
08045512

2007 ANNUAL REPORT
NOTICE OF 2008 ANNUAL MEETING
AND PROXY STATEMENT


Level(3)
COMMUNICATIONS

Some of the statements made in this Annual Report to Stockholders are forward looking in nature. These statements are based on management's current expectations or beliefs. These forward looking statements are not a guarantee of performance and are subject to a number of uncertainties and other factors, many of which are outside Level 3's control, which could cause actual events to differ materially from those expressed or implied by the statements. The most important factors that could prevent Level 3 from achieving its stated goals include, but are not limited to the company's ability to: successfully integrate acquisitions; increase the volume of traffic on the network; defend intellectual property and proprietary rights; develop new products and services that meet customer demands and generate acceptable margins; successfully complete commercial testing of new technology and information systems to support new products and services; attract and retain qualified management and other personnel; and meet all of the terms and conditions of debt obligations. Additional information concerning these and other important factors can be found within Level 3's filings with the Securities and Exchange Commission. Statements in this Annual Report to Stockholders should be evaluated in light of these important factors. Level 3 is under no obligation to, and expressly disclaims any such obligation to, update or alter its forward-looking statements, whether as a result of new information, future events, or otherwise.

TO OUR STOCKHOLDERS

2007 was a year of both opportunity and challenge for our company. The industry continued its healthy consolidation, and customer trends toward accessing video and other content over wireless and wired communications networks played to our strengths. It was a year in which we continued to grow faster than most of our competitors and further strengthened our financial position through important capital market transactions. And it was a year in which we completed strategically important acquisitions. But at the same time, it was a year of operational challenges that prevented us from achieving the level of growth that we should have, given the favorable market conditions that we experienced.

The series of acquisitions we completed in 2006 and 2007 helped improve our revenue growth, network reach and leadership position but also presented us with multiple back office systems for provisioning, or activating, new service for our customers. Working across these various systems caused issues in activating service for our customers on a timely basis. We believe we have identified the root causes of our service activation issues and are well along the path of working through them. Our objective is to consolidate all of the existing provisioning systems onto a single, common platform, which we largely expect to complete in 2008. In the meantime we have made important interim improvements and believe that we have created enough service activation capability to support expected levels of future sales growth.

As we look forward, we believe we have a strong position in the market resulting from unique competitive advantages. The Level 3 network has the capability to scale rapidly to meet the demands of online video and other rich media applications that are now driving explosive growth in network bandwidth demand. As more and more network bandwidth is devoted to such applications, we believe our competitive strength will grow. Our margins lead the industry, because we carry most of our customers' traffic on our own facilities and because each new dollar of revenue requires only a small fraction of a dollar of supporting operating expense.

We are pleased to report that neither demand nor pricing is limiting our opportunity. Our market is large and growing rapidly. Particularly in our content and business markets, we are relatively new entrants with small market share but significant competitive strengths. Demonstrating the strength of the market, our 2007 Core Communications Services grew at an annualized rate of 13 percent and, but for internal operational issues, could have grown much more rapidly.

OPERATIONS, SERVICES AND SALES IMPROVEMENTS

In general, our operational challenges stemmed from our inability to activate signed orders at a rate necessary to meet our promised installation intervals. As a result, backlog of uninstalled orders grew, and our customers experienced unacceptable delays.

Starting last summer, we took a number of operational and organizational steps aimed at addressing the underlying issues that created the problem:

Improved Order Entry

For all services in our portfolio, we better defined the technical information needed by the provisioning organization to activate a service order. This reduced the amount of rework being caused by incomplete or inconsistent product information in customer orders. During the fourth quarter, all definitional work was completed, more rigid criteria were established for orders entering our system, and further product and system specific training was conducted with sales, order entry and order management personnel.

By the end of 2007, we significantly reduced the size of the aged backlog and established activation intervals that we are now communicating to our customers with confidence.

As part of our project to move toward a common service activation platform across our entire company, we are introducing a single quoting and order entry platform to all business groups for many of our services. The order entry consolidation is a critical step toward simplifying the front end of the service activation process.

Increased Service Activation Capacity

We took several steps to increase our capacity to activate new service. First, we added people in areas where we noticed chronic bottlenecks occurring. Secondly, we cross trained people in different service activation tasks, allowing us to move them quickly into areas in which bottlenecks may occur from time to time. Thirdly, we improved our ability to forecast order volumes and to model and address future bottlenecks before they occur. Fourthly, we contracted with an offshore business partner to handle certain tasks that are not part of our core strategic strengths, allowing us to scale those tasks up and down more easily as needed. Finally, we provided better data and tools to the people involved in service activation, thereby improving the speed and quality of work at each step and greatly cutting down on the incidence of rework. These changes have led to a significant increase in our service activation capacity and give us confidence that our service activation capabilities will not constrain our ability to sell and install the services our customers wish to order.

Project Unity

Project Unity is our long term initiative to provide a unifying set of business processes and support systems, replacing the diverse systems and processes in the companies we acquired. As we deploy each release of the Unity platform, we are able to retire legacy systems that have contributed to operational complexity. By the end of 2007, we had implemented enough of the Unity capabilities to retire approximately 350 of our legacy software applications. We have also completed a significant amount of the required employee training in Unity processes and applications and have developed rigorous methods and procedures documentation for the full service activation process.

The deployment of Project Unity is significant. We believe that the project will be substantially complete later this year, bringing both operational and financial value to the company.

Increasing Sales

Having made these operational and organizational improvements, our goal now is to increase our rate of sales to utilize the improved activation capacity that we have created. However, just as the drop in sales in 2007 lagged the service issues, a corresponding increase in sales in 2008 will lag the service improvements. To accelerate this process we have established special sales incentives. Also, because of our confidence in our service activation improvements, we have begun to recruit additional sales people, with an emphasis on the Business Markets Group and the Wholesale Markets Group.

IMPROVED CAPITAL STRUCTURE AND LIQUIDITY

In early 2007, we completed a number of capital markets transactions to further strengthen the company's balance sheet. The goals of these actions were to reduce cash interest expense, lower the cost of debt, reduce leverage and extend debt maturities. In total, we refinanced $3 billion of debt which contributed to reduced interest expense of $71 million in 2007.

The company had approximately $723 million in cash and marketable securities at the end of 2007 and no significant debt maturities due until September 2009.

FINANCIAL PERFORMANCE

For the full year 2007, Level 3 reported Core Communications Services revenue of $3.62 billion, compared to $1.97 billion in 2006, an annual increase of 84 percent. Year over year revenue growth was from both acquisitions and organic growth. Our optical/IP, voice, data and video transport services grew

13 percent on an annualized basis from the first quarter 2007 to the fourth quarter 2007. While this is very attractive growth, we could and should have grown faster given the demonstrated demand for our services.

Consolidated Adjusted EBITDA increased to $824 million for the full year 2007, compared to $682 million for 2006. The growth reflects the high degree of operating leverage the company enjoys in organic revenue growth, as well as the benefit of the acquisition related synergies realized in 2007. Communications gross margin for 2007 increased to 58 percent, compared to 56 percent in 2006. The increase was achieved even after absorbing Broadwing, which had gross margins of approximately 38 percent at the time of the acquisition in January of 2007.

All of the company's customer facing groups saw revenue growth in 2007, and for the full year 2007, the percent of Core Communications Services revenue by each market group was:

- Wholesale Markets Group — 56 percent
- Business Markets Group — 26 percent
- Content Markets Group — 11 percent
- European Markets Group — 7 percent

Over the course of the year, we continued to see favorable demand and pricing and overall a positive market environment. We anticipate that these trends will continue through the coming year.

KEY ANNOUNCEMENTS

During 2007 and into 2008, Level 3 announced several key acquisitions and a divestiture. The transactions detailed below continued to expand the breadth, depth and capabilities of Level 3's network and services portfolio.

Corporate Transactions

Acquisitions

During 2007, Level 3 made a series of acquisitions that complemented the company's existing portfolio of network assets and capabilities. The acquisition of Broadwing augmented the Level 3 network with additional backbone intercity route miles and enabled significant operational synergies across the network. Broadwing also provided us with a significant enterprise customer base and brought demonstrated sales expertise to strengthen our capabilities in this key market.

Acquisitions of the SAVVIS Content Delivery Network (CDN) services and Dublin, Ireland based Servecast enabled Level 3 to further expand our capabilities in online video and other rich media content delivery.

The SAVVIS CDN business included a substantial portfolio of important foundational CDN patents and included caching capabilities across North America, Europe and Asia that complement the existing Vyvx video services acquired as part of the 2005 acquisition of WilTel.

The acquisition of Servecast brought live and on demand video management and streaming services for broadband and mobile platforms. The acquisition of Servecast accelerated Level 3's planned development of streaming technology. These capabilities enable us to manage and distribute online video content in multiple formats to meet increasing demands for high quality video over the Internet.

Together, these capabilities position us to take better advantage of the growing market for distribution of online video and other content with large bandwidth requirements.

Divestiture

Level 3 announced a definitive agreement to sell its Vyvx Ads business to DG FastChannel, Inc. Under the terms of the agreement, Level 3 will receive total consideration of $129 million payable in cash at closing, subject to customary working capital and certain other post closing adjustments. Level 3 will retain ownership of Vyvx, LLC and its core broadcast business, including all of the Vyvx content distribution capabilities.

The Vyvx Ads business is not core to Level 3's strategy, as it relies primarily on satellite and physical duplication and shipping methods for distribution and does not utilize the Level 3 network to deliver content to end destinations.

The sale is subject to regulatory approvals as well as certain other customary closing conditions, and is expected to close in the first half of 2008.

MARKET OPPORTUNITY

Throughout 2007, Level 3 continued to see favorable pricing and strong demand for its services. These conditions are the result of improving industry structure and rapidly growing demand for both wireless and wired broadband services. We remain well positioned to take advantage of this strong market opportunity. Level 3 is one of the few providers to offer extensive intercity and metro market reach over physically owned network assets. Layered over this core network infrastructure, we deliver a comprehensive portfolio of network services that provide customers with all of the building blocks necessary to meet growing demands for advanced communications solutions. Our expansive network footprint and capabilities position Level 3 as a strong alternative to incumbent providers. Additionally, these network capabilities are also a strong competitive differentiator for the company, especially when compared to services offered by multiple industry providers.

CONCLUSION

Level 3's rate of revenue growth in 2007 was slowed by our operational challenges during the year. However, we believe we have identified the root causes, established corrective action, and are now on the path to take advantage of the strong market conditions that are available to us today.

We have two primary goals for 2008. The first is to provide exceptional customer service and increase our sales and activation rates to levels that capitalize on demonstrated demand for our services. Our second objective is to achieve sustainable, positive free cash flow as soon as reasonably possible. Given the strength of demand for our services, our focus on operational improvement and our demonstrated operating leverage, we believe we can achieve both of these objectives in 2008. That will position us very well for the future.

We appreciate your support and look forward to reporting on our continued growth and progress.





Walter Scott, Jr.
Chairman of the Board

James Q. Crowe
President and Chief Executive Officer



LEVEL 3 COMMUNICATIONS, INC.
1025 Eldorado Boulevard
Broomfield, CO 80021

April 4, 2008

Dear Stockholder:

You are cordially invited to attend the Annual Meeting of Stockholders of Level 3 Communications, Inc. ("Level 3") to be held at 9:00 a.m. on May 20, 2008, at the Level 3 Communications Headquarters, 1025 Eldorado Boulevard, Broomfield, Colorado 80021.

At the Annual Meeting, you will be asked to consider and act upon the following matters:

- the reelection to our Board of Directors of 11 directors, each for a one-year term until the 2009 Annual Meeting of Stockholders; and
- the approval of the grant to our Board of Directors of discretionary authority to amend our restated certificate of incorporation to effect a reverse stock split at one of four ratios; and
- the approval of an amendment to our restated certificate of incorporation removing the supermajority voting provisions therein to permit our stockholders to amend our amended and restated by-laws and our restated certificate of incorporation by the affirmative vote of a majority of the outstanding shares of our common stock; and
- the approval of the amendment and restatement of our restated certificate of incorporation; and
- the transaction of such other business as may properly come before the Annual Meeting.

Our Board of Directors recommends that you reelect the 11 nominees for director, each for a one-year term until the 2009 Annual Meeting of Stockholders, approve the proposed granting to our Board of Directors of discretionary authority to amend the restated certificate of incorporation to effect a reverse stock split, approve the amendment of our restated certificate of incorporation to permit our stockholders to amend our amended and restated by-laws by the affirmative vote of a majority of the outstanding shares of our common stock, and the amendment and restatement of our restated certificate of incorporation. See "REELECTION OF DIRECTORS PROPOSAL," "REVERSE STOCK SPLIT PROPOSAL," "REMOVAL OF SUPERMAJORITY PROVISIONS PROPOSAL," and "RESTATEMENT OF CERTIFICATE OF INCORPORATION PROPOSAL."

Information concerning the matters to be considered and voted upon at the Annual Meeting is contained in the attached Notice of Annual Meeting and Proxy Statement. It is important that your shares be represented at the Annual Meeting, regardless of the number you hold. To ensure your representation at the Annual Meeting, if you are a stockholder of record, you may vote in person at the Annual Meeting. We will give you a ballot when you arrive. If you do not wish to vote in person or if you will not be attending the Annual Meeting, you may vote by proxy. You can vote by proxy over the Internet by following the instructions provided in the Notice of Internet Availability of Proxy Materials that was previously mailed to you, or, if you requested printed copies of the proxy materials, you can also vote by mail, by telephone or on the Internet as instructed on the proxy card that you received. If you attend the Annual Meeting, you may vote in person even if you have previously returned a proxy card.

Sincerely,

Walter Scott

Walter Scott, Jr.
Chairman of the Board

TABLE OF CONTENTS



LEVEL 3 COMMUNICATIONS, INC.
1025 Eldorado Boulevard
Broomfield, CO 80021

NOTICE OF 2008 ANNUAL MEETING OF STOCKHOLDERS
To be held May 20, 2008

To the Stockholders of Level 3 Communications, Inc.:

The 2008 Annual Meeting of Stockholders (the "Annual Meeting") of Level 3 Communications, Inc., a Delaware corporation ("Level 3" or "our"), will be held at the Headquarters of Level 3 Communications, Inc., 1025 Eldorado Boulevard, Broomfield, Colorado 80021 at 9:00 a.m. on May 20, 2008, for the following purposes:

1. To reelect all 11 directors of the Board of Directors of Level 3 each for a one-year term until the 2009 Annual Meeting of Stockholders; and
2. To approve the granting to the Level 3 Board of Directors of discretionary authority to amend our Restated Certificate of Incorporation to effect a reverse stock split at one of four ratios; and
3. To approve an amendment to our Restated Certificate of Incorporation removing the supermajority voting provisions therein to permit our stockholders to amend our amended and restated by-laws and our Restated Certificate of Incorporation by the affirmative vote of a majority of the outstanding shares of our common stock; and
4. To approve an amendment and restatement of our Restated Certificate of Incorporation; and
5. To authorize the transaction of such other business as may properly come before the Annual Meeting or any adjournments or postponements thereof.

The Board of Directors has fixed the close of business on March 27, 2008 as the record date for the determination of the holders of our common stock entitled to notice of, and to vote at, the Annual Meeting. Accordingly, only holders of record of Level 3 common stock at the close of business on that date will be entitled to notice of and to vote at the Annual Meeting and any adjournment or postponement thereof. As of May 10, 2008, ten days prior to the Annual Meeting, a list of stockholders entitled to notice of the Annual Meeting and that have the right to vote at the Annual Meeting will be available for inspection at the Level 3 Communications, Inc. offices located at 1025 Eldorado Boulevard, Broomfield, Colorado 80021.

The 11 nominees for director will be elected by a plurality of the votes cast by holders of Level 3 common stock present in person or by proxy and entitled to vote at the Annual Meeting.

The proposal to grant to the Board of Directors discretionary authority to amend our Restated Certificate of Incorporation to effect a reverse stock split at one of four ratios requires the affirmative vote of a majority of the outstanding shares of our common stock. The proposal to adopt an amendment to our Restated Certificate of Incorporation to remove the supermajority voting provisions therein requires the affirmative vote of the holders of 66⅔% of the votes entitled to be cast in respect of all outstanding shares of our common stock. The proposal to adopt a further amendment and restatement of our Restated Certificate of Incorporation requires the affirmative vote of the holders of a majority of the votes entitled to be cast in respect of all outstanding shares of our common stock. The proposal to authorize the transaction of such other business as may properly come before the

Annual Meeting or any adjournments or postponements thereof requires the affirmative vote of a majority of the votes cast by holders of Level 3 common stock present in person or by proxy at the Annual Meeting.

The matters to be considered at the Annual Meeting are more fully described in the accompanying Proxy Statement, which forms a part of this Notice.

ALL STOCKHOLDERS ARE CORDIALLY INVITED TO ATTEND THE ANNUAL MEETING. TO ENSURE YOUR REPRESENTATION AT THE ANNUAL MEETING, IF YOU DO NOT WISH TO VOTE IN PERSON OR IF YOU WILL NOT BE ATTENDING THE ANNUAL MEETING, YOU MAY VOTE BY PROXY. YOU CAN VOTE BY PROXY OVER THE INTERNET BY FOLLOWING THE INSTRUCTIONS PROVIDED IN THE NOTICE OF INTERNET AVAILABILITY OF PROXY MATERIALS THAT WAS PREVIOUSLY MAILED TO YOU, OR, IF YOU REQUESTED PRINTED COPIES OF THE PROXY MATERIALS, YOU CAN ALSO VOTE BY MAIL, BY TELEPHONE OR ON THE INTERNET AS INSTRUCTED ON THE PROXY CARD THAT YOU RECEIVED. ANY STOCKHOLDER ATTENDING THE ANNUAL MEETING MAY VOTE IN PERSON EVEN IF THAT STOCKHOLDER HAS RETURNED A PROXY.

By Order of the Board of Directors



Walter Scott, Jr.
Chairman of the Board

Dated: April 4, 2008



LEVEL 3 COMMUNICATIONS, INC.
1025 Eldorado Boulevard
Broomfield, CO 80021

Proxy Statement
April 4, 2008

2008 ANNUAL MEETING OF STOCKHOLDERS
May 20, 2008

We are furnishing you this Proxy Statement in connection with the solicitation of proxies on behalf of the Board of Directors of Level 3 Communications, Inc. ("Level 3," the "company," "we," "us," or "our") to be voted at the Annual Meeting of Stockholders to be held on May 20, 2008, or any adjournment or postponements thereof (the "Annual Meeting"). This Proxy Statement, the Notice of Annual Meeting, the accompanying Proxy and the Annual Report to Stockholders are first being mailed or made available to Stockholders on or about April 9, 2008. We sometimes refer to our Board of Directors as the "Board" and to this document as the "Proxy Statement."

BACKGROUND INFORMATION

Why am I receiving these materials?

Our Board of Directors has made these materials available to you on the Internet or, upon your request, has delivered printed versions of these materials to you by mail, in connection with the Board's solicitation of proxies for use at the Annual Meeting, which will take place on May 20, 2008. Our stockholders are invited to attend the Annual Meeting and are requested to vote on the proposals described in this Proxy Statement.

What is included in these materials?

These materials include:

- Our Proxy Statement for the Annual Meeting; and
- Our 2007 Annual Report to Stockholders, which includes our audited consolidated financial statements.

If you requested printed versions of these materials by mail, these materials also include the proxy card for the Annual Meeting.

What items will be voted on at the Annual Meeting?

There are five items that will be voted on at the Annual Meeting:

1. To reelect all 11 directors of the Board of Directors of Level 3 each for a one-year term until the 2009 Annual Meeting of Stockholders; and
2. To approve the granting to the Level 3 Board of Directors of discretionary authority to amend our Restated Certificate of Incorporation to effect a reverse stock split at one of four ratios; and
3. To approve an amendment to our Restated Certificate of Incorporation removing the supermajority voting provisions therein to permit our stockholders to amend our amended and restated by-laws and our Restated Certificate of Incorporation by the affirmative vote of a majority of the outstanding shares of our common stock; and
4. To approve an amendment and restatement of our Restated Certificate of Incorporation; and

5. To authorize the transaction of such other business as may properly come before the Annual Meeting or any adjournments or postponements thereof.

What are our Board of Directors' voting recommendations?

Our Board of Directors recommends that you reelect the 11 nominees for director, each for a one-year term until the 2009 Annual Meeting of Stockholders, approve the proposed granting to our Board of Directors of discretionary authority to amend our Restated Certificate of Incorporation to effect a reverse stock split, approve the amendment of our Restated Certificate of Incorporation to permit our stockholders to amend our amended and restated by-laws and our Restated Certificate of Incorporation by the affirmative vote of a majority of the outstanding shares of our common stock, and the amendment and restatement of our Restated Certificate of Incorporation. See "REELECTION OF DIRECTORS PROPOSAL," "REVERSE STOCK SPLIT PROPOSAL," "REMOVAL OF SUPERMAJORITY PROVISIONS PROPOSAL," and "RESTATEMENT OF CERTIFICATE OF INCORPORATION PROPOSAL."

Where are Level 3's principal executive offices located, and what is Level 3's main telephone number?

Level 3's principal executive offices are located at 1025 Eldorado Boulevard, Broomfield, Colorado 80021. Our main telephone number is (720) 888-1000.

Why did I receive a one-page notice in the mail regarding the Internet availability of proxy materials this year instead of a full set of proxy materials?

Pursuant to the new rules recently adopted by the Securities and Exchange Commission (the "SEC"), we are required to provide access to our proxy materials over the Internet. Accordingly, we are sending a Notice of Internet Availability of Proxy Materials (the "Notice") to our stockholders of record and beneficial owners. All stockholders will have the ability to access the proxy materials on a website referred to in the Notice or request to receive a printed set of the proxy materials. Instructions on how to access the proxy materials over the Internet or to request a printed copy may be found on the Notice. In addition, stockholders may request to receive proxy materials in printed form by mail or electronically by email on an ongoing basis.

How can I get electronic access to the proxy materials?

The Notice will provide you with instructions regarding how to:

- View our proxy materials for the Annual Meeting on the Internet; and
- Instruct us to send our future proxy materials to you electronically by email.

Choosing to receive your future proxy materials by email will save us the cost of printing and mailing documents to you and will reduce the effect of our annual stockholders' meetings on the environment. If you choose to receive future proxy materials by email, you will receive an email next year with instructions containing a link to those materials and a link to the proxy voting site. Your election to receive proxy materials by email will remain in effect until you terminate it.

Who may vote at the Annual Meeting?

If you owned our common stock at the close of business on March 27, 2008 (the "Record Date"), then you may attend and vote at the meeting. At the close of business on the Record Date, we had 1,548,059,528 shares of common stock issued and outstanding, all of which were entitled to one vote on the matters to be considered at the meeting.

What shares are represented by the Proxy?

If we delivered a proxy card to you, the proxy represents all the shares registered in your name with our transfer agent, Wells Fargo Shareowner Services. A proxy that is delivered by your broker, bank or other nominee represents the shares held by you in an account at that institution.

If you are an employee who participates in our 401(k) Plan and you received a proxy, the proxy does not include the shares of our common stock that are attributable to the units that you hold in the Level 3 Stock Fund as part of the 401(k) Plan. Shares held by employees through the Level 3 401(k) Plan are voted by the administrator of the 401(k) Plan.

What is the difference between holding shares as a stockholder of record and as a beneficial owner of shares held in street name?

Stockholder of Record. If your shares are registered directly in your name with our transfer agent, Wells Fargo Shareowner Services, you are considered the stockholder of record with respect to those shares, and the Notice was sent directly to you by Level 3.

Beneficial Owner of Shares Held in Street Name. If your shares are held in an account at a brokerage firm, bank, broker-dealer, or other similar organization, then you are the beneficial owner of shares held in "street name," and the Notice was forwarded to you by that organization. The organization holding your account is considered the stockholder of record for purposes of voting at the Annual Meeting. As a beneficial owner, you have the right to direct that organization on how to vote the shares held in your account.

What is the quorum requirement for the Annual Meeting?

A majority of our outstanding shares on the Record Date must be present at the meeting in order to hold the meeting and conduct business. This is called a quorum. Your shares will be counted for purposes of determining if there is a quorum, whether representing votes for, against, withheld or abstained, or broker non-votes, if you:

- Are present and vote in person at the meeting; or
- Have voted on the Internet, by telephone or by properly submitting a proxy card or voting instruction form by mail.

If I am a stockholder of record of Level 3's shares, how do I vote?

If you are a stockholder of record, you may vote in person at the Annual Meeting. We will give you a ballot when you arrive.

If you do not wish to vote in person or if you will not be attending the Annual Meeting, you may vote by proxy. You can vote by proxy over the Internet by following the instructions provided in the Notice, or, if you request printed copies of the proxy materials by mail, you can also vote by mail, by telephone or on the Internet.

If I am a beneficial owner of shares held in street name, how do I vote?

If you are a beneficial owner of shares held in street name and you wish to vote in person at the Annual Meeting, you must obtain a valid legal proxy from the organization that holds your shares.

If you do not wish to vote in person or you will not be attending the Annual Meeting, you may vote by proxy. You may vote by proxy over the Internet, or if you request printed copies of the proxy materials by mail, you can also vote by mail or by telephone by following the instructions provided in the Notice.

What happens if I do not give specific voting instructions?

Stockholders of Record. If you are a stockholder of record and you:

- Indicate when voting on the Internet or by telephone that you wish to vote as recommended by our Board of Directors; or
- If you sign and return a proxy card without giving specific voting instructions;

then the proxy holders will vote your shares in the manner recommended by our Board on all matters presented in this Proxy Statement and as the proxy holders may determine in their discretion with respect to any other matters properly presented for a vote at the meeting.

Beneficial Owners of Shares Held in Street Name. If you are a beneficial owner of shares held in street name and do not provide the organization that holds your shares with specific voting instructions, under the rules of various national and regional securities exchanges, the organization that holds your shares may generally vote on routine matters but cannot vote on non-routine matters. If the organization that holds your shares does not receive instructions from you on how to vote your shares on a non-routine matter, the organization that holds your shares will inform our Inspector of Election that it does not have the authority to vote on this matter with respect to your shares. This is generally referred to as a "broker non-vote." When our Inspector of Election tabulates the votes for any particular matter, broker non-votes will be counted for purposes of determining whether a quorum is present, but will not otherwise be counted. We encourage you to provide voting instructions to the organization that holds your shares by carefully following the instructions provided in the Notice.

How are abstentions treated?

Abstentions are counted for purposes of determining whether a quorum is present. For the purpose of determining whether the stockholders have approved a matter, abstentions are not treated as votes cast affirmatively or negatively, and therefore do not have any effect on the outcome of a matter to be voted on at the Annual Meeting that requires an affirmative vote of a majority of the votes cast by holders of our common stock present in person or by proxy at the Annual Meeting. Abstentions only have an effect on the outcome of any matter being voted on at the Annual Meeting that requires the approval based on our total shares outstanding. Three of the proposals to be considered at the Annual Meeting require an affirmative vote based on the shares outstanding.

What is the voting requirement to approve each of the proposals?

The following table sets forth the voting requirement with respect to each of the proposals:

Proposal 1—Election of directors	The 11 nominees for director will be elected by a plurality of the votes cast by holders of our common stock present in person or by proxy and entitled to vote at the Annual Meeting.
Proposal 2—Granting to the Level 3 Board of Directors discretionary authority to amend our Restated Certificate of Incorporation to effect a reverse stock split at one of four ratios.	To be approved by our stockholders, this proposal requires the affirmative vote of the holders of a majority of the votes entitled to be cast in respect of all outstanding shares of our common stock.

Proposal 3—An amendment to our Restated Certificate of Incorporation removing the supermajority voting provisions therein to permit our stockholders to amend our amended and restated by-laws and our Restated Certificate of Incorporation by the affirmative vote of a majority of the outstanding shares of our common stock.	To be approved by our stockholders, this proposal requires the affirmative vote of the holders of 66⅔ percent of the votes entitled to be cast in respect of all outstanding shares of our common stock.
Proposal 4—An amendment and restatement of our Restated Certificate of Incorporation.	To be approved by our stockholders, this proposal requires the affirmative vote of the holders of a majority of the votes entitled to be cast in respect of all outstanding shares of our common stock.
Proposal 5—The transaction of such other business as may properly come before the Annual Meeting or any adjournments or postponements thereof.	To be approved by our stockholders, this proposal requires the affirmative vote of a majority of the votes cast by holders of our common stock present in person or by proxy and entitled to vote at the Annual Meeting.

Can I change my vote after I have voted?

You may revoke your proxy and change your vote at any time before the final vote at the meeting. You may vote again on a later date on the Internet or by telephone (only your latest Internet or telephone proxy submitted prior to the meeting will be counted), or by signing and returning a new proxy card with a later date, or by attending the meeting and voting in person. However, your attendance at the Annual Meeting will not automatically revoke your proxy unless you vote again at the meeting or specifically request in writing that your prior proxy be revoked.

Is cumulative voting permitted for the election of directors?

Our Restated Certificate of Incorporation and amended and restated By-laws do not permit you to cumulate your votes.

Is my vote confidential?

Proxy instructions, ballots and voting tabulations that identify individual stockholders are handled in a manner that protects your voting privacy. Your vote will not be disclosed either within Level 3 or to third parties, except:

- As necessary to meet applicable legal requirements;
- To allow for the tabulation and certification of votes; and
- To facilitate a successful proxy solicitation.

Occasionally, stockholders provide written comments on their proxy cards, which may be forwarded to management and our Board of Directors.

Who will tabulate the vote?

Our transfer agent, Wells Fargo Shareowner Services, will tally the vote, which will be certified by an Inspector of Election who is a Level 3 employee.

Where can I find the voting results of the Annual Meeting?

The preliminary voting results will be announced at the Annual Meeting. The final voting results will be tallied by the Inspector of Election and published in our quarterly report on Form 10-Q for the quarter ending on June 30, 2008, which we expect to file with the SEC by August 11, 2008.

Am I entitled to appraisal rights?

The Board has not proposed for consideration at the Annual Meeting any transaction for which the laws of the State of Delaware entitle stockholders to appraisal rights.

Who is paying for the cost of this proxy solicitation?

Level 3 is paying the costs of the solicitation of proxies. We must pay brokerage firms and other persons representing beneficial owners of shares held in street name certain fees associated with:

- Forwarding the Notice to beneficial owners;
- Forwarding printed proxy materials by mail to beneficial owners who specifically request them; and
- Obtaining beneficial owners' voting instructions.

In addition to soliciting proxies by mail, our board members, officers and employees may solicit proxies on our behalf, without additional compensation, personally or by telephone. We will also solicit proxies by email from stockholders who are our employees or who previously requested to receive proxy materials electronically.

What is householding of Proxy Materials?

Some banks, brokers and other nominee record holders may be participating in the practice of "householding" proxy statements and annual reports. This means that only one copy of this proxy statement or the company's annual report may have been sent to multiple stockholders in your household. The company will promptly deliver a separate copy of either document to you if you write or call the company at the following address or phone number: Investor Relations, Level 3 Communications, Inc., 1025 Eldorado Boulevard, Broomfield, Colorado 80021, (720) 888-1000. If you want to receive separate copies of the company's annual report and proxy statement in the future, or if you are receiving multiple copies and would like to receive only one copy for your household, you should contact your bank, broker or other nominee record holder, or you may contact the company at the above address and phone number.

What is the deadline to propose actions for consideration at the 2009 annual meeting of stockholders or to nominate individuals to serve as directors?

You may submit proposals, including director nominations, for consideration at future annual meetings of stockholders.

A stockholder who would like to have a proposal considered for inclusion in our 2009 Proxy Statement must submit the proposal so that it is received by us no later than December 5, 2008. SEC rules set standards for eligibility and specify the types of stockholder proposals that may be excluded from a proxy statement. Stockholder proposals should be addressed to the Secretary, Level 3 Communications, Inc., 1025 Eldorado Boulevard, Broomfield, Colorado 80021.

If a stockholder does not submit a proposal for inclusion in next year's proxy statement, but instead wishes to present it directly at the 2009 Annual Meeting of Stockholders, our By-laws require that the stockholder notify us in writing on or before March 21, 2009, but no earlier than February 19,

2009, for the proposal to be included in our proxy material relating to that meeting. Proposals received after March 21, 2009 will not be voted on at the 2009 Annual Meeting of Stockholders. In addition, such proposal must also include a brief description of the business to be brought before the annual meeting, the stockholder's name and record address, the number of shares of our common stock that are owned beneficially or of record by such stockholder, a description of any arrangements or understandings between the stockholder and any other person in connection with such proposal and any material interest of such stockholder in such proposal, and a representation that the stockholder intends to appear in person or by proxy at the Annual Meeting.

If the stockholder wishes to nominate one or more persons for election as a director, such stockholder's notice must also state the information described below under the caption "*REELECTION OF DIRECTORS PROPOSAL—Corporate Governance—Nominating and Governance Committee—Nominating Procedures.*"

All proposals should be directed to the Secretary, Level 3 Communications, Inc., 1025 Eldorado Boulevard, Broomfield, Colorado 80021.

How can I communicate with the independent directors on Level 3's Board?

If you wish to communicate directly with the Board, a committee of the Board or with an individual director, regarding matters related to Level 3, you should send the communication to:

Level 3 Communications, Inc.
Board of Directors [or committee name or
director's name, as appropriate]
1025 Eldorado Boulevard
Broomfield, Colorado 80021

We will forward all stockholder correspondence about Level 3 to the Board, committee or individual director, as appropriate. Please note that we will not forward communications that are spam, junk mail and mass mailings, service complaints, service inquiries, new service suggestions, resumes and other forms of job inquiries, surveys, and business solicitations or advertisements.

REELECTION OF DIRECTORS PROPOSAL

At the Annual Meeting, the 11 directors that are standing for reelection will be reelected to hold office for a one-year term until the 2009 Annual Meeting, or until their successors have been elected and qualified. If any nominee shall, prior to the Annual Meeting, become unavailable for election as a director, the persons named in the accompanying form of proxy will, in their discretion, vote for that nominee, if any, as may be recommended by the Board, or the Board may reduce the number of directors to eliminate the vacancy.

Information as to Nominees

The respective ages, positions with Level 3, if any, business experience, directorships in other companies and Board committee memberships, of the nominees for election are set forth below. All information is presented as of March 14, 2008. Other than James Q. Crowe, none of these directors is our employee.

Walter Scott, Jr., 76, has been our Chairman of the Board since September 1979, and a director since April 1964. Mr. Scott has been Chairman Emeritus of Peter Kiewit Sons', Inc. ("PKS") since 1998. Mr. Scott is also a director of PKS, Berkshire Hathaway Inc., MidAmerican Energy Holdings Company and Valmont Industries, Inc.

James Q. Crowe, 58, has been our Chief Executive Officer since August 1997, our President since March 14, 2008, and a director of the Company since June 1993. Mr. Crowe was also President of the Company from August 1997 until July 2000. Mr. Crowe was President and Chief Executive Officer of MFS Communications Company, Inc. ("MFS") from June 1993 to June 1997. Mr. Crowe also served as Chairman of the Board of WorldCom from January 1997 until July 1997, and as Chairman of the Board of MFS from 1992 through 1996.

Douglas C. Eby, 48, has been a director since August 2007. Mr. Eby is chairman and CEO of Time Partners LLC, an investment advisory firm since 2004. Prior to that from April 1997 until September 2007, Mr. Eby was President of Torray LLC, a registered investment advisory firm, having joined Torray LLC in 1992. Mr. Eby is also a member of the Board of Directors of Markel Corporation, CBRE Realty Finance, Inc. and Suburban Healthcare System. Since July 2007, Mr. Eby is also the Chairman of the Board of the Boys and Girls Clubs of Greater Washington, D.C.

Admiral James O. Ellis, Jr. U.S. Navy (ret.), 60, has been a director since March 2005. Effective May 18, 2005, Admiral Ellis became the president and chief executive officer of the Institute of Nuclear Power Operations or INPO, a nonprofit corporation established by the nuclear utility industry in 1979 to promote the highest levels of safety and reliability in the operation of nuclear electric generating plants. Admiral Ellis most recently served as Commander, U.S. Strategic Command in Omaha, Nebraska, before retiring in July 2004 after 35 years of service in the U.S. Navy, as Commander of the Strategic Command. In his Naval career, he held numerous commands. A graduate of the U.S. Naval Academy, he also holds M.S. degrees in Aerospace Engineering from the Georgia Institute of Technology and in Aeronautical Systems from the University of West Florida. He served as a Naval aviator and was a graduate of the U.S. Naval Test Pilot School. Admiral Ellis is also a member of the Board of Directors of Lockheed Martin Corporation and Inmarsat PLC. Admiral Ellis is the Chairman of the Nominating and Governance committee.

Richard R. Jaros, 56, has been a director of the Company since June 1993. Mr. Jaros has been a private investor for more than the past five years. Mr. Jaros served as President of the Company from 1996 to 1997. Mr. Jaros served as Executive Vice President of the Company from 1993 to 1996 and Chief Financial Officer of the Company from 1995 to 1996. He also served as President and Chief Operating Officer of CalEnergy from 1992 to 1993. Mr. Jaros is the Chairman of the Compensation Committee.

Robert E. Julian, 68, has been a director of the Company since March 1998. Mr. Julian has been a private investor for more than the past five years. From 1992 to 1995 Mr. Julian served as Executive Vice President and Chief Financial Officer of the Company. Mr. Julian is a member of the Audit Committee and the Compensation Committee.

Michael J. Mahoney, 57, has been a director since August 2007. From 2000 until March 2007, Mr. Mahoney was the president and chief executive officer of Commonwealth Telephone Enterprises. Prior to that, from 1997 until 2000, Mr. Mahoney was president and chief operating officer of RCN Corporation. Mr. Mahoney also served as president and chief operating officer of C-TEC Corporation from 1993 until 1997. Mr. Mahoney is a member of the Board of Trustees of Wilkes University.

Arun Netravali, 61, has been a director of the Company since April 2003. Mr. Netravali is currently the managing partner of OmniCapital Group LLC, a venture capital firm since November 2004. Mr. Netravali was a private investor from April 2003 until November 2004. Prior to that, Mr. Netravali was Chief Scientist for Lucent Technologies, working with academic and investment communities to identify and implement important new networking technologies from January 2002 to April 2003. Prior to that position, Mr. Netravali was President of Bell Labs as well as Lucent's Chief Technology Officer and Chief Network Architect from June 1999 to January 2002. Bell Labs served as the research and development organization for Lucent Technologies. Mr. Netravali is a director of LSI Corporation. Mr. Netravali is a member of the Compensation Committee.

John T. Reed, 64, has been a director of the Company since March 2003. Mr. Reed has been a private investor since February 2005. Mr. Reed is also a Director of and Chairman of the Audit Committee of First National Bank of Omaha. Mr. Reed is also Chairman of the Board of Alegent Health, a health care system headquartered in Omaha, Nebraska and a member of the Board and Chairman of the Audit Committee of Father Flanagan's Boys' Home located in Boys Town, Nebraska. Mr. Reed was Chairman of HMG Properties, the real estate investment banking joint venture of McCarthy Group, Inc. from 2000 until February 2005. Prior to that, he was Chairman of McCarthy & Co., the investment banking affiliate of McCarthy Group. Prior to joining McCarthy Group in 1997, Mr. Reed spent 32 years with Arthur Andersen LLP. Mr. Reed is the Chairman of the Audit Committee and a member of the Nominating and Governance Committee.

Michael B. Yanney, 74, has been a director since March 1998. He has served as Chairman of the Board of The Burlington Capital Group, LLC (formerly known as America First Companies L.L.C.) for more than the last five years. Mr. Yanney also served as President and Chief Executive Officer of The Burlington Capital Group, LLC. Mr. Yanney is a member of the Nominating and Governance Committee.

Dr. Albert C. Yates, 66, has been a director of the Company since March 2005. Dr. Yates retired after 13 years as president of Colorado State University in Fort Collins, Colorado in June 2003. He was also chancellor of the Colorado State University System until October 2003, and is a former member of the board of the Federal Reserve Board of Kansas City-Denver Branch and the board of directors of First Interstate Bank and Molson Coors Brewing Company. He currently serves as a director of Centennial Bank Holdings, Inc. and StarTek, Inc. Dr. Yates is a member of the Audit Committee.

Our Corporate Governance Guidelines provide that a director should not be nominated to a new term if he would be over age 73 at the time of the election, however, this limitation may be waived by the Board if the Board feels to do so would be in the interests of the company. Each of Messrs. Scott and Yanney are being nominated for reelection at the 2008 Annual Meeting as a director although Mr. Scott has already reached age 76 and Mr. Yanney has already reached age 74. Mr. Scott has been a Level 3 director since 1979 and Mr. Yanney has been a Level 3 director since 1998. Each has demonstrated tremendous energy and commitment to his Level 3 Board service. Messrs. Scott's and Yanney's knowledge and understanding of Level 3's business and their significant years of leadership for Level 3 are important to the Board in fulfilling its obligations to the stockholders. The Board has determined that it is in the interest of the company that each of Messrs. Scott and Yanney stand for reelection as a Level 3 director.

The Board unanimously recommends a vote FOR the nominees named above.

Corporate Governance

We adopted Corporate Governance Guidelines that address the governance activities of the Board and include criteria for determining the independence of the members of our Board. These guidelines are in addition to the requirements of the Securities and Exchange Commission and The NASDAQ Stock Market. The Guidelines also include requirements for the standing committees of the Board, responsibilities for Board members and the annual evaluation of the Board's and its committees' effectiveness. The Corporate Governance Guidelines are available on our website at *www.level3.com*. At any time that these guidelines are not available on our website, we will provide a copy upon written request made to Investor Relations, Level 3 Communications, Inc., 1025 Eldorado Boulevard, Broomfield, Colorado 80021.

Although we include references to our website, any information that is included in our website is not part of this Proxy Statement.

Independence

The Board also evaluates the independence of each director in accordance with applicable laws and regulations and its Corporate Governance Guidelines. Based on the recommendation of our Nominating and Governance Committee, the Board has determined that the following directors are "independent" as required by applicable laws and regulations, by the listing standards of The NASDAQ Stock Market and by the Board's Corporate Governance Guidelines: Douglas C. Eby, Admiral James O. Ellis, Jr., Richard R. Jaros, Robert E. Julian, Michael J. Mahoney, Arun Netravali, John T. Reed, Walter Scott, Jr., Michael B. Yanney and Dr. Albert C. Yates. The Board has also concluded that the members of each of the Audit, Compensation and Nominating and Governance committees are "independent" in accordance with these same standards.

Code of Ethics

We adopted a code of ethics that complies with the standards mandated by the Sarbanes-Oxley Act of 2002. The complete code of ethics is available on our website at *www.level3.com*. At any time that the code of ethics is not available on our website, we will provide a copy upon written request made to Investor Relations, Level 3 Communications, Inc., 1025 Eldorado Boulevard, Broomfield, Colorado 80021. Any information that is included in the Level 3 website is not part of this Proxy Statement. If we amend the code of ethics, or grant any waiver from a provision of the code of ethics that applies to our executive officers or directors, we will publicly disclose such amendment or waiver as required by applicable law, including by posting such amendment or waiver on our website at *www.level3.com* or by filing a Current Report on Form 8-K.

Stockholder Communications with Directors

A stockholder who wishes to communicate directly with the Board, a committee of the Board or with an individual director, regarding matters related to Level 3 should send the communication to:

Level 3 Communications, Inc.
Board of Directors [or committee name or
director's name, as appropriate]
1025 Eldorado Boulevard
Broomfield, Colorado 80021

We will forward all stockholder correspondence about Level 3 to the Board, committee or individual director, as appropriate. Please note that we will not forward communications that are spam, junk mail and mass mailings, service complaints, service inquiries, new service suggestions, resumes and other forms of job inquiries, surveys, and business solicitations or advertisements.

Board of Directors' Meetings

The Board had a total of nine meetings in 2007. In 2007, no director attended less than 75% of the meetings of the Board, and no director attended less than 75% of the meetings of the committees of which he was a member. In addition, the non-management directors met without any management directors or employees present four times during 2007. Mr. Scott, the Chairman of the Board, chairs these meetings.

Although we do not have a formal policy, it is expected that our Board members will attend our annual meetings. All of our Board members attended our 2007 Annual Meeting of Stockholders, with the exception of Mr. Arun Netravali.

Section 16(a) Beneficial Ownership Reporting Compliance

Except as described below, to our knowledge, no person that was a director, executive officer or beneficial owner of more than 10% of the outstanding shares of our common stock failed to timely file all reports required under Section 16(a) of the Securities Exchange Act of 1934. On one occasion, Dr. Albert C. Yates filed a late Form 4 to report an open market purchase of our common stock.

Audit Committee

The Audit Committee is responsible for appointing, setting compensation for, and overseeing the work of our independent public accountants. The Audit Committee reviews the services provided by our independent registered public accounting firm, consults with the independent registered public accounting firm and reviews the need for internal auditing procedures and the adequacy of internal controls. The members of the Audit Committee are John T. Reed (Chairman), Robert E. Julian and Dr. Albert C. Yates. The Board has determined that the members of the Audit Committee are independent within the meaning of the listing standards of The NASDAQ Stock Market. The Board has determined that Mr. John T. Reed, Chairman of the Audit Committee, qualifies as a "financial expert" as defined by the Securities and Exchange Commission. In making the determination, the Board considered Mr. Reed's credentials and financial background and found that he was qualified to serve as the "financial expert." The Audit Committee met five times during 2007.

The Audit Committee has chosen KPMG LLP as our registered public accounting firm for 2008. As part of its responsibilities, the Audit Committee is required to pre-approve the audit and non-audit services performed by the independent public accountants in order to assure the public accountant's independence. The Audit Committee has adopted a pre-approval process with respect to the provision of audit and non-audit services to be performed by KPMG LLP. This pre-approval process requires the Audit Committee to review and approve all audit services and permitted non-audit services to be performed by KPMG LLP. Pre-approval fee levels for all services to be provided by KPMG LLP are established annually by the Audit Committee. Audit services are subject to specific pre-approval while audit-related services, tax services and all other services may be granted pre-approvals within specified categories. Any proposed services exceeding these levels require specific pre-approval by the Audit Committee. Additionally, the Audit Committee may delegate either type of pre-approval authority to one or more of its members. A report, for informational purposes only, of any pre-approval decisions made by a single member of the Audit Committee is made to the full Audit Committee on at least a quarterly basis. One hundred percent of the services that required pre-approval by the Audit Committee received that approval.

One or more representatives of KPMG LLP will be present at the Annual Meeting. Although they will not make a statement at the meeting, they will be available to answer appropriate questions.

The Audit Committee operates pursuant to a written charter. A copy of the Audit Committee's charter is available on our website at *www.level3.com*. A copy of the Audit Committee's 2007 Report is included as Annex 1.

Compensation Committee

The Compensation Committee is responsible for overseeing our compensation strategy and policies to provide that we are able to attract key employees, that employees are rewarded appropriately for their contributions, that employees are motivated to achieve our objectives, that key employees are retained, and that such strategy and policies support our objectives, including the interests of our stockholders. The Compensation Committee also approves the salaries, bonuses and other compensation for all executive officers, and reviews and recommends to the full Board the compensation and benefits for non-employee directors. The members of the Compensation Committee are Richard R. Jaros (Chairman), Robert E. Julian and Arun Netravali. Michael B. Yanney served as a member of the Compensation Committee and its chairman until May 24, 2007. Mr. Julian joined the Compensation Committee effective May 24, 2007. The Board has determined that the members of the Compensation Committee are independent within the meaning of the listing standards of The NASDAQ Stock Market. The Compensation Committee met four times in 2007.

Additional information on the Compensation Committee's processes and procedures for consideration of executive compensation are addressed in the Compensation Discussion and Analysis below. In addition, the Compensation Committee's report follows at the end of the Compensation Discussion and Analysis. The Compensation Committee operates pursuant to a written charter. A copy of the Compensation Committee's charter is available on our website at *www.level3.com*.

Compensation Committee Interlocks and Insider Participations

None of the members of the Compensation Committee is currently an officer or employee of the company. Until 1997 Mr. Jaros was an officer of the company. Until 1995 Mr. Julian was an officer of the company.

Nominating and Governance Committee

The Nominating and Governance Committee provides oversight and guidance to the Board to ensure that the membership, structure, policies, and practices of the Board and its committees facilitate the effective exercise of the Board's role in the governance of the company. The Committee (i) reviews and evaluates the policies and practices with respect to the size, composition, independence and functioning of the Board and its committees (ii) reflects those policies and practices in our Corporate Governance Guidelines, (iii) and evaluates the qualifications of, and recommends to the full Board, candidates for election as directors. The members of the Nominating and Governance Committee are Admiral James O. Ellis, Jr. (Chairman), John T. Reed and Michael B. Yanney. The Board has determined that the members of the Nominating and Governance Committee are independent within the meaning of the listing standards of The NASDAQ Stock Market. The Nominating and Governance Committee met three times in 2007.

The Nominating and Governance Committee operates pursuant to a written charter. A copy of the Nominating and Governance Committee's charter is available on our website at *www.level3.com*.

Nomination Procedures

In exploring potential candidates for director, the Nominating and Governance Committee considers individuals recommended by members of the committee, other directors, members of management, and stockholders or self-nominated individuals. The committee is advised of all nominations that are submitted to us and determines whether it will further consider the candidates using the criteria described below.

In order to be considered, each proposed candidate must:

- be ethical;
- have proven judgment and competence;
- have professional skills and experience in dealing with a large, complex organization or in dealing with complex issues that are complementary to the background and experience represented on the Board and that meet our needs;
- have demonstrated the ability to act independently and be willing to represent the interests of all stockholders and not just those of a particular philosophy or constituency; and

- be willing and able to devote sufficient time to fulfill his/her responsibilities to Level 3 and its stockholders.

After the Nominating and Governance Committee has completed its evaluation, it presents its recommendation to the full Board for its consideration and approval. In presenting its recommendation, the committee also reports on other candidates who were considered but not selected.

We will report any material change to this procedure in a quarterly or annual filing with the Securities and Exchange Commission and any new procedure will be available on our website at *www.level3.com*.

Our By-laws require that a stockholder who wishes to nominate an individual for election as a director at our Annual Meeting must give us advance written notice not less than 60 days prior to the anniversary date of the prior year's Annual Meeting and not more than 90 days prior to the anniversary date of the prior year's Annual Meeting, in connection with next year's Annual Meeting and must be a stockholder of record on the date of the giving of the required notice and on the record date for the determination of stockholders entitled to vote at the meeting.

The stockholder's notice must provide as to each person whom the stockholder proposes to nominate for election as a director:

- the name, age, business address and residence address of the person;
- the principal occupation or employment of the person;
- the class or series and number of shares of our capital stock that are owned beneficially or of record by the person; and
- any other information relating to the person that would be required to be disclosed in a proxy statement or other filings required to be made in connection with solicitation of proxies for election of directors pursuant to Section 14 of the Securities Exchange Act of 1934, and the rules and regulations promulgated thereunder.

In addition, as to the stockholder giving the notice, the stockholder must indicate:

- the name and record address of such stockholder;
- the class or series and number of shares of our capital stock that are owned beneficially or of record by such stockholder;
- a description of all arrangements or understandings between such stockholder and each proposed nominee and any other person or persons (including their names and addresses) pursuant to which the nominations(s) are to be made by such stockholder;
- a representation that such stockholder intends to appear in person or by proxy at the meeting to nominate the persons named in its notice; and
- any other information relating to such stockholder that would be required to be disclosed in a proxy statement or other filings required to be made in connection with solicitation of proxies for election of directors pursuant to Section 14 of the Securities Exchange Act and the rules and regulations promulgated thereunder.

This notice must be accompanied by a written consent of each proposed nominee to being named as a nominee and to serve as a director if elected. All notices must be delivered or mailed to the Secretary, Level 3 Communications, Inc., 1025 Eldorado Boulevard, Broomfield, Colorado 80021.

COMPENSATION DISCUSSION AND ANALYSIS

The following Compensation Discussion and Analysis describes the material elements of compensation for our executive officers identified in the Summary Compensation Table whom we refer to as our Named Executive Officers. The Compensation Committee of the Board or the Compensation Committee makes all decisions for the total direct compensation—that is, the base salary, bonus and stock based long-term incentive awards—of our Named Executive Officers, including James Q. Crowe, our Chief Executive Officer. The Compensation Committee also makes all award level decisions for the stock based long-term incentive awards of our executive officers who are not Named Executive Officers.

The day-to-day design and administration of savings, health, welfare and paid time-off plans and policies applicable to our employees in general and our Named Executive Officers are handled by teams of our Human Resources, Finance and Legal Department employees. The Compensation Committee (and in certain cases the entire Board) remains responsible for certain fundamental changes to these plans and policies outside of the day-to-day requirements necessary to maintain these plans and policies.

Compensation Philosophy

We believe that our success depends in large part on our ability to attract and retain qualified employees.

As part of our efforts to satisfy the need to attract, retain and motivate the individuals who possess the skills necessary to grow our business, management and our Compensation Committee believe that our compensation programs should reflect our compensation philosophy. This philosophy includes the following core beliefs:

- our compensation principles are broad based and intended to be appropriate across the business and to provide all employees with the opportunity to participate in compensation programs based on the value that they help to create;
- our employees should be rewarded fairly and competitively through a mix of base salary, short and long-term incentives, benefits, career growth and development opportunities and a work environment that allows our employees to achieve results;
- our compensation programs should be flexible in order to meet the needs of our business and are reviewed as appropriate by our Compensation Committee;
- employee ownership demonstrates an economic stake in our business that aligns employees' interests with those of our stockholders;
- our investors should share with our employees in the value that our employees' results help to create;
- our compensation programs should be based heavily on creating long-term value, which we believe is best measured by stock price performance;
- our compensation programs are supported by an effective performance review and management process; and
- we provide an above-market total compensation opportunity for exceeding expected performance.

We believe that short-term financial rewards alone are not sufficient to attract and retain our Named Executive Officers and that a properly designed long-term compensation program is a necessary component of recruitment and retention of these individuals. Our philosophy is to pay annual cash salary compensation that is competitive and a performance-based cash bonus that in some cases can be above market for performance that exceeds the goals set by the Compensation Committee. In addition, our Named Executive Officers may, from time to time, receive additional cash bonus compensation related to that individual's contribution to results achieved under special initiatives or programs or that individual's contribution to extraordinary results.

We also believe that a critical component of our compensation philosophy is having the ability to provide appropriate incentives to employees through a long-term incentive program that is tied to stock price performance. We currently have a long-term incentive or LTI program that provides for two types of equity awards. The first type of equity vehicle is a stock-indexed security referred to as an outperform stock appreciation unit or OSO, which is administered under our 1995 Stock Plan, as amended. The second type of equity award is restricted stock units or RSUs, the restrictions on which lapse over a period of years, depending on the participant's continued employment and the terms of the specific grant.

Role of the Executive Officers

As stated above, the Compensation Committee makes all final decisions for the total direct compensation of our Named Executive Officers. Each year, Mr. Crowe recommends to the Compensation Committee any adjustment from the prior year's base salary, bonus target and long-term incentive awards for each Named Executive Officer, other than himself. In addition to providing information and analysis to the Compensation Committee, the Compensation Committee's outside consultant also provides this information to Mr. Crowe, which in part informs his recommendations. Mr. Crowe is also provided analyses that inform his recommendations by Mr. Thomas C. Stortz, Executive Vice President, Chief Legal Officer and Secretary, Ms. Margaret E. Porfido, Chief Human Resources Officer and Ms. Cathleen Chambliss, Senior Vice President responsible for compensation and benefits in our Human Resources Department. Mr. Stortz, as part of his duties, is the senior executive responsible for human resources matters. The Compensation Committee can exercise its discretion to modify any recommendations provided by Mr. Crowe. The Compensation Committee determines Mr. Crowe's salary, bonus and LTI award levels.

Setting Executive Compensation

Based on our compensation philosophy and objectives, the Compensation Committee has structured our annual and long-term incentive-based cash and non-cash executive compensation to motivate executives to achieve our business goals and reward the executives for achieving these goals. Compensation decisions for our Named Executive Officers generally take place in February. At this time, the Compensation Committee determines:

- the base salary for the current year;
- the long-term incentive award levels for the current year;
- whether any incentive or bonus compensation will be paid based upon our results for the recently completed year as compared to the bonus program's goals and objectives; and
- the goals and objectives for the bonus program for the current year.

For additional information relating to the Compensation Committee's decisions for 2007, please see the more detailed discussion below under the caption "*—2007 Executive Compensation Components.*"

During the course of 2006, the Compensation Committee undertook a comprehensive review of our executive compensation program. This review focused on recent trends in compensation program design, with a particular emphasis on the design trends for long-term incentive programs by companies with which we compete for executive and employee talent. We use our primary compensation peer group as a guideline for the companies that we compete with for executive and employee talent. The Compensation Committee met numerous times during 2006 to review the data gathered and prepared by our management. In addition, as part of that evaluation process, the Compensation Committee engaged Frederic W. Cook & Co., an independent consulting firm, to conduct a review of our total executive compensation program, including base salary, bonus and long-term incentive compensation for our Named Executive Officers. Frederic W. Cook also provided separate and additional assistance to the Compensation Committee in connection with the modifications of the structure of our LTI program that were implemented early in 2007 and are described in more detail below. Frederic W. Cook provided the Compensation Committee with relevant market data and alternatives to consider when making compensation decisions for our Chief Executive Officer and in reviewing the recommendations being made by our Chief Executive Officer and management for our other Named Executive Officers with respect to awards under our LTI program. This 2006 review formed the basis for the compensation decisions we made for 2007.

Based upon an analysis conducted by Frederic W. Cook, the Compensation Committee observed that for almost all recent periods, our stockholder return showed the strongest correlation with the S&P 500® IT Index rather than the S&P 500® Telecom Index. In consideration of this analysis as well as the Compensation Committee's observation that we compete for executive talent most often with technology companies, the Compensation Committee concluded that our primary compensation peer group for competitive analysis purposes should be comprised primarily of technology companies. However, given the use by one or more institutional investors of a communications peer group in assessing our performance, the Compensation Committee determined to use, as a secondary compensation peer group, a set of companies that includes communications companies. The Compensation Committee also uses the secondary compensation peer group as an additional source of information in reviewing compensation decisions and overall compensation program design for our senior executives, including the Named Executive Officers.

The following companies are included in our primary compensation peer group:

Affiliated Computer Services, Inc.
Altera Corporation
Autodesk, Inc.
Avaya Inc.
BMC Software, Inc.
Citrix Systems, Inc.
QLogic Corporation
Sabre Holdings Corporation
Computer Sciences Corporation
Fiserv, Inc.
Jabil Circuit, Inc.
JDS Uniphase Corporation
Juniper Networks, Inc.
KLA-Tencor Corporation
Symbol Technologies Inc.
Tellabs, Inc.
Lexmark International, Inc.
LSI Logic Corporation
Molex Incorporated
National Semiconductor Corporation
NCR Corporation
Novellus Systems, Inc.
VeriSign, Inc.
Xilinx, Inc.

All of the companies listed above were included in this peer group in February 2007. Two companies, Sabre Holdings Corporation and Symbol Technologies Inc., were removed from the peer group in connection with the Compensation Committee's 2007 year end deliberations that took place in February 2008 as a result of their being acquired during 2007.

The following companies are included in our secondary compensation peer group:

Alltel Corporation
American Tower Corporation
CenturyTel, Inc.
Citizens Communications Company
Crown Castle International Corp.
Nextel Partners, Inc.
NII Holdings, Inc.
Qwest Corporation
SBA Communications Corporation
Sprint Nextel Corp.
Telephone and Data Systems, Inc.
United States Cellular Corporation

With respect to compensation program design decisions affecting our Named Executive Officers that are effective for 2007, the Compensation Committee used as a guideline a comparison of each element of total compensation against the primary and secondary peer group.

The following information with respect to the companies in the primary compensation peer group, including Level 3, is presented for comparison purposes.

As of February 2006	As of December 31, 2007
• 25 companies included in the peer group	• 23 companies included in the peer group
• our 2005 revenues were the seventh highest	• our 2007 revenues were the eighth highest
• our 2005 net income was the 25th highest, as all but one of the other companies in this peer group have positive net income	• our 2007 operating income was the 23rd highest, as all but two of the other companies in this peer group have positive operating income
• our year end 2005 number of employees was the 12th highest	• our year end 2007 number of employees was the tenth highest
• our market capitalization as of August 31, 2006 was the 16th highest	• our market capitalization as of December 31, 2007 was the 14th highest and
• our enterprise value at August 31, 2006 was the highest	• our enterprise value at December 31, 2007 was the 3rd highest

In addition, at February 2008, our one-year stockholder return ranking with respect to the 23 companies in our primary compensation peer group was the 22nd highest and our three-year stockholder return ranking was the 15th highest.

In February 2007, the Compensation Committee determined that the use of both outperform stock appreciation units or OSOs and restricted stock units or RSUs would be continued for 2007. We continue to believe that a blended long-term incentive equity program that combines the use of OSOs and RSUs allows us to accomplish several of our compensation philosophy objectives that are described in detail above, including providing an "outperformance" element through the OSO grants that is balanced by the retention element provided by RSUs. For 2007, the Compensation Committee determined in February 2007 that the number of awards for OSOs would be a fixed amount awarded on a monthly basis and the number of RSUs awarded on a quarterly basis would also be a fixed amount.

To determine the annual long-term incentive program award pool for all participants in the RSU and OSO award programs, including the Named Executive Officers, in February 2007 the Compensation Committee adopted, as a guideline, the Shareholder Value Transfer methodology. The Shareholder Value Transfer methodology analyzes, as of the award date, the aggregate fair value or expense of long-term incentive awards as a percent of the issuer's total market capitalization. This percentage is calculated on a gross basis, that is without taking into account cancellations and forfeitures of awards, and on a net basis, that is, after taking into account cancellations and forfeitures of awards. The Compensation Committee uses the Shareholder Value Transfer methodology in part because:

- the Compensation Committee believes that this methodology is effective in determining the economic trade-offs between different grant types—such as stock options versus restricted stock units;
- this methodology has the benefit of limiting the effect of stock price fluctuations on year-to-year grant levels—which under other methodologies could result in more shares being awarded when

the common stock price is low and less shares being awarded when the common stock price is high; and

- certain third party research firms use this methodology to formulate their recommendation as to whether stockholders should approve or reject the authorization of shares of common stock to be issued under a stock-based long-term incentive plan.

The percentage chosen by the Compensation Committee in February 2007 was 1.28% of our market capitalization. The Compensation Committee selected this percentage based upon its conclusion that it was appropriate. The Compensation Committee used as a guideline to inform its decision the median Shareholder Value Transfer percentage of our primary compensation peer group, which median percentage was higher than 1.28%.

The award level for each Named Executive Officer for 2007 was determined by the Compensation Committee, using as a guideline, competitive data from both the primary and secondary compensation peer groups, as well as the individual's job position, responsibilities and prior performance. For additional information relating to the terms of both the OSOs and the RSUs, please see the more detailed discussion below under the caption "*—2007 Executive Compensation Components—Stock Awards.*" The Compensation Committee will continue to review the effectiveness of our long-term incentive programs in light of both changing market conditions and the changing complexion of our business and workforce.

Summary

Overall, for 2007, the base salaries we paid to our Named Executive Officers were at the median level of our primary compensation peer group. Variations generally relate to the experience level of the individual and market factors, and the fact that roles for a participating title may not match particularly well company to company. Our analysis indicated that for our Named Executive Officers, our 2007 total target for direct compensation (including bonus and equity compensation) is at levels that are at or above the 75th percentile of compensation actually paid to similarly situated executives of the companies comprising the primary compensation peer group. Comparison information to our primary compensation peer group is provided to show the information that the Compensation Committee reviewed to inform its decisions. This information was not used as a target or for benchmarking purposes.

A significant percentage of total compensation for our Named Executive Officers is allocated to bonus and equity compensation as a result of the philosophy and objectives described above. We do not have a pre-established policy or target for the allocation between either cash and non-cash or short-term and long-term incentive compensation. Rather, the Compensation Committee reviews information provided by its outside consultant as well as Mr. Crowe, Mr. Stortz, Ms. Porfido and Ms. Chambliss, as well as Mr. Kevin J. O'Hara, until recently our President and Chief Operating Officer and Mr. Sunit S. Patel, our Group Vice President and Chief Financial Officer, to determine the appropriate level and mix of base and incentive compensation. We also incorporate flexibility into our compensation programs and the assessment process to respond to and adjust for the evolving business environment. Ultimately, however, the Compensation Committee exercises its full discretion to determine the allocation between cash and non-cash or short-term and long-term incentive compensation.

2007 Executive Compensation Components

For the fiscal year ended December 31, 2007, the principal components of compensation for the Named Executive Officers were:

- base salary;

- discretionary cash bonuses; and
- long-term equity incentive compensation.

We also provide minimal perquisites and other personal benefits. Our compensation elements simultaneously fulfill one or more of our compensation philosophy goals and objectives.

Our base salary and bonus decisions are designed to reward annual achievements and be commensurate with the executive's scope of responsibilities, demonstrated leadership abilities, and management experience and effectiveness. Our other elements of compensation—in particular our long-term incentive program—focus on motivating and challenging the executive to achieve superior, longer-term, sustained results.

Our Compensation Committee initially views the performance of our Named Executive Officers as a team in meeting our overall corporate goals and objectives when determining salary and equity compensation. Individual performance targets or performance measures are not set for our Named Executive Officers. The determination of any payouts is in the full discretion of the Compensation Committee. The exercise of that discretion is informed by, among other things, the Compensation Committee's assessment of the executive team's overall performance in meeting our corporate goals and objectives.

After the overall team assessment is completed, individual decisions are driven by a subjective assessment of the individual's role in contributing to the executive team's collective performance during the year. Based on Mr. Crowe's subjective view of the relative contribution of the other Named Executive Officers to the team's overall performance, he provides to the Compensation Committee his recommendations for those individual's base salary and short- and long-term incentive compensation. Mr. Crowe develops his recommendations by first applying his judgment to what is an appropriate distribution of base salary and incentive compensation among the Named Executive Officers and then he may make adjustments based on his personal subjective view of the individual's contribution through the individual's role and/or whether the distribution is equitable. Mr. Crowe's adjustments, however, are not made by way of an assessment of the Named Executive Officers' performance using set individualized targets or performance measures. With respect to Mr. Crowe, the Compensation Committee establishes the base salary level and incentive compensation amounts.

Base Salary

We provide our Named Executive Officers with base salary to compensate them for services rendered during the year. These base salaries are based on experience, skills, job responsibilities and individual contribution, with reference to median base salary levels of executives in the relevant market as guided by our compensation peer groups that our Compensation Committee is using from time to time. Salary levels are typically considered annually as part of our performance review process as well as upon a promotion or other change in job responsibility. The Compensation Committee makes reasoned subjective determinations as to merit based increases to salaries for the Named Executive Officers based on the items described above.

In February 2007, the Compensation Committee reviewed and adjusted the 2007 base salaries for our Named Executive Officers. Mr. Crowe's 2007 base salary was adjusted after reviewing his compensation history as well as the base salary levels for chief executive officers at our peer companies that were in effect at the time. The review of our primary compensation peer group indicated that Mr. Crowe's base salary was 14 percent below the median range of base salaries. Mr. Crowe's base salary was increased in February 2007 from an annual rate of $750,000 to an annual rate of $800,000, an approximately seven percent change to the annual rate.

The base salaries for the other Named Executive Officers for 2007 were based on recommendations by Mr. Crowe. In making his recommendations for the other Named Executive Officers, in addition to the matters described above, Mr. Crowe considered:

- each executive officer's expected future contributions;
- the survey data of our primary compensation peer group;
- market based salary data which indicated an expectation that salaries would generally increase in 2007 by approximately four percent; and
- a comparison of the base salaries of the executive officers who report directly to Mr. Crowe to ensure internal equity.

Based upon Mr. Crowe's recommendation, in February 2007, the Compensation Committee approved the following 2007 base salary increases for the other Named Executive Officers:

- Mr. Patel's base salary was increased to an annual rate of $415,000 from $400,000, representing an approximately four percent increase;
- Mr. O'Hara's base salary was increased to an annual rate of $570,000 from $550,000, representing an approximately four percent increase;
- Mr. Stortz's base salary was increased to an annual rate of $450,000 from $425,000, representing an approximately six percent increase; and
- Mr. Miller's base salary was increased to an annual rate of $490,000 from $475,000, representing an approximately three percent increase.

The Compensation Committee used our compensation peer groups as a source for market or competitive data, which data was then used as a guideline for the exercise of its discretion in determining the salary adjustments for our Named Executive Officers. Our Compensation Committee did not use information with respect to our compensation peer groups to establish targets or otherwise benchmark its decisions. The inclusion of compensation peer group comparisons for salaries is provided as market or competitive data that informed the Compensation Committee's decision to increase base salaries in February 2007.

We believe that Mr. Crowe's salary as a multiple of the other Named Executive Officers' salaries is in line with traditional multiples for the chief executive officer. The Compensation Committee also believes that the differences are explained by the positions that the individuals hold and are based on individual performance evaluations only to the extent described above. As described above, our Compensation Committee views the performance of our executive officers as a team when determining salary and equity compensation. Also as described above, Mr. Crowe develops his recommendations by first applying his judgment to what is an appropriate distribution of compensation among the Named Executive Officers and then he may make adjustments based on his personal subjective view of the individual's contribution through the individual's role and/or whether the distribution is equitable. Mr. Crowe's adjustments, however, are not made by way of an assessment of the Named Executive Officers' performance using set individualized targets or performance measures.

Bonus

Our cash bonus program is designed to reward our executives for the achievement of short-term financial and business goals. Although each executive officer is eligible to receive an award under our cash bonus program, the granting of the awards to any individual or the officers as a group is entirely at the discretion of our Compensation Committee. The Compensation Committee may choose to award the bonus or not, and decide on the actual level of the award, in light of all relevant factors after completion of the fiscal year.

In February 2007, our Compensation Committee determined the 2007 business goals and objectives for the bonus program for our senior executives, which includes our Named Executive Officers. We refer to this program as the Executive Bonus Program. The business objectives included certain financial and strategic goals. Bonus payout targets were also set. 2007 bonuses did not have a minimum payout or maximum cap.

Our Compensation Committee does not establish targets that if met by the Named Executive Officer or Officers automatically results in the payment of a bonus, or a portion of a bonus, to that individual or individuals. Instead, the Compensation Committee considers the meeting of a specific objective or goal as one factor that contributes to the exercise of the Compensation Committee's discretion to award a bonus. While the Compensation Committee may indicate particular measures or milestones the achievement of which it will consider in the exercise of its discretion, these measures or milestones are not intended as specific targets. It is the Compensation Committee's assessment of these measures or objectives after completion of the year—in addition to the Compensation Committee's assessment of the other factors that are described elsewhere in this Compensation Discussion and Analysis—that inform the Compensation Committee's exercise of its discretion in awarding a bonus.

In addition, while goals and targets may be set, actual payout is determined by the Compensation Committee taking into account additional activities such as mergers, acquisitions, divestitures and capital markets activities, prevailing market and economic conditions and the subjective assessment of individual performance. Where performance is above the targeted level of performance, the Compensation Committee may elect to award a bonus above the range of expected payouts. Performance goals are generally assigned a weighting which is not absolute in its application, but serves as a guideline to inform the Compensation Committee's determination of the bonus award level. Ultimately, the Compensation Committee retains full discretion to adjust bonus payouts to prevent inappropriate results, taking into account the overall context of our results so that bonuses are neither too low nor too high.

Using the design principles described above for our Executive Bonus Program, in February 2007 the Compensation Committee set the following 2007 goals and objectives for the executive bonus program, some of which were given more significant weighting than others:

- *Meet overall 2007 financial goals.* Performance against this goal is measured against publicly issued guidance on financial objectives, with an emphasis on adjusted EBITDA and free cash flow targets;
- *Undertake other strategic actions as appropriate, including capital markets and merger and acquisition activities.* Performance against this goal is based on an assessment of the value added to the company as well as the level of EBITDA acquired in merger and acquisition transactions, and improvements in credit profile and balance sheet improvements with respect to the accomplishments in the capital markets. With respect to this objective, the Compensation Committee acknowledged that, depending upon the level of activities during the year, this objective could be a significant factor in determining overall 2007 bonus payouts; and
- *Attract, motivate and retain appropriate workforce.* Performance against this goal is measured by an assessment of employee turnover rate and employee satisfaction.

From time to time during the course of the year, the Compensation Committee reviews the business goals and objectives for the Executive Bonus Program that are then in effect to confirm that these goals and objectives remain appropriate. The Compensation Committee therefore reserves the right to make adjustments during the year to the goals and objectives or the relative weighting assigned to the goals and objectives. However, no changes were made during 2007 to the goals and objectives that are described above for the 2007 Executive Bonus Program.

In determining the Named Executive Officers' bonus compensation for 2007, the Compensation Committee considered the Named Executive Officers' performance as a group against the objectives described above. These results included the following items.

Meet overall 2007 financial goals. The following table summarizes our publicly issued guidance on financial objectives that was established in February 2007 as well as our actual results for 2007.

Metric ($ in millions)	2007 Full Year Projections	2007 Full Year Results
Core Communications Services revenue	$3,600-$3,800	$3,622
Other Communications Services revenue	$245-$285	$ 274
SBC Contract Services	$180-$220	$ 303
Total Communications Revenue	$4,025-$4,305	$4,199
Consolidated Adjusted EBITDA	$860-$920	$ 824
Consolidated Capital Expenditures	$600-$650	$ 633

While our actual financial performance during 2007 fell within the issued guidance ranges for five of the six categories listed above, we did not achieve our publicly issued guidance with respect to Consolidated Adjusted EBITDA. In addition, while we did not issue any public guidance with respect to free cash flow targets, our performance with respect to this metric was not at a level that was acceptable to the Compensation Committee.

Also during the second and third quarters of 2007, the interval over which we activate services that we have sold increased. This increase in service activation cycle time had a negative effect on our service installation intervals and the rate of Core Communications Services revenue growth during the second, third and fourth quarters of 2007. During this same period, we also experienced challenges in our service management processes that resulted in longer response times to resolve customers' network service issues. As a result of consolidating key operational functions and organizations as part of the integration effort, our operating environment had become more complex in the first half of 2007.

During the second and third quarters, we implemented certain process and organizational changes that were expected to improve service activation times and allow us to achieve our previously forecasted revenue and Adjusted EBITDA growth. However,these changes were not adequate to address the breadth of the problems encountered during the third quarter 2007. As a result of these service activation and service management issues, the growth in Communications Services Revenue and Consolidated Adjusted EBITDA was lower than expected for the full year 2007 and is expected to be lower than originally forecasted in 2007 for the full year 2008. These downward revisions resulted in a revised guidance projection being issued in our third quarter 2007 earnings release dated October 23, 2007.

Undertake other strategic actions as appropriate, including capital markets and merger and acquisition activities. Given the nature of this objective, no specific quantitative targets were established by the Compensation Committee. As a result of a variety of factors, primarily the service activation and service management challenges that are described above, with the exception of completing the acquisition of the content distribution network assets from SAVVIS, Inc. in early January (which was announced in late 2006) and the acquisition of Servecast Limited in July 2007, we did not engage in any significant merger and acquisition activities during 2007. We were successful, however, in completing significant capital markets transactions in the first quarter of 2007 that resulted in a reduction in total consolidated debt to $6.864 billion at December 31, 2007 from $7.362 billion at December 31, 2006.

Attract, motivate and retain appropriate workforce. Given the nature of this objective, no specific quantitative targets were established by the Compensation Committee. Moreover, given the

Compensation Committee's assessment of performance against the other two objectives, the Compensation Committee did not assess 2007 performance against this objective for purposes of informing the exercise of the Compensation Committee's discretion to pay bonuses to the Named Executive Officers.

As described in more detail below, the Compensation Committee determined to pay no bonuses to the Named Executive Officers for 2007.

Stock Awards

Background. Our Compensation Committee also believes that a critical component of our compensation philosophy is having the ability to provide appropriate incentives to employees through a long-term incentive program that is tied to stock price performance. Our current LTI program provides for two types of equity awards. The first type of equity award is a stock-indexed security referred to as an outperform stock appreciation right or OSO, which is administered under our 1995 Stock Plan, as amended. The second type of equity award is restricted stock units or RSUs the restrictions on which lapse over a period of years, depending on the participant's continued employment and the terms of the specific grant, which is also administered under the 1995 Stock Plan, as amended. We believe that a blended equity vehicle of OSOs and RSUs allows us to accomplish several objectives, including providing an "outperformance" element through the OSO grants that is balanced by the retention element provided by RSUs. As discussed above, to determine the annual LTI program award pool for all participants in the RSU and OSO award programs, in February 2007 the Compensation Committee adopted, as a guideline, the Shareholder Value Transfer methodology.

OSOs. OSOs are currently designed to provide recipients of the awards with the incentive to maximize stockholder value and to reward recipient employees only when the price of our common stock outperforms the S&P 500® Index between the date of grant and the date that the OSO is settled. For the OSOs granted beginning in April 2007, OSOs have a three-year life and vest 100% on the third anniversary of the date of the award and will fully settle on that date. In other words, recipients of these OSOs will not be able to voluntarily exercise the OSOs as they will settle automatically with value on the third anniversary of the date of the award or expire without value on that date. This type of instrument is sometimes referred to as a "European style option." The Compensation Committee felt that the use of a European style OSO provides a potentially longer holding period and a better alignment of our LTI program with the interests of our stockholders. In addition, the Compensation Committee believes that this version of our OSO program may be more easily understood and valued by both our employees and investors.

OSOs have an initial strike price that is equal to the closing market price of our common stock on the trading day immediately prior to the date of grant. This initial strike price is referred to as the "Initial Price." On the settlement date, the Initial Price is adjusted—as of that date—by a percentage that is equal to the aggregate percentage increase or decrease in the S&P 500® Index over the period beginning on the date of grant and ending on the trading day immediately preceding the settlement date for the OSO. The Initial Price, however, can not be adjusted below the closing price of our common stock on the day that the OSO was granted.

Since a core belief of our compensation philosophy is to have employees share appropriately with our stockholders in the value that the employees' efforts create, the value of all OSOs will increase as the price of our common stock increases relative to the performance of the S&P® 500 Index over time. This increase in value is attributable in part to the use of a "success multiplier."

The mechanism for determining the value of an individual OSO award is described below:

The Initial Price, as determined on the day prior to the OSO grant date, is adjusted over time (the "Adjusted Strike Price") until the settlement date. The adjustment is an amount equal to the percentage appreciation or depreciation in the value of the S&P 500® Index from the date of grant to the settlement date. The value of the OSO increases for increasing levels of outperformance. OSOs have a multiplier range from zero to four depending upon the performance of our common stock relative to the S&P 500® Index as shown in the following table.

If Level 3 Stock Outperforms the S&P 500® Index by:	Then the Pre-multiplier Gain Is Multiplied by a Success Multiplier of:
0% or Less	0.00
More than 0% but Less than 11%	Outperformance percentage multiplied by 4/11
11% or More	4.00

The pre-multiplier gain is our common stock price minus the Adjusted Strike Price on the settlement date.

RSUs. RSUs are granted on a regular, fixed quarterly basis. We grant RSUs on a quarterly basis to provide our employees, including our Named Executive Officers, with awards that are distributed throughout the year. The restrictions on RSUs generally lapse in equal annual installments over three or four years, depending on the employee's continued employment and the terms of the specific grant.

Grant Decisions for 2007: Today, all of our employees are eligible to receive RSU awards, but only certain employees, including all of our Named Executive Officers, are eligible to receive awards of OSOs. At the beginning of each year, a fixed target award amount is determined for each employee for RSUs and, if eligible, a fixed target award amount is determined for OSOs. These fixed amounts are set for the year, and are then divided by four in the case of RSUs and by twelve with respect to OSOs to determine the number actually awarded to the employee quarterly or monthly, as the case may be. These fixed amounts are not adjusted during the year based on the individual's performance. However, the Compensation Committee reserves the right to make changes to this program—including the fixed target amounts—as conditions in the market or our business require.

The award level for each Named Executive Officer for 2007 was determined by the Compensation Committee in February 2007, based upon: prior performance; the importance of retaining the Named Executive Officers' services; the potential for their performance to help us attain our long-term goals; the individual's job position and responsibilities and a consideration of the applicable elements of our compensation philosophy. The Compensation Committee also used as a guideline, competitive data from both the primary and secondary compensation peer groups. The Compensation Committee will continue to set the fixed target amounts of OSOs and RSUs for all Named Executive Officers.

Timing of Awards. We have awarded OSOs on fixed grant dates, and we award RSUs generally also on fixed grant dates. In certain cases, new employees receive a grant of RSUs effective upon their actual employment with us, but those new employees who are eligible to receive OSOs do not receive OSO awards until the next regular award date after their date of hire. In addition, we do not coordinate grants of these awards so that they are made before announcement of favorable information, or after announcement of unfavorable information. All awards to Named Executive Officers require the direct approval of the Compensation Committee. Since 1998, OSOs were granted on a fixed quarterly basis, and beginning in April 2007, OSOs are granted on a fixed monthly basis on the first day of the month. We grant OSOs on a fixed monthly basis to address the challenge presented by our common stock price's significant volatility with respect to the establishment of the Initial Price. The first OSO award under the modified program was made on April 1, 2007, representing awards for January, February, March and April. The initial strike price for all OSOs is the prior trading day's closing price of our common stock on the NASDAQ Global Select Market.

Beginning January 1, 2007, RSUs are granted on a fixed quarterly basis on the first day of January, April, July and October, with the first award under the modified program being made on April 1, 2007 representing awards for both January 1, 2007 and April 1, 2007. Prior to April 2007, RSUs were granted on fixed dates of April 1, 2005 (which was a special one-time retention award to certain employees and a special interim grant to all employees), July 1, 2005 (for an annual award), July 1, 2006 (for a quarterly award) and October 1, 2006 (for a quarterly award). Awards of both OSOs and RSUs were suspended after October 1, 2006 in anticipation of the restructuring of the LTI program for 2007. LTI targets for new hires are determined at the time of their joining the company.

Change in Control. Our OSOs generally vest or settle, as the case may be, upon a change in control of Level 3 Communications, Inc. In addition, the restrictions on our RSUs generally lapse upon a change of control. This is generally the only benefit obtained automatically upon a change of control.

The definition of what constitutes a "change of control" is set forth in our 1995 Stock Plan. The following summary is qualified in its entirety by reference to the full definition included in the 1995 Stock Plan. The definition of what constitutes a change of control in the 1995 Stock Plan can be summarized as follows.

(i) The acquisition by any individual, entity or group of beneficial ownership (within the meaning of the SEC's rules) of 30% or more (on a fully diluted basis) of either the then outstanding shares of our common stock, taking into account as outstanding for this purpose such common stock issuable upon the exercise of options or warrants, the conversion of convertible stock or debt, and the exercise of any similar right to acquire such common stock; with certain acquisitions that are excluded from this provision; or

(ii) Individuals who, as of April 1, 1998, constitute the Board, which is defined as the "Incumbent Board," cease for any reason to constitute at least a majority of the Board; provided, however, that any individual becoming a director subsequent to April 1, 1998 whose election, or nomination for election by our stockholders, was approved by a vote of at least a majority of the directors then comprising the Incumbent Board shall be considered as though such individual were a member of the Incumbent Board, but excluding, for this purpose, any such individual whose initial assumption of office occurs as a result of an actual or threatened election contest; or

(iii) Consummation of a reorganization, merger or consolidation or sale or other disposition of all or substantially all of the assets of the Company, which is defined as a "Business Combination," unless, following such Business Combination, (a) our stockholders continue to hold more than 60% of the then outstanding voting securities of the entity resulting from such Business Combination (including, without limitation, a corporation which as a result of such transaction owns the Company or all or substantially all of the Company's assets either directly or through one or more subsidiaries) in substantially the same proportions as their ownership, immediately prior to such Business Combination, of our outstanding common stock and (b) no person or entity (with certain exceptions) beneficially owns, directly or indirectly, 50% or more (on a fully diluted basis) of, respectively, the then outstanding voting securities of the entity resulting from such Business Combination, taking into account as outstanding for this purpose such common stock issuable upon the exercise of options or warrants, the conversion of convertible stock or debt, and the exercise of any similar right to acquire such common stock, or the combined voting power of the then outstanding voting securities of such corporation except to the extent that such ownership existed prior to the Business Combination and (c) at least a majority of the members of the board of directors of the corporation resulting from such Business Combination were members of the Incumbent Board at the time of the execution of the initial agreement, or of the action of the Board, providing for such Business Combination; or

(iv) Approval by our stockholders of a complete liquidation or dissolution of the Company.

In addition, the Compensation Committee may, by a written determination prior to the consummation of an event or transaction, determine that such event or transaction does not constitute a Change in Control, provided that the Compensation Committee reasonably concludes that such event or transaction (i) is not likely to result in a significant change to the identities of the persons functioning as our senior management, either immediately or in the foreseeable future (it being understood that the Compensation Committee need not conclude that no changes in our senior management are likely to occur), and (ii) is not likely to result in control of the Board (or a significant portion of the Board's functions) being transferred to a single person or entity, either immediately or in the foreseeable future, with certain specified exceptions.

So that our RSUs will be compliant with the provisions of Section 409A of the Internal Revenue Code of 1986, as amended, we have also added a requirement that the change of control must also qualify as a "change in control event" as defined in Treasury Regulation 1.409A-3(i)(5)(i). In the event that there is a change in control as defined by the 1995 Stock Plan that does not qualify as a change in control event under Section 409A, if the employee undergoes a separation from service on account of his or her termination of employment by us without cause following that change in control, we will, in our sole discretion, either (a) issue all unissued shares of our common stock issuable pursuant to the RSU award to the employee or (b) pay the employee in a combination of cash and stock the value of those shares of our common stock as provided for in the 1995 Stock Plan.

We adopted the so-called "single" trigger treatment for equity vehicles for the following reasons:

- To keep employees relatively whole for a reasonable period, but avoid creating a "windfall."
- Single trigger vesting ensures that ongoing employees are treated the same as terminated employees with respect to outstanding equity grants.
- Single trigger vesting provides employees with the same opportunities as stockholders, who are free to sell their equity at the time of the change in control event and thereby realize the value created at the time of the transaction.
- The employing company that made the original equity grant will no longer exist after a change in control and employees should not be required to have the fate of their outstanding equity tied to the new company's future success.
- Single trigger vesting on performance-contingent equity, in particular, is appropriate given the difficulty of replicating the underlying performance goals.
- To support the compelling business need to retain key employees during the uncertain times preceding a change in control.
- A single trigger on equity vesting can be a powerful retention device during change in control discussions, especially for more senior executives where equity represents a significant portion of their total pay package.

In addition, we will provide gross-ups for our employees from any taxes due under Section 4999 of the Internal Revenue Code of 1986. The effects of Section 4999 generally are unpredictable and can have widely divergent and unexpected effects based on an executive's personal compensation history. We determined that the potential for Section 4999 gross up payments are appropriate for all of our employees, because it is uncertain at the time an employee joins the company whether he or she will be affected by Section 4999 at the time of a change of control and to provide an equal level of benefit across individuals without regard to the effect of the excise tax.

Modifications Generally. From time to time, our Compensation Committee evaluates the structure of our LTI programs. Our Compensation Committee from time to time may make modifications to these programs to reflect the changing needs related to attracting, retaining and motivating our Named

Executive Officers. These changes may be based, in part, on market conditions and the LTI program of competitors. As new LTI instruments are frequently developed and since the tax and accounting treatment of various instruments are subject to change over time, management and the Compensation Committee regularly review our compensation programs to determine whether these programs are accomplishing our goals in the most cost-effective manner.

Determination of Bonus and Stock Awards for 2007

Bonus. The Compensation Committee, as well as the full Board of Directors, continues to be satisfied with Mr. Crowe's leadership of the company. The Compensation Committee believes, however, that 2007 presented significant challenges for the Company. In February 2008, the Compensation Committee concluded that based on:

- our compensation philosophy as described above;
- its evaluation of the overall performance of the Named Executive Officers against the 2007 objectives as described above; and
- the fact that we lowered our financial guidance during the second half of 2007 and our expectation for 2008;

the Compensation Committee would exercise its discretion to pay no bonus to Mr. Crowe for 2007. For the same reasons described with respect to Mr. Crowe, the Compensation Committee also determined to pay no bonus for 2007 to the other Named Executive Officers—Messrs. Patel, O'Hara, Stortz and Miller.

Stock Based Awards. The 2007 LTI award levels for the Named Executive Officers were determined by the Compensation Committee in February 2007. We grant OSOs and RSUs to our Named Executive Officers based upon the Named Executive Officers' prior performance, the importance of retaining their services and the potential for their performance to help us attain our long-term goals. Our Compensation Committee views the performance of our Named Executive Officers as a team when determining LTI award levels. We do not set individual performance targets or performance measures for our Named Executive Officers. The determination of any award levels is in the full discretion of the Compensation Committee. The exercise of that discretion is informed by, among other things, the Shareholder Value Transfer methodology and the executive team's overall performance as assessed by the Compensation Committee. After the overall team assessment is completed, individual decisions are driven by a subjective assessment of the individual's role in contributing to the executive team's collective performance during the year. Based on Mr. Crowe's subjective view of the relative contribution of the other named executive officers to the team's overall performance, he provides to the Compensation Committee his recommendations for those individual's LTI award level. Mr. Crowe develops his recommendations by first applying his judgment to what is an appropriate distribution of LTI awards among the Named Executive Officers and then he may make adjustments based on his personal subjective view of the individual's contribution through the individual's role and/or whether the distribution is equitable. Mr. Crowe's adjustments, however, are not made by way of an assessment of the Named Executive Officers' performance using set individualized targets or performance measures. The Compensation Committee establishes the level of LTI awards for Mr. Crowe. In the exercise of its discretion, the Compensation Committee also considers as a guideline—and not as a benchmark—competitive data from the primary compensation peer group.

As a participant in our LTI program during 2007, Mr. Crowe received grants of 392,472 RSUs and 392,472 OSOs. As a participant in our LTI program, Mr. Patel received grants of 117,744 RSUs and 117,744 OSOs during 2007. As a participant in our LTI program, Mr. O'Hara received grants of 196,236 RSUs and 196,236 OSOs during 2007. As a participant in our LTI program, Mr. Stortz received grants of 125,592 RSUs and 125,592 OSOs during 2007. As a participant in our LTI program, Mr. Miller received grants of 156,996 RSUs and 156,996 OSOs during 2007.

Given Mr. Crowe's and the other Named Executive Officers' roles in leading Level 3 during 2007 and the challenges experienced during the year, the Compensation Committee considers the total remuneration provided to the Named Executive Officers for 2007 to be appropriate.

Other Compensatory Benefits

As salaried, U.S.-based employees, the Named Executive Officers participate in a variety of health and welfare and paid time-off benefits designed to enable us to attract and retain our workforce in a competitive marketplace. Health and welfare and paid time-off benefits help ensure that we have a productive and focused workforce through reliable and competitive health and other benefits.

Perquisites

We limit the perquisites that we make available to our Named Executive Officers. With the exception of the personal use of our corporate aircraft—which is discussed below—our Named Executive Officers are entitled to no benefits that are not otherwise available to all of our employees. In this regard it should be noted that we do not provide pension arrangements, post-retirement health coverage, or similar benefits for our Named Executive Officers or other employees.

While not a perquisite as defined by the SEC's rules, we provide our Named Executive Officers personal use of our corporate aircraft because we believe that this benefit generally allows our executives to work more efficiently, and that providing this benefit strikes the appropriate balance since the executives that use our corporate aircraft solely for personal use agree to reimburse us for our incremental cost pursuant to an Aircraft Time-Share Agreement. This agreement provides that we will charge the individual the incremental cost to operate the aircraft as allowed by Part 91 of the U.S. Federal Aviation Administration regulations for personal use of corporate aircraft. The rate used for 2007 was $1,500 per hour of use. We received a total payment in the amount of $257,357 from Mr. Crowe under his agreement in 2007, a total payment in the amount of $153,669 from Mr. O'Hara under his agreement for the same period, a total payment in the amount of $12,255 from Mr. Stortz under his agreement for the same period and a total payment in the amount of $7,095 from Mr. Miller under his agreement for the same period.

We note that when a guest accompanies a Named Executive Officer on business travel, we impute as income the amounts required to be reported as income pursuant to the Internal Revenue Service's Standard Industry Fare Level, or SIFL, rates. If the executive is using the corporate aircraft solely for personal use, the executive is required to reimburse us pursuant to the Aircraft Time-Share Agreement discussed above. For 2007, Mr. Crowe had $1,334 of imputed income and Mr. O'Hara had $24,757 of imputed income. However, as these amounts relate to imputed income for travel that was incidental to business travel by the Named Executive Officer, there is no actual incremental cost to us for providing this personal use of our corporate aircraft.

Post-Employment Compensation

Pension Benefits. We do not provide pension arrangements or post-retirement health coverage for our Named Executive Officers. Our Named Executive Officers, as well as all of our U.S.-based employees, are eligible to participate in our 401(k) plan. We provide a matching contribution to all participants in the 401(k) plan, including our Named Executive Officers, through units in the Level 3 Stock Fund, the mechanism that is used for Level 3 to make employer matching and other contributions to employees, including the Named Executive Officers, through the Level 3 401(k) plan. We currently match up to 100% of 7% of eligible earnings or regulatory limits. For the year ended December 31, 2007, the Compensation Committee also approved a discretionary grant of 3% of eligible compensation to qualifying U.S.-based employees, including all of the Named Executive Officers, which is deposited in their 401(k) share accounts in the form of units in the Level 3 Stock Fund. Neither our Named Executive Officers nor our other employees are able to purchase units in the Level 3 Stock Fund. As all of our Named Executive Officers have more than three years of service with us, each of the Named Executive Officers are fully vested in the units of the Level 3 Stock Fund in their 401(k) plan accounts.

Nonqualified Deferred Compensation. We do not provide any nonqualified defined contribution or other deferred compensation plans.

Other Post-Employment Payments. All of our Named Executive Officers are employees-at-will and as such do not have employment contracts with us. To induce Mr. Patel to remain as our Group Vice President and Chief Financial Officer during the transition to a new chief financial officer, on October 15, 2007, we entered into a Retention Agreement with Mr. Patel, which we refer to as the Retention Agreement. This agreement was terminated in full by Mr. Patel and us as of March 14, 2008 in connection with Mr. Patel remaining our employee and our Chief Financial Officer. For more information regarding the Retention Agreement, please see "*Potential Payments Upon Termination—Patel Retention Agreement*," below.

Stock Ownership Guidelines

The Compensation Committee has adopted guidelines for ownership of our common stock for our senior executives. The Compensation Committee reviews these guidelines at least annually, and may update or modify them based on a variety of factors including the composition of our senior management team and stock market conditions. Stock held by the individual, his or her spouse and minor children, along with shares of our common stock held in the individual's 401(k) Plan account and in trusts for the benefit of these individuals, will be included for purposes of determining the individual's satisfaction of the ownership guidelines. The guidelines as in effect for 2007 and 2008 are as follows:

Position	Shares
CEO	1,000,000
COO/President/Vice Chairman	500,000
Group Presidents/Executive Vice Presidents/CFO	250,000
Group Vice Presidents	150,000
Members of Board of Directors	50,000

The Compensation Committee has concluded that grants of restricted stock or restricted stock units will not be made to assist individuals in meeting the ownership guidelines. In addition, the Compensation Committee has concluded not to force individuals to make either private or open market purchases of our common stock to meet the ownership guidelines. Rather, the Compensation Committee has concluded that after a period of 5 years—beginning on the earlier of (a) the date that the individual is elected to the relevant position and (b) February 2007 if the individual was serving in the position in February 2007—that until such time as the individual is in compliance with these guidelines, 25% of the shares of our common stock issuable upon any OSO exercise or settlement or upon restrictions on restricted stock unit grants lapsing should be held by the individual in the form of shares of our common stock until such time as the guideline has been met. The failure of an individual to make a good faith effort to meet the guidelines in a timely manner and to maintain their compliance with the guidelines will be a significant factor in the Compensation Committee's and senior management's determinations of the individual's future bonus payments and long-term incentive compensation awards.

Potential Effect on Compensation from Executive Misconduct

If our Board determines that an executive officer has engaged in fraudulent or intentional misconduct, the Board would take action to remedy the misconduct, prevent its recurrence, and impose such discipline on the wrongdoers as would be appropriate. Discipline would vary depending on the facts and circumstances, and may include, without limit, (1) termination of employment, (2) initiating an action for breach of fiduciary duty, and (3) if the misconduct resulted in a significant restatement of the company's financial results, seeking reimbursement of any compensation paid or awarded to the executive that is greater than what would have been paid or awarded if calculated based on the restated financial results. These remedies would be in addition to, and not in lieu of, any actions imposed by law enforcement agencies, regulators or other authorities.

Section 162(m) of the Internal Revenue Code

The Compensation Committee takes into consideration the tax deductibility limitation of Section 162(m) of the Internal Revenue Code of 1986, or the Code, when making compensation decisions for the company's Named Executive Officers. Generally, Section 162(m) limits the amount of compensation that a public company can deduct for federal income tax purposes to the extent that the compensation is greater than $1.0 million and does not fall within that section's exemptions. Our OSO program is intended to meet the requirements for "qualified performance-based compensation" exempt from these deductibility limitations. Our bonus program, however, would not qualify for the exemptions contained in Section 162(m). The Compensation Committee does not believe it is advisable to adopt a strict policy against paying nondeductible compensation, and may do so in appropriate circumstances. While the Compensation Committee takes into consideration the tax deductibility limitation of Section 162(m), at the present time, the Compensation Committee's determination with respect to the payment of compensation to our Named Executive Officers is not affected by this tax deductibility limitation.

Compensation Committee Report

The Compensation Committee of the Board has reviewed the Compensation Discussion and Analysis and discussed that analysis with management. Based on its review and discussions with management, the committee recommended to our Board that the Compensation Discussion and Analysis be included in the company's Form 10-K for the year ended December 31, 2007 and the company's Proxy Statement with respect to the 2008 Annual Meeting of Stockholders. This report is provided by the following independent directors, who comprise the committee:

Richard R. Jaros (Chairman)
Robert E. Julian
Arun Netravali

Summary Compensation Table

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)(1)	Option Awards ($)(2)	All Other Compensation ($)(3)	Total ($)
James Q. Crowe	2007	$790,385	$ 0	$5,093,629	$4,764,284	$22,250	$10,670,548
Chief Executive Officer	2006	$706,731	$4,000,000	$1,418,594	$2,578,290	$21,600	$ 8,725,215
Sunit S. Patel	2007	$412,115	$ 0	$ 698,526	$ 689,357	$22,250	$ 1,822,248
Chief Financial Officer	2006	$389,616	$1,700,000	$ 402,662	$ 896,392	$21,600	$ 3,410,270
Kevin J. O'Hara(4)	2007	$566,154	$ 0	$1,180,883	$1,188,564	$22,250	$ 2,957,851
President and COO	2006	$529,231	$2,500,000	$ 690,160	$1,465,554	$24,503	$ 5,209,448
Charles C. Miller, III	2007	$487,115	$ 0	$1,788,474	$1,905,769	$22,250	$ 4,203,608
Exec. VP & Vice Chairman	2006	$461,731	$1,700,000	$ 545,339	$1,031,316	$24,986	$ 3,763,372
Thomas C Stortz	2007	$445,192	$ 0	$1,579,005	$1,535,698	$22,250	$ 3,582,145
Exec. VP & Chief Legal Officer	2006	$412,885	$1,875,000	$ 431,979	$ 904,284	$26,744	$ 3,650,892

(1) This column represents the dollar amount recognized for financial statement reporting purposes with respect to the referenced fiscal year for the fair value of RSUs granted in that fiscal year as well as those granted in prior fiscal years up to the referenced fiscal year. These values have been calculated in accordance with SFAS 123R using the closing price of our common stock on the date of grant. Pursuant to SEC rules, the amounts shown exclude the effect of estimated forfeitures related to service-based vesting conditions. For additional information relating to the assumptions made by us in valuing these awards, refer to note 16 of our financial statements in our Annual Report on Form 10-K for the year ended December 31, 2007, as filed with the SEC. See the Grants of Plan-Based Awards Table for more information on awards made in 2007. The amounts in this column reflect our accounting expense for these awards, and may not correspond to the actual value that will be recognized by the Named Executive Officers. Amounts for Messrs. Crowe, Miller and Stortz reflect the acceleration of dollar amounts recognized for financial statement reporting purposes for these awards because each of these individuals is currently eligible for our retirement benefit opportunity that is described below.

(2) This column represents the dollar amount recognized for financial statement reporting purposes with respect to the referenced fiscal year for the fair value of outperform stock options, or OSOs, granted to each of the Named Executive Officers in that fiscal year as well as those granted in prior fiscal years up to the referenced fiscal year. These values have been calculated in accordance with SFAS 123R. Pursuant to SEC rules, the amounts shown exclude the effect of estimated forfeitures related to service-based vesting conditions. For additional information on the valuation assumptions we made with respect to these grants, refer to note 16 of our financial statements in our Annual Report on Form 10-K for the year ended December 31, 2007, as filed with the SEC. See the Grants of Plan-Based Awards Table for more information on OSOs granted in 2007. The amounts in this column reflect our accounting expense for these awards, and may not correspond to the actual value that will be recognized by the Named Executive Officers. Amounts for Messrs. Crowe, Miller and Stortz reflect the acceleration of dollar amounts recognized for financial statement reporting purposes for these awards because each of these individuals is currently eligible for our retirement benefit opportunity that is described below.

(3) See the All Other Compensation Table below for additional information.

(4) Effective March 10, 2008, Mr. O'Hara stepped down from his position as our President and Chief Operating Officer.

All Other Compensation Table

The following table describes each component of the All Other Compensation column in the Summary Compensation Table.

Name	Year	Perquisites and Other Personal Benefits ($)	Company Contributions to Savings Plans ($)(1)	Total ($)
James Q. Crowe	2007	0	22,250	22,250
	2006	0	21,600	21,600
Sunit S. Patel	2007	0	22,250	22,250
	2006	0	21,600	21,600
Kevin J. O'Hara	2007	0	22,250	22,250
	2006	0	24,503	24,503
Charles C. Miller, III	2007	0	22,250	22,250
	2006	0	24,986	24,986
Thomas C. Stortz	2007	0	22,250	22,250
	2006	0	26,744	26,744

(1) This column includes $15,500 company matching contributions to the Named Executive Officer's 401(k) plan account and $6,750 discretionary contributions to the Named Executive Officer's 401(k) plan account for 2007. These contributions were made in the form of units of the Level 3 Stock Fund.

Grants of Plan-Based Awards in 2007

This table provides the following information about equity granted to the Named Executive Officers in 2007: (1) the grant date; (2) the number of shares underlying the RSUs awarded to the Named Executive Officers (3) the number of shares underlying OSOs awarded to the Named Executive Officers, (4) the initial strike price of the OSOs, which reflects the closing price of our common stock on the date prior to the grant date and (5) the grant date fair value of each equity award computed under SFAS 123R.

Name	Grant Date	All Other Stock Awards: Number of Shares of Stock or Units (#)(1)	All Other Option Awards: Number of Securities Underlying Options (#)(2)	Exercise or Base Price of Option Awards ($/Sh)(3)	Grant Date Fair Value of Stock and Option Awards ($)(4)
James Q. Crowe	4/1/2007		130,824	$6.10	$1,023,186.36
	5/1/2007		32,706	$5.56	$ 233,152.30
	6/1/2007		32,706	$5.81	$ 243,635.77
	7/1/2007		32,706	$5.85	$ 245,313.12
	8/1/2007		32,706	$5.23	$ 219,314.12
	9/1/2007		32,706	$5.23	$ 219,314.12
	10/1/2007		32,706	$4.65	$ 194,992.48
	11/1/2007		32,706	$3.03	$ 127,059.62
	12/1/2007		32,706	$3.36	$ 140,897.79
	2/26/2007	157,536			$1,031,860.80
	4/1/2007	196,236			$1,054,831.30
	7/1/2007	98,118			$ 505,800.25
	10/1/2007	98,118			$ 402,046.35

Name	Grant Date	All Other Stock Awards: Number of Shares of Stock or Units (#)(1)	All Other Option Awards: Number of Securities Underlying Options (#)(2)	Exercise or Base Price of Option Awards ($/Sh)(3)	Grant Date Fair Value of Stock and Option Awards ($)(4)
Sunit S. Patel	4/1/2007		39,248	$6.10	$ 306,962.16
	5/1/2007		9,812	$5.56	$ 69,947.12
	6/1/2007		9,812	$5.81	$ 73,092.22
	7/1/2007		9,812	$5.85	$ 73,595.44
	8/1/2007		9,812	$5.23	$ 65,795.58
	9/1/2007		9,812	$5.23	$ 65,795.58
	10/1/2007		9,812	$4.65	$ 58,498.94
	11/1/2007		9,812	$3.03	$ 38,118.66
	12/1/2007		9,812	$3.36	$ 42,270.20
	2/26/2007	47,262			$ 309,566.10
	4/1/2007	58,872			$ 316,455.84
	7/1/2007	29,436			$ 151,743.17
	10/1/2007	29,436			$ 120,616.36
Kevin J. O'Hara	4/1/2007		65,412	$6.10	$ 511,593.18
	5/1/2007		16,353	$5.56	$ 116,576.15
	6/1/2007		16,353	$5.81	$ 121,817.88
	7/1/2007		16,353	$5.85	$ 122,656.56
	8/1/2007		16,353	$5.23	$ 109,657.06
	9/1/2007		16,353	$5.23	$ 109,657.06
	10/1/2007		16,353	$4.65	$ 97,496.24
	11/1/2007		16,353	$3.03	$ 63,529.81
	12/1/2007		16,353	$3.36	$ 70,448.90
	2/26/2007	78,768			$ 515,930.40
	4/1/2007	98,118			$ 527,415.65
	7/1/2007	49,059			$ 252,900.13
	10/1/2007	49,059			$ 201,023.18
Charles C. Miller, III	4/1/2007		52,332	$6.10	$ 409,293.31
	5/1/2007		13,083	$5.56	$ 93,265.20
	6/1/2007		13,083	$5.81	$ 97,458.78
	7/1/2007		13,083	$5.85	$ 98,129.75
	8/1/2007		13,083	$5.23	$ 87,729.67
	9/1/2007		13,083	$5.23	$ 87,729.67
	10/1/2007		13,083	$4.65	$ 78,000.57
	11/1/2007		13,083	$3.03	$ 50,826.18
	12/1/2007		13,083	$3.36	$ 56,361.70
	2/26/2007	47,262			$ 309,566.10
	4/1/2007	78,498			$ 421,951.87
	7/1/2007	39,249			$ 202,329.38
	10/1/2007	39,249			$ 160,825.92

Name	Grant Date	All Other Stock Awards: Number of Shares of Stock or Units (#)(1)	All Other Option Awards: Number of Securities Underlying Options (#)(2)	Exercise or Base Price of Option Awards ($/Sh)(3)	Grant Date Fair Value of Stock and Option Awards ($)(4)
Thomas C. Stortz	4/1/2007		41,864	$6.10	$ 327,422.14
	5/1/2007		10,466	$5.56	$ 74,609.31
	6/1/2007		10,466	$5.81	$ 77,964.04
	7/1/2007		10,466	$5.85	$ 78,500.80
	8/1/2007		10,466	$5.23	$ 70,181.06
	9/1/2007		10,466	$5.23	$ 70,181.06
	10/1/2007		10,466	$4.65	$ 62,398.07
	11/1/2007		10,466	$3.03	$ 40,659.39
	12/1/2007		10,466	$3.36	$ 45,087.64
	2/26/2007	59,076			$ 386,947.80
	4/1/2007	62,796			$ 337,548.59
	7/1/2007	31,398			$ 161,857.32
	10/1/2007	31,398			$ 128,655.82

(1) This column shows the number of RSUs granted in 2007 to the Named Executive Officers. Each of these grants of RSUs, other than the grants made on February 26, 2007, will have their restrictions lapse in four equal installments on the first, second, third and fourth anniversaries of the date of grant. The grants made on February 26, 2007 will vest in three equal installments on the first, second and third anniversaries of the date of grant.

(2) This column shows the number of OSOs granted in 2007 to the Named Executive Officers. The number of shares issued upon exercise or settlement of OSOs is subject to increase or decrease based on the relative performance of our common stock when compared with the performance of the S&P 500® Index over the period between the date of grant of the OSO and the date immediately preceding the date of settlement. OSOs currently outstanding have a success multiplier ranging from zero to four depending upon the performance of our common stock relative to the S&P 500® Index. For details on the formula to determine the number of shares of our common stock that is issued upon settlement of vested OSOs, please see the discussion under the caption "2007 Executive Compensation Components—Stock Awards—OSOs," above. OSOs awarded on or after April 1, 2007 vest and fully settle on the third anniversary of the grant date. OSO awards provide for acceleration of vesting in the event of a change of control as defined in our 1995 Stock Plan, as amended.

(3) OSOs have an initial exercise price that is equal to the closing market price of our common stock on the trading day immediately prior to the date of grant. This exercise price is referred to as the Initial Price. At settlement, the Initial Price is adjusted—as of that date—by a percentage that is equal to the aggregate percentage increase or decrease in the S&P 500® Index over the period beginning on the date of grant and ending on the trading day immediately preceding the settlement date of the OSO. For details on the formula to determine the adjustment to the Initial Price for OSOs, please see the discussion under the caption "2007 Executive Compensation Components—Stock Awards—OSOs," above.

(4) This column shows the full grant date fair value of RSUs under SFAS 123R and the full grant date fair value of OSOs under SFAS 123R granted to the Named Executive Officers, in 2007. Generally, the full grant date fair value is the amount that the company would expense in its financial statements over the award's vesting schedule. For purposes of the RSUs, fair value is calculated using the closing price of our stock the day before the grant date of $6.55 for February 26, 2007, $6.10 for April 1, 2007, $5.85 for July 1, 2007 and $4.65 for October 1, 2007. For purposes of the OSOs, the fair value is calculated using a calculation value factor of:

- April 1, 2007 . . . . $8.88
- May 1, 2007 . . . . $8.09
- June 1, 2007 . . . . $8.45
- July 1, 2007 . . . . $8.51
- August 1, 2007 . . . . $7.61
- September 1, 2007 . . . . . $7.61
- October 1, 2007 . . . . . . $6.77
- November 1, 2007 . . . . . $4.41
- December 1, 2007 . . . . . $4.89

For additional information on the valuation assumptions with respect to the 2007 grants, refer to note 16 of our financial statements in our Form 10-K for the year ended December 31, 2007, as filed with the SEC.

Outstanding Equity Awards at 2007 Fiscal Year End

The following table provides information on the current holdings of OSOs and RSUs by the Named Executive Officers. This table includes vested and unvested OSOs and unvested RSUs. Each grant is shown separately for each Named Executive Officer. The vesting schedule for each grant is shown following this table, based on the award grant date. For additional information about the OSO and RSU awards, see the descriptions under the caption "2007 Executive Compensation Components—Stock Awards" above. Because the number of shares underlying any OSO is subject to change by way of a formulaic multiplier based upon the performance of our common stock relative to the performance of the S&P 500® Index, a zero included in the columns titled Number of Securities Underlying Unexercised Options indicates that the OSOs comprising those specific grants have a zero multiplier resulting in a zero dollar value ($0) at December 31, 2007, indicating that our common stock price had not outperformed the S&P 500® Index from the grant date of these OSOs through December 31, 2007.

	Option Awards						Stock Awards	
Name	Grant Date	Number of Securities Underlying Unexercised Options (#)(1) Exercisable	Number of Securities Underlying Unexercised Options (#)(1) Unexercisable	Option Exercise Price ($)(2)	Option Expiration Date		Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)
James Q. Crowe	7/1/2005	72,500	0	$2.51	7/1/2009		1,099,143(a)	$3,341,395
	10/1/2005	19,883	0	$2.78	10/1/2009		237,500(b)	$ 722,000
	1/1/2006	0	0	$3.38	1/1/2010		89,062(c)	$ 270,748
	4/1/2006	0	0	$5.89	4/1/2010		89,062(d)	$ 270,748
	7/1/2006	0	0	$5.14	7/1/2010		157,536(e)	$ 478,909
	10/1/2006	0	0	$5.94	10/1/2010		196,236(f)	$ 596,557
	4/1/2007	0	0	$6.32	4/1/2010		98,118(g)	$ 298,279
	5/1/2007	0	0	$5.56	5/1/2010		98,118(h)	$ 298,279
	6/1/2007	0	0	$5.81	6/1/2010			
	7/1/2007	0	0	$5.85	7/1/2010			
	8/1/2007	0	0	$5.29	8/1/2010			
	9/1/2007	0	0	$5.23	9/1/2010			
	10/1/2007	0	0	$4.65	10/1/2010			
	11/1/2007	0	1,291	$3.03	11/1/2010			
	12/1/2007	0	0	$3.36	12/1/2010			

Name	Grant Date	Option Awards: Number of Securities Underlying Unexercised Options (#)(1) Exercisable	Number of Securities Underlying Unexercised Options (#)(1) Unexercisable	Option Exercise Price ($)(2)	Option Expiration Date	Stock Awards: Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)
Sunit S. Patel	1/1/2004	0	0	$7.54	1/1/2008	39,386(i)	$ 119,733
	4/1/2004	0	0	$5.23	4/1/2008	100,000(j)	$ 304,000
	7/1/2004	0	0	$4.53	7/1/2008	77,500(b)	$ 235,600
	10/1/2004	0	0	$3.42	10/1/2008	29,062(c)	$ 88,348
	1/1/2005	0	0	$4.12	1/1/2009	29,062(d)	$ 88,348
	7/1/2005	23,658	0	$2.51	7/1/2009	47,262(e)	$ 143,676
	10/1/2005	6,488	0	$2.78	10/1/2009	58,872(f)	$ 178,971
	1/1/2006	0	0	$3.38	1/1/2010	29,436(g)	$ 89,485
	4/1/2006	0	0	$5.89	4/1/2010	29,436(h)	$ 89,485
	7/1/2006	0	0	$5.14	7/1/2010		
	10/1/2006	0	0	$5.94	10/1/2010		
	4/1/2007	0	0	$6.32	4/1/2010		
	5/1/2007	0	0	$5.56	5/1/2010		
	6/1/2007	0	0	$5.81	6/1/2010		
	7/1/2007	0	0	$5.85	7/1/2010		
	8/1/2007	0	0	$5.29	8/1/2010		
	9/1/2007	0	0	$5.23	9/1/2010		
	10/1/2007	0	0	$4.65	10/1/2010		
	11/1/2007	0	387	$3.03	11/1/2010		
	12/1/2007	0	0	$3.36	12/1/2010		
Kevin J. O'Hara	7/1/2005	41,211	0	$2.51	7/1/2009	78,772(i)	$ 239,467
	10/1/2005	11,302	0	$2.78	10/1/2009	150,000(j)	$ 456,000
	1/1/2006	0	0	$3.38	1/1/2010	135,000(b)	$ 410,400
	4/1/2006	0	0	$5.89	4/1/2010	50,625(c)	$ 153,900
	7/1/2006	0	0	$5.14	7/1/2010	50,625(d)	$ 153,900
	10/1/2006	0	0	$5.94	10/1/2010	78,768(e)	$ 239,455
	4/1/2007	0	0	$6.32	4/1/2010	98,118(f)	$ 298,279
	5/1/2007	0	0	$5.56	5/1/2010	49,059(g)	$ 149,139
	6/1/2007	0	0	$5.81	6/1/2010	49,059(h)	$ 149,139
	7/1/2007	0	0	$5.85	7/1/2010		
	8/1/2007	0	0	$5.29	8/1/2010		
	9/1/2007	0	0	$5.23	9/1/2010		
	10/1/2007	0	0	$4.65	10/1/2010		
	11/1/2007	0	646	$3.03	11/1/2010		
	12/1/2007	0	0	$3.36	12/1/2010		
Charles C. Miller, III	7/1/2005	29,000	0	$2.51	7/1/2009	78,772(i)	$ 239,467
	10/1/2005	7,953	0	$2.78	10/1/2009	110,000(j)	$ 334,400
	1/1/2006	0	0	$3.38	1/1/2010	95,000(b)	$ 288,800
	4/1/2006	0	0	$5.89	4/1/2010	35,625(c)	$ 108,300
	7/1/2006	0	0	$5.14	7/1/2010	35,625(d)	$ 108,300
	10/1/2006	0	0	$5.94	10/1/2010	47,262(e)	$ 143,676
	4/1/2007	0	0	$6.32	4/1/2010	78,498(f)	$ 238,634
	5/1/2007	0	0	$5.56	5/1/2010	39,249(h)	$ 119,317
	6/1/2007	0	0	$5.81	6/1/2010	39,249(g)	$ 119,317
	7/1/2007	0	0	$5.85	7/1/2010		
	8/1/2007	0	0	$5.29	8/1/2010		
	9/1/2007	0	0	$5.23	9/1/2010		
	10/1/2007	0	0	$4.65	10/1/2010		
	11/1/2007	0	516	$3.03	11/1/2010		
	12/1/2007	0	0	$3.36	12/1/2010		

Name	Grant Date	Option Awards: Number of Securities Underlying Unexercised Options (#)(1) Exercisable	Number of Securities Underlying Unexercised Options (#)(1) Unexercisable	Option Exercise Price ($)(2)	Option Expiration Date	Stock Awards: Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)
Thomas C. Stortz	1/1/2004	0	0	$7.54	1/1/2008	39,386(i)	$ 119,733
	4/1/2004	0	0	$5.23	4/1/2008	120,000(j)	$ 364,800
	7/1/2004	0	0	$4.53	7/1/2008	77,500(b)	$ 235,600
	10/1/2004	0	0	$3.42	10/1/2008	29,062(c)	$ 88,348
	1/1/2005	0	0	$4.12	1/1/2009	29,062(d)	$ 88,348
	7/1/2005	23,658	0	$2.51	7/1/2009	59,076(e)	$ 179,591
	10/1/2005	6,488	0	$2.78	10/1/2009	62,796(f)	$ 190,900
	1/1/2006	0	0	$3.38	1/1/2010	31,398(g)	$ 95,450
	4/1/2006	0	0	$5.89	4/1/2010	31,398(h)	$ 95,450
	7/1/2006	0	0	$5.14	7/1/2010		
	10/1/2006	0	0	$5.94	10/1/2010		
	4/1/2007	0	0	$6.32	4/1/2010		
	5/1/2007	0	0	$5.56	5/1/2010		
	6/1/2007	0	0	$5.81	6/1/2010		
	7/1/2007	0	0	$5.85	7/1/2010		
	8/1/2007	0	0	$5.29	8/1/2010		
	9/1/2007	0	0	$5.23	9/1/2010		
	10/1/2007	0	0	$4.65	10/1/2010		
	11/1/2007	0	413	$3.03	11/1/2010		
	12/1/2007	0	0	$3.36	12/1/2010		

(1) The number of shares of our common stock indicated in this column is the result of determining the OSO value at December 31, 2007, and has been computed based upon the OSO formula and multiplier as of that date and the closing sale price of our common stock on that date. The value of an OSO is subject to change based upon the performance of our common stock relative to the performance of the S&P 500® Index from the time of the grant of the OSO award until the award is exercised or settled, as the case may be. Since the value of an OSO depends on the degree to which our common stock outperforms the index, the number of shares issued upon exercise or settlement of a vested OSO will change from time to time.

(2) OSOs have an initial strike price that is equal to the closing market price of our common stock on the trading day immediately prior to the date of grant. This initial strike price is referred to as the Initial Price. When an employee elects to exercise an OSO or on the settlement date, as the case may be, the Initial Price is adjusted—as of the date of that exercise or settlement—by a percentage that is equal to the aggregate percentage increase or decrease in the S&P 500® Index over the period beginning on the date of grant and ending on the trading day immediately preceding the date of exercise or settlement of the OSO. The amounts shown in this column represent the adjusted exercise price for the OSOs as of December 31, 2007.

Vesting Information

OSOs

OSOs granted prior to April 1, 2007, vest 50% on the first anniversary of the grant date, and the remaining 50% vest in equal quarterly installments so that the award is fully vested at the end of the second year after the grant date. All OSOs granted on or after April 1, 2007 vest and fully settle on the third anniversary of the grant date. OSO awards provide for acceleration of vesting in the event of a change of control as defined in our 1995 Stock Plan, as amended.

RSUs

(a) vests 100% on May 3, 2008

(b) vests in equal installments on July 1, 2008 and 2009

(c) vests in equal installments on July 1, 2008, 2009 and 2010

(d) vests in equal installments on October 1, 2008, 2009 and 2010

(e) vests in equal installments on February 26, 2008, 2009 and 2010

(f) vests in equal installments on April 1, 2008, 2009, 2010 and 2011

(g) vests in equal installments on July 1, 2008, 2009, 2010 and 2011

(h) vests in equal installments on October 1, 2008, 2009, 2010 and 2011

(i) vests 100% on February 21, 2008

(j) vests in equal installments on April 1, 2008 and 2009

Options Exercised and Stock Vested in 2007

The following table provides information, for the Named Executive Officers, relating to (1) OSO exercises during 2007, including the number of shares acquired upon exercise and the value realized and (2) the number of shares acquired upon the lapsing of restrictions for RSUs and the value realized, in each case before payment of any applicable withholding tax and broker commissions.

	Option Awards		Stock Awards	
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)
James Q. Crowe	0	0	290,626	1,633,693
Sunit S. Patel	0	0	180,324	1,052,133
Kevin J. O'Hara	0	0	311,272	1,828,234
Charles C. Miller, III	0	0	254,709	1,510,744
Thomas C. Stortz	0	0	195,012	1,133,798

Potential Payments Upon Termination

As described in the Compensation Discussion and Analysis above, the Named Executive Officers do not have employment, severance or change of control agreements with us. Mr. Patel did have a retention agreement in place at December 31, 2007, but this agreement has been terminated in full as of March 14, 2008. The information below describes and quantifies certain compensation that would become payable under existing plans and arrangements if the Named Executive Officer's employment had terminated on December 31, 2007, given the Named Executive Officer's compensation and, if applicable, based on our closing stock price on that date. These benefits are in addition to benefits available generally to salaried employees, such as distributions under our 401(k) plan, disability benefits and accrued vacation pay. As the Named Executive Officers do not have severance agreements or other special arrangements in connection with a possible layoff, this presentation does not reflect benefits that may be available in such situations under company plans and arrangements that are available to all salaried employees on a non-discriminatory basis.

Due to the number of factors that affect the nature and amount of any benefits provided upon the occurrence of the events discussed below, any actual amounts paid or distributed may be different. Factors that could affect these amounts include the timing during the year of any such event, our common stock price and the executive's age.

Death, Disability and Retirement. If one of the Named Executive Officers were to die, become disabled or retire, any unexercisable OSOs granted prior to April 1, 2007 would become and remain exercisable until the earlier of (i) one year from the date of death, disability or retirement and (ii) the expiration date of the grant. For OSOs granted after April 1, 2007, the OSOs will remain outstanding until the applicable settlement date. Any remaining restrictions on awards of RSUs would lapse immediately. For these purposes, "disability" generally means total disability, resulting in the grantee being unable to perform his job. At December 31, 2007, Messrs. Crowe, Miller and Stortz are the only Named Executive Officers who were eligible to retire pursuant to our retirement benefit opportunity.

The information presented in the following table is provided with respect to OSOs that will become exercisable and RSUs the restrictions upon which will lapse upon the death or disability of the Named Executive Officers. Information with respect to OSOs that are currently exercisable is not included as the ability of the Named Executive Officers to exercise those instruments is not affected by these events. The information provided for Messrs. Crowe, Miller and Stortz would be the same information that would be presented to show the value of awards upon their retirement. OSO value is determined based upon the OSO mechanisms described above as of December 31, 2007. RSU value is determined based on the closing price of our common stock on December 31, 2007.

	OSOs	RSUs	Total
James Q. Crowe	$3,925	$6,276,916	$6,280,841
Sunit S. Patel	$1,177	$1,337,649	$1,338,826
Kevin J. O'Hara	$1,962	$2,249,679	$2,251,641
Charles C. Miller, III	$1,570	$1,700,211	$1,701,781
Thomas C. Stortz	$1,256	$1,458,221	$1,459,477

Change of Control. As described above in the Compensation Discussion and Analysis, OSOs will automatically be exercised and cashed out or settled, as the case may be, upon the occurrence of a change of control of Level 3 Communications, Inc. as defined in our 1995 Stock Plan, and any remaining restrictions on RSUs would lapse immediately upon such a change of control of Level 3 Communications, Inc.

So that our RSUs will be compliant with the provisions of Section 409A of the Internal Revenue Code of 1986, as amended, we have also added a requirement that the change of control must also qualify as a "change in control event" as defined in Treasury Regulation 1.409A-3(i)(5)(i). In the event that there is a change in control as defined by the 1995 Stock Plan that does not qualify as a change in control event under Section 409A, if the Named Executive Officer undergoes a separation from service on account of his termination of employment by us without cause following that change in control, we will, in our sole discretion, either (a) issue all unissued shares of our common stock issuable pursuant to the RSU award to the employee or (b) pay the employee in a combination of cash and stock the value of those shares of our common stock as provided for in the 1995 Stock Plan.

The following table summarizes the dollar value, as of December 31, 2007, of these accelerations assuming that a change of control that qualifies as a change of control event of Level 3 Communications, Inc. or termination of the Named Executive Officers had occurred on December 31, 2007.

OSO value is determined based upon the OSO mechanisms for a change of control described above, and is calculated at the highest value during the 60 day period prior to December 31, 2007, as dictated by the terms of the OSO awards.

	OSO	RSU	Total
James Q. Crowe	$936,045	$6,276,916	$7,212,961
Sunit S. Patel	$302,924	$1,337,649	$1,640,573
Kevin J. O'Hara	$525,509	$2,249,679	$2,775,188
Charles C. Miller, III	$374,420	$1,700,211	$2,074,631
Thomas C. Stortz	$304,841	$1,458,221	$1,763,062

In addition, we will provide gross-ups for our Named Executive Officers from any taxes due under Section 4999 of the Internal Revenue Code of 1986 incident to a change of control. The effects of Section 4999 generally are unpredictable and can have widely divergent and unexpected effects based on an executive's personal compensation history. As of December 31, 2007, no Named Executive Officer would have received a gross-up for any taxes due under Section 4999 of the Internal Revenue Code of 1986.

At December 31, 2007, our Named Executive Officers do not have any non-compete agreements.

Patel Retention Agreement. On October 15, 2007, we entered into a Retention Agreement with Sunit S. Patel, which we refer to as the Retention Agreement. This agreement was terminated in full by Mr. Patel and us as of March 14, 2008. Since it was in effect on December 31, 2007, we are required to describe the terms of that agreement.

The Retention Agreement provided for a term that was defined as the period of time from October 15, 2007, until the earlier to occur of (i) the termination by us of Mr. Patel's employment with us, or (ii) March 15, 2008. The Retention Agreement provided that so long as Mr. Patel was employed during the Retention Term, he will be entitled to receive from us the following compensation and benefits:

- Continuation of his base salary in the annualized amount of four hundred fifteen thousand dollars ($415,000), less withholding for federal and state taxes and less appropriate payroll deductions.
- Ordinary course awards of RSUs and OSOs in amounts previously approved by the Compensation Committee.
- Mr. Patel had agreed that any discretionary bonus amount determined by the Compensation Committee for calendar year 2007 would only be paid to him as a severance benefit in accordance with the terms of the Retention Agreement. In the Retention Agreement, Mr. Patel had further agreed that under the terms of the Retention Agreement that he would not be eligible for any bonus for calendar year 2008.

If Mr. Patel remained employed with us for the full duration of the term of the Retention Agreement, provided his employment was not terminated by us for cause (as defined in the Retention Agreement), and provided further that he otherwise substantially complied with the material terms of the Retention Agreement, including the execution of a separation agreement, Mr. Patel would have received from us the following severance benefits within ten (10) days after the date his employment with us terminated:

- The remaining unpaid amount of his base salary through March 15, 2008. At December 31, 2007, the remaining unpaid amount of Mr. Patel's base salary through March 15, 2008 was $207,500.
- An additional amount of four hundred fifteen thousand dollars ($415,000), equal to twelve (12) months' base salary.

- The full amount of any discretionary bonus awarded to him for calendar year 2007, as such bonus amount is determined in the sole discretion of the Compensation Committee. This number was not determinable at December 31, 2007.
- His 440,016 RSUs, which remain restricted as of October 15, 2007, and, to the extent that he was employed with us on a future RSU award date during the term, any additional RSUs awarded would have the restrictions on transfer accelerated to the last day of the term. Mr. Patel would not be entitled to any additional vesting under any of our other stock plans, stock option plans, or other benefit plans, including any OSOs. At December 31, 2007, these 440,016 RSUs had a value of $1,337,649.

Director Compensation

During 2007, each of our directors who was not employed by us during 2007 (except for our Chairman, Mr. Scott, whose compensation is discussed below) earned fees consisting of a $75,000 annual cash retainer. The directors who serve as the chairmen of the Audit Committee and the Compensation Committee each earned an additional $30,000 annual cash retainer for serving as chairmen of those committees. The retainer for the Compensation Committee chairman was increased during 2007 from $20,000. The chairman of the Nominating and Governance Committee receives an additional $20,000 for serving as chairman of that committee. Any member of the Board who was not employed by us during 2007 earned a $15,000 annual cash retainer for membership on the Audit Committee and the Compensation Committee. The retainer for the Compensation Committee members was increased during 2007 from $10,000. Any member of the Board who was not employed by us during 2007 earned a $10,000 annual cash retainer for each non-chair membership on the Nominating and Governance Committee. These payments are made on a quarterly basis. During 2007 certain committee assignments were modified, and as a result, retainer payments were adjusted prospectively for these changes. Walter Scott, Jr., our Chairman of the Board, received an annual cash retainer of $250,000 for serving as our Chairman of the Board. This retainer is paid on a monthly basis.

We also compensate our non-employee directors (except for our Chairman, Mr. Scott, whose compensation is discussed below) with grants of restricted stock. Each non-employee member of the Board receives quarterly grants of restricted stock having a value of $37,500 at the time of grant which amount to an annual aggregate grant value of $150,000 for each such director. The number of shares of restricted stock granted is determined by dividing $37,500 by the closing price of our common stock on the NASDAQ Global Select Market on the last trading day of the quarter. Walter Scott, Jr., our Chairman of the Board, receives quarterly grants of restricted stock having a value of $45,000 at the time of grant which amount to an annual aggregate grant value of $180,000. The number of shares of restricted stock granted to Mr. Scott is determined by dividing $45,000 by the closing price of our common stock on the NASDAQ Global Select Market on the last trading day of the quarter. These shares of restricted stock granted for 2007 compensation will generally vest 100% on the later of 1) April 1, 2008 and 2) the first trading day on which transactions in our securities are permitted by our insider trading policy after April 1, 2008 if trading is not permitted on April 1, 2008.

We also award an initial grant of shares of restricted stock to new members of our Board. This initial grant has a value of $150,000 on the date of grant. This initial grant of restricted stock vests 100% on the third anniversary of the date of grant. During 2007, we made initial grants of restricted stock to Messrs. Eby and Mahoney. Messrs. Ellis and Yates are additional directors holding restricted stock from their initial grant in 2005.

We reimburse our non-employee directors for travel, lodging and other reasonable out-of-pocket expenses in connection with the attendance at Board, committee and stockholder meetings, as well as for other reasonable expenses related to service on the Board. We also provide liability insurance for our directors and officers. A group of insurance companies provides this coverage, with XL Specialty

Insurance Company as the primary carrier, which extends until March 2009. The annual cost of this coverage is approximately $4 million.

We do not maintain any pension, nonqualified defined contribution or other deferred compensation plans for our non-employee directors.

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)(1)	All Other Compensation ($)	Total ($)
Walter Scott, Jr. Chairman	$250,000	$180,000	$80,210(2)	$510,210
Douglas C. Eby	$ 37,500	$ 64,586	$ —	$102,086
James O. Ellis, Jr.	$ 90,000	$200,000	$ —	$290,000
Richard R. Jaros	$ 95,000	$150,000	$ —	$245,000
Robert E. Julian	$105,000	$150,000	$ —	$255,000
Michael J. Mahoney	$ 37,500	$ 64,586	$ —	$102,086
Arun Netravali	$ 87,500	$150,000	$ —	$237,500
John T. Reed	$112,500	$150,000	$ —	$262,500
Michael B. Yanney	$ 95,000	$150,000	$ —	$245,000
Albert C. Yates	$ 90,000	$200,000	$ —	$290,000

(1) This column represents the dollar amount recognized for financial statement reporting purposes with respect to the 2007 fiscal year for the fair value of shares of restricted stock granted in 2007 as well as those granted in prior fiscal years. These values have been calculated in accordance with SFAS 123R using the closing price of our common stock on the date of grant. Pursuant to SEC rules, the amounts shown exclude the effect of estimated forfeitures related to service-based vesting conditions. For additional information relating to the assumptions made by us in valuing these awards for 2007, refer to note 16 of our financial statements in our Form 10-K for the year ended December 31, 2007, as filed with the SEC. The amounts in this column reflect our accounting expense for these awards, and may not correspond to the actual value that will be recognized by the non-employee directors. The full grant date fair value of the restricted stock issued to our non-employee directors during 2007 is as follows: Mr. Walter Scott—$180,000; all other non-employee directors other than Messrs. Eby and Mahoney—$150,000; and Messrs. Eby and Mahoney—$225,000.

The following indicates the shares of restricted stock held by our non-employee directors at December 31, 2007:

Walter Scott, Jr.	39,549
Douglas C. Eby	51,980
James O. Ellis, Jr.	99,626
Richard R. Jaros	32,959
Robert E. Julian	32,959
Michael J. Mahoney	51,980
Arun Netravali	32,959
John T. Reed	32,959
Michael B. Yanney	32,959
Albert C. Yates	99,626

(2) We provide secretarial services to Mr. Scott. The amount indicated represents our incremental costs for the provision of those secretarial services.

Certain Relationships and Related Transactions

Review and Approval of Related Party Transactions. We review all relationships and transactions in which the company and our directors and executive officers or their immediate family members are participants to determine whether these persons have a direct or indirect material interest. Members of our Legal Department are primarily responsible for the development and implementation of processes and controls to obtain information from the directors and executive officers with respect to related person transactions and for then determining, based on the facts and circumstances, whether the company or a related person has a direct or indirect material interest in the transaction. As required under SEC rules, transactions that are determined to be directly or indirectly material to the company or a related person are disclosed in our proxy statement. In addition, our Audit Committee reviews and approves or ratifies any related person transaction that has a value equal to or in excess of $50,000. In the course of its review and approval or ratification of a related party transaction that meets this threshold, the Audit Committee will consider:

- the benefits to the company;
- the effect on a director's independence in the event the related party is a director, an immediate family member of a director or an entity in which a director is a partner, stockholder or executive officer;
- the availability of other sources for comparable products or services;
- the terms of the transaction;
- the terms available to unrelated third parties or to employees generally; and
- any other matters the Audit Committee deems appropriate.

Any member of the Audit Committee who is a related person with respect to a transaction under review may not participate in the deliberations or vote respecting approval or ratification of the transaction; provided, however, that such member may be counted in determining the presence of a quorum at a meeting of the committee that considers the transaction.

Related Party Transactions

Company Aircraft. We permit the personal use of our aircraft by certain members of our senior management. This personal use of our aircraft is done pursuant to an Aircraft Time-Share Agreement, which provides that we will charge the individual our incremental cost to operate the aircraft as allowed by Part 91 of the U.S. Federal Aviation Administration regulations for personal use of corporate aircraft. The rate used for 2007 was $1,500 per hour of use. We received a total payment in the amount of $257,357 from Mr. Crowe under his agreement for the period January 1, 2007 to December 31, 2007, and a total payment in the amount of $153,669 from Mr. O'Hara under his agreement for the same period.

For additional information regarding the use of personal aircraft, please see "Compensation Discussion and Analysis—2007 Executive Compensation Components—Perquisites" above.

The Audit Committee has reviewed and approved or ratified these transactions.

REVERSE STOCK SPLIT PROPOSAL

Again this year, we are asking stockholders to approve a proposal to grant the Board discretionary authority to effect a reverse stock split pursuant to one of four alternative ratios. This proposal is essentially identical to the proposal that was approved by our stockholders at the 2005, 2006 and 2007 Annual Meetings.

A reverse stock split would reduce the number of outstanding shares of our common stock, and the holdings of each stockholder, according to the same formula. The proposal calls for four possible reverse stock split ratios: 1-for-5, 1-for-10, 1-for-15 and 1-for-20. If the proposal is approved, the Board may in its discretion implement a reverse stock split using one of the ratios included in the proposal at any time prior to May 20, 2009. The Board will also have the sole discretion not to effect any reverse stock split.

The Board did not elect to exercise its discretionary authority to implement a reverse stock split that was given at the 2007 Annual Meeting because the Board did not conclude that market conditions and circumstances warranted the implementation of a reverse stock split. We are asking stockholders to approve this proposal again at the 2008 Annual Meeting for the reasons that we describe below.

If the proposal is approved, the Board will have the discretion to effect one reverse stock split at any time prior to May 20, 2009 using one of the approved ratios, or to choose not to effect a reverse stock split at all, based on its determination of which action is in the best interests of Level 3 and its stockholders. The Board reserves its right to elect not to proceed, and abandon, the reverse stock split if it determines, in its sole discretion, that this proposal is no longer in the best interests of our stockholders.

We currently have 2.25 billion authorized shares of common stock. As of March 27, 2008, the record date for the Annual Meeting, 1,548,059,528 shares of common stock were outstanding. "Authorized" shares represent the number of shares of common stock that we are permitted to issue under our Restated Certificate of Incorporation. Since we do not have any shares of our common stock that we have repurchased, which are referred to as "treasury shares," the number of shares of common stock "outstanding" represents the number of shares of common stock that we have actually issued from the pool of authorized shares of common stock. The reverse stock split, if implemented, would have the principal effect of reducing both the outstanding number of shares of common stock and the authorized number of shares of common stock by the ratio selected by the Board, and, except for the effect of fractional shares, each stockholder's proportionate ownership interest in the company would be the same immediately before and after the reverse stock split.

Purposes of the Reverse Stock Split

The purpose of implementing a reverse stock split would be to attempt to increase the per share trading value of our common stock. Our Board intends to effect the proposed reverse stock split only if the implementation of a reverse stock split is determined by the Board to be in the best interest of Level 3 and its stockholders. If the trading price of our common stock increases without a reverse stock split, the Board may exercise its discretion not to implement a reverse split.

We believe that a number of institutional investors and investment funds are reluctant to invest, and in some cases may be prohibited from investing, in lower-priced stocks and that brokerage firms are reluctant to recommend lower-priced stocks to their clients. By effecting a reverse stock split, we may be able to raise our common stock price to a level where our common stock would be viewed more favorably by potential investors.

Other investors may also be dissuaded from purchasing lower-priced stocks because the brokerage commissions, as a percentage of the total transaction, tend to be higher for such stocks. A higher stock price after a reverse stock split should reduce this concern.

The combination of lower transaction costs and increased interest from institutional investors and investment funds could have the effect of improving the trading liquidity of our common stock.

Our common stock currently trades on the NASDAQ Stock Market under the symbol "LVLT." The NASDAQ Stock Market has several continued listing criteria that companies must satisfy in order to remain listed on the exchange. One of these criteria is that the Level 3 common stock have a trading price that is greater than or equal to $1.00 per share. Today, we meet all of the NASDAQ Stock Market's continued listing criteria, including the minimum trading price requirement. Although we do not believe that we currently have an issue relating to the continued listing of our common stock on the NASDAQ Stock Market, we believe that approval of this proposal would provide the Board with the ability to meet the continued listing standard in the future, to the extent that our common stock price would not otherwise meet the minimum trading requirement.

The Board believes that stockholder approval of four potential exchange ratios (rather than a single exchange ratio) provides the Board with the flexibility to achieve the desired results of a reverse stock split. If the stockholders approve this proposal, the Board would effect a reverse stock split only upon the Board's determination that a reverse stock split would be in the best interests of the stockholders at that time. To effect a reverse stock split, the Board would set the timing for such a split and select the specific ratio from among the four ratios described in this Proxy Statement. No further action on the part of stockholders will be required to either implement or abandon the reverse stock split. If the proposal is approved by stockholders, and the Board determines to implement any of the reverse stock split ratios, we would communicate to the public, prior to the effective date of the reverse split, additional details regarding the reverse split, including the specific ratio the Board selects.

You should keep in mind that the implementation of a reverse stock split does not have an effect on the actual or intrinsic value of the Level 3 business or your proportional ownership in Level 3. You should also consider that in many cases, the market price of a company's shares declines after a reverse stock split.

Certain Risks Associated with the Reverse Stock Split

There can be no assurance that the total market capitalization of our common stock (the aggregate value of all Level 3 common stock at the then market price) after the implementation of a reverse stock split will be equal to or greater than the total market capitalization before a reverse stock split or that the per share market price of our common stock following a reverse stock split will increase in proportion to the reduction in the number of shares of our common stock outstanding before the reverse stock split.

There can be no assurance that the market price per new share of our common stock after a reverse stock split will remain unchanged or increase in proportion to the reduction in the number of old shares of our common stock outstanding before a reverse stock split. For example, based on the closing price of our common stock on March 31, 2008 of $2.12 per share, if the Board were to implement the reverse stock split and utilize a ratio of 1-for-10, we cannot assure you that the post-split market price of our common stock would be $21.20 (that is, $2.12 × 10) per share or greater. In many cases, the market price of a company's shares declines after a reverse stock split.

Accordingly, the total market capitalization of our common stock after a reverse stock split when and if implemented may be lower than the total market capitalization before the reverse stock split. Moreover, in the future, the market price of our common stock following a reverse stock split may not exceed or remain higher than the market price prior to the reverse stock split.

If a reverse stock split is effected, the resulting per-share stock price may not attract institutional investors or investment funds and may not satisfy the investing guidelines of such investors and, consequently, the trading liquidity of our common stock may not improve.

While the Board believes that a higher stock price may help generate investor interest, there can be no assurance that a reverse stock split will result in a per-share price that will attract institutional investors or investment funds or that such share price will satisfy the investing guidelines of institutional investors or investment funds. As a result, the trading liquidity of our common stock may not necessarily improve.

A decline in the market price of our common stock after a reverse stock split is implemented may result in a greater percentage decline than would occur in the absence of a reverse stock split, and the liquidity of our common stock could be adversely affected following such a reverse stock split.

If a reverse stock split is effected and the market price of our common stock declines, the percentage decline may be greater than would occur in the absence of a reverse stock split. The market price of our common stock will, however, also be based on our performance and other factors, which are unrelated to the number of shares of common stock outstanding. Furthermore, the liquidity of our common stock could be adversely affected by the reduced number of shares that would be outstanding after the reverse stock split.

Principal Effects of the Reverse Stock Split

If approved and implemented, the principal effects of a reverse stock split would include the following:

- depending on the ratio for the reverse stock split selected by the Board, each 5, 10, 15 or 20 shares of our common stock that you own will be combined into one new share of common stock;
- the number of shares of common stock issued and outstanding will be reduced proportionately based on the ratio selected by the Board;
- the total number of shares of common stock that we are authorized to issue will be reduced proportionately based on the ratio selected by the Board;
- appropriate adjustments will be made to RSUs, OSOs and other securities convertible into shares of our common stock granted under our plans to maintain the economic value of the awards;
- the number of shares reserved for issuance under our 1995 Stock Plan will be reduced proportionately based on the ratio selected by the Board (and any other appropriate adjustments or modifications will be made under the plans); and
- the conversion price of our convertible notes and warrants to purchase our common stock and the number of shares reserved for issuance upon conversion or exercise will be adjusted in accordance with their terms based on the ratio selected by the Board.

The common stock resulting from a reverse stock split will remain fully paid and non-assessable. A reverse stock split will not affect the public registration of the common stock under the Securities Exchange Act of 1934.

If implemented, a reverse stock split would not have any effect on our current dividend policy. Our current dividend policy, in effect since April 1, 1998, is to retain future earnings for use in our business. As a result, our directors and management do not anticipate paying any cash dividends on shares of our common stock in the foreseeable future. In addition, we are effectively restricted under certain debt covenants from paying cash dividends on shares of our common stock.

A reverse stock split would not, by itself, affect our assets or business prospects. Also, if approved and implemented, a reverse stock split may result in some stockholders owning "odd lots" of less than 100 shares of common stock. Odd lot shares may be more difficult to sell, and brokerage commissions and other costs of transactions in odd lots are generally somewhat higher than the costs of transactions in "round lots" of even multiples of 100 shares. The Board believes, however, that these potential effects are outweighed by the benefits of a reverse stock split.

Fractional Shares

No fractional certificates will be issued in connection with a reverse stock split. Stockholders who otherwise would be entitled to receive fractional shares because they hold a number of shares of common stock not evenly divisible by the number selected by the Board for a reverse stock split ratio will be entitled, upon surrender of any certificate(s) representing such shares, to a cash payment in lieu thereof. We would arrange for a third party to aggregate the fractional shares of registered stockholders, sell them in the open market and deliver the proceeds to those stockholders. We will pay any brokerage commissions in connection with that sale.

Stockholders who otherwise would be entitled to receive fractional shares will only be entitled to a cash payment in lieu of such shares and will no longer have any rights as a stockholder with respect to the shares of common stock that would have been exchanged for such fractional shares.

Authorized Shares

A reverse stock split would affect all issued and outstanding shares of Level 3 common stock and outstanding rights to acquire Level 3 common stock. Upon the effectiveness of a reverse stock split, the total number of shares of common stock that we are authorized to issue would be reduced proportionately based on the ratio selected by the Board. As of the record date for the Annual Meeting, we had 2.25 billion shares of authorized common stock and approximately 1.548 billion shares of common stock issued and outstanding. Authorized but unissued shares will be available for issuance, and we may issue these shares in the future. If we issue additional shares, the ownership interest of holders of our common stock will be diluted.

Accounting Matters

The par value of the common stock will remain at $.01 per share after a reverse stock split. As a result, as of the effective time, the stated capital on our balance sheet attributable to our common stock would be reduced proportionately based on the reverse stock split ratio selected by the Board, and the additional paid-in capital account will be credited with the amount by which the stated capital is reduced. In future financial statements, we would restate net income or loss and other per share amounts for periods ending before a reverse stock split to give retroactive effect to the reverse stock split.

Procedure for Effecting a Reverse Stock Split and Exchange of Stock Certificates

If stockholders approve the proposal and the Board decides to implement a reverse stock split, we will file with the Secretary of State of the State of Delaware a certificate of amendment to our amended Restated Certificate of Incorporation. A reverse stock split will become effective at the time and on the date of filing of, or at such later time as is specified in, the certificate of amendment, which we refer to as the "effective time" and "effective date," respectively. Beginning at the effective time, each certificate representing shares of common stock will be deemed for all corporate purposes to evidence ownership of the number of whole shares into which the shares previously represented by the certificate were combined pursuant to the reverse stock split. The text of the certificate of amendment would be in substantially the form attached hereto as Annex 2, except that the text of the form may be altered for any changes required by the Secretary of State of the State of Delaware and changes deemed necessary or advisable by the Board, including the insertion of the effective time, effective date, number of authorized shares and the reverse stock split ratio selected by Board.

Upon a reverse stock split, we intend to treat stockholders holding our common stock in "street name," through a bank, broker or other nominee, in the same manner as registered stockholders whose shares are registered in their names. Banks, brokers or other nominees will be instructed to effect a reverse stock split for their beneficial holders holding our common stock in "street name." However, these banks, brokers or other nominees may have different procedures than registered stockholders for processing a reverse stock split. If you hold your shares with a bank, broker or other nominee and if you have any questions in this regard, we encourage you to contact your nominee.

Following any reverse stock split, stockholders holding physical certificates would need to exchange those certificates for new certificates and a cash payment in lieu of any fractional shares, and we expect that the common stock would receive a new CUSIP number.

If a reverse stock split is implemented, Wells Fargo Shareowner Services, our transfer agent, will advise registered stockholders of the procedures to be followed to exchange certificates in a letter of transmittal to be sent to stockholders. No new certificates will be issued to a stockholder until the stockholder has surrendered the stockholder's outstanding certificate(s), together with the properly completed and executed letter of transmittal, to the bank. Any old shares submitted for transfer, whether pursuant to a sale, other disposition or otherwise, will automatically be exchanged for new shares. **Stockholders should not destroy any stock certificate(s) and should not submit any certificate(s) until requested to do so.**

No Appraisal Rights

Stockholders do not have appraisal rights under the Delaware General Corporation Law or under our Restated Certificate of Incorporation in connection with the reverse stock split.

Reservation of Right to Abandon Reverse Stock Split

We reserve the right to abandon a reverse stock split without further action by our stockholders at any time before the effectiveness of the filing with the Secretary of State of the State of Delaware of the certificate of amendment to our amended Restated Certificate of Incorporation, even if the authority to effect a reverse stock split has been approved by our stockholders at the Annual Meeting. By voting in favor of a reverse stock split, you are expressly also authorizing the Board to determine not to proceed with, and abandon, a reverse stock split if it should so decide.

Certain Federal Income Tax Consequences

The following is a summary of the material U.S. federal income tax consequences of a reverse stock split. This discussion is based on the Internal Revenue Code, the Treasury Regulations promulgated thereunder, published statements by the Internal Revenue Service and other applicable authorities on the date of this Proxy Statement, all of which are subject to change, possibly with retroactive effect. This discussion does not address the tax consequences to holders that are subject to special tax rules, such as banks, insurance companies, regulated investment companies, personal holding companies, foreign entities, nonresident alien individuals, broker-dealers and tax-exempt entities. Further, it does not address any state, local or foreign income or other tax consequences. This summary also assumes that the shares of common stock held immediately prior to the effective time of the reverse stock split (the "old shares") were, and the new shares received will be, held as a "capital asset," as defined in the Internal Revenue Code (generally, property held for investment).

Subject to the discussion below concerning the treatment of the receipt of cash payments instead of fractional shares, we believe that the material U.S. federal income tax consequences of a reverse stock split would be as follows:

- Level 3 will not recognize any gain or loss as a result of the reverse stock split.
- You will not recognize any gain or loss as a result of the reverse stock split, except with respect to cash received instead of fractional shares.

- The aggregate adjusted basis of the shares of each class of our common stock you hold following the reverse stock split will be equal to your aggregate adjusted basis immediately prior to the reverse stock split, reduced by any tax basis attributable to a fractional share.
- Your holding period for the common stock you continue to hold after the reverse stock split will include your holding period for the common stock you held immediately prior to the reverse stock split.

In general, if you receive cash instead of a fractional share of our common stock, you will recognize capital gain or loss based on the difference between the amount of cash received and your adjusted basis in the fractional share. The capital gain or loss will constitute long-term capital gain or loss if your holding period for our common stock is greater than one year as of the date of the reverse stock split. The deductibility of capital losses is subject to limitations.

Our beliefs regarding the tax consequences of the reverse stock split is not binding on the Internal Revenue Service or the courts. **Accordingly, we urge you to consult with your own tax advisor with respect to all of the potential tax consequences to you of the reverse stock split.**

Please note that the approval of this proposal does not require the approval of either the REMOVAL OF SUPERMAJORITY PROVISIONS PROPOSAL or the RESTATEMENT OF CERTIFICATE OF INCORPORATION PROPOSAL that are also described in this proxy statement.

Vote Required

Article XIII of our amended Restated Certificate of Incorporation provides that the affirmative vote of stockholders holding at least a majority of the outstanding shares of our common stock is required for approval of this proposal.

The Board has unanimously adopted a resolution seeking stockholder approval of, and recommends that you vote FOR, this proposal.

REMOVAL OF SUPERMAJORITY PROVISIONS PROPOSAL

We are asking our stockholders to approve an amendment to our Restated Certificate of Incorporation that will permit our stockholders to amend our amended and restated By-laws and, in all cases, our Restated Certificate of Incorporation by the affirmative vote of a majority of our outstanding stock entitled to vote on that issue. We refer to our Restated Certificate of Incorporation as our Certificate and our amended and restated By-laws as our By-laws.

Currently, the terms of our Certificate permit our stockholders to amend our By-laws only by the affirmative vote of the holders owning sixty-six and two-thirds percent (66⅔%) of our outstanding common stock. In addition, our Certificate states that any provision in the Certificate that requires a greater than majority vote for the stockholders to take an action requires that same vote for the stockholders to amend that provision of the Certificate. With this proposal, we are seeking to lower the threshold that is needed for our stockholders to be able to amend our By-laws and to approve all amendments to our Certificate to an affirmative vote of the holders owning a majority of our outstanding common stock

This proposal is the result of the Board's ongoing review of corporate governance matters as well as the Board's consideration of the non-binding stockholder proposal that was approved at the 2007 Annual Meeting of Stockholders relating to the request for the Board to take all actions necessary to remove the supermajority provisions contained in our Certificate and our By-laws. The only provisions in our Certificate and our By-laws that require a greater than majority vote for the stockholders to take action relate to the stockholders' ability to amend our By-laws and the voting requirement to amend any provision of our Certificate that provides for a greater than majority vote requirement.

The Board asked its Nominating and Governance Committee, or the Governance Committee, to consider the advantages and disadvantages of maintaining the current voting requirements described above. After completing its review, the Governance Committee recommended this proposal to the full Board for its consideration. In determining whether this proposal is in the best interests of our stockholders, the Governance Committee and the Board considered arguments for maintaining as well as for eliminating the current voting requirements.

After weighing all of these considerations, the Board concluded to take action to eliminate the sixty-six and two thirds percent (66⅔%) voting requirement described above, and the Board determined that the proposal is advisable and in the best interests of the company and its stockholders. Accordingly, the Board has approved the proposal (which is described below), the adoption of an amendment to the Certificate that would incorporate the proposal, and recommends that our stockholders approve the proposal.

If the proposal is adopted by our stockholders, Article XV of the Certificate will be amended to change the current reference to an affirmative vote of "at least sixty-six and two-thirds percent (66⅔%) of the outstanding stock entitled to vote thereon" to "at least a majority of the outstanding stock entitled to vote thereon." In addition, Article XIII of the Certificate will be modified to remove any references to sixty-six and two-thirds percent (66⅔%). If the proposed amendment is not approved by the stockholders, the references in Article XV and Article XIII to "at least sixty-six and two-thirds percent (66⅔%)" will not be changed.

If the proposed amendment is approved, the Board will promptly adopt an amendment to Article IX of our By-laws with respect to the required vote needed for our stockholders to amend our By-laws to change the current reference to an affirmative vote of "sixty-six and two-thirds percent (66⅔%) of the outstanding stock entitled to vote thereon" to "a majority of the outstanding stock entitled to vote thereon."

The proposed form of the amendment to our Certificate is attached to this Proxy Statement as Annex 3, except that the text of the form may be altered for any changes required by the Secretary of State of the State of Delaware and changes deemed necessary or advisable by the Board, including the insertion of the effective time and effective date.

Please note that the approval of this proposal does not require the approval of either the REVERSE STOCK SPLIT PROPOSAL or the RESTATEMENT OF CERTIFICATE OF INCORPORATION PROPOSAL that are also described in this proxy statement.

Vote Required

Article XIII of our Certificate provides that the affirmative vote of stockholders owning sixty-six and two-thirds percent (66⅔%) of the outstanding shares of our common stock is required for approval of this proposal.

The Board has unanimously adopted a resolution seeking stockholder approval of, and recommends that you vote FOR, this proposal.

RESTATEMENT OF CERTIFICATE OF INCORPORATION PROPOSAL

We are asking stockholders to approve a proposal to amend and restate our Restated Certificate of Incorporation. We refer to our Restated Certificate of Incorporation as our Certificate.

The purpose of amending and restating the Certificate is to eliminate provisions in the Certificate contained in Article VII. B. and D. that were needed prior to the full implementation of the stockholders' action in 2006 to remove our classified Board of Directors structure.

To implement the removal of our classified Board of Directors structure, we used a mechanism to phase out the structure over a two year period. To ensure a smooth transition to the new system and to permit the directors elected prior to the 2006 Annual Meeting to serve out their three-year terms, the elimination of the classified board structure did not shorten the term of any director elected at or before the 2005 Annual Meeting. As a result of this transition, with the 2008 Annual Meeting, the classification of the Board has fully terminated, and all directors are now subject to annual election. We are asking stockholders to approve this proposal in an effort to simplify the Certificate.

This proposal is not conditioned on the stockholders approving the REVERSE STOCK SPLIT PROPOSAL or the REMOVAL OF SUPERMAJORITY PROVISIONS PROPOSAL, which are each described above. If this proposal is approved, and the REVERSE STOCK SPLIT PROPOSAL is also approved, any certificate of amendment that would be filed to effect a reverse stock split in the future would be modified to reference the amendment and restatement of the Certificate that is contemplated by this proposal.

In addition, if this proposal is approved, and the REMOVAL OF SUPERMAJORITY PROVISIONS PROPOSAL is also approved, the changes contemplated by the removal of supermajority provisions proposal will be incorporated into the amendment and restatement of the Certificate that is filed with the Delaware Secretary of State.

The proposed form of the Restated Certificate of Incorporation—which includes alternative language should the removal of supermajority provisions proposal be approved—is attached to this Proxy Statement as Annex 4 and is incorporated by reference as if set forth in full.

Vote Required

Article XIII of the Certificate provides that the affirmative vote of stockholders holding at least a majority of the outstanding shares of our common stock is required for approval of this proposal.

The Board has unanimously adopted a resolution seeking stockholder approval of, and recommends that you vote FOR, this proposal.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information with respect to the beneficial ownership of our common stock, as of March 14, 2008, by Level 3's directors, the Named Executive Officers, and the directors and executive officers as a group, and each person known by the company to beneficially own more than five percent of our outstanding common stock.

Name	Number of Shares of Common Stock	Percent of Common Stock Beneficially Owned(%)
James Q. Crowe(1)	8,093,724	*
Sunit S. Patel(2)	623,934	*
Kevin J. O'Hara(3)	1,555,916	*
Charles C. Miller, III(4)	687,378	*
Thomas C. Stortz(5)	919,973	*
Walter Scott, Jr.(6)	28,708,593	1.9
Douglas C. Eby(7)	5,358,705	*
James O. Ellis, Jr.	178,771	*
Richard R. Jaros	1,463,315	*
Robert E. Julian(8)	4,193,781	*
Michael J. Mahoney	101,980	*
Arun Netravali	217,975	*
John T. Reed(9)	450,504	*
Michael B. Yanney(10)	250,444	*
Albert C. Yates	209,871	*
Directors and Executive Officers as a Group (18 persons)(11)	53,566,588	3.4
Southeastern Asset Management, Inc.(12)	434,435,265	28.3
Legg Mason(13)	135,827,825	8.8
FMR LLC and Edward C. Johnson 3d(14)	117,133,067	7.5

* Less than 1%.

(1) Includes 520,000 shares of our common stock held by The Cherry Creek Trust, of which Mr. Crowe is the sole beneficiary and 1,148,202 restricted stock units, the restrictions on which will lapse within 60 days of March 14, 2008.

(2) Includes 15,000 shares of our common stock held in an individual retirement account by Mr. Patel and 64,718 restricted stock units, the restrictions on which will lapse within 60 days of March 14, 2008.

(3) Includes 46,000 shares of our common stock held by Kevin J. O'Hara Family LTD Partnership. Includes 99,530 restricted stock units, the restrictions on which will lapse within 60 days of March 14, 2008.

(4) Includes 74,625 restricted stock units, the restrictions on which will lapse within 60 days of March 14, 2008.

(5) Includes 75,699 restricted stock units, the restrictions on which will lapse within 60 days of March 14, 2008.

(6) Includes 99,700 shares of our common stock held by the Suzanne Scott Irrevocable Trust as to which Mr. Scott shares voting and investment powers, 383,503 shares of our common stock issuable upon conversion of $25 million in principal amount of our 6% Convertible Subordinated Notes due 2009 that Mr. Scott holds directly, 53,690 shares issuable upon conversion of $3.5 million in

principal amount of our 6% Convertible Subordinated Notes due 2009 that Mr. Scott holds indirectly, 46,720 shares issuable upon conversion of $3.5 million in principal amount of our 6% Convertible Subordinated Notes due 2009 that Mr. Scott holds indirectly and 301,275 shares of our common stock held indirectly by Mr. Scott. In addition, this includes 1,514,840 shares of our common stock issuable upon the exercise of warrants held by Mr. Scott.

(7) Includes 487,900 shares of our common stock held by Time Partners LLC, which is wholly owned by Mr. Eby and 4,818,825 shares of our common stock that are held by investment partnerships, the sole general partner of which is Time Partners, LLC. 51,980 shares held by Mr. Eby directly are held in a margin account, however, at March 14, 2008, our common stock is not eligible to be used as collateral in a margin account. In addition, the shares held by the investment partnerships are held in prime brokerage accounts.

(8) Includes 1,000,000 shares of our common stock held by Julian Properties, LP, of which Mr. Julian is the sole general partner.

(9) Includes 100,000 shares of our common stock held in Mr. Reed's individual retirement account and 70,000 shares of our common stock held by Reed Partners, LLC, of which Mr. Reed and his spouse hold an aggregate 10% membership interest.

(10) Includes 24,440 shares of our common stock held in Mr. Yanney's individual retirement account, 18,500 shares of our common stock held in a retirement trust on behalf of Mr. Yanney's spouse and 40,000 shares of our common stock held by The Burlington Capital Group, LLC, of which Mr. Yanney and his spouse own approximately 47% of the outstanding membership interests. The Burlington Capital Group, LLC has pledged all of its marketable securities, including the 40,000 shares of our common stock, to secure a line of credit from a commercial bank.

(11) Includes 1,606,371 shares of our common stock issuable upon the lapse of restrictions on restricted stock units within 60 days of March 14, 2008. Also includes 1,514,840 shares of our common stock issuable upon the exercise of warrants and 483,913 shares issuable upon conversion of our 6% Convertible Subordinated Notes due 2009 and 6% Convertible Subordinated Notes due 2010.

(12) Address for Southeastern Asset Management, Inc., Longleaf Partners Fund and Mr. O. Mason Hawkins is 6410 Poplar Avenue, Suite 900, Memphis, Tennessee 38119. The following information is based solely on Southeastern Asset Management, Inc.'s Schedule 13G filed with the SEC on January 9, 2008. Percentage of our outstanding common stock is as reported in their Schedule 13G.

Information presented is presented by Southeastern Asset Management, Inc. as a registered investment adviser. All of the securities reported by Southeastern Asset Management are owned legally by Southeastern Asset Management, Inc.'s investment advisory clients and none are owned directly or indirectly by Southeastern Asset Management, Inc. Includes 153,597,754 shares of our common stock (10%) beneficially owned by Longleaf Partners Fund, a series of Longleaf Partners Fund Trust, of which Southeastern Asset Management, Inc. shares voting and dispositive power, and 52,451,000 shares of our common stock held by Longleaf Partners Small-Cap Fund, of which Southeastern Asset Management, Inc. shares voting and dispositive power. Southeastern Asset Management, Inc. exercises sole dispositive power with respect to 228,349,511 shares of our common stock beneficially owned by discretionary managed accounts, 206,048,754 shares of our common stock beneficially owned by discretionary managed accounts for which Southeastern Asset Management has shared dispositive power and 37,000 shares of our common stock beneficially owned by discretionary managed accounts for which Southeastern Asset Management has no dispositive power. Also includes 184,985,331 shares of our common stock held by discretionary managed accounts for which Southeastern Asset Management, Inc. has sole voting power, 206,048,754 shares of our common stock held by discretionary managed accounts for which

Southeastern Asset Management, Inc. has shared voting power and 43,401,180 shares of our common stock held by discretionary managed accounts for which Southeastern Asset Management, Inc. has no voting power. Mr. O Mason Hawkins, Chairman of the Board and C.E.O. of Southeastern Asset Management, Inc., may be deemed to beneficially own the Level 3 common stock held by Southeastern Asset Management, Inc. Mr. Hawkins disclaims beneficial ownership of such common stock.

(13) Address for LMM LLC and related entities is 100 Light Street, Baltimore, Maryland 21202. The following information is based solely on LMM's Schedule 13G filed with the SEC on February 14, 2008. Percentage of our outstanding common stock is as reported in their Schedule 13G.

Includes 95,000,000 shares of our common stock of which LMM LLC shares voting and dispositive power with Legg Mason Opportunity Trust and 40,827,825 shares of our common stock of which Legg Mason Capital Management, Inc. shares voting and dispositive power. Each of LMM, LLC and Legg Mason Capital Management, Inc. are investment advisers and Legg Mason Opportunity Trust is a portfolio of Legg Mason Investment Trust, Inc., a registered investment company under the Investment Company Act of 1940, as amended.

(14) Address for FMR Corp. and Edward C. Johnson 3d is 82 Devonshire Street, Boston, Massachusetts 02109. The following information is based solely on FMR Corp.'s Schedule 13G filed with the SEC on February 14, 2008. Percentage of our outstanding common stock is as reported in their Schedule 13G.

Information presented is presented by FMR LLC ("FMR") as a holding company for its subsidiaries. Edward C. Johnson 3d and FMR, through their control of various subsidiaries, each has sole power to dispose of 114,401,946 shares of our common stock. Fidelity Management & Research Company, a wholly owned subsidiary of FMR and a registered investment adviser, is the beneficial owner of 114,401,946 shares of our common stock as a result of acting as investment adviser to various investment companies. Also, includes 17,444,778 shares of our common stock resulting from the assumed conversion of $69,500,000 principal amount of our 5.25% Convertible Senior Notes due 2011 and 6,672,161 shares of our common stock resulting from the assumed conversion of $36,430,000 principal amount of our 3.5% Convertible Senior Notes due 2012. Strategic Advisers, Inc., 82 Devonshire Street, Boston, MA 02109, a wholly-owned subsidiary of FMR LLC, provides investment advisory services to individuals. As such, FMR LLC's beneficial ownership includes 1,681 shares of our common stock, beneficially owned through Strategic Advisers, Inc. Pyramis Global Advisors, LLC ("PGALLC"), 53 State Street, Boston, Massachusetts, 02109, an indirect wholly-owned subsidiary of FMR LLC, is the beneficial owner of 115,000 shares of our common stock. Edward C. Johnson 3d and FMR LLC, through its control of PGALLC, each has sole dispositive power over 115,000 shares and sole power to vote or to direct the voting of 115,000 shares of Common Stock owned by the institutional accounts or funds advised by PGALLC as reported above. Pyramis Global Advisors Trust Company ("PGATC"), 53 State Street, Boston, Massachusetts, 02109, an indirect wholly-owned subsidiary of FMR LLC, is the beneficial owner of 2,608,000 shares of our common stock. Edward C. Johnson 3d and FMR LLC, through its control of Pyramis Global Advisors Trust Company, each has sole dispositive power over 2,608,000 shares and sole power to vote or to direct the voting of 2,333,100 shares of our common stock owned by the institutional accounts managed by PGATC as reported above. Fidelity International Limited ("FIL"), Pembroke Hall, 42 Crow Lane, Hamilton, Bermuda, and various foreign-based subsidiaries provide investment advisory and management services to a number of non-U.S. investment companies and certain institutional investors. FIL is the beneficial owner of 6,440 shares of our common stock.

OTHER MATTERS

It is not anticipated that any matters other than those described in this Proxy Statement will be brought before the Annual Meeting. If any other matters are presented, however, it is the intention of the persons named in the proxy to vote the proxy in accordance with the discretion of the persons named in the proxy.

FUTURE STOCKHOLDER PROPOSALS

A stockholder who would like to have a proposal considered for inclusion in our 2009 Proxy Statement must submit the proposal so that it is received by us no later than December 5, 2008. Securities and Exchange Commission rules set standards for eligibility and specify the types of stockholder proposals that may be excluded from a proxy statement. Stockholder proposals should be addressed to the Secretary, Level 3 Communications, Inc., 1025 Eldorado Boulevard, Broomfield, Colorado 80021.

If a stockholder does not submit a proposal for inclusion in next year's Proxy Statement, but instead wishes to present it directly at the 2009 Annual Meeting of Stockholders, our By-laws require that the stockholder notify us in writing on or before March 21, 2009, but no earlier than February 19, 2009, for the proposal to be included in our proxy material relating to that meeting. Proposals received after March 21, 2009 will not be voted on at the annual meeting. In addition, such proposal must also include a brief description of the business to be brought before the annual meeting, the stockholder's name and record address, the number of shares of our common stock that are owned beneficially or of record by such stockholder, a description of any arrangements or understandings between the stockholder and any other person in connection with such proposal and any material interest of such stockholder in such proposal, and a representation that the stockholder intends to appear in person or by proxy at the annual meeting. If the stockholder wishes to nominate one or more persons for election as a director, such stockholder's notice must comply with additional provisions as set forth in our By-laws, including certain information with respect to the persons nominated for election as directors and any information relating to the stockholder that would be required to be disclosed in a Proxy filing. Any such proposals should be directed to the Secretary, Level 3 Communications, Inc., 1025 Eldorado Boulevard, Broomfield, Colorado 80021.

Annex 1

AUDIT COMMITTEE REPORT

To the Board of Directors

The Audit Committee reviews Level 3 Communications, Inc.'s financial reporting process on behalf of the Board of Directors. Management has the primary responsibility for the financial statements and the reporting process. The company's registered public accounting firm is responsible for expressing an opinion on the conformity of our audited financial statements to generally accepted accounting principles. We have reviewed and discussed with management the company's audited financial statements as of and for the year ended December 31, 2007.

The Audit Committee has reviewed and discussed the consolidated financial statements with management and KPMG LLP, the company's registered public accounting firm. Management is responsible for the preparation, presentation and integrity of the company's financial statements; accounting and financial reporting principles; establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rule 13a-15(e)); establishing and maintaining internal control over financial reporting (as defined in Exchange Act Rule 13a-15(f)); evaluating the effectiveness of disclosure controls and procedures; evaluating the effectiveness of internal control over financial reporting; and evaluating any change in internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, internal control over financial reporting. KPMG LLP is responsible for performing an independent audit of the consolidated financial statements and expressing an opinion on the conformity of those financial statements with accounting principles generally accepted in the United States of America, as well as expressing an opinion on the effectiveness of internal control over financial reporting.

During the course of fiscal 2007, management completed the documentation, testing and evaluation of the company's system of internal control over financial reporting in response to the requirements set forth in Section 404 of the Sarbanes-Oxley Act of 2002 and related regulations. The Audit Committee was kept apprised of the progress of the evaluation and provided oversight and advice to management during the process. In connection with this oversight, the Audit Committee received periodic updates provided by management and KPMG LLP at each regularly scheduled Audit Committee meeting. At the conclusion of the process, management provided the Audit Committee with and the Audit Committee reviewed a report on the effectiveness of the company's internal control over financial reporting. The Audit Committee also reviewed the report of management contained in the company's Form 10-K for the fiscal year ended December 31, 2007 filed with the Securities and Exchange Commission, as well as KPMG LLP's Report of Independent Registered Public Accounting Firm included in the company's Form 10-K related to its audit of (i) the consolidated financial statements and (ii) the effectiveness of internal control over financial reporting. The Audit Committee continues to oversee the company's efforts related to its internal control over financial reporting and management's preparations for the evaluation in fiscal 2008.

The Audit Committee has discussed with KPMG LLP the matters required to be discussed by Statement on Auditing Standards No. 61, Communication with Audit Committees, as amended, by the Auditing Standards Board of the American Institute of Certified Public Accountants. The Audit Committee has received and reviewed the written disclosures and the letter from KPMG LLP required by Independence Standard No. 1, Independence Discussions with Audit Committees, as amended, by the Independence Standards Board, and have discussed with the auditors the auditors' independence.

Based on the reviews and discussions referred to above, the Audit Committee recommends to the Board of Directors that the financial statements referred to above be included in the company's Annual Report on Form 10-K for the year ended December 31, 2007.

The Audit Committee has also considered whether the provision of services by KPMG LLP not related to the audit of the financial statements referred to above and to the reviews of the interim financial statements included in the company's Forms 10-Q for the quarters ended March 31, 2007, June 30, 2007 and September 30, 2007 is compatible with maintaining KPMG LLP's independence.

The following table presents fees (excluding expenses) for professional audit services rendered by KPMG LLP for the audit of the Level 3 annual financial statements for the years ended December 31, 2007, and 2006 and fees billed for other services rendered by KPMG LLP during those periods, which have been approved by the Audit Committee.

	2007	2006
Audit Fees(1)	$3,646,000	$4,492,000
Audit-Related Fees(2)	447,000	599,000
Tax Fees(3)	55,000	0
All Other Fees	0	0
Total Fees	$4,148,000	$5,091,000

(1) Audit fees consisted principally of fees for the audit of financial statements, including statutory audits of foreign subsidiaries, audit of controls over financial reporting and fees relating to comfort letters and registration statements.

(2) Audit related fees consisted principally of fees for audits of employee benefit plans, agreed-upon procedures reports and due diligence activities.

(3) Tax fees consisted principally of fees for tax consultation and tax compliance activities.

The Audit Committee:

John T. Reed, Chairman   Robert E. Julian   Albert C. Yates

For the year ended December 31, 2007

PROPOSED TEXT OF AMENDMENT
of
RESTATED CERTIFICATE OF INCORPORATION
of
LEVEL 3 COMMUNICATIONS, INC.

ARTICLE IV of the Restated Certificate of Incorporation of the Corporation, filed with the Secretary of State of the State of Delaware on May 23, 2005, as amended on May 17, 2006, is hereby amended in its entirety to read as follows(1):

"ARTICLE IV

AUTHORIZED CAPITAL STOCK

The total number of shares of capital stock which the Corporation shall have the authority to issue is 2,260,000,000 shares, consisting of 2,250,000,000(2) shares of Common Stock, par value $.01 per share (the "Common Stock"), and 10,000,000 shares of Preferred Stock, par value $.01 per share (the "Preferred Stock")."

ARTICLE V of the Restated Certificate of Incorporation of the Corporation, filed with the Secretary of State of the State of Delaware on May 23, 2005, as amended on May 17, 2006, is hereby amended by adding a new Section D to read as follows:

"D. Upon this Certificate of Amendment to the Restated Certificate of Incorporation of the Corporation becoming effective pursuant to the General Corporation Law of the State of Delaware (the "Amendment Effective Time"), every [*five (5), ten (10), fifteen (15) or twenty (20) shares*] of the Corporation's Common Stock (the "Old Common Stock"), issued and outstanding immediately prior to the Amendment Effective Time, will be automatically reclassified as and converted into one share of common stock, par value $.01 per share, of the Corporation (the "New Common Stock").

Notwithstanding the immediately preceding sentence, no fractional shares of New Common Stock shall be issued to the holders of record of Old Common Stock in connection with the foregoing reclassification of shares of Old Common Stock. In lieu thereof, the aggregate of all fractional shares otherwise issuable to the holders of record of Old Common Stock shall be issued to [*NAME OF THIRD PARTY*], as agent, for the accounts of all holders of record of Old Common Stock otherwise entitled to have a fraction of a share issued to them. The sale of all of the fractional interests will be effected by that agent as soon as practicable after the Amendment Effective Time on the basis of prevailing market prices of the New Common Stock on the NASDAQ National Market at the time of sale. After such sale and upon the surrender of the stockholders' stock certificates, the transfer agent will pay to such holders of record their pro rata share of the net proceeds derived from the sale of the fractional interests.

Each stock certificate that, immediately prior to the Amendment Effective Time, represented shares of Old Common Stock shall, from and after the Amendment Effective Time, automatically and without the necessity of presenting the same for exchange, represent that number of whole shares of New Common Stock into which the shares of Old Common Stock represented by such certificate shall have been reclassified (as well as the right to receive cash in lieu of any fractional shares of New Common Stock as set forth above), provided, however, that each holder of record of a certificate that represented shares of Old Common Stock shall receive, upon surrender of such certificate, a new certificate representing the number of whole shares of New Common Stock into which the shares of Old Common Stock represented by such certificate shall have been reclassified, as well as any cash in lieu of fractional shares of New Common Stock to which such holder may be entitled pursuant to the immediately preceding paragraph."

---

(1) NOTE: The foregoing will be modified to describe the filing of an amended and restated certificate of incorporation should the company's stockholders approve the proposal to amend and restate the company's current amended Restated Certificate of Incorporation at the 2008 Annual Meeting of Stockholders.

(2) NOTE: The number of shares authorized will be proportionately adjusted based on the reverse stock split ratio selected by the Board of Directors when effecting the reverse stock split.

PROPOSED TEXT OF AMENDMENT
of
RESTATED CERTIFICATE OF INCORPORATION
of
LEVEL 3 COMMUNICATIONS, INC.

ARTICLE XIII of the Restated Certificate of Incorporation of the Corporation, filed with the Secretary of State of the State of Delaware on May 23, 2005, as amended on May 17, 2006, is hereby amended in its entirety to read as follows(1):

"ARTICLE XIII

AMENDMENTS OF CERTIFICATE

The Corporation reserves the right to amend, alter, change or repeal any provision contained in this Restated Certificate of Incorporation or in any amendment hereto by the affirmative vote of a majority of the outstanding stock entitled to vote thereon."

ARTICLE XV of the Restated Certificate of Incorporation of the Corporation, filed with the Secretary of State of the State of Delaware on May 23, 2005, as amended on May 17, 2006, is hereby amended in its entirety to read as follows(1):

"ARTICLE XV

BY-LAWS

In furtherance and not in limitation of the powers conferred by statute, the Board of Directors is expressly authorized to adopt, repeal, alter, amend or rescind the By-laws of the Corporation. In addition, the By-laws of the Corporation may be adopted, repealed, altered, amended or rescinded by the affirmative vote of at least a majority of the outstanding stock entitled to vote thereon."

(1) NOTE: These amendments, if approved, will be included in the filing of an amended and restated certificate of incorporation should the company's stockholders approve the proposal to amend and restate the company's current amended Restated Certificate of Incorporation at the 2008 Annual Meeting of Stockholders.

FORM OF RESTATED CERTIFICATE OF INCORPORATION OF LEVEL 3 COMMUNICATIONS, INC.

Pursuant to Section 245
of the Delaware General Corporation Law

Level 3 Communications, Inc., a corporation organized and existing under the laws of the State of Delaware (the "Corporation"), hereby certifies as follows:

1. The name of the Corporation is Level 3 Communications, Inc. The Corporation was originally incorporated under the name Peter Kiewit Sons', Inc.
2. The original Certificate of Incorporation of the Corporation was filed in the office of the Secretary of State of the State of Delaware on July 1, 1941 and a Restated Certificate of Incorporation of the Corporation was filed in such office on January 29, 1975, January 23, 1981, January 14, 1986, January 8, 1992, March 31, 1998 and May 23, 2005. The Restated Certificate of Incorporation was amended by a Certificate of Amendment filed with the Secretary of State of the State of Delaware on May 17, 2006.
3. This Restated Certificate of Incorporation, which was duly adopted pursuant to Sections 242 and 245 of the Delaware General Corporation Law, restates and integrates and further amends the provisions of the Restated Certificate of Incorporation of the Corporation.
4. The text of the Restated Certificate of Incorporation as heretofore amended or supplemented is hereby restated and further amended to read in its entirety as follows:

ARTICLE I

NAME

The name of the Corporation is: Level 3 Communications, Inc.

ARTICLE II

REGISTERED OFFICE AND REGISTERED AGENT

The address of the registered office of the Corporation in the State of Delaware is 2711 Centerville Road Suite 400, Wilmington, New Castle County, Delaware, 19808. The name of its registered agent at such address is Corporation Service Company.

ARTICLE III

PURPOSES

The nature of the business or purposes to be conducted or promoted by the Corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Delaware (the "DGCL").

ARTICLE IV

AUTHORIZED CAPITAL STOCK

The total number of shares of capital stock which the Corporation shall have the authority to issue is 2,260,000,000 shares, consisting of 2,250,000,000 shares of Common Stock, par value $.01 per share (the "Common Stock") and 10,000,000 shares of Preferred Stock, par value $.01 per share ("Preferred Stock").

ARTICLE V

COMMON STOCK

A. Dividends. After dividends payable on any Preferred Stock have been declared and set aside on such Preferred Stock having a preference over the Common Stock with respect to the payment of such dividends, the holders of Common Stock shall be entitled to receive, when and as declared, out of assets and funds legally available therefor, cash or non-cash dividends payable as and when the Board of Directors in its sole business judgment so declares. Any such dividend shall be payable ratably to all record holders of Common Stock as of the record date fixed by the Board of Directors in accordance with the By-laws of the Corporation for the payment thereof.

B. Liquidation Rights. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation ("Liquidation"), the holders of Common Stock then outstanding shall be entitled to be paid ratably out of the assets and funds of the Corporation available for distribution to its stockholders, after and subject to the payment in full of all amounts required to be distributed to the holders of any Preferred Stock upon Liquidation, an amount equal to their share (including any declared but unpaid dividends on the Common Stock, subject to proportionate adjustment in the event of any stock dividend, stock split, stock distribution or combination with respect to such shares) of such assets and funds.

C. Voting.

1. Except as required by law, or as otherwise provided herein or in any amendment hereof, the entire voting power of the Corporation with respect to all matters other than the election of directors shall be vested in the holders of Common Stock voting together as a single class. Except as required by law, or as otherwise provided herein or in any amendment hereof, the entire voting power of the Corporation with respect to the election of directors shall be vested in the holders of Common Stock voting together as a single class.

2. Each holder of Common Stock entitled to vote shall at every meeting of the stockholders of the Corporation be entitled to one vote for each share of Common Stock registered in his or her name on the record of stockholders.

ARTICLE VI

PREFERRED STOCK

The Preferred Stock may be issued from time to time as herein provided in one or more series. The designations, relative rights, preferences and limitations of the Preferred Stock, and particularly of the shares of each series thereof, may, to the extent permitted by law, be similar to or differ from those of any other series. The Board of Directors is hereby expressly granted authority, subject to the provisions of this Article VI, to fix, from time to time before issuance thereof, the number of shares in each series and all designations, relative rights, preferences and limitations of the shares in each such series, including, but without limiting the generality of the foregoing, the following:

A. the designation of the series and the number of shares to constitute each series;

B. the dividend rate on the shares of each series, conditions on which and times at which dividends are payable, whether dividends shall be cumulative, and the preference or relation (if any) with respect to such dividends (including preferences over dividends on the Common Stock or any other class or classes);

C. whether the series will be redeemable (at the option of the Corporation or the holders of such shares or both, or upon the happening of a specified event) and, if so, the redemption prices and the conditions and times upon which redemption may take place and whether for cash, property or rights, including securities of the Corporation or another corporation;

D. the terms and amount of any sinking, retirement or purchase fund;

E. the conversion or exchange rights (at the option of the Corporation or the holders of such shares or both, or upon the happening of a specified event), if any, including the conversion or exchange price and other terms of conversion or exchange;

F. the voting rights, if any (other than any voting rights that the Preferred Stock may have as a matter of law);

G. any restrictions on the issue or reissue or sale of additional Preferred Stock;

H. the rights of the holders upon voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Corporation (including preferences over the Common Stock or any other class or classes or series of stock); and

I. such other special rights and privileges, if any, for the benefit of the holders of Preferred Stock, as shall not be inconsistent with provisions of this Restated Certificate of Incorporation.

All shares of Preferred Stock of the same series shall be identical in all respects, except that shares of any one series issued at different times may differ as to dates, if any, from which dividends thereon may accumulate. All shares of Preferred Stock of all series shall be of equal rank and shall be identical in all respects except that any series may differ from any other series with respect to any one or more of the designations, relative rights, preferences and limitations described or referred to in subparagraphs A. to I. inclusive above.

ARTICLE VII

DIRECTORS

A. The Board of Directors shall consist of no fewer than six persons and no more than fifteen persons, and such number shall be fixed by, or in the manner provided in, the By-laws of the Corporation.

B.† At each annual meeting of the stockholders of the Corporation, the date of which shall be fixed by or pursuant to the By-Laws of the Corporation, the directors shall be elected to hold office for a term of one (1) year and until such director's successor is elected and qualified or until such director's earlier resignation or removal. No decrease in the number of directors constituting the Board of Directors shall shorten the term of any incumbent director.

C. A director may be removed from office only for cause and only by vote of at least a majority of the outstanding stock entitled to vote in an election of directors.

† New language.

D. Any vacancy on the Board of Directors, however resulting, may be filled only by a majority of the directors then in office, even if less than a quorum, or by a sole remaining director.

ARTICLE VIII

STOCKHOLDERS' VOTE

Any action required or permitted to be taken at any annual or special meeting of stockholders may be taken only upon the vote of the stockholders at an annual or special meeting duly noticed and called, as provided in the By-laws of the Corporation, and may not be taken by a written consent of the stockholders.

ARTICLE IX

INDEMNIFICATION

The Corporation shall indemnify each person who is or was a director, officer or employee of the Corporation (including the heirs, executors, administrators or estate of such person) or is or was serving at the request of the Corporation as a director, officer or employee of another corporation, partnership, joint venture, trust or other enterprise, to the fullest extent permitted under applicable law.

The indemnification provided by this Article IX shall not be deemed exclusive of any other rights to which any of those seeking indemnification or advancement of expenses may be entitled under any by-law, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in his official capacity and as to action in another capacity while holding such office, and shall continue as to a person who has ceased to be a director, officer or employee and shall inure to the benefit of the heirs, executors and administrators of such a person.

ARTICLE X

LIMITATION OF LIABILITY

A director of this Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to the Corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the DGCL, or (iv) for any transaction from which the director derived an improper personal benefit. If the DGCL is amended after approval by the stockholders of this Article X to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the DGCL as so amended.

Any repeal or modification of the foregoing paragraph by the stockholders of the Corporation shall not adversely affect any right or protection of a director of the Corporation existing at the time of such repeal or modification.

ARTICLE XI

SPECIAL MEETINGS

Special meetings of the stockholders of the Corporation for any purpose or purposes may be called at any time by the Board of Directors, the President, the Chief Executive Officer or the Chairman of the Board of Directors. Special meetings of the stockholders of the Corporation may not be called by any other person or persons.

ARTICLE XII

RATIFICATION BY STOCKHOLDERS

Any contract, transaction or act of the Corporation or of the directors, which shall be ratified by a majority of a quorum of the stockholders then entitled to vote at any annual meeting or at any special meeting called for such purpose, shall, so far as permitted by law and by this Certificate of Incorporation, be as valid and as binding as though ratified by every stockholder entitled to vote at such meeting.

ARTICLE XIII

AMENDMENTS OF CERTIFICATE

[Proposed language if Removal of Supermajority Provisions Proposal passes] The Corporation reserves the right to amend, alter, change or repeal any provision contained in this Restated Certificate of Incorporation or in any amendment hereto by the affirmative vote of a majority of the outstanding stock entitled to vote thereon.

OR

[Current language to be retained if Removal of Supermajority Provisions Proposal fails] The Corporation reserves the right to amend, alter, change or repeal any provision contained in this Sixth Restated Certificate of Incorporation or in any amendment hereto by the affirmative vote of a majority of the outstanding stock entitled to vote thereon; provided, however, that the provisions of this Sixth Restated Certificate of Incorporation requiring for action by the stockholders a vote of at least sixty-six and two-thirds percent (66⅔%) shall not be amended except by such vote; and provided further that this Article XIII shall not be amended except by the affirmative vote of at least sixty-six and two-thirds percent (66⅔%) of the outstanding stock entitled to vote thereon.

ARTICLE XIV

CREDITORS

Whenever a compromise or arrangement is proposed between this Corporation and its creditors or any class of them and/or between this Corporation and its stockholders or any class of them, any court of equitable jurisdiction within the State of Delaware may, on the application in a summary way of this Corporation or of any creditor or stockholder thereof on the application of any receiver or receivers appointed for this Corporation under the provisions of section 291 of Title 8 of the DGCL or on the application of trustees in dissolution or of any receiver or receivers appointed for the Corporation under the provisions of Section 279 of Title 8 of the DGCL, order a meeting of the creditors or class of creditors, and/or of the stockholders or class of stockholders of the Corporation, as the case may be, to be summoned in such manner as the said court directs. If a majority in number representing three-fourths in value of the creditors or class of creditors, and/or of the stockholders or class of stockholders of this Corporation, as the case may be, agree to any compromise or arrangement and to any reorganization of this Corporation as consequence of such compromise or arrangement, the said compromise or arrangement and the said reorganization shall, if sanctioned by the court to which the said application has been made, be binding on all the creditors or class of creditors, and/or on all the stockholders or class of stockholders, of this Corporation, as the case may be, and also on this Corporation.

ARTICLE XV

BY-LAWS

[Proposed language if Removal of Supermajority Provisions Proposal passes] In furtherance and not in limitation of the powers conferred by statute, the Board of Directors is expressly authorized to adopt, repeal, alter, amend or rescind the By-laws of the Corporation. In addition, the By-laws of the Corporation may be adopted, repealed, altered, amended or rescinded by the affirmative vote of at least a majority of the outstanding stock entitled to vote thereon.

OR

[Current language to be retained if Removal of Supermajority Provisions Proposal fails] In furtherance and not in limitation of the powers conferred by statute, the Board of Directors is expressly authorized to adopt, repeal, alter, amend or rescind the By-laws of the Corporation. In addition, the By-laws of the Corporation may be adopted, repealed, altered, amended or rescinded by the affirmative vote of at least sixty-six and two-thirds percent (66⅔%) of the outstanding stock entitled to vote thereon.

IN WITNESS WHEREOF, the Corporation has caused this Restated Certificate of Incorporation to be signed by , its , this day of , 200 .

By: ______________________________

Title:

Financial Report Table of Contents

SELECTED FINANCIAL DATA

The Selected Financial Data of Level 3 Communications, Inc. and its subsidiaries appear below.

	Fiscal Year Ended(1)				
	2007	2006	2005	2004	2003
	(dollars in millions, except per share amounts)				
Results of Operations:					
Revenue	$ 4,269	$3,378	$1,719	$1,776	$2,027
Loss from continuing operations(2)	(1,114)	(790)	(707)	(478)	(695)
Income (loss) from discontinued operations(3)	—	46	69	20	(21)
Net loss	(1,114)	(744)	(638)	(458)	(711)
Per Common Share:					
Loss from continuing operations(2)	(0.73)	(0.79)	(1.01)	(0.70)	(1.23)
Income (loss) from discontinued operations(3)	—	0.05	0.10	0.03	(0.04)
Net loss	(0.73)	(0.74)	(0.91)	(0.67)	(1.26)
Dividends(4)	—	—	—	—	—
Financial Position:					
Total assets	10,245	9,994	8,277	7,544	8,302
Current portion of long-term debt(5)	32	5	—	143	124
Long-term debt, less current portion(5)	6,832	7,357	6,023	5,067	5,249
Stockholders' equity (deficit)(6)	1,070	374	(476)	(157)	181

(1) The operating results of Software Spectrum, Inc. ("Software Spectrum"), which was sold in 2006, (*i*)Structure, LLC ("(*i*)Structure"), which was sold in 2005, the Midwest Fiber Optic Network business acquired from Genuity, Inc. in 2003 and sold in 2003 are included in discontinued operations for all periods presented for which Level 3 owned each business.

The Company purchased substantially all of the assets and operations of Genuity, Inc. in February 2003. The Company also purchased Telverse Communications, Inc. in July 2003.

The Company acquired the managed modem businesses of ICG Communications, Inc. and Sprint Communications Company, L.P. on April 1, 2004 and October 1, 2004, respectively.

The Company purchased WilTel Communications Group, LLC ("WilTel") on December 23, 2005, and recorded approximately $38 million of revenue attributable to this business in 2005.

The Company purchased Progress Telecom, LLC ("Progress Telecom") on March 20, 2006; ICG Communications, Inc. ("ICG Communications") on May 31, 2006; TelCove, Inc. ("TelCove") on July 24, 2006 and Looking Glass Networks Holding Co., Inc. ("Looking Glass") on August 2, 2006. The WilTel, Progress Telecom, ICG Communications, TelCove and Looking Glass results of operations and financial position are included in the consolidated financial statements from the respective dates of their acquisition. During 2006, the Company recorded revenue attributable to Progress Telecom of $49 million, ICG Communications of $46 million, TelCove of $166 million and Looking Glass of $33 million.

The Company purchased Broadwing Corporation ("Broadwing") on January 3, 2007; the Content Delivery Network services business of SAVVIS, Inc. (the "CDN Business") on January 23, 2007 and Servecast Limited on July 11, 2007. During 2007, the Company recorded revenue attributable to Broadwing of $946 million, the CDN Business of $17 million and Servecast of $3 million.

(2) In 2003, the Company recognized approximately $346 million of termination and settlement revenue, $45 million of impairment and restructuring charges, a gain of approximately $70 million from the sale of "91 Express Lanes" toll road assets, $200 million of induced conversion expenses

attributable to the exchange of the Company's convertible debt securities, and a gain of $41 million as a result of the early extinguishment of long-term debt.

In 2004, the Company recognized a gain of $197 million as a result of the early extinguishments of certain long-term debt and $113 million of termination revenue.

In 2005, the Company recognized $133 million of termination revenue and approximately $23 million of impairment and restructuring charges.

In 2006, the Company recognized $11 million of termination revenue, approximately $13 million of impairment and restructuring charges, and a loss on early extinguishment of debt of $83 million as a result of the amendment and restatement of its senior secured credit facility and certain debt exchanges and redemptions.

In 2007, the Company recognized $10 million of termination revenue, approximately $12 million of impairment and restructuring charges, and a loss on early extinguishment of debt of $427 million as a result of the refinancing of its senior secured credit agreement and certain debt exchanges, redemptions and repurchases. The Company also recognized a gain of $37 million on the sale of marketable equity securities and a tax benefit of $23 million related to certain state tax matters.

(3) In 2005, the Company sold (*i*)Structure and recognized a gain on the sale of $49 million. For fiscal years 2005 and 2004, (*i*)Structure revenue approximated costs. The loss from operations was $17 million in 2003 for (*i*)Structure.

In 2006, the Company sold Software Spectrum and recognized a gain on the sale of $33 million. The income (loss) from the operations of Software Spectrum including the contact services business sold in 2003 were $13 million, $20 million, $20 million and $(16) million for the fiscal years 2006, 2005, 2004 and 2003, respectively.

(4) The Company's current dividend policy, in effect since April 1998, is to retain future earnings for use in the Company's business. As a result, management does not anticipate paying cash dividends on shares of common stock in the foreseeable future. In addition, the Company is restricted under certain covenants from paying cash dividends on shares of its common stock.

(5) In 2003, the Company received net proceeds of $848 million from the issuance of $374 million of 2.875% Convertible Senior Notes due 2010 and the issuance by its wholly owned subsidiary of $500 million of 10.75% Senior Notes due 2011. The Company completed a debt exchange whereby the Company issued $295 million (face amount) of 9% Convertible Senior Discount Notes due 2013 and common stock in exchange for $352 million (book value) of long-term debt. In addition, Level 3 using cash on hand, restricted cash and the proceeds from the issuance of the 10.75% Senior Notes due 2011, repaid in full, the $1.125 billion purchase money indebtedness outstanding under the Senior Secured Credit Facility. Also in 2003, the Company repurchased, using common stock, approximately $1.007 billion face amount of its long-term debt and recognized a gain of approximately $41 million as a result of the early extinguishment of debt.

In 2004, the Company received net proceeds of $987 million from the issuance of a $730 million Senior Secured Term Loan due 2011 and the issuance of $345 million of 5.25% Convertible Senior Notes due 2011. The Company used the net proceeds to repay portions of its 9.125% Senior Notes due 2008, 11% Senior Notes due 2008, 10.5% Senior Discount Notes due 2008 and 10.75% Senior Euro Notes due 2008. The Company repurchased portions of the outstanding notes at prices ranging from 83 percent to 89 percent of the repurchased principal balances. The net gain on the early extinguishment of the debt, including transaction costs, realized foreign currency losses and unamortized debt issuance costs, was $50 million for these transactions. Also in 2004, the Company paid approximately $54 million and assumed certain obligations to extinguish a Genuity capital lease obligation and recognized a gain of $147 million on the transaction.

In 2005, the Company received net proceeds of $877 million from the issuance of $880 million of 10% Convertible Senior Notes due 2011. Also in 2005, a wholly owned subsidiary of the Company received net proceeds of $66 million from the completion of a refinancing of the mortgage of its corporate headquarters. The subsidiary entered into a new mortgage loan of $70 million at an initial fixed rate of 6.86% through 2010.

In 2006, the Company received net proceeds of $142 million from the issuance by its wholly owned subsidiary of $150 million of Floating Rate Senior Notes due 2011, net proceeds of $538 million from the issuance of $550 million of 12.25% Senior Notes due 2013, net proceeds of $326 million from its issuance of $335 million of 3.5% Convertible Senior Notes due 2012 and net proceeds of $1.239 billion (excluding prepaid interest) from the issuance by its wholly owned subsidiary of $1.250 billion of 9.25% Senior Notes due 2014. Also in 2006, the Company exchanged a portion of its outstanding 9.125% Senior Notes due 2008, 11% Senior Notes due 2008 and 10.5% Senior Discount Notes due 2008 for $46 million of cash and $692 million aggregate principal of new 11.5% Senior Notes due 2010. In addition, the Company redeemed the remaining outstanding 9.125% Senior Notes due 2008 totaling $398 million, 10.5% Senior Discount Notes due 2008 totaling $62 million and repurchased 99.3% of its wholly owned subsidiary's 10.75% Senior Notes due 2011 totaling $497 million.

In 2007, the Company received net proceeds of $982 million from the issuance by its wholly owned subsidiary of 8.75% Senior Notes due 2017 and Floating Rate Senior Notes due 2015 and net proceeds of $1.382 billion for the refinancing of its senior secured credit agreement. In connection with the refinancing of the senior secured credit agreement the borrower repaid its $730 million Senior Secured Term Loan due 2011. In 2007, the Company redeemed $488 million of its outstanding 12.875% Senior Notes due 2010, $96 million of outstanding 11.25% Senior Notes due 2010 and $138 million (€104 million) of outstanding 11.25% Senior Euro Notes due 2010. Also in 2007, the Company's wholly owned subsidiary repurchased $144 million of its outstanding Floating Rate Senior Notes due 2011, the Company repurchased $59 million of its outstanding 11% Senior Notes due 2008, $677 million of its outstanding 11.5% Senior Notes due 2010 and $61 million (€46 million) of its outstanding 10.75% Senior Euro Notes due 2008. The Company also completed the exchange of $605 million of its 10% Convertible Senior Notes due 2011 for a total of 197 million shares of common stock during 2007. The Company also converted or repurchased $180 million of Broadwing's outstanding 3.125% Convertible Senior Debentures due 2026 through the issuance of 17 million shares of common stock and the payment of $106 million in cash in 2007.

(6) In 2003, the Company issued approximately 216 million shares of common stock, valued at approximately $953 million, in exchange for long-term debt. Included in the value of common stock issued, are induced conversion premiums of $200 million for convertible debt securities.

In 2004, the Company realized $95 million of foreign currency losses on the repurchase of its Euro denominated debt.

In 2005, the Company issued 115 million shares of common stock, valued at approximately $313 million, as the stock portion of the purchase price paid to acquire WilTel.

In 2006, the Company issued approximately 125 million shares of common stock in a public offering, valued at approximately $543 million.

In 2006, the Company issued 20 million shares of common stock, valued at approximately $66 million, as the stock portion of the purchase price paid to acquire Progress Telecom; 26 million shares of common stock, valued at approximately $131 million, as the stock portion of the purchase price paid to acquire ICG Communications; 150 million shares of common stock, valued at approximately $623 million, as the stock portion of the purchase price paid to acquire TelCove;

and 21 million shares of common stock, valued at approximately $84 million, as the stock portion of the purchase price paid to acquire Looking Glass.

In 2007, the Company issued 197 million shares of common stock in exchange for $605 million of its 10% Convertible Senior Notes due 2011. The Company also issued 123 million shares of common stock, valued at approximately $688 million, as the stock portion of the purchase price to acquire Broadwing Corporation. Also in 2007, the Company issued 17 million shares of common stock in connection with the conversion of $179 million of Broadwing's outstanding 3.125% Convertible Senior Debentures due 2026.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

This document contains forward looking statements and information that are based on the beliefs of management as well as assumptions made by and information currently available to Level 3 Communications, Inc. and its subsidiaries ("Level 3" or the "Company"). When used in this document, the words "anticipate", "believe", "plan", "estimate" and "expect" and similar expressions, as they relate to the Company or its management, are intended to identify forward-looking statements. Such statements reflect the current views of the Company with respect to future events and are subject to certain risks, uncertainties and assumptions. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in this document.

The following discussion should be read in conjunction with the Company's consolidated financial statements (including the notes thereto), included elsewhere herein.

Level 3 Communications, Inc., through its operating subsidiaries, is primarily engaged in the communications business, with additional operations in coal mining.

Communication Services

The Company is a facilities-based provider of a broad range of communications services. Revenue for communications services is recognized on a monthly basis as these services are provided. For contracts involving private line, wavelengths and dark fiber services, Level 3 may receive up-front payments for services to be delivered for a period of up to 20 years. In these situations, Level 3 defers the revenue and amortizes it on a straight-line basis to earnings over the term of the contract. At December 31, 2007, for contracts where up-front payments were received for services to be delivered in the future, the Company's weighted average remaining contract period was approximately 14 years.

The Company separates its communications services into three separate categories:

- Core Communications Services;
- Other Communications Services; and
- SBC Contract Services.

Each category of revenue is in a different phase of the service life cycle, requiring different levels of investment and focus and providing different contributions to the Company's Communications Adjusted EBITDA. Management of Level 3 believes that growth in revenue from its Core Communications Services is critical to the long-term success of its communications business. At the same time, the Company believes it must continue to manage effectively the positive cash flows from its SBC Contract Services and its Other Communications Services, including the Company's mature managed modem business and its related reciprocal compensation. For 2007, the Core Communications Services category included revenue from transport and infrastructure, IP and data services, voice and Level 3 Vyvx video and advertising distribution services. The Other Communications Services category includes revenue from managed modem and related reciprocal compensation and the legacy managed IP service business. The SBC Contract Services category includes all the revenue related to the SBC Master Services Agreement, which was included in the acquisition of WilTel Communications Group, LLC ("WilTel").

The Company's transport and infrastructure services include metropolitan and intercity wavelengths, private line, ethernet private line, dark fiber, colocation services, professional services and transoceanic services. Growth in transport and infrastructure revenue is largely dependent on increased demand for bandwidth services and available capital of companies requiring communications capacity for their own use or in providing capacity as a service provider to their customers. These expenditures may be in the form of up-front payments or monthly payments for primarily private line, wavelength or dark fiber services. An increase in demand may be partially offset by declines in unit pricing.

IP and data services primarily include the Company's high-speed Internet access service, dedicated Internet access ("DIA") service, ATM and frame relay services, IP and ethernet virtual private network ("VPN") services, and content delivery network ("CDN") services, which includes streaming services. Level 3's high-speed Internet access service is a high quality and high-speed Internet access service offered in a variety of capacities. The Company's VPN services permit businesses of any size to replace multiple networks with a single, cost-effective solution that greatly simplifies the converged transmission of voice, video, and data. This convergence to a single platform can be obtained without sacrificing the quality of service or security levels of traditional ATM and Frame Relay offerings. VPN services also permit customers to prioritize network application traffic so that high priority applications, such as voice and video, are not compromised in performance by the flow of low priority applications such as email.

The Company believes that one of the largest sources of future incremental demand for the Company's Core Communications Services will be from customers that are seeking to distribute their feature rich content or video over the Internet. Revenue growth in this area is dependent on the continued increase in usage by both enterprises and consumers and the pricing environment. An increase in the reliability and security of information transmitted over the Internet and declines in the cost to transmit data have resulted in increased utilization of e-commerce or web based services by businesses. This market is currently characterized by significant price compression and very high levels of unit growth rates, resulting in growth in absolute revenue. The Company experienced price compression in the high-speed IP market of over 30% in 2007 and expects that its pricing for high-speed IP services will continue to decline in 2008 at similar rates.

The Company continues to experience pricing pressure for those transport and infrastructure customers that require simple, low quality, point-to-point services, as certain competitors aggressively pursued this business. However, Level 3 believes that competitors are less willing to discount these services if it requires investment in incremental capacity to meet the customer's requirements. For those customers that provide high quality content or require a combination of transport, IP and voice solutions on a regional or national platform, Level 3 is seeing moderate price compression and, in some cases, prices are increasing.

The Company offers voice services that target large and existing markets. The revenue potential for voice services is large; however, the revenue and margins are expected to continue to decline over time as a result of the new low-cost IP and optical-based technologies. In addition, the market for voice services is being targeted by many competitors, several of which are larger and have more financial resources than the Company.

The Company, through its Level 3 Vyvx business, provides audio and video programming for its customers over the Company's fiber-optic network and via satellite. It uses the Company's fiber-optic network to carry live traditional broadcast and cable television events from the site of the event to the network control centers of the broadcasters of the event.

For live events where the location is not known in advance, such as breaking news stories in remote locations, the Company provides an integrated satellite and fiber-optic network-based service to transmit the content to its customers. Most of Level 3's Vyvx's customers for these services contract for the service on an event-by-event basis; however, there are some customers who have purchased a dedicated point-to-point service which enables these customers to transmit programming at any time.

Level 3 Vyvx also distributes advertising spots to radio and television stations throughout the U.S., both electronically and in physical form. Customers for these services can utilize a network-based method for aggregating, managing, storing and distributing content for content owners and rights holders.

On December 19, 2007, Level 3 announced that it had reached a definitive agreement to sell the advertising distribution business of Vyvx, LLC ("Vyvx Ads") to DG FastChannel, Inc. for $129 million in cash. The sale is expected to close in the second quarter of 2008. Revenue from the Vyvx Ads business totaled approximately $36 million, $35 million and less than $1 million for the years ended December 31, 2007, 2006 and 2005, respectively. The results of operations for the Vyvx Ads business are included in continuing operations from when it was acquired as part of the WilTel transaction in December 2005. The pending disposal of the Vyvx Ads business does not meet the criteria under Statement of Financial Accounting Standard ("SFAS") No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" ("SFAS No. 144") for presentation as discontinued operations since the business is not considered an asset group as defined in SFAS No. 144.

The Company expects to continue to develop its content distribution services through the acquisition of the Content Delivery Network ("CDN") services business (the "CDN Business") which it purchased on January 23, 2007 from SAVVIS, Inc. for approximately $133 million in cash (including transaction costs) and the acquisition of Dublin, Ireland based Servecast Limited, which it purchased on July 11, 2007, for approximately $46 million in cash (including transaction costs). The Company believes that the addition of the CDN Business with its strong, broad portfolio of patents will help the Company secure its commercial efforts in the heavily patented CDN market in which a number of competitors have significant, patented intellectual property. In early 2007 we embarked on a strategy to refine our capabilities to address the communications needs of those organizations that produce the content that individuals want to view over the Internet. This service offering includes high speed IP services, colocation services and services that cost effectively distribute the content that is produced for consumption over the Internet. We believe that one of the largest sources of future incremental demand for communications services will be derived from customers that are seeking to distribute their feature rich content or video over the Internet.

The Company's Other Communications Services are mature services that are not areas of emphasis for the Company. Other Communications Services currently include managed modem, related reciprocal compensation and legacy managed IP services.

The Company and its customers continue to see consumers migrate from narrow band dial-up services to higher speed broadband services as the narrow band market matures. Additionally, America Online, a primary consumer of the Company's dial-up services, has been implementing a strategic change in its approach to its dial-up internet access business over the past 18 months that has accelerated the loss of its dial-up subscribers. During 2007, America Online's strategy accelerated the decline in Level 3 managed modem revenue and is expected to contribute to further declines in managed modem revenue in 2008. The Company recognized approximately $179 million of managed modem revenue in 2007, an approximate 37% decline from the $286 million of managed modem revenue recognized in 2006. The declines in managed modem revenue from America Online in 2007 have been offset to some extent by an increase in market share as a result of certain competitors exiting segments of this business in the second half of 2006 and the full year 2007. Level 3 believes that the low-cost structure of its network will enable it to compete aggressively for new business in the declining, but still significant, managed modem market.

Level 3 receives compensation from other carriers when it terminates traffic originating on those carriers' networks. This reciprocal compensation is based on interconnection agreements with the respective carriers or rates mandated by the FCC. The Company earns the majority of its reciprocal compensation revenue from providing managed modem services. The Company also began to receive increasing amounts of reciprocal compensation from its voice services during 2007.

Legacy managed IP services primarily include low-speed services over ATM technology and frame technology, as well as managed security services. The Company's legacy Internet access business consists primarily of a business that was acquired in the Genuity transaction in 2003. To date, the Company has elected not to pursue additional customers and to limit the capital invested in this component of its business.

The SBC Master Services Agreement was an agreement between SBC Services Inc. and WilTel ("SBC Contract Services Agreement") and was obtained in the WilTel acquisition. SBC Services Inc. became a subsidiary of AT&T Inc., (together "SBC"). WilTel and SBC amended their agreement in June 2005 to run through 2009. The Company recognized $303 million of revenue under the SBC Contract Services Agreement during 2007. The agreement provides a gross margin purchase commitment of $335 million from December 2005 through the end of 2007, and $75 million from January 2008 through the end of 2009 and stipulates that originating and terminating access charges paid to local phone companies get passed through to SBC in accordance with a formula that approximates costs and do not count against the gross margin purchase commitment. SBC fully satisfied the $335 million gross margin purchase commitment during the third quarter of 2007. As a result of satisfying the initial gross margin purchase commitment, SBC's purchases of services that exceed the original $335 million gross margin purchase commitment now count toward the $75 million gross margin purchase commitment for the period from January 2008 through the end of 2009. As of December 31, 2007, SBC had satisfied $39 million of the $75 million gross margin purchase commitment. Level 3 expects that based on SBC's current level of spending, SBC will satisfy the remaining $36 million of gross margin purchase commitment in the first half of 2008.

Additionally, the SBC Contract Services Agreement provides for the payment of $50 million from SBC if certain performance criteria are met by Level 3. The Company met the required performance criteria and recorded annual revenue of $25 million in both 2006 and 2007 under the agreement. Of the annual amounts, 50% was based on monthly performance criteria and the remaining 50% was based on performance criteria for the full years. The performance-based incentive provisions of the agreement ended on December 31, 2007. Level 3 will not earn performance-based incentives in 2008 under the SBC Contract Services Agreement.

As a result of the reductions in SBC Contract Services revenue and the overall increase in revenue from acquisition activity, concentration of revenue among a limited number of customers has decreased compared to previous periods. Level 3's top ten customers, including the SBC Contract Services revenue, represented 61% of total communications revenue in the first quarter of 2006, dropping to 36% of total communications revenue in the fourth quarter of 2007. Excluding the SBC Contract Services revenue, Level 3's top ten customers represented 39% of total communications revenue in the first quarter of 2006, dropping to 31% of total communications revenue in the fourth quarter of 2007. The Company expects the concentration of revenue from its top ten customers to continue to decline moderately in 2008 as the SBC Contract Services revenue continues to decline. However, if Level 3 would lose one or more major customers, or if one or more major customers significantly decreased its orders for Level 3 services, the Company's communications business would be materially and adversely affected.

Level 3's management continues to review all of the Company's existing lines of business and service offerings to determine how those lines of business and service offerings assist with the Company's focus on the delivery of communications services and meeting its financial objectives. To the extent that certain lines of business, business segments or service offerings are not considered to be compatible with the delivery of the Company's services or with obtaining financial objectives, Level 3 may exit those lines of business segments or stop offering those services.

The Company is focusing its attention on the following operational objectives:

- growing revenue in Core Communications Services;
- continuing to show improvements in Adjusted EBITDA as a percentage of revenue;
- achieving sustainable generation of free cash flow;
- completing the integration of acquired businesses;
- growing its content delivery network services;
- continuing to implement its metro network strategy; and
- managing cash flows provided by its Other Communications Services and SBC Contract Services.

Management of Level 3 believes the introduction of new services or technologies, as well as the further development of existing technologies, may reduce the cost or increase the supply of certain services similar to those provided by Level 3. The ability of the Company to anticipate, adapt and invest in these technology changes in a timely manner may affect the Company's future success.

The Company completed the initial planned deployment of the next generation of optical transport technology in its North American and European networks in the fourth quarter of 2005 and early in the first quarter of 2006, respectively. The Company decided to deploy the technology for additional routes in North America and Europe and completed the deployments on these routes in 2006. The Company completed an upgrade of its IP backbone technology in the fourth quarter of 2005. Level 3 believes that this deployment of new equipment to the existing network equipment will allow the Company to optimize the amount of traffic it carries over the network and lower its cost of providing its services.

To expand its service offerings in Europe, the Company invested approximately $20 million for a dark fiber based expansion in Europe. During 2006, the Company obtained dark fiber primarily in those cities currently served by leased wavelength capacity and additionally in 2006 the Company completed an expansion of our European operations to nine additional cities. During 2007, the Company obtained dark fiber in three cities that had been served by leased wavelength capacity and additionally in 2007 the Company completed an expansion of its European operations to nine additional cities. In 2008, the Company expects to continue its European expansion to one additional city using leased wavelength capacity. The Company expects to use the dark fiber with appropriate transmission equipment to sell a full suite of transport and IP services.

The communications industry continues to consolidate. Level 3 has participated in this process with the acquisitions of WilTel in 2005; Progress Telecom, LLC ("Progress Telecom"); ICG Communications, Inc. ("ICG Communications"); TelCove, Inc. ("TelCove") and Looking Glass Networks Holding Co., Inc. ("Looking Glass") in 2006; and Broadwing Corporation ("Broadwing"); the CDN Business and Servecast in 2007. Level 3 will continue to evaluate consolidation opportunities and could make additional acquisitions in the future.

The successful integration of acquired businesses into Level 3 is important to the success of Level 3. The Company must integrate the networks and support organizations, while maintaining the service quality levels expected by customers in order to realize the anticipated benefits of these acquisitions. Successful integration of these acquired businesses will depend on the Company's ability to manage these operations, realize opportunities for revenue growth presented by strengthened service offerings and expanded geographic market coverage. If the Company is not able to efficiently and effectively integrate the acquired businesses or operations, the Company may experience material negative consequences to its business, financial condition or results of operations.

During the second and third quarters of 2007, the Company's service activation times increased as a result of the following issues.

- Continuing to use the multiple order entry and provisioning systems and processes that were operated by the acquired companies to provision end-to-end services.
- Insufficient training on the multiple systems for employees performing service activation functions.
- Lack of sufficient staffing levels in some service activation areas.
- Identifying and fixing service activation throughput issues was challenging as a result of decentralizing service activation functions across the customer facing groups.

This increase in service activation cycle time had a negative effect on the Company's service installation intervals and the rate of Core Communications Services revenue growth during the second, third and fourth quarters of 2007. During this same period, the Company also experienced challenges in its service management processes that resulted in longer response times to resolve customers' network service issues. As a result of consolidating key operational functions and organizations as part of the integration effort, the Company's operating environment became more complex in the first half of 2007.

During the second and third quarters, the Company implemented certain process and organizational changes that were expected to improve service activation times and allow it to achieve its previously forecasted revenue and Adjusted EBITDA growth. However these changes were not adequate to address the breadth of the problems encountered during the third quarter. As a result of these service activation and service management issues, the growth in Communications Services Revenue and Adjusted EBITDA was lower than expected for the full year 2007 and is expected to be lower than originally forecasted in 2007 for the full year 2008.

The Company has ongoing process and system development work that is being implemented as part of the integration efforts that is expected to address the service activation and service management issues described above as well as provide significant overall improvements to operations. The processes and systems under development remain largely on track with certain components deployed beginning in October 2007 and additional deployments scheduled through the end of 2008. While the operational benefits vary by each project, the Company expects to realize meaningful improvements in its operating environment during the second half of 2008. In addition, the Company is taking steps to improve its existing processes and systems to address the increase in service activation times and improve its service management. During the fourth quarter of 2007, the Company improved its provisioning capability by both increasing resources and through process improvement. The Company believes that its customers' experiences with Level 3 have improved and the Company continues to make process and organizational changes to improve its capabilities in 2008.

Level 3 has embarked on a strategy to expand its current metro presence. The strategy allows the Company to increasingly terminate traffic over its owned metro facilities rather than paying third parties to terminate the traffic. Level 3's ability to provide high-speed bandwidth directly to customer facilities is expected to be a competitive advantage. The Company intends to offer a broad range of services in these markets and concentrate its sales efforts on the bandwidth intensive businesses. The expansion into new metro markets should also provide additional opportunities to sell services on the Company's national and international networks. This metro strategy included the acquisitions of Progress Telecom, ICG Communications, TelCove and Looking Glass. As part of its metro strategy and as a result of the acquisition of TelCove in 2006 and Broadwing in 2007, the Company is also targeting enterprise customers directly through its Business Markets Group described in more detail below. With the acquisition of the CDN Business and Servecast in 2007, Level 3 embarked on a strategy to expand its content delivery network services in both the United States and Europe.

The change in the composition of the Company's revenue requires the Company to manage operating expenses carefully and concentrate its capital expenditures on those technologies and assets that enable the Company to develop its Core Communications Services further and replace the decline in revenue and earnings from Other Communications Services and SBC Contract Services.

In the third quarter of 2006, Level 3 announced the formation of four customer-facing groups to better serve the changing needs of customers in growing markets and drive growth across the organization:

- The Wholesale Markets Group services the communications needs of the largest national and global service providers, including carriers, cable companies, wireless companies, and voice service providers. These customers typically integrate Level 3 services into their own products and services to offer to their end user customers. Revenue from the Wholesale Markets Group represented 56% of Core Communications Services revenue for 2007.
- The Business Markets Group targets enterprise customers and regional carriers who value a local, professional sales force. Specific customer markets include small, medium, and large businesses, local and regional carriers, state and local government entities, and higher education institutions and consortia. Revenue from the Business Markets Group represented 26% of Core Communications Services revenue for 2007.
- The Content Markets Group focuses on serving media and content companies with large and growing bandwidth needs. Customers in this market include video distribution companies, providers of gaming, mega-portals, software service providers, social networking providers, as well as more traditional media distribution companies such as broadcasters, television networks and sports leagues. Revenue from the Content Markets Group represented 11% of Core Communications Service revenue for 2007.
- The European Markets Group serves large European consumers of bandwidth, including the European and international carriers, large system integrators, voice service providers, cable operators, Internet service providers, content providers, and government and education sectors. Revenue from the European Markets Group represented 7% of Core Communications Services revenue for 2007.

The Company believes that the alignment around customer markets should allow it to drive growth while enabling it to better focus on the needs of its customers. Beginning in 2008, the Company will disclose Core Communications Services revenue in dollars and as a percentage of total Core Communications Services revenue for each of its market groups, Wholesale, Business, Content and Europe.

In addition to the operational objectives mentioned above, the Company has also been focused on improving its liquidity and financial condition, including efforts to extend the maturity dates of certain debt and lowering the effective interest rate on its outstanding debt.

In January 2007, in two separate transactions, the Company completed the exchange of $605 million of outstanding principal of its 10% Convertible Senior Notes due 2011 for a total of 197 million shares of Level 3's common stock. The Company recognized a $177 million loss on the exchanges in the first quarter of 2007.

In February 2007, Level 3 Financing, Inc., a wholly owned subsidiary of Level 3 ("Level 3 Financing") issued $700 million of its 8.75% Senior Notes due 2017 and $300 million of its Floating Rate Senior Notes due 2015 and received net proceeds of $982 million. The proceeds from these private offerings were used to refinance certain Level 3 Financing debt and to fund the cost of construction, installation, acquisition, lease, development or improvement of other assets to be used in Level 3's communications business.

In March 2007, Level 3 Financing refinanced its senior secured credit agreement and received net proceeds of $1.382 billion. The proceeds from this transaction were used to repay the existing $730 million senior secured credit agreement and other debt. The effect of this transaction was to increase the amount of senior secured debt from $730 million to $1.4 billion, reduce the interest rate on that debt from the London Interbank Offering Rate ("LIBOR") plus 3.00% to LIBOR plus 2.25% and extend the final maturity from 2011 to 2014. The Company recognized a $10 million loss on the extinguishment of the existing $730 million Senior Secured Term Loan due 2011 due to recognition of the remaining unamortized debt issuance costs.

During the first quarter of 2007, the Company redeemed the entire outstanding principal of the following debt issuances totaling $722 million:

- $488 million of 12.875% Senior Notes due 2010 at a price equal to 102.146 of the principal amount;
- $96 million of 11.25% Senior Notes due 2010 at a price equal to 101.875 of the principal amount; and
- $138 million (€104 million) of 11.25% Senior Euro Notes due 2010 at a price equal to 101.875 of the principal amount.

Also during the first quarter of 2007, the respective issuers repurchased, through tender offers, $941 million of the outstanding principal amounts of the following debt issuances:

- $144 million of its outstanding Floating Rate Senior Notes due 2011 at a price equal to $1,080 per $1,000 principal amount of the notes, which included $1,050 as the tender offer consideration and $30 as a consent payment;
- $59 million of its outstanding 11% Senior Notes due 2008 at a price equal to $1,054.28 per $1,000 principal amount of the notes, which included $1,024.28 as the tender offer consideration and $30 as a consent payment;
- $677 million of its outstanding 11.5% Senior Notes due 2010 at a price equal to $1,115.26 per $1,000 principal amount of the notes, which included $1,085.26 as the tender offer consideration and $30 as a consent payment; and
- $61 million (€46 million) of its outstanding 10.75% Senior Euro Notes due 2008 at a price equal to €1,061.45 per €1,000 principal amount of the notes, which included €1,031.45 as the tender offer consideration and €30 as a consent payment.

The Company recognized a $240 million loss associated with the redemptions and repurchases in the first quarter of 2007. The cash portion of the loss on redemptions and tenders totaled $165 million and the remaining $75 million consisted of unamortized debt issuance costs and unamortized discounts.

In the first quarter of 2007, for total cash consideration of $106 million and equity consideration of 17 million shares of common stock (valued at $97 million) all of Broadwing's outstanding $180 million aggregate principal amount of 3.125% Convertible Senior Debentures due 2026 were retired. These debentures were issued by Broadwing prior to Level 3's acquisition of Broadwing on January 3, 2007. There was no gain or loss recognized due to the fact that, under purchase accounting, the liability for the notes was valued at the total cost to retire the obligation.

The Company will continue to look for opportunities to improve its financial position and focus its resources on growing revenue and managing costs for the communications business.

Coal Mining

Level 3, through its two 50% owned joint-venture surface mines in Montana and Wyoming, sells coal primarily through long-term contracts with public utilities. The long-term contracts for the delivery of coal establish the price, volume, and quality requirements of the coal to be delivered. Revenue under these and other contracts is recognized when coal is shipped to the customer.

Information Services

On November 30, 2005, the Company sold its wholly owned subsidiary, (*i*)Structure, LLC, which provided computer outsourcing services primarily to small and medium-sized businesses. The Company also completed the disposition of its remaining subsidiary in the information services business, Software Spectrum, Inc. on September 7, 2006. The results of operations and financial position for (*i*)Structure and Software Spectrum are reflected as discontinued operations for all periods presented in this report.

Critical Accounting Policies

The Company has identified the policies below as critical to its business operations and the understanding of its results of operations. The effect of any associated risks related to these policies on the Company's business operations is discussed throughout this Management's Discussion and Analysis of Financial Condition and Results of Operations where these policies affect the Company's reported and expected financial results.

Revenue

Revenue for communications services, including voice, private line, wavelengths, colocation, Internet access, managed modem, data services, video and dark fiber revenue is recognized monthly as the services are provided. Communications services are provided either on a usage basis, which can vary period to period, or at a contractually committed amount.

Reciprocal compensation revenue is recognized when an interconnection agreement is in place with another carrier, or if an agreement has expired, when the parties have agreed to continue operating under the previous agreement until a new agreement is negotiated and executed; or at rates mandated by the FCC. Periodically, the Company will receive payment for reciprocal compensation services in excess of FCC rates and before an agreement is in place. These amounts are included in other current liabilities on the consolidated balance sheet until a final agreement has been reached and the necessary regulatory approvals have been received at which time the reciprocal compensation revenue is recognized. These amounts were insignificant to the Company in 2007 and 2006.

Revenue attributable to leases of dark fiber pursuant to indefeasible rights-of-use agreements ("IRUs") that qualify for sales-type lease accounting, and were entered into prior to June 30, 1999, was recognized at the time of delivery and acceptance of the fiber by the customer. Certain sale and long-term IRU agreements of dark fiber and capacity entered into after June 30, 1999, are required to be accounted for in the same manner as sales of real estate with property improvements or integral equipment. This accounting treatment results in the deferral of revenue for the cash that has been received and the recognition of revenue ratably over the term of the agreement (currently up to 20 years).

Termination revenue is recognized when a customer disconnects service prior to the end of the contract period, for which Level 3 had previously received consideration and for which revenue recognition was deferred. Termination revenue is also recognized when customers make termination penalty payments to Level 3 to settle contractually committed purchase amounts that the customer no longer expects to meet or when a customer and Level 3 renegotiate a contract under which Level 3 is no longer obligated to provide product or services for consideration previously received and for which revenue recognition has been deferred. Termination revenue is reported in the same manner as the original product or service provided.

Accounting practice and guidance with respect to the accounting treatment of revenue continues to evolve. Any changes in the accounting treatment could affect the manner in which the Company accounts for revenue within its communications and coal businesses.

Non-Cash Compensation

The Company adopted SFAS No. 123R, "Share-Based Payment" ("SFAS No. 123R") effective January 1, 2006. SFAS No. 123R requires that compensation cost relating to share-based payment transactions be recognized in the financial statements based on the fair value of equity or liability instruments issued. The Company adopted the expense recognition provisions of SFAS No. 123, "Accounting for Stock-Based Compensation" ("SFAS No. 123"), in 1998. Therefore, the effect of applying the change from the original provisions of SFAS No. 123 on the Company's financial position or results of operations was insignificant. Although the recognition of the value of the instruments results in compensation or professional expenses in an entity's financial statements, the expense differs from other compensation and professional expenses in that these charges, though generally permitted to be settled in cash, are typically settled through the issuance of common stock, which would have a dilutive effect upon earnings per share, if and when such options are exercised. The determination of the estimated fair value used to record the compensation or professional expenses associated with the equity or liability instruments issued requires management to make a number of assumptions and estimates that can change or fluctuate over time.

Long-Lived Assets

Property, plant and equipment is stated at cost, reduced by provisions to recognize economic impairment in value when management determines that events have occurred that require an analysis of potential impairment. Costs associated directly with network expansions and the development of business support systems, primarily employee-related costs, are capitalized. The Company capitalized $102 million, $72 million and $51 million of cost, primarily direct labor and related employee benefits, in 2007, 2006 and 2005, respectively.

Intercity network segments, gateway facilities, local networks and operating equipment that have been placed in service are being depreciated over their estimated useful lives, primarily ranging from 2-40 years. The total cost of a business support system is amortized over a useful life of three years. The useful lives of the Company's assets are estimates and actual in-service periods for specific assets could differ significantly from these estimates. Due to changes in technology and the competitive environment, these estimates require a significant amount of judgment. Management monitors and evaluates these estimates on an annual basis or as circumstances change that may indicate a change in estimate is required. During 2006 the Company extended the useful lives of its existing fiber assets from seven to 12 years, its existing transmission equipment from five to seven years and its existing IP equipment from three to four years.

The Company at least annually, or as events or circumstances change that could affect the recoverability of the carrying value of its long-lived assets, conducts a comprehensive review of the carrying value of its assets to determine if the carrying amount of the assets are recoverable in accordance with SFAS No. 144. This review requires the identification of the lowest level of identifiable cash flows for purposes of grouping assets subject to review. The estimate of undiscounted cash flows includes long-term forecasts of revenue growth, gross margins and capital expenditures. All of these items require significant judgment and assumptions. An impairment loss may exist when the estimated undiscounted cash flows attributable to the assets are less than their carrying amount. If an asset is deemed to be impaired, the amount of the impairment loss recognized represents the excess of the long-lived asset's carrying value as compared to its estimated fair value, based on management's assumptions and projections.

The Company assessed its communications long-lived assets for impairment in the fourth quarter of 2007, and determined that an impairment charge was not required. The communications network includes network equipment, fiber, multiple conduits, customer premise equipment and colocation facilities. The impairment analysis is based on a long-term cash flow forecast to assess the recovery of the communications assets over their estimated useful lives.

Level 3 also assesses the carrying value of goodwill on an annual basis in accordance with SFAS No. 142 "Goodwill and Other Intangible Assets." (SFAS No. 142). The carrying value of the reporting unit is compared to its fair value. If the fair value does not exceed the carrying value of the reporting unit, an analysis is performed to determine if an impairment charge should be recorded. The Company also evaluates intangible assets with indefinite lives individually on an annual basis, or as events or circumstances change that could affect the recoverability of the carrying value of the asset, in accordance with SFAS No. 142. The Company did not record charges for the impairment of long-lived assets or goodwill in 2007, 2006 or 2005.

Management's estimate of the future cash flows attributable to its long-lived assets and the fair value of its businesses involve significant uncertainty. Those estimates are based on management's assumptions of future results, growth trends and industry conditions. The impairment analysis of long-lived assets also requires management to make certain subjective assumptions and estimates regarding the expected future use of certain additional conduits evaluated for impairment separately from the network asset group. Management will continue to assess the Company's assets for impairment as events occur or as industry conditions warrant. Given the significant uncertainty, judgment and assumptions involved in developing the estimates of future cash flows and the number of years of remaining useful life of certain of the Company's assets, it is possible that the Company may determine that an impairment charge is required in the future due to changes in these assumptions and estimates.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. The most critical estimates and assumptions are made in determining the allowance for doubtful accounts, revenue reserves, recovery of long-lived assets, useful lives of long-lived assets, accruals for estimated tax and legal liabilities, cost of revenue disputes for communications services, unfavorable contracts recognized in purchase accounting and asset retirement obligations. Actual results could differ from those estimates and assumptions.

Recently Issued Accounting Pronouncements

In June 2006, the Financial Accounting Standards Board ("FASB") issued Interpretation No. 48, "Accounting for Uncertainty in Income Taxes—An Interpretation of FASB Statement No. 109" ("FIN No. 48"), which was effective for Level 3 starting January 1, 2007. FIN No. 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with FASB Statement No. 109, "Accounting for Income Taxes". FIN No. 48 also prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return that results in a tax benefit. Additionally, FIN No. 48 provides guidance on de-recognition, income statement classification of interest and penalties, accounting in interim periods and disclosure. The Company's policy is to recognize interest and penalty expense associated with uncertain tax positions as a component of income tax expense in the consolidated statements of operations. The adoption of FIN No. 48 did not have an effect on the Company's consolidated results of operations or financial condition as of and for the year ended December 31, 2007.

In June 2006, the FASB ratified the consensus on EITF Issue No. 06-3, "How Taxes Collected from Customers and Remitted to Governmental Authorities Should Be Presented in the Income Statement" ("EITF No. 06-3"), which was effective for Level 3 starting January 1, 2007. The scope of EITF No. 06-3 includes any tax assessed by a governmental authority that is directly imposed on a revenue-producing transaction between a seller and a customer and may include, but is not limited to, sales, use, value added, Universal Service Fund ("USF") contributions and some excise taxes. The Task Force concluded that entities should present these taxes in the income statement on either a gross or a net basis, based on their accounting policy, which should be disclosed pursuant to APB Opinion No. 22, "Disclosure of Accounting Policies". If such taxes are significant and are presented on a gross basis, the amounts of those taxes should be disclosed. The Company records USF contributions on a gross basis in its consolidated statements of operations, but records sales, use, value added and excise taxes billed to its customers on a net basis in its consolidated statements of operations. Communications revenue on the consolidated statements of operations includes USF contributions totaling $45 million, $19 million and $7 million for the years ended December 31, 2007, 2006 and 2005, respectively. The adoption of EITF No. 06-3 did not have a material effect on the Company's consolidated results of operations or financial condition for year ended December 31, 2007, as the policy followed was consistent before and after adoption.

In September 2006, the FASB issued Statements of Financial Accounting Standards ("SFAS") No. 157, "Fair Value Measurements" ("SFAS No. 157"), which defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. SFAS No. 157 does not require any new fair value measurements, but provides guidance on how to measure fair value by providing a fair value hierarchy used to classify the source of the information. This statement is effective for fiscal years beginning after November 15, 2007 and interim periods within that fiscal year. The adoption of SFAS No. 157 is not expected to have a material effect on the Company's consolidated results of operations or financial condition upon adoption on January 1, 2008.

In December 2007, the FASB issued SFAS No. 141 (Revised 2007), "Business Combinations" ("SFAS No. 141R"), which replaces SFAS No. 141, "Business Combinations." SFAS No.141R retains the underlying concepts of SFAS No. 141 in that all business combinations are still required to be accounted for at fair value under the acquisition method of accounting, but SFAS No. 141R will significantly change the accounting for business combinations. Under SFAS 141R, an acquiring entity will be required to recognize all the assets acquired and liabilities assumed in a transaction at the acquisition-date fair value with limited exceptions. SFAS No. 141R will change the accounting treatment for certain specific acquisition related items including: (1) expensing acquisition related costs as incurred; (2) expensing changes in deferred tax asset valuation allowances and income tax uncertainties after the acquisition date; (3) valuing noncontrolling interests at fair value at the acquisition date; and (4) expensing restructuring costs associated with an acquired business. SFAS No. 141R also includes a substantial number of new disclosure requirements. SFAS No. 141R is to be applied prospectively to business combinations for which the acquisition date is on or after January 1, 2009.

In December 2007, the FASB issued SFAS No. 160, "Noncontrolling Interests in Consolidated Financial Statements" ("SFAS No. 160"). SFAS No.160 requires noncontrolling interests, previously referred to as minority interests, to be treated as a separate component of equity, not as a liability or other item outside of permanent equity and applies to the accounting for noncontrolling interests and transactions with noncontrolling interest holders in consolidated financial statements. SFAS No. 160 will be applied prospectively to all noncontrolling interests, including any that arose before the effective date except that comparative period information must be restated to classify noncontrolling interests in equity, attributed net income and other comprehensive income to noncontrolling interests, and provide other disclosures required by SFAS No. 160. This statement is effective for the Company beginning January 1, 2009. The Company is currently assessing the potential effect that the adoption of SFAS No. 160 will have on its consolidated results of operations or financial condition.

Results of Operations 2007 vs. 2006

(dollars in millions)	Years Ended December 31, 2007	Years Ended December 31, 2006	Change %
Revenue:			
Communications	$ 4,199	$3,311	27%
Coal mining	70	67	4%
Total revenue	4,269	3,378	26%
Costs and Expenses: (exclusive of depreciation and amortization shown separately below)			
Cost of revenue:			
Communications	1,769	1,460	21%
Coal mining	64	57	12%
Cost of revenue	1,833	1,517	21%
Depreciation and amortization	942	730	29%
Selling, general and administrative	1,723	1,258	37%
Restructuring and non-cash impairment charges	12	13	(8)%
Total costs and expenses	4,510	3,518	28%
Operating Loss	(241)	(140)	(72)%
Other Income (Expense):			
Interest income	54	64	(16)%
Interest expense	(577)	(648)	11%
Loss on extinguishment of debt, net	(427)	(83)	(414)%
Other, net	55	19	189%
Total other income (expense)	(895)	(648)	(38)%
Loss from Continuing Operations Before Income Taxes	(1,136)	(788)	(44)%
Income Tax Benefit (Expense)	22	(2)	1,200%
Loss from Continuing Operations	(1,114)	(790)	(41)%
Income from Discontinued Operations	—	46	(100)%
Net Loss	$(1,114)	$ (744)	(50)%

Communications Revenue is separated into three categories:

- Core Communications Services (including Transport and Infrastructure services, IP and Data services, Voice services and Level 3 Vyvx services);
- Other Communications Services (including Managed Modem and its related reciprocal compensation and legacy Managed IP services); and
- SBC Contract Services.

Revenue attributable to these service categories is provided in the following table:

(dollars in millions)	Year Ended December 31, 2007	Year Ended December 31, 2006	Change %
Core Communications Services:			
Transport and Infrastructure	$1,716	$1,014	69%
IP and Data	584	301	94%
Voice	1,182	536	121%
Level 3 Vyvx	140	122	15%
	3,622	1,973	84%
Other Communications Services:			
Managed Modem	179	286	(37)%
Reciprocal Compensation	73	102	(28)%
Managed IP	22	57	(61)%
	274	445	(38)%
SBC Contract Services	303	893	(66)%
Total Communications Revenue	$4,199	$3,311	27%

The 84% increase in Core Communications Services revenue for 2007 compared to 2006 is due to growth in the Company's revenue from existing services, as well as revenue from the Progress Telecom, ICG Communications, TelCove, Looking Glass, Broadwing, CDN Business and Servecast acquisitions. The Company purchased Progress Telecom in March 2006, ICG Communications in May 2006, TelCove in July 2006 and Looking Glass in August 2006. The Company purchased Broadwing and the CDN Business in January 2007 and Servecast in July 2007. From a financial reporting perspective, the Company integrated into the Level 3 business the operations of WilTel, Progress Telecom, ICG Communications, TelCove and Looking Glass in 2006, and Broadwing and the CDN Business in the first half of 2007. As a result, separate revenue information by revenue category for these acquired companies is no longer reported other than for the SBC Contract Services revenue acquired from WilTel.

As described earlier, the growth in Core Communications Services revenue was lower than expected during the second, third and fourth quarters of 2007 as a result of an increase in service activation times and challenges in service management processes. Service activation times increased during the second and third quarters as a result of the following issues.

- Continuing to use the multiple order entry and provisioning systems and processes that were operated by the acquired companies to provision end-to-end services.
- Insufficient training on the multiple systems for employees performing service activation functions.
- Lack of sufficient staffing levels in some service activation areas.
- Identifying and fixing service activation throughput issues was challenging as a result of decentralizing service activation functions across the customer facing groups in the third quarter of 2006.

The Company has ongoing process and systems development work that is being implemented as part of the integration efforts that is expected to address the service activation and service management issues described above and provide significant overall improvements to operations. The processes and systems under development remain largely on track with certain components deployed beginning in October 2007 and additional deployments scheduled through the end of 2008. While the operational benefits vary by each project, the Company expects to realize meaningful improvements in its operating environment during the second half of 2008. In addition, the Company is taking steps to improve its existing processes and systems to address the increase in service activation times and improve its service management. With respect to the latter, the Company has seen improvements in its service response times in the fourth quarter of 2007 and expects to see further improvements in the future.

Transport and infrastructure revenue increased 69% for 2007 compared to 2006. The increase was the result of growth in existing services and the recognition of a full year of revenue in 2007 for Progress Telecom, ICG Communications, TelCove and Looking Glass acquisitions completed in 2006, as well as the revenue from the Broadwing acquisition completed in January 2007. Increased demand in the cable and wireless market segments for complex nationwide solutions and colocation capacity in large markets contributed to the revenue growth in existing services in 2007 as compared to 2006.

IP and data revenue increased 94% for 2007 compared to 2006. The increase was the result of growth in existing services and the recognition of a full year of revenue in 2007 for Progress Telecom, ICG Communications, TelCove and Looking Glass acquisitions completed in 2006, as well as a full year of revenue from the Broadwing acquisition completed in early January 2007. IP and data revenue also increased in 2007 as a result of the CDN Business acquisition completed in January 2007 and the Servecast acquisition completed in July 2007. IP and data revenue also increased due to traffic growth in North America from new and existing customers that exceeded the rate of price compression experienced in 2007. During the second quarter of 2007, the Company also implemented new, reduced pricing under the terms of a contract renewal for its largest IP and data customer which partially offset the overall growth of IP and data revenue in the last half of 2007. Continued revenue growth in the Company's VPN service also contributed to the increase in IP and data revenue during 2007.

Level 3's voice revenue increased 121% for 2007 compared to 2006. The increase is primarily attributable to the operations acquired in the TelCove and Broadwing acquisitions, particularly domestic and international voice termination services, and growth in Level 3's existing wholesale and VoIP-related services including voice termination, local inbound, enhanced local and toll free services.

Level 3 Vyvx revenue increased 15% for 2007 compared to 2006. The increase was a result of an increase in advertising distribution revenue and the continued demand for high-definition broadcast services in sports, news and entertainment.

Core Communications Services revenue for 2007 and 2006 includes $8 million and $9 million of termination revenue, respectively. The Company expects to recognize termination revenue in the future if customers desire to renegotiate contracts or are required to terminate service. The Company is not able to estimate the specific value of these types of transactions until they occur, but does not currently expect to recognize significant termination revenue for the foreseeable future.

Managed modem revenue declined 37% to $179 million for 2007 compared to 2006 as a result of the continued migration from narrow band dial-up services to higher speed broadband services by end user customers, especially in large metropolitan areas. This change has resulted in a decline in the demand for managed modem ports. In addition to the port cancellation provisions, the contracts with America Online contain market-pricing provisions that have the effect of lowering revenue as Level 3 is obligated to provide America Online a reduced per port rate if Level 3 offers another customer better pricing for a lower volume of comparable services. The declines in managed modem revenue from America Online have been partially offset by increases in market share as a result of certain competitors exiting segments of the managed modem business in the first half of 2007. The Company expects managed modem revenue to continue to decline in the future primarily due to an increase in the number of subscribers migrating to broadband services and potential pricing concessions as contracts are renewed.

Reciprocal compensation revenue from managed modem services declined 28% to $73 million for 2007 compared to 2006 as a result of the continuing decline in demand for managed modem services. The Company has historically earned the majority of its reciprocal compensation revenue from managed modem services. Level 3 has interconnection agreements in place for the majority of traffic subject to reciprocal compensation. The majority of the Company's interconnection agreements provided rate structures through 2007. Level 3 continues to negotiate new interconnection agreements or amendments to its existing interconnection agreements with local carriers. As a result of the Company's acquisitions of WilTel, TelCove and Broadwing, the Company has started to generate a portion of its reciprocal compensation revenue from voice services. For the full year ending December 31, 2007, the Company recognized $26 million of reciprocal compensation revenue earned from voice services, which are included in Core Communications Services revenue. To the extent that the Company is unable to sign new interconnection agreements or signs new agreements containing lower rates, or there is a significant decline in the Company's managed modem dial-up business, or FCC or state regulations change such that carriers are not required to compensate other carriers for terminating ISP-bound traffic, reciprocal compensation revenue may decline significantly over time.

Managed IP services revenue declined 61% to $22 million for 2007 compared to 2006. As discussed earlier, to date the Company has not invested in this service and the decline in revenue is attributable to the disconnection of service by existing customers. The Company's legacy managed IP services business consists primarily of a business that was acquired in 2003. The Company expects this trend to continue in 2008.

SBC Contract Services revenue decreased 66% to $303 million for 2007 compared to 2006 as expected due to the migration of the SBC traffic to the AT&T network. The SBC Contract Services agreement was obtained in December 2005 as part of the WilTel acquisition. Under the terms of the agreement, SBC has gross margin purchase commitments through 2009. SBC fully satisfied the $335 million gross margin purchase commitment for the period from December 2005 through December 2007 during the third quarter of 2007. As a result of satisfying the initial gross margin purchase commitment, SBC's purchases of services that exceed the original $335 million gross margin purchase commitment now count toward the $75 million gross margin purchase commitment for the period from January 2008 through the end of 2009. As of December 31, 2007, SBC had satisfied $39 million of the $75 million gross margin purchase commitment. Level 3 expects that, based on SBC's current level of spending, the remaining $36 million of gross margin purchase commitment will be satisfied by SBC in the first half of 2008.

Additionally, the SBC Contract Services Agreement provided for the payment of $50 million from SBC if certain performance criteria were met by Level 3. The Company met the required performance criteria and recorded annual revenue of $25 million in both 2006 and 2007 under the agreement. Of the annual amounts, 50% was based on monthly performance criteria and the remaining 50% was based on performance criteria for the full year. The Company is no longer eligible for performance bonuses under the SBC Contract Services agreement after December 31, 2007. The Company expects SBC revenue to continue to decline in 2008. However, SBC must still comply with the minimum gross margin commitments under the terms of the contract unless satisfied sooner.

Beginning in the first quarter of 2008, the Company will change the way it reports Core Communications Services revenue and will aggregate revenue from Transport and Infrastructure, IP and Data, non-wholesale Voice and Level 3 Vyvx services and report those results as Core Network Services revenue. Domestic voice termination, international voice termination and toll free services will be totaled and reported as Wholesale Voice Services revenue. Using this categorization, quarterly and full year 2007 Communications Services revenue would have been reported as shown in the table below:

(dollars in millions)	Quarter Ended				Year Ended
	March 31, 2007	June 30, 2007	September 30, 2007	December 31, 2007	December 31, 2007
Communications Services Revenue:					
Core Network Services	$ 720	$ 735	$ 756	$ 783	$2,994
Wholesale Voice Services	150	153	153	172	628
Total Core Communications Services	870	888	909	955	3,622
Other Communications Services	84	71	63	56	274
SBC Contract Services	83	76	71	73	303
Total Communications Services Revenue	$1,037	$1,035	$1,043	$1,084	$4,199

Core Network Services revenue represents higher margin services and Wholesale Voice Services represents lower margin services. The Company believes that given the increasing substitutability between Transport and Infrastructure services and IP and Data services, trends in the communications business are best gauged looking at revenue trends in Core Network Services.

Coal mining revenue increased 4% to $70 million in 2007 compared to 2006. The increase was attributable to an increase in the tons of coal sold from the Black Butte mine, partially offset by a decrease in the tons of coal sold from the Decker mine. Overall, the price per ton for coal from both mines was up slightly in 2007 compared to 2006.

Cost of Revenue for the communications business, as a percentage of revenue, for 2007 and 2006 was 42% and 44%, respectively. The decrease in the 2007 cost of revenue, as a percentage of revenue, is primarily attributable to the continued decrease in SBC Contract Services revenue from 2006 to 2007. The margins for SBC Contract Services revenue are lower than the margins earned on other components included in Core and Other Communications Services revenue. Also contributing to the decrease in 2007 cost of revenue, as a percentage of revenue, are cost of revenue synergy savings that have been achieved as a result of acquisition integration efforts. The Company believes that cost of revenue synergy savings of $80 million on an annualized basis have been achieved through integration efforts in 2007. The Company expects cost of revenue for the communications business, as a percentage of revenue, to decrease slightly in 2008 as compared to 2007.

Coal mining cost of revenue, as a percentage of revenue, increased to 91% for 2007 compared to 85% in 2006. The increase in cost of revenue, as a percentage of revenue, in 2007 as compared to 2006 was due to planned equipment maintenance costs at one mine and higher costs related to overburden removal at another mine.

Depreciation and Amortization expense increased 29% to $942 million for 2007 compared to 2006. The increase is primarily attributable to the increased depreciation and amortization expense recognized on communications tangible and intangible assets that were acquired through acquisitions completed in 2006 and 2007, as well as depreciation expense on the approximately $241 million increase in capital expenditures for 2007 compared to 2006.

In addition, during the second quarter of 2007, the Company reviewed and adjusted the estimated useful lives used for amortization of customer-related intangible assets for the ICG Communications, TelCove and Looking Glass acquisitions effective June 1, 2007. This resulted in increased amortization expense of $9 million during the year ended December 31, 2007.

During the fourth quarter of 2007, the Company finalized the purchase price allocation for the Broadwing acquisition which resulted in reduced amortization expense related to intangible assets for the Broadwing acquisition from the date of acquisition totaling approximately $18 million, as compared to the total amortization expense that would have been recognized for 2007 prior to the change in the valuation of the intangible assets.

The increase in depreciation expense for 2007 was partially offset by a $44 million decrease in depreciation expense compared to the same period in 2006 attributable to the increase in estimated useful lives for network fiber and IP and transmission equipment implemented in the second and third quarters of 2006.

The Company expects depreciation and amortization expense to decrease in 2008 to a range of $880 million to $920 million compared to 2007 due to the offsetting effects of increased depreciation expense on incremental capital expenditures, overall reduced amortization expense on intangible assets as a result of the useful lives changes and valuation changes described above and reduced depreciation and amortization expense associated with shorter-lived tangible and intangible communications assets that were placed in service in prior years that are expected to become fully depreciated or amortized in 2008.

Selling, General and Administrative expenses increased 37% to $1.723 billion in 2007 compared to 2006. This increase is primarily attributable to the expenses associated with the operations acquired in the Progress Telecom, ICG Communications, TelCove and Looking Glass transactions during 2006; the Broadwing and CDN Business transactions in January 2007; and the Servecast transaction in July 2007. Specifically, increases in compensation, bonus and employee related costs, network related costs and facility-based expenses all contributed to the increase in selling, general and administrative expenses in 2007. Offsetting the increases discussed above were selling, general and administrative expense synergy savings that have been achieved as a result of acquisition integration efforts. As of the end of 2007, the Company believes that it has achieved annualized run rate synergies in selling, general and administrative expenses totaling approximately $105 million. Also offsetting the increase in selling, general and administrative expenses in 2007 compared to 2006 was a reduction in incentive-based compensation expense of $32 million as a result of lower than expected financial performance in 2007.

Selling, general and administrative expenses for 2006 included a $7 million property tax benefit related to the Company's facilities in the United Kingdom.

Included in selling, general and administrative expenses for 2007 and 2006 were $122 million and $84 million, respectively, of non-cash stock-based compensation expense related to grants of outperform stock options and restricted stock units and restricted stock shares. The increase in non-cash compensation expense in 2007 compared to 2006, is due to an increase in the number of restricted stock units and restricted stock shares issued to employees as a result of an increase in the number of employees eligible in 2007 compared to 2006, an increase in the 401(k) employee match and annual discretionary grant made to the 401(k) plan and an increase in non-cash compensation expense for those employees eligible for accelerated vesting of stock awards at retirement; with the overall increase partially offset by a reduction in the number of outperform stock options and units issued in 2007 compared to 2006. The number of employees eligible to participate in the Company's stock-based long-term incentive plan increased significantly from 2006 to 2007 as a result of the employees of acquired companies becoming eligible to participate in the long-term incentive plan at the beginning of 2007.

In 2007, the Company recognized additional non-cash stock-based compensation expense totaling approximately $11 million for those employees eligible for accelerated vesting of stock awards at retirement. The Company provides accelerated vesting of stock awards at the date an employee retires if the employee meets certain age and years of service requirements and certain other requirements. Under SFAS No. 123R, the fair value of stock-based employee awards are expensed over the minimum service period, which is from the grant date to the earliest vesting date. Therefore, the Company is required to fully expense at the grant date the value of stock awards made to those employees that already meet both the age and years of service requirements for accelerated vesting at retirement at the date of grant. If the employee will meet the age and years of service requirements for accelerated vesting at retirement sooner than the normal vesting period for the stock awards, then the Company is required to use that shorter period for recognition of the non-cash compensation expense associated with the grant.

Included in the 2006 non-cash compensation expense of $84 million was $6 million related to the revaluation of the October 2005 and January 2006 grants using May 15, 2006 as the revised grant date, in accordance with SFAS No. 123R. As stated in the Company's proxy materials for its 2006 Annual Meeting of Stockholders, over the course of the years since April 1, 1998, the compensation committee of the Company's Board of Directors had administered the 1995 Stock Plan under the belief that the action of the Company's Board of Directors to amend and restate that plan effective April 1, 1998 had the effect of extending the original term of the Plan to April 1, 2008. After a further review of the terms of the plan, however, the compensation committee determined that an ambiguity could exist as to the date of the expiration of the plan. To remove any ambiguity, the Board of Directors sought the approval of the Company's stockholders to amend the plan to extend the term of the plan by five years to September 25, 2010. This approval was obtained at the 2006 Annual Meeting of Stockholders held on May 15, 2006.

After taking into account the $6 million increase in 2006 non-cash compensation expense for the grants revalued using a May 15, 2006 grant date and the $11 million increase in 2007 non-cash compensation expense for the employees that are eligible for accelerated vesting at retirement as discussed above, non-cash compensation increased $33 million for 2007 compared to 2006.

As part of a comprehensive review of its long-term compensation program completed in the first quarter of 2007, beginning with awards made on or after April 1, 2007, outperform stock options ("OSO") units are awarded monthly to employees in mid-management level and higher positions, have a three year life, will vest 100% on the third anniversary of the date of the award and will fully settle in net shares on that date. OSO units awarded beginning April 1, 2007 have exercise prices and are valued for non-cash compensation purposes based on the closing price of Level 3 common stock on the last day of each month. Recipients have no discretion on the timing to exercise OSO units granted on or after April 1, 2007, thus the expected life of all such OSO units is three years.

The Company expects selling, general and administrative expenses to decrease in 2008 on an overall basis compared to 2007. The expected reduction in overall 2008 selling, general and administrative expenses is a result of reduced selling, general and administrative expenses for integration activities, reductions in headcount related to continuing integration activities and the deployment of improved business processes and systems during 2008, offset by an increase in incentive-based compensation compared to 2007.

Restructuring and Non-Cash Impairment Charges declined 8% to $12 million in 2007 compared to 2006. The Company recognized severance charges of $11 million in 2007 and $5 million in 2006, related to workforce reductions in the communications business in North America. The workforce reductions completed in 2007 were primarily related to the integration of companies acquired by Level 3 in 2006 and January 2007. As of December 31, 2007, the Company had remaining obligations of approximately $4 million.

The Company recognized non-cash impairment charges of $1 million and $8 million in 2007 and 2006, respectively. The non-cash impairment charge of $1 million in 2007 and $4 million of the 2006 charge were primarily related to previously capitalized costs of certain information technology development projects no longer used by the Company. The costs incurred for these projects, including capitalized labor, were impaired as the Company did not expect to utilize the assets in the future. The remaining $4 million non-cash impairment charge in 2006 was related to excess land of the communications business deemed available for sale in Germany. This charge resulted from the difference between the recorded carrying value and the estimated market value of the land. During the third quarter of 2007, the Company reclassified the excess land in Germany to property, plant and equipment due to the fact the land had not been sold and was no longer being actively marketed for sale.

The Company expects to continue to record restructuring charges in 2008 in connection with the continued integration of businesses acquired in 2006 and 2007 and as a result of the deployment of improved business processes and systems during 2008 that should result in reduced headcount.

The Company continues to periodically conduct comprehensive reviews of the long-lived assets of its businesses, specifically communication assets deployed along its intercity and metro networks and in its gateway facilities. It is possible that assets may be identified as impaired and impairment charges may be recorded to reflect the realizable value of these assets in future periods.

Adjusted EBITDA, as defined by the Company, is net income (loss) from the consolidated statements of operations before (1) gain (loss) from discontinued operations, (2) income taxes, (3) total other income (expense), (4) non-cash impairment charges included within restructuring and impairment charges as reported in the consolidated statements of operations, (5) depreciation and amortization and (6) non-cash stock compensation expense included within selling, general and administrative expenses on the consolidated statements of operations.

Adjusted EBITDA is not a measurement under accounting principles generally accepted in the United States and may not be used by other companies. Management believes that Adjusted EBITDA is an important part of the Company's internal reporting and is a key measure used by management to evaluate profitability and operating performance of the Company and to make resource allocation decisions. Management believes such measures are especially important in a capital-intensive industry such as telecommunications. Management also uses Adjusted EBITDA to compare the Company's performance to that of its competitors. Management uses Adjusted EBITDA to eliminate certain non-cash and non-operating items in order to consistently measure from period to period its ability to fund capital expenditures, fund growth, service debt and determine bonuses.

Adjusted EBITDA excludes non-cash impairment charges and non-cash stock compensation expense because of the non-cash nature of these items. Adjusted EBITDA also excludes interest income, interest expense, income taxes and gain (loss) on extinguishment of debt because these items are associated with the Company's capitalization and tax structures. Adjusted EBITDA also excludes depreciation and amortization expense because these non-cash expenses reflect the impact of capital investments which management believes should be evaluated through consolidated free cash flow. Adjusted EBITDA excludes total other income (expense) because these items are not related to the primary operations of the Company.

There are limitations to using non-GAAP financial measures, including the difficulty associated with comparing companies that use similar performance measures whose calculations may differ from the Company's calculations. Additionally, this financial measure does not include certain significant items such as interest income, interest expense, income taxes, depreciation and amortization, non-cash impairment charges, non-cash stock compensation expense, gain (loss) on early extinguishment of debt and total other income (expense). Adjusted EBITDA should not be considered a substitute for other measures of financial performance reported in accordance with GAAP.

Note 19 of the consolidated financial statements provides a reconciliation of net income (loss) to Adjusted EBITDA for each of the Company's operating segments.

Adjusted EBITDA for the communications business was $823 million and $677 million in 2007 and 2006, respectively. The increase is primarily attributable to the Adjusted EBITDA contribution from the operations acquired in the Progress Telecom, ICG Communications, TelCove, Looking Glass, Broadwing, CDN Business and Servecast acquisitions, growth in the Company's Core Communications Services revenue and the benefits of cost of revenue and operating expense synergies realized in 2007 from integration activities, partially offset by declines in other communications services revenue, SBC Contract Services revenue and costs of integration incurred during 2007 as compared to 2006.

Adjusted EBITDA for the coal mining business decreased to $5 million in 2007 from $8 million in 2006. The decrease is primarily attributable to an increase in the amount of coal sold from the Black Butte mine which has higher stripping ratios that result in higher overall costs and a planned increase in maintenance costs for mining equipment in 2007.

The Company expects Adjusted EBITDA to increase in 2008 compared to 2007 to a range of $950 million to $1.1 billion. The expected increase in Adjusted EBITDA is based on continued growth in Core Communications Services revenue; expected improvements in service delivery times, and the benefit of integration synergies in cost of revenue and selling, general and administrative expenses realized from the Broadwing acquisition.

Interest Income decreased 16% to $54 million in 2007 compared to 2006. The decrease in interest income was primarily due to a decrease in the average invested balance partially offset by an increase in the average return on the portfolio. The Company's average return on its portfolio increased to 4.8% in 2007 compared to 4.3% in 2006. The average portfolio balance decreased to $1.0 billion in 2007 compared to $1.5 billion in 2006.

Pending the utilization of cash and cash equivalents, the Company invests its funds primarily in government and government agency securities, money market funds and commercial paper. The investment strategy generally provides lower yields on the funds than would be obtained on alternative investments, but reduces the risk to principal in the short term prior to these funds being used in the Company's business.

Interest Expense decreased 11% to $577 million in 2007 compared to 2006. Interest expense decreased primarily as a result of the refinancing activities that were completed by the Company in the first quarter of 2007. The overall reduction in interest expense is a result of the offsetting interest expense effects attributable to the following debt issuances, debt for equity exchanges, debt redemptions and debt repurchase transactions.

Interest expense increased as a result of the following debt issuances:

- $1.250 billion of 9.25% Senior Notes due 2014 issued in October and December 2006;
- $1 billion of Senior Notes issued in February 2007 consisting of $700 million of 8.75% Senior Notes due 2017 and $300 million of Floating Rate Senior Notes due 2015; and
- $1.4 billion Senior Secured Term Loan due 2014 entered into in March 2007 to refinance the previously existing $730 million Senior Secured Term Loan due 2011.

The increase in interest expense from debt issuances described above was more than offset by the following debt for equity exchanges, debt redemptions and debt repurchases completed during the fourth quarter of 2006 and the first quarter of 2007:

- $497 million of 10.75% Senior Notes due 2011 repurchased in December 2006;
- $605 million of 10% Convertible Senior Notes due 2011 exchanged in January 2007 for 197 million shares of common stock;
- $488 million of 12.875% Senior Notes due 2010 redeemed in March 2007;
- $96 million of 11.25% Senior Notes due 2010 redeemed in March 2007;

- $138 million (€104 million) of 11.25% Senior Euro Notes due 2010 redeemed in March 2007;
- $144 million of Floating Rate Notes due 2011 repurchased in March 2007;
- $59 million of 11% Senior Notes due 2008 repurchased in March 2007;
- $677 million of 11.5% Senior Notes due 2010 repurchased in March 2007; and
- $61 million (€46 million) of 10.75% Senior Euro Notes due 2008 repurchased in March 2007.

Level 3 expects quarterly interest expense in 2008 to be consistent with the level of interest expense in the second and third quarters of 2007 of $138 million per quarter based on outstanding debt balances as of December 31, 2007.

Loss on Extinguishment of Debt was $427 million in 2007 compared to $83 million in 2006. The loss on extinguishment of debt for 2006 was primarily the result of a $54 million loss from the repurchase of certain debt and a $55 million loss on the amendment and restatement of Level 3 Financing's Senior Secured Term Loan due 2011, partially offset by a $27 million gain realized on a debt exchange. The loss on extinguishment of debt for 2007 resulted from the following transactions.

- $177 million loss recognized for the January 2007 exchange of $605 million of 10% Convertible Senior Notes due 2011 for approximately 197 million shares of the Company's common stock. The loss included $1 million of unamortized debt issuance costs.
- $10 million loss recognized for the March 2007 refinancing of the Company's $730 million Senior Secured Term Loan due 2011 into a $1.4 billion Senior Secured Term Loan due 2014. The loss consisted of unamortized debt issuance costs associated with the previous $730 million Senior Secured Term Loan due 2011.
- $54 million loss recognized on the redemption of $722 million of outstanding debt consisting of the following debt issuances:
  - $12 million loss on the redemption of $488 million of outstanding 12.875% Senior Notes due 2010 consisting of a $10 million cash loss and $2 million in unamortized debt issuance costs.
  - $3 million loss on the redemption of $96 million of outstanding 11.25% Senior Notes due 2010 consisting of a $2 million cash loss and $1 million in unamortized debt issuance costs.
  - $39 million loss on the redemption of $138 million (€104 million) of outstanding 11.25% Senior Euro Notes due 2010 consisting of a $38 million cash loss and $1 million of unamortized debt issuance costs.
- $186 million loss recognized on the repurchase through tender offers of $941 million of outstanding debt consisting of the following debt issuances:
  - $18 million loss on the repurchase of $144 million of outstanding Floating Rate Senior Notes due 2011 consisting of a $12 million cash loss and $6 million in unamortized debt issuance costs and unamortized discount.
  - $3 million loss on the repurchase of $59 million of outstanding 11% Senior Notes due 2008 consisting of a $3 million cash loss and less than $1 million in unamortized debt issuance costs.
  - $141 million loss on the repurchase of $677 million of outstanding 11.5% Senior Notes due 2010 consisting of a $78 million cash loss and $63 million in unamortized debt issuance costs and unamortized discount.

- $24 million loss on the repurchase of $61 million (€46 million) of outstanding 10.75% Senior Euro Notes due 2008 consisting of a $24 million cash loss and less than $1 million in unamortized debt issuance costs.

The Company may enter into additional transactions in the future to repurchase or exchange existing debt that may result in gains or losses on the extinguishment of debt.

Other, net increased 189% to $55 million in 2007 compared to $19 million in 2006. Other, net is primarily comprised of gains and losses on the sale of marketable securities and non-operating assets, realized foreign currency gains and losses and other income. The increase in 2007 compared to 2006 is primarily due to a gain of $37 million recognized in the fourth quarter of 2007 on the sale of 80% of the Company's holdings of Infinera common stock.

Income Tax Benefit (Expense) was a $22 million benefit in 2007 and was a $2 million expense in 2006. The income tax benefit for 2007 was primarily the result of reversing $23 million of the valuation allowance against the Company's deferred tax asset for certain state net operating loss carry forwards ("NOLs"). These state tax NOLs were converted to a state tax credit carry forward associated with a change in the state tax law that replaced the tax on net income with a tax on gross margin. The Company now expects it will be able to use this state tax credit carry forward against current and future state taxable gross margin.

The Company incurs income tax expense attributable to income in various Level 3 subsidiaries, including the coal business, that are required to file state or foreign income tax returns on a separate legal entity basis. The Company also recognizes accrued interest and penalties related to contingent tax benefits that have not been recognized in income tax expense, but have been recognized in the Company's tax returns.

As of December 31, 2007, Level 3 had net operating loss carry forwards of approximately $9.5 billion for federal income tax purposes, including $953 million of net operating loss carry forwards from acquired companies after limitations that existed at the date of acquisition or that resulted from the acquisitions or both. If certain transactions occur with respect to Level 3's capital stock that result in a cumulative ownership change of more than 50 percentage points by 5-percent stockholders over a three-year period as determined under rules prescribed by the U.S. Internal Revenue Code ("IRC") and applicable regulations, annual limitations would be imposed with respect to the Company's ability to utilize its net operating loss carry forwards and certain current deductions against any taxable income Level 3 achieves in future periods. Level 3 has entered into transactions over the last three years resulting in significant cumulative changes in the ownership of its capital stock. Additional transactions could cause the Company to incur a 50 percentage point ownership change by 5-percent stockholders and, if the Company triggers the above-noted IRC imposed limitations, could prevent it from fully utilizing net operating loss carry forwards and certain current deductions to reduce income taxes.

Income (Loss) from Discontinued Operations in 2006 of $46 million was related to the discontinued operations of the Company's Information Services segment. The Company sold Software Spectrum, Inc. ("Software Spectrum") to Insight Enterprises, Inc. ("Insight") in September 2006. There were no gains or losses from discontinued operations recognized in 2007. Software Spectrum, Inc.'s results of operations resulted in income from discontinued operations of $13 million in 2006. In addition, Level 3 recognized a gain on the sale of Software Spectrum to Insight in 2006 of $33 million.

Results of Operations 2006 vs. 2005

(dollars in millions)	Years Ended December 31, 2006	December 31, 2005	Change %
Revenue:			
Communications	$3,311	$1,645	101%
Coal mining	67	74	(9)%
Total revenue	3,378	1,719	97%
Costs and Expenses: (exclusive of depreciation and amortization shown separately below)			
Cost of revenue:			
Communications	1,460	463	215%
Coal mining	57	53	8%
Cost of revenue	1,517	516	194%
Depreciation and amortization	730	647	13%
Selling, general and administrative	1,258	769	64%
Restructuring and non-cash impairment charges	13	23	(43)%
Total costs and expenses	3,518	1,955	80%
Operating Loss	(140)	(236)	41%
Other Income (Expense):			
Interest income	64	35	83%
Interest expense	(648)	(530)	(22)%
Loss on extinguishment of debt, net	(83)	—	100%
Other, net	19	29	(34)%
Total other income (expense)	(648)	(466)	(39)%
Loss from Continuing Operations Before Income Taxes	(788)	(702)	(12)%
Income Tax Expense	(2)	(5)	60%
Loss from Continuing Operations	(790)	(707)	(12)%
Income from Discontinued Operations	46	69	(33)%
Net Loss	$ (744)	$ (638)	(17)%

Communications Revenue for 2006 and 2005 is summarized as follows:

(dollars in millions)	Year Ended December 31, 2006	Year Ended December 31, 2005	Change %
Core Communications Services:			
Transport and Infrastructure	$1,014	$ 653	55%
IP and Data	301	186	62%
Voice	536	120	347%
Level 3 Vyvx	122	3	3,967%
	1,973	962	105%
Other Communications Services:			
Managed Modem	286	396	(28)%
Reciprocal Compensation	102	100	2%
Managed IP	57	83	(31)%
DSL Aggregation	—	79	(100)%
	445	658	(32)%
SBC Contract Services	893	25	3,472%
Total Communications Revenue	$3,311	$1,645	101%

The Company's Core Communications Services revenue increased 105% in 2006 compared to 2005. The growth in the Company's existing services as well as the acquisitions of WilTel, Progress Telecom, ICG Communications, TelCove and Looking Glass contributed to the increase. During 2006, the Company recorded revenue, from the date of acquisition, attributable to Progress Telecom of $49 million, ICG Communications of $46 million, TelCove of $166 million and Looking Glass of $33 million. During 2006, the Company integrated a significant portion of WilTel into the business. As a result, separate revenue information for former WilTel customers is no longer available other than for SBC Contract Services.

Transport and infrastructure revenue increased 55% in 2006 primarily due to the acquisitions of WilTel, Progress Telecom, ICG Communications, TelCove and Looking Glass. In addition, increased demand for complex nationwide solutions and colocation capacity in large markets contributed to the revenue growth in 2006. Termination revenue related to transport and infrastructure services decreased approximately $129 million from $131 million in 2005 to $2 million in 2006. The termination revenue in 2005 was primarily attributable to the termination of dark fiber lease agreements with two customers.

IP and data revenue increased 62% in 2006 primarily due to customers obtained in the acquisitions of WilTel, Progress Telecom, ICG Communications, TelCove and Looking Glass. IP and data revenue also increased due to traffic growth in North America from new and existing customers that exceeded the approximately 25% rate of price compression in 2006. Traffic growth was mitigated by one customer's migration of traffic to its own network which was acquired via a merger with another carrier. Improved market acceptance of the Company's VPN service and the continued growth of previously awarded contracts also contributed to the increase in IP and data revenue. IP and data revenue includes $7 million of termination revenue in 2006.

Level 3's voice revenue increased 347% in 2006. The increase is primarily attributable to the operations acquired in the WilTel, TelCove and ICG Communications acquisitions, particularly domestic and international voice termination services, and growth in Level 3's existing wholesale and VoIP-related services including voice termination, local inbound, enhanced local and toll free services. On a combined basis, voice services experienced a 321% increase in minutes of use in the fourth quarter of 2006 compared to the same period in 2005.

Level 3 Vyvx revenue increased to $122 million in 2006 as a result of including a full year of Level 3 Vyvx revenue in the Company's results. Vyvx was acquired in December 2005 as part of the WilTel acquisition.

Managed modem revenue declined 28% in 2006 as a result of the continued migration from narrow band dial-up services to higher speed broadband services by end user customers. This change has resulted in a decline in the demand for managed modem ports. Managed modem revenue also declined in 2006 as a result of certain contracts being renewed or renegotiated at prices lower than were in effect in 2005. The declines in managed modem revenue have been partially offset by increases in market share as a result of certain competitors exiting segments of the managed modem business in the second half of 2006.

The Company did not recognize DSL aggregation revenue in 2006 due to the fact that the Company's primary DSL aggregation customer completed the migration of its DSL subscribers to its own network in the third quarter of 2005. In addition, the Company's other DSL contracts expired in 2005 and were not renewed.

Reciprocal compensation revenue increased $2 million in 2006. The Company has historically earned the majority of its reciprocal compensation revenue from managed modem services. Level 3 has interconnection agreements in place for the majority of traffic subject to reciprocal compensation.

SBC Contract Services revenue increased significantly in 2006 as a result of including a full year of SBC Contract Services revenue in the Company's results. The SBC Contract Services agreement was acquired in December 2005 as part of the WilTel acquisition. Under the terms of the agreement, SBC has gross margin purchase commitments through 2009. As of December 31, 2006, the remaining minimum gross margin commitment under the agreement to be utilized during 2007 was approximately $67 million, and $75 million from January 2008 through the end of 2009. Additionally, the SBC Contract Services agreement provides for the payment of $50 million if certain performance criteria are met by Level 3. Level 3 was eligible to earn $25 million in 2006 and 2007. Of the annual amount, 50% is based on monthly performance and the remaining 50% is based on performance criteria for the full year. The Company met the required performance criteria and earned $25 million in 2006.

Coal mining revenue decreased to $67 million in 2006 compared to $74 million in 2005. The decline in revenue for 2006 is attributable to a decline in the average price per ton of coal sold, partially offset by a slight increase in tons shipped. The price decline is attributable to coal sold under a contract that was renewed in 2005 and contained lower price per ton than the original contract.

Cost of Revenue for the communications business, as a percentage of revenue for 2006 and 2005 was 44% and 28%, respectively. The increase in 2006 cost of revenue, as a percentage of revenue, is primarily attributable to the recognition of termination revenue in 2005, with no corresponding cost of revenue, and the significant voice and SBC Contract Services revenue obtained in the WilTel acquisition. The margins for the voice and SBC Contract Services revenue are lower than the margins earned on other components included in Core and Other Communications Services revenue. Partially offsetting the lower WilTel margins were the margins earned by Progress Telecom, ICG Communications, TelCove and Looking Glass. Margins for these businesses were slightly higher in 2006 than those reported by the Company in 2005. In 2005, the Company recognized $133 million of termination revenue with no corresponding cost of revenue, favorably affecting the cost of revenue percentage. Excluding the termination revenue, cost of revenue as a percentage of revenue would have been 31% in 2005.

Cost of revenue as a percentage of revenue for the coal mining business increased to 85% in 2006 from 72% in 2005. The increase in cost of revenue as a percentage of revenue for the coal mining business is due to a decline in the average price per ton of coal sold in 2006 compared to 2005 and due to increased product costs in 2006 related to changes in stripping ratios and increased tire and fuel costs. In addition, in the second quarter of 2005, the Company was able to favorably resolve certain production tax issues. The resolution of this matter resulted in a $5 million reduction in cost of revenue. Cost of revenue as a percentage of revenue for 2005 was 78% after excluding the effect of the $5 million reduction in cost of revenue for the period.

Depreciation and Amortization expense was $730 million in 2006, a 13% increase from 2005 depreciation and amortization expense of $647 million. The increase is primarily attributable to the communications tangible and intangible assets that were acquired in the WilTel acquisition in December 2005, the Progress Telecom acquisition in March 2006, the ICG Communications acquisition in May 2006, the TelCove acquisition in July 2006 and the Looking Glass acquisition in August 2006. This increase was partially offset by an $80 million decrease in depreciation expense attributable to the increase in estimated useful lives for network fiber and IP and transmission equipment.

Selling, General and Administrative expenses increased 64% to $1.258 billion in 2006 from $769 million in 2005. This increase is primarily attributable to the inclusion of expenses associated with the operations acquired in the WilTel, Progress Telecom, ICG Communications, TelCove and Looking Glass transactions in December 2005, March 2006, May 2006, July 2006 and August 2006, respectively. Specifically, increases in compensation, bonus and employee related costs, network related costs and facility-based expenses all contributed to the increase in selling, general and administrative expenses in 2006.

Included in operating expenses for 2006 and 2005 were $84 million and $51 million, respectively, of non-cash compensation and professional expenses recognized under SFAS No. 123R and SFAS No. 123, respectively, related to grants of outperform stock options, warrants and other stock-based compensation awards. The $33 million increase in non-cash compensation expense in 2006 is primarily attributable to an increase in the number of outperform stock options granted to employees and an increase in the value of the options granted to employees associated with the increasing price of Level 3 common stock in 2006. These increases were partially offset by a reduction in the amount of restricted stock and restricted stock units granted in 2006 compared to 2005.

In addition, during the second quarter of 2006, the October 2005 and January 2006 outperform stock option grants were revalued using May 15, 2006 as the grant date, in accordance with SFAS No. 123R, and resulted in a $6 million increase in non-cash compensation expense during the second quarter of 2006. As stated in the Company's proxy materials for its 2006 Annual Meeting of Stockholders, over the course of the years since April 1, 1998, the compensation committee of the Company's Board of Directors had administered the 1995 Stock Plan under the belief that the action of the Company's Board of Directors to amend and restate that plan effective April 1, 1998 had the effect of extending the original term of the Plan to April 1, 2008. After a further review of the terms of the plan, however, the compensation committee determined that an ambiguity could have existed that may have resulted in an interpretation that the expiration date of the plan was September 25, 2005. To remove any ambiguity, the Board of Directors sought the approval of the Company's stockholders to amend the plan to extend the term of the plan by five years to September 25, 2010. This approval was obtained at the 2006 Annual Meeting of Stockholders held on May 15, 2006 which resulted in a final measurement date of May 15, 2006 for the outperform options granted in October 2005 and January 2006.

Restructuring and Impairment Charges were $13 million in 2006 and $23 million in 2005. In 2006, the Company recognized $5 million of restructuring charges related to workforce reductions in the communications business in North America. The employees impacted by this workforce reduction were Level 3 employees affected by the integration of companies acquired in 2005 and 2006. As of December 31, 2006, the Company had remaining obligations of less than $1 million.

In 2005, the Company recognized $15 million related to the workforce reductions in the communications business in North America and Europe. The employees affected by this workforce reduction provided support functions or worked directly on mature services. All obligations attributable to the 2005 restructuring activities were paid by December 31, 2005.

The Company recognized non-cash impairment charges of $4 million in 2006 and $9 million in 2005 resulting from the decision to terminate projects for certain voice services and IT projects in the communications business. In addition, 2005 included a $1 million reduction in expected lease impairment obligations. These projects have identifiable costs which Level 3 can evaluate separately for impairment. The costs incurred for these projects, including capitalized labor, were impaired as the Company did not expect to utilize the assets in the future. In addition, during the second quarter of 2006, Level 3 recognized $4 million of non-cash impairment charges related to excess land of the communications business deemed available for sale in Germany. This charge resulted from the difference between the recorded carrying value and the estimated market value of the land.

Adjusted EBITDA for the communications business was $677 million and $458 million for 2006 and 2005, respectively. The increase is primarily attributable to the Adjusted EBITDA contribution from the operations acquired in the WilTel, Progress Telecom, ICG Communications, TelCove and Looking Glass transactions and growth in the Company's Core Communications Services revenue partially offset by related costs. Partially offsetting these increases was a $122 million reduction in termination and settlement revenue from 2005 to 2006.

Adjusted EBITDA for the coal mining business decreased to $8 million in 2006 from $16 million in 2005. The decrease is primarily attributable to the favorable resolution of certain production tax issues, which resulted in a $5 million decrease in the cost of revenue for the mining business in the second quarter of 2005 and a decline in the average price per ton of coal sold in 2006 compared to 2005.

Interest Income was $64 million in 2006, increasing $29 million from $35 million in 2005. The increase in interest income was due to an increase in the Company's average return on its portfolio to 4.3% in 2006 compared to 2.8% in 2005. The average portfolio balance was $1.5 billion and $1.2 billion in 2006 and 2005, respectively.

Interest Expense increased by $118 million to $648 million in 2006 compared to 2005. Interest expense increased primarily as a result of interest expense attributable to the issuance of $880 million of 10% Convertible Senior Notes due 2012 issued in the second quarter of 2005, $550 million of 12.25% Senior Notes due 2013 issued in the first half of 2006, $150 million of Floating Rate Senior Notes due 2011 issued on March 14, 2006 and $335 million of 3.5% Convertible Senior Notes due 2012 issued on June 13, 2006 and $1.250 billion of 9.25% Senior Notes due 2014 issued in the fourth quarter of 2006. In addition, the Company exchanged portions of its 9.125% Senior Notes due 2008, 11% Senior Notes due 2008 and 10.5% Senior Discount Notes due 2008 for new 11.5% Senior Notes due 2010 during the first quarter of 2006, thereby increasing the effective interest expense on this debt. The increase in interest expense from new debt issuances was partially offset by the July 13, 2006 redemption of the 9.125% Senior Notes due 2008 and 10.5% Senior Discount Notes due 2008 and a 400 basis-point reduction in the interest rate on the $730 million Senior Secured Term Loan due 2011 subsequent to its amendment in late June of 2006.

Loss on Extinguishment of Debt was $83 million in 2006 and zero in 2005. In the fourth quarter of 2006, the Company realized a $54 million loss from the repurchase of the $497 million principal amount of Level 3 Financing's 10.75% Senior Notes due 2011 and in the second quarter of 2006, Level 3 realized a $55 million loss on the amendment and restatement of Level 3 Financing's Senior Secured Term Loan due 2011. These losses were partially offset by the $27 million gain realized on the debt exchange in the first quarter of 2006.

Other, net is primarily comprised of gains and losses on the sale of marketable securities and non-operating assets, realized foreign currency gains and losses and other income.

Income Tax Expense was $2 million in 2006 compared to $5 million in 2005.

Income from Discontinued Operations was $46 million for 2006 and is comprised of $13 million from the operations of Software Spectrum and a $33 million gain from the sale of Software Spectrum to Insight in September, 2006. Income from discontinued operations was $69 million for 2005 and is comprised of $20 million from Software Spectrum and a $49 million gain from the sale of (*i*)Structure to Infocrossing.

Income from Discontinued Operations declined in 2006 versus the same period in 2005 due to the sale of Software Spectrum on September 7, 2006. Software Spectrum earns a disproportionate share of its revenue at the end of the quarter but incurs operating expenses ratably during the quarter. As a result of the sale in September 2006, operating expenses for Software Spectrum exceeded the gross profits earned on sales through the transaction date due to the cyclical nature of the Software Spectrum business.

Software Spectrum increased its sales and marketing efforts and resources targeting mid-market businesses over the last 18 months of its ownership by the Company resulting in higher revenue and profits for the period ending September 7, 2006 compared to the twelve months ended December 31, 2005. The increase in gross profits was partially offset by an increase in operating expenses, primarily for employee related costs, and the disproportionate level of operating expenses recognized for the partial third quarter of 2006.

Level 3 received gross proceeds of approximately $353 million and recognized a gain on the sale of Software Spectrum, after transaction costs, of approximately $33 million in the third quarter of 2006. During the fourth quarter of 2006, Level 3 paid $2 million to Insight as a final post-closing working capital adjustment.

Financial Condition—December 31, 2007

Cash flows provided by (used in) operating activities of continuing operations, investing activities and financing activities for the year ended December 31, 2007 and 2006, respectively are summarized as follows (dollars in millions):

	Years Ended		
(dollars in millions)	December 31, 2007	December 31, 2006	Change
Net Cash Provided by Operating Activities of Continuing Operations	$ 231	$ 221	$ 10
Net Cash Used in Investing Activities	(961)	(648)	(313)
Net Cash (Used in) Provided by Financing Activities	(243)	1,689	(1,932)
Net Cash (Used in) Provided by Discontinued Operations	—	(43)	43
Effect of Exchange Rates on Cash and Cash Equivalents	6	10	(4)
Net Change in Cash and Cash Equivalents	$(967)	$1,229	$(2,196)

Operating Activities of Continuing Operations

Cash provided by operating activities of continuing operations increased by $10 million in 2007 compared to 2006. The increase in cash provided by operating activities of continuing operations was primarily due to an increase in Adjusted EBITDA generated by the communications business in 2007 as compared to 2006, partially offset by fluctuations in working capital balances which resulted in an incremental use of cash of $153 million for working capital items in 2007 compared to 2006. The increase in cash used for working capital items is primarily due to the changes in accounts receivable, accounts payable and other current liabilities, partially offset by an increase in deferred revenue. The Company expects that cash provided by operating activities of continuing operations will increase over the course of 2008.

Investing Activities

Cash used in investing activities increased by $313 million in 2007 compared to 2006. The increase in cash used in investing activities was primarily due to the fact that 2006 included cash totaling $325 million related to the sale of the Software Spectrum business in September 2006. Cash used for acquisitions decreased $73 million to $676 million in 2007 compared to $749 million for 2006. Cash used for acquisitions during 2007 includes the acquisitions of Broadwing for $492 million (net of cash acquired of $257 million), the CDN business for $133 million, Servecast for $45 million (net of cash acquired of $1 million) and a minority investment in a private company for $6 million. In addition, capital expenditures increased $241 million from $392 million in 2006 to $633 million in 2007. The increase in capital expenditures was primarily for success based capital related to new customer installations and integration activities in the communications business. During 2007, $288 million of marketable securities held by the Company matured, the Company received proceeds of $45 million from the sale of approximately 80% of its investment in Infinera and restricted securities decreased by $12 million. During 2006, the Company had net purchases of marketable securities totaling $182 million. In 2007, an arbitrator ruled that Level 3 owed Infocrossing approximately $2 million for working capital adjustments pertaining to the sale of (*i*)Structure completed in 2005.

Financing Activities

Cash provided by financing activities decreased $1.932 billion to a $243 million use of cash in 2007 compared to 2006. Included in cash flows from financing activities is $2.349 billion of net proceeds from the issuance of:

- $300 million of Floating Rate Senior Notes due 2015 in February 2007;
- $700 million of 8.75% Senior Notes due 2017 in February 2007; and
- $1.4 billion Senior Secured Term Loan due 2014 in March 2007.

The Company used proceeds from these offerings along with cash on hand to retire or refinance approximately $2.497 billion aggregate principal amount of debt. Total cash consideration paid to retire or refinance this debt was $2.618 billion. Financing activities also include proceeds of $26 million from the exercise of warrants associated with the Broadwing transaction and other equity-based instruments. During 2006, the Company raised $543 million in net proceeds from an equity offering, raised $2.256 billion in net proceeds from long-term debt offerings and repaid $1.110 billion of debt.

The Company also issued approximately 214 million shares of its common stock, valued at $879 million, to retire $702 million of debt.

Liquidity and Capital Resources

The Company incurred operating losses from continuing operations of $1.114 billion and $790 million in 2007 and 2006, respectively. The Company used $402 million and $171 million of cash for operating activities and capital expenditures in 2007 and 2006, respectively. The Company expects that the communications business will consume cash in 2008, with the largest use of cash occurring in the first quarter of 2008 as a result of reduced Adjusted EBITDA and increased use of cash for working capital in the quarter. The Company expects that the use of cash by the communications business will be modest in subsequent quarters and decline overall by the end of 2008. The Company expects that the communications business will generate cash for the full year 2009.

The Company expects that to the extent it does consume cash in 2008, it will be primarily due to interest payments and capital expenditures. The Company expects Adjusted EBITDA to improve in 2008 to a range of $950 million to $1.1 billion primarily as a result of a full year of benefit from the integration related synergies associated with the acquisitions completed in 2006 and 2007, as well as moderate growth in Core Communications Services revenue that is expected to be partially offset by reductions in Other Communications Services and SBC Contract Services revenue. Interest payments are expected to be slightly lower than the $545 million incurred in 2007 based on current debt outstanding and the financing and other capital markets transactions completed in 2007. Capital expenditures for 2007 are expected to be in the range of 12% to 14% of revenue and significantly lower than the $633 million incurred in 2007 due to much lower integration-related capital expenditures. The majority of the Company's ongoing capital expenditures are expected to be success-based, or tied to incremental revenue. The Company does not have any significant principal amounts due on its outstanding debt until 2010. As of December 31, 2007, the Company had debt of $32 million and $366 million that matures in 2008 and 2009, respectively.

Level 3 has approximately $723 million of cash, cash equivalents and marketable securities on hand at December 31, 2007. In addition, $124 million of current and non-current restricted securities are used to collateralize outstanding letters of credit, long-term debt, certain operating obligations of the Company or certain reclamation liabilities associated with the coal business. Based on information available at this time, management of the Company believes that the Company's current liquidity and anticipated future cash flows from operations will be sufficient to fund its business for at least the next twelve months.

The Company may elect to secure additional capital in the future, at acceptable terms, to improve its liquidity or fund acquisitions. In addition, in an effort to reduce future cash interest payments, as well as future amounts due at maturity or to extend debt maturities, Level 3 or its affiliates may, from time to time, issue new debt, enter into debt for debt, debt for equity or cash transactions to purchase its outstanding debt securities in the open market or through privately negotiated transactions. Level 3 will evaluate any such transactions in light of then existing market conditions and the possible dilutive effect to stockholders. The amounts involved in any such transaction, individually or in the aggregate, may be material.

In January 2007, in two separate transactions, the Company completed the exchange of $605 million of its 10% Convertible Senior Notes due 2011 for a total of 197 million shares of Level 3's common stock. The Company recognized a $177 million loss on the exchanges in the first quarter of 2007.

In February 2007, Level 3 Financing issued $700 million of its 8.75% Senior Notes due 2017 and $300 million of its Floating Rate Senior Notes due 2015 and received net proceeds of $982 million. The proceeds from these private offerings were used to refinance certain Level 3 Financing debt and to fund the cost of construction, installation, acquisition, lease, development or improvement of other assets to be used in Level 3's communications business.

In March 2007, Level 3 Financing refinanced its senior secured credit agreement and received net proceeds of $1.382 billion. The proceeds from this transaction were used to repay the existing $730 million Senior Secured Term Loan due 2011 and other debt. The effect of this transaction was to increase the amount of senior secured debt from $730 million to $1.4 billion, reduce the interest rate on that debt from LIBOR plus 3.00% to LIBOR plus 2.25% and extend the final maturity from 2011 to 2014. The Company recognized a $10 million loss on this transaction related to unamortized debt issuance costs.

During the first quarter of 2007, the Company redeemed the outstanding principal amount of the following debt issuances totaling $722 million:

- $488 million of 12.875% Senior Notes due 2010 at a price equal to 102.146 of the principal amount;
- $96 million of 11.25% Senior Notes due 2010 at a price equal to 101.875 of the principal amount; and
- $138 million (€104 million) of 11.25% Senior Euro Notes due 2010 at a price equal to 101.875 of the principal amount.

Also during the first quarter of 2007, the respective issuers repurchased, through tender offers, $941 million of the outstanding principal amounts of the following debt issuances:

- $144 million of outstanding Floating Rate Senior Notes due 2011 at a price equal to $1,080 per $1,000 principal amount of the notes, which included $1,050 as the tender offer consideration and $30 as a consent payment;
- $59 million of outstanding 11% Senior Notes due 2008 at a price equal to $1,054.28 per $1,000 principal amount of the notes, which included $1,024.28 as the tender offer consideration and $30 as a consent payment;
- $677 million of outstanding 11.5% Senior Notes due 2010 at a price equal to $1,115.26 per $1,000 principal amount of the notes, which included $1,085.26 as the tender offer consideration and $30 as a consent payment; and
- $61 million (€46 million) of outstanding 10.75% Senior Euro Notes due 2008 at a price equal to €1,061.45 per €1,000 principal amount of the notes, which included €1,031.45 as the tender offer consideration and €30 as a consent payment.

The Company recognized a $240 million loss associated with the redemptions and repurchases in the first quarter of 2007. The cash portion of the loss on redemptions and tenders totaled $165 million and the remaining $75 million consisted of unamortized debt issuance and discounts.

In the first quarter, for total cash consideration of $106 million and equity consideration of 17 million shares of common stock (valued at $97 million) all of Broadwing's outstanding $180 million aggregate principal amount of 3.125% Convertible Senior Debentures due 2026 were retired. These debentures were issued by Broadwing prior to Level 3's acquisition of Broadwing on January 3, 2007. There was no gain or loss recognized due to the fact that under purchase accounting, the liability for the notes was valued at the total cost to retire the obligation.

In addition to raising capital through the debt and equity markets, the Company may sell or dispose of existing businesses, investments or other non-core assets. In 2005 and 2006, the Company completed the sale of its two businesses that comprised its Information Services segment for total cash proceeds of $433 million and common stock from one of the purchasers valued at $3 million.

On December 19, 2007, Level 3 announced that it had reached a definitive agreement to sell the advertising distribution business of Vyvx, LLC ("Vyvx Ads") to DG FastChannel, Inc. for $129 million in cash. The sale is expected to close in the second quarter of 2008. Revenue from the Vyvx Ads business totaled approximately $36 million, $35 million and less than $1 million for the years ended December 31, 2007, 2006 and 2005, respectively. The results of operations for the Vyvx Ads business are included in continuing operations from when it was acquired as part of the WilTel transaction in December 2005.

The communications industry continues to consolidate. Level 3 has participated in this process with the acquisitions of several companies in 2006, as well as Broadwing, the CDN Business and Servecast during 2007. Level 3 will continue to evaluate consolidation opportunities and could make additional acquisitions in the future.

On January 3, 2007, Level 3 acquired Broadwing, a publicly held provider of optical network communications services. Under the terms of the merger agreement dated October 16, 2006, Level 3 paid $8.18 of cash plus 1.3411 shares of Level 3 common stock for each share of Broadwing common stock outstanding at closing. In total, Level 3 initially paid approximately $753 million of cash (including transaction costs) and issued approximately 123 million shares of Level 3 common stock, valued at $688 million. As part of the transaction, approximately 4 million previously issued Broadwing warrants (valued at approximately $4 million) became exercisable into approximately 5 million shares of Level 3 common stock. In the second quarter of 2007, the Company subsequently reduced the total consideration paid by $4 million for insurance proceeds received in June 2007 that related to the settlement of an insurance claim that occurred prior to acquisition. In the fourth quarter of 2007, the Company incurred additional transaction costs of $2 million related to the transaction.

On January 23, 2007, the Company acquired the Content Delivery Network services business of SAVVIS, Inc. Under the terms of the agreement, Level 3 paid $133 million in cash (including transaction costs) to acquire certain assets, including network elements, customer contracts, and intellectual property used in the CDN Business.

On July 11, 2007, Level 3 acquired Servecast Limited, a Dublin, Ireland based provider of live and on-demand video management services for broadband and mobile platforms. Level 3 paid approximately €34 million, or $46 million, including $1 million of transaction costs, in cash to complete the acquisition of Servecast.

Off-Balance Sheet Arrangements

Level 3 has not entered into off-balance sheet arrangements that have had, or are likely to have, a current or future material effect to its results of operations or its financial position.

Contractual Obligations

The following table summarizes the contractual obligations and commercial commitments of the Company at December 31, 2007, as further described in the notes to the consolidated financial statements.

Payments Due by Period

	Total	Less than 1 Year	1 - 3 Years	4 - 5 Years	After 5 Years
Contractual Obligations					
Long-Term Debt, including current portion	$6,857	$ 32	$1,337	$968	$4,520
Interest Expense Obligations	3,075	532	1,002	849	692
Asset Retirement Obligations	231	4	18	18	191
Operating Leases	727	126	193	147	261
Right of Way Agreements	1,352	101	176	157	918
Purchase Obligations	285	285	—	—	—
Other Commercial Commitments					
Letters of Credit	36	9	3	—	24

The Company's debt instruments contain certain covenants which, among other things, limit additional indebtedness, dividend payments, certain investments and transactions with affiliates. If the Company should fail to comply with these covenants, amounts due under the instruments may be accelerated at the note holder's discretion after the declaration of an event of default.

Long-term debt obligations reflect only amounts recorded on the balance sheet as of December 31, 2007 and exclude issue discounts and fair value adjustments.

Interest expense obligations assume interest rates on variable rate debt do not change from December 31, 2007. In addition, interest is calculated based on debt outstanding as of December 31, 2007 and on existing maturity dates.

Certain right of way agreements include provisions for increases in payments in future periods based on the rate of inflation as measured by the consumer price index. The Company has not included estimates for these increases in future periods in the amounts included above.

Certain right of way agreements are cancellable or can be terminated under certain conditions. However, in most cases cancellation or termination of the right of way agreement requires removal of the Company's network. Because the Company considers it unlikely that it would cancel or terminate its right of way agreements and remove its network, the payments due under these agreements have been included in the table above. Certain of these right of way agreements provide for automatic renewal on a periodic basis. For purposes of presenting future payment commitments under these agreements, the Company has included 18 years of future payments from January 1, 2008 in the table above.

Purchase obligations represent all outstanding purchase order amounts of the Company as of December 31, 2007.

The table above does not include other long-term liabilities, such as reserves for legal matters and income taxes, that are not contractual obligations by nature. The Company cannot determine with any degree of reliability the years in which these liabilities might ultimately be paid.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Level 3 is subject to market risks arising from changes in interest rates and foreign exchange rates. As of December 31, 2007, the Company had borrowed a total of $1.706 billion under a Senior Secured Term Loan due 2014, Floating Rate Senior Notes due 2015 and Floating Rate Senior Notes due 2011 that bear interest at LIBOR rates plus an applicable margin. As the LIBOR rates fluctuate, so too does the interest expense on amounts borrowed under the debt instruments. The weighted average interest rate on the variable rate instruments at December 31, 2007 was approximately 7.80%.

On March 13, 2007, Level 3 Financing entered into two interest rate swap agreements to hedge the interest payments on $1 billion notional amount of floating rate debt. The two interest rate swap agreements are with different counterparties and are for $500 million each. The interest rate swap agreements are effective beginning April 13, 2007 and mature on January 13, 2014. Under the terms of the interest rate swap agreements, Level 3 Financing, Inc. receives interest payments based on rolling three month LIBOR terms and pays interest at the fixed rate of 4.93% under one arrangement and 4.92% under the other. Level 3 has designated the interest rate swap agreements as a cash flow hedges on the interest payments for $1 billion of floating rate debt.

For the remaining variable rate debt, a hypothetical increase in the variable portion of the weighted average interest rate by 1 point (i.e. a weighted average rate of 8.80%) would increase annual interest expense of the Company by approximately $7 million. At December 31, 2007, the Company had $5.150 billion (excluding discounts) of fixed rate debt bearing a weighted average interest rate of 7.84%. A decline in interest rates in the future will not benefit the Company with respect to the fixed rate debt due to the terms and conditions of the loan agreements that would require the Company to repurchase the debt at specified premiums if redeemed early.

The Company's business plan includes operating telecommunications network businesses in Europe. As of December 31, 2007, the Company had invested significant amounts of capital in the region for its communications business. The Company does not make use of financial instruments to minimize its exposure to foreign currency fluctuations.

Indicated changes in interest rates are based on hypothetical movements and are not necessarily indicative of the actual results that may occur. Future earnings and losses will be affected by actual fluctuations in interest rates and foreign currency rates.

CONTROLS AND PROCEDURES

Conclusion Regarding the Effectiveness of Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we conducted an evaluation of our disclosure controls and procedures, as such term is defined under Rule 13a-15(e) promulgated under the Securities Exchange Act of 1934, as amended, ("Exchange Act"). Based on this evaluation, our principal executive officer and our principal financial officer concluded that our disclosure controls and procedures were effective as of the end of the period covered by this annual report.

Management's Report on Internal Control Over Financial Reporting

Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934, as amended. Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, management assessed the effectiveness of internal controls over financial reporting as of December 31, 2007 based on the guidelines established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

Our internal control over financial reporting includes policies and procedures that provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external reporting purposes in accordance with U.S. generally accepted accounting principles.

Based on our assessment, management believes that our internal control over financial reporting was effective as of December 31, 2007. The results of management's assessment have been reviewed with the Audit Committee of the Company's Board of Directors.

The Company's independent registered public accounting firm, KPMG LLP, has issued an audit report on its assessment of the Company's internal control over financial reporting at December 31, 2007. This report appears on page F-3.

Changes in Internal Control over Financial Reporting.

There were no changes in the Company's internal control over financial reporting identified in connection with the evaluation required by paragraph (d) of Exchange Act Rules 13a-15 or 15d-15 that occurred during the last fiscal quarter that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

DIRECTORS AND EXECUTIVE OFFICERS

Set forth below is information as of March 14, 2008, about our directors and our executive officers. Our executive officers have been determined in accordance with the rules of the SEC.

Name	Age	Position
Walter Scott, Jr.	76	Chairman of the Board
James Q. Crowe	58	President, Chief Executive Officer and Director
Charles C. Miller, III	55	Vice Chairman and Executive Vice President
Thomas C. Stortz	56	Executive Vice President, Chief Legal Officer and Secretary
Sunit S. Patel	46	Executive Vice President and Chief Financial Officer
John Neil Hobbs	48	Executive Vice President Sales and Operations of Level 3 Communications, LLC
Brady Rafuse	44	President Content Markets Group of Level 3 Communications, LLC and President and CEO of Europe Operations
Eric J. Mortensen	49	Senior Vice President and Controller
Douglas C. Eby	48	Director
Admiral James O. Ellis, Jr.(3)	60	Director
Richard R. Jaros(2)	56	Director
Robert E. Julian(1)(2)	68	Director
Michael J. Mahoney	57	Director
Arun Netravali(2)	61	Director
John T. Reed(1)(3)	64	Director
Michael B. Yanney(3)	74	Director
Dr. Albert C. Yates(1)	66	Director

(1) Member of Audit Committee
(2) Member of Compensation Committee
(3) Member of Nominating and Governance Committee

Other Management

Set forth below is information as of March 14, 2008, about the following members of senior management of Level 3 Communications, LLC, except as otherwise noted.

Name	Age	Position
Raouf F. Abdel	40	President Business Markets Group
Sureel A. Choksi	35	Chief Marketing Officer
Andrew Crouch	37	President Wholesale Markets Group
John F. Waters, Jr.	43	President Operations, Chief Technology Officer
Kevin T. Hart	41	Chief Information Officer
Margaret E. Porfido	50	Chief Human Resources Officer
Donald H. Gips	48	Group Vice President

Walter Scott, Jr. has been the Chairman of the Board of the Company since September 1979, and a director of the Company since April 1964. Mr. Scott has been Chairman Emeritus of Peter Kiewit Sons', Inc. ("PKS") since the split-off in 1998. Mr. Scott is also a director of PKS, Berkshire Hathaway Inc., MidAmerican Energy Holdings Company, and Valmont Industries, Inc. Mr. Scott is the Chairman of the Board of Directors.

James Q. Crowe has been the Chief Executive Officer of the Company since August 1997, President of the Company since March 14, 2008 and a director of the Company since June 1993. Mr. Crowe was also President of the Company from August 1997 until July 2000. Mr. Crowe was President and Chief Executive Officer of MFS Communications Company, Inc. ("MFS") from June 1993 to June 1997. Mr. Crowe also served as Chairman of the Board of WorldCom from January 1997 until July 1997, and as Chairman of the Board of MFS from 1992 through 1996.

Charles C. Miller, III has been Vice Chairman and Executive Vice President of the Company since February 15, 2001. Mr. Miller was also a director from February 15, 2001 until May 18, 2004. Prior to that, Mr. Miller was President of Bellsouth International, a subsidiary of Bellsouth Corporation from 1995 until December 2000. Prior to that, Mr. Miller held various senior level officer and management position at BellSouth from 1987 until 1995.

Thomas C. Stortz has been Executive Vice President, Chief Legal Officer and Secretary since February 2004. Prior to that, Mr. Stortz was Group Vice President, General Counsel and Secretary of the Company from February 2000 to February 2004. Prior to that, Mr. Stortz served as Senior Vice President, General Counsel and Secretary of the Company from September 1998 to February 1, 2000. Prior to that, he served as Vice President and General Counsel of Peter Kiewit Sons', Inc. and Kiewit Construction Group, Inc. from April 1991 to September 1998. He has served as a director of Peter Kiewit Sons', Inc.

Sunit S. Patel has been Chief Financial Officer since May 2003 and Executive Vice President since March 14, 2008. Mr. Patel was a Group Vice President of the Company from March 2003 to March 14, 2008. Prior to that, Mr. Patel was Chief Financial Officer of Looking Glass Networks, Inc., a provider of metropolitan fiber optic networks, from April 2000 until March 2003. Mr. Patel was Treasurer of WorldCom Inc. and MCIWorldcom Inc., each long distance telephone services providers from 1997 to March 2000. From 1994 to 1997, Mr. Patel was Treasurer of MFS Communications Company Inc., a competitive local exchange carrier. On October 15, 2007, the Company announced that it has begun a search for a new Chief Financial Officer, and that Mr. Patel is expected to remain with the Company during the transition.

John Neil Hobbs has been Executive Vice President Sales and Operations since January 2008. Mr. Hobbs has responsibility for our Wholesale Markets Group, Business Markets Group and Global Network Services. Prior to that, Mr. Hobbs was President Global Network Services from August 2006 to January 2008. Prior to that, Mr. Hobbs was Executive Vice President Sales and Marketing from January 2006 to August 2006. Prior to that, Mr. Hobbs was Group Vice President Global Sales from September 2000 to January 2006. Prior to that, Mr. Hobbs was President, Global Accounts for Concert, a joint venture between AT&T and British Telecom from July 1999 until September 2000. Prior to that, Mr. Hobbs was Director Transition and Implementation for the formation of Concert representing British Telecom from June 1998 until July 1999. From April 1997 until June 1998, Mr. Hobbs was British Telecom's General Manager for Global Sales & Service and from April 1994 until April 1997, Mr. Hobbs was British Telecom's General Manager for Corporate Clients.

Brady Rafuse has been President Content Markets Group since August 2006 and President and CEO of our European operations since January 2006. Prior to this role, Mr. Rafuse was Group Vice President and President of our European operations from August 2001 to January 2006 and Senior Vice President of European Sales and Marketing from December 2000 to August 2001. Prior to that, Mr. Rafuse served as Head of Commercial Operations for Concert, a joint venture between AT&T and

British Telecom, from September 1999 to December 2000, and in a variety of positions with British Telecom from 1987 until December 2000. His last position was as General Manager, Global Energy Sector which he held from August 1998 to September 1999 and prior to that he was Deputy General Manager, Banking Sector from April 1997 to August 1998.

Eric J. Mortensen has been Senior Vice President and Controller of the Company since 2003. Prior to that, Mr. Mortensen was Vice President and Controller of the Company from 1999 to 2003 and was the Controller of the Company from 1997 to 1999. Prior to that, Mr. Mortensen was Controller and Assistant Controller of Kiewit Diversified Group for more than five years.

Douglas C. Eby has been a director of the Company since August 2007. Mr. Eby is chairman and CEO of TimePartners LLC; an investment advisory firm since 2004. Prior to that from April 1997 until September 2007, Mr. Eby was President of Torray LLC, an registered investment advisory firm, having joined Torray LLC in 1992. Mr. Eby is also a member of the Board of Directors of Markel Corporation, CBRE Realty Finance, Inc. and Suburban Healthcare System. Since July 2007, Mr. Eby is also the Chairman of the Board of the Boys and Girls Clubs of Greater Washington, D.C.

Admiral James O. Ellis, Jr. U.S. Navy (ret.) has been a director of the Company since March 2005. Effective May 18, 2005, Admiral Ellis became the president and chief executive officer of the Institute of Nuclear Power Operations or INPO, a nonprofit corporation established by the nuclear utility industry in 1979 to promote the highest levels of safety and reliability in the operation of nuclear electric generating plants. Admiral Ellis most recently served as Commander, U.S. Strategic Command in Omaha, Nebraska, before retiring in July 2004 after 35 years of service in the U.S. Navy, as Commander of the Strategic Command. In his Naval career, he held numerous commands. A graduate of the U.S. Naval Academy, he also holds M.S. degrees in Aerospace Engineering from the Georgia Institute of Technology and in Aeronautical Systems from the University of West Florida. He served as a Naval aviator and was a graduate of the U.S. Naval Test Pilot School. Admiral Ellis is also a member of the Board of Directors of Lockheed Martin Corporation and Inmarsat PLC. Admiral Ellis is the Chairman of the Nominating and Governance committee.

Richard R. Jaros has been a director of the Company since June 1993 and served as President of the Company from 1996 to 1997. Mr. Jaros has been a private investor for more than the past five years. Mr. Jaros served as Executive Vice President of the Company from 1993 to 1996 and Chief Financial Officer of the Company from 1995 to 1996. He also served as President and Chief Operating Officer of CalEnergy from 1992 to 1993. Mr. Jaros is the Chairman of the Compensation Committee.

Robert E. Julian has been a director of the Company since March 1998. Mr. Julian has been a private investor for more than the past five years. From 1992 to 1995 Mr. Julian served as Executive Vice President and Chief Financial Officer of the Company. Mr. Julian is a member of the Audit Committee and the Compensation Committee.

Michael J. Mahoney has been a director of the Company since August 2007. Mr. Mahoney is a private investor since March 2007. From 2000 until March 2007, Mr. Mahoney was the president and chief executive officer of Commonwealth Telephone Enterprises. Prior to that, from 1997 until 2000, Mr. Mahoney was president and chief operating officer of RCN Corporation. Mr. Mahoney also served as president and chief operating officer of C-TEC Corporation from 1993 until 1997. Mr. Mahoney is a member of the Board of Trustees of Wilkes University.

Arun Netravali has been a director of the Company since April 2003. Mr. Netravali is currently the managing partner of OmniCapital Group LLC, a venture capital firm since November 2004. Mr. Netravali was a private investor from April 2003 until November 2004. Prior to that, Mr. Netravali was Chief Scientist for Lucent Technologies, working with academic and investment communities to identify and implement important new networking technologies from January 2002 to April 2003. Prior to that position, Mr. Netravali was President of Bell Labs as well as Lucent's Chief Technology Officer and Chief Network Architect from June 1999 to January 2002. Bell Labs serves as the research and development organization for Lucent Technologies. Mr. Netravali is a director of LSI Corporation. Mr. Netravali is a member of the Compensation Committee.

John T. Reed has been a director of the Company since March 2003. Mr. Reed has been a private investor since February 2005. Mr. Reed is also a Director of and Chairman of the Audit Committee of First National Bank of Omaha. Mr. Reed is also Chairman of the Board of Alegent Health, a health care system headquartered in Omaha, Nebraska and a member of the Board and Chairman of the Audit Committee of Father Flanagan's Boys' Home located in Boys Town, Nebraska. Mr. Reed was Chairman of HMG Properties, the real estate investment banking joint venture of McCarthy Group, Inc. from 2000 until February 2005. Prior to that, he was Chairman of McCarthy & Co., the investment banking affiliate of McCarthy Group. Prior to joining McCarthy Group in 1997, Mr. Reed spent 32 years with Arthur Andersen LLP. Mr. Reed is the Chairman of the Audit Committee and a member of the Nominating and Governance Committee.

Michael B. Yanney has been a director of the Company since March 1998. He has served as Chairman of the Board of The Burlington Capital Group, LLC (formerly known as America First Companies L.L.C.) for more than the last five years. Mr. Yanney also served as President and Chief Executive Officer of The Burlington Capital Group, LLC. Mr. Yanney is a member of the Nominating and Governance Committee.

Dr. Albert C. Yates has been a director of the Company since March 2005. Dr. Yates retired after 13 years as president of Colorado State University in Fort Collins, Colorado in June 2003. He was also chancellor of the Colorado State University System until October 2003, and is a former member of the board of the Federal Reserve Board of Kansas City-Denver Branch and the board of directors of First Interstate Bank and Molson Coors Brewing Company. He currently serves as a director of Centennial Bank Holdings, Inc. and StarTek, Inc. Dr. Yates is a member of the Audit Committee.

Raouf F. Abdel has been President Business Markets Group since February 2007. Prior to that, Mr. Abdel was Group Vice President of Integration and Development Services from March 2006 to February 2007. Prior to those roles, Mr. Abdel was Senior Vice President of Integration and Development Services from November 2005 to March 2006, responsible for managing Level 3's integration and systems and process development. Prior to that, Mr. Abdel was Senior Vice President of Product Development from September 2003 to November 2005, responsible for developing and managing Level 3 product development activities. Prior to that, Mr. Abdel was Senior Vice President of M&A Integration from March 2002 to September 2003, responsible for managing the execution of Level 3's integration activities. From July 2000 until March 2002, Mr. Abdel was Senior Vice President of Network Deployment, and from September 1999 until July 2000, Mr. Abdel was Vice President of Colocation Services. Mr. Abdel joined Level 3 in February 1998 as Senior Director of Construction.

Sureel A. Choksi has been Chief Marketing Officer since January 2008, responsible for product management and marketing. Prior to that, Mr. Choksi was President Wholesale Markets Group from August 2006 to January 2008. Prior to that, Mr. Choksi was Executive Vice President of Switched Services from January 2006 to August 2006. Prior to this role, Mr. Choksi was Executive Vice President of Services from November 2004 to January 2006, responsible for developing and managing Level 3's communications services. Prior to that, Mr. Choksi was Executive Vice President Softswitch Services from January 2004 and Group Vice President Transport and Infrastructure from May 2003 until January 2004. Mr. Choksi was a Group Vice President and Chief Financial Officer of the Company from July 2000 to May 2003. Prior to that, Mr. Choksi was Group Vice President Corporate Development and Treasurer of the Company from February 2000 until August 2000. Prior to that, Mr. Choksi served as Vice President and Treasurer of the Company from January 1999 to February 1, 2000. Prior to that, Mr. Choksi was a Director of Finance at the Company from 1997 to 1998, an

Associate at TeleSoft Management, LLC in 1997 and an Analyst at Gleacher & Company from 1995 to 1997.

Andrew Crouch has been the President of the Wholesale Markets Group since January 2008, after serving as Group Vice President of Sales for the Wholesale Markets Group beginning in April 2006. Prior to that, Mr. Crouch served as the Senior Vice President of the Carrier Channel from January 2005 to April 2006, and Senior Vice President of the Enterprise Voice Services from January 2004 to January 2005. Mr. Crouch began his career at Level 3 in November 2001 as the Senior Vice President of Sales for the Cable and ISP Channel and held this position until December 2003. Before joining Level 3, Mr. Crouch served as the Deputy General Manager within the Corporate Clients Division at British Telecom. He also served as the Vice President of Commercial Operations for Concert Communications, a joint venture between British Telecom and AT&T from January 2000 to October 2001.

John F. Waters, Jr. has been President Operations, Chief Technology Officer since January 2008. Prior to that, Mr. Waters was Executive Vice President, Chief Technology Officer from January 2004 to January 2008. Prior to that, Mr. Waters was Group Vice President and Chief Technology Officer of the Company from February 2000 to January 2004. Prior to that, Mr. Waters was Vice President, Engineering of the Company from November 1997 until February 1, 2000. Prior to that, Mr. Waters was an executive staff member of MCI Communications from 1994 to November 1997.

Kevin T. Hart has been Chief Information officer since January 2008. Prior to that, Mr. Hart was Group Vice President Global Systems Development and Chief Information Officer from January 2005 to 2008. Prior to that, Mr. Hart was Vice President of Telecommunications, Media & Entertainment at Capgemini (formerly Ernst & Young), a management consulting firms in Dallas, Texas, for over nine years. In that role, he was responsible for the overall growth and direction of the organization's Communications Operations Support Systems, Billing/Business Support Systems and the Network Management Systems service offerings and delivery. Prior to joining Capgemini's management consulting practice, he held the positions of Director of Strategic Planning at International Paper and Manager of Operations at SBC Communications.

Margaret E. Porfido has been Chief Human Resources Officer since May 2007. Prior to that, Ms. Porfido was Senior Vice President Executive Operations from February 2000, acting as the chief of staff to Kevin J. O'Hara, Level 3's president and chief operating officer. Ms. Porfido joined Level 3 in September 1998 as Vice President Business Development. Prior to joining Level 3, Ms. Porfido served as Chief of Staff and chief legal adviser to Colorado Governor Roy Romer. Prior to her government service, Ms. Porfido was an attorney in private practice.

Donald H. Gips has been Group Vice President Corporate Strategy since January 2001. Prior to that, Mr. Gips was Group Vice President, Sales and Marketing of the Company from February 2000. Prior to that, Mr. Gips served as Senior Vice President, Corporate Development from November 1998 to February 2000. Prior to that, Mr. Gips served in the White House as Chief Domestic Policy Advisor to Vice President Gore from April 1997 to April 1998. Before working at the White House, Mr. Gips was at the Federal Communications Commission as the International Bureau Chief and Director of Strategic Policy from January 1994 to April 1997. Prior to his government service, Mr. Gips was a management consultant at McKinsey and Company.

At our 2008 Annual Meeting of Stockholders, the term of office of all of our directors will expire. At each annual meeting of stockholders, successors to the directors will be elected for a one-year term. Our officers are elected annually to serve until each successor is elected and qualified or until his or her death, resignation or removal.

We believe that the members of the Audit Committee are independent within the meaning of the listing standards of The NASDAQ Stock Market, LLC. The Board has determined that Mr. John T. Reed, Chairman of the Audit Committee, qualifies as a "financial expert" as defined by the Securities and Exchange Commission. The Board considered Mr. Reed's credentials and financial background and found that he was qualified to serve as the "financial expert."

Code of Ethics

We have adopted a code of ethics that complies with the standards mandated by the Sarbanes-Oxley Act of 2002. The complete code of ethics is available on our website at *www.level3.com*. At any time that the code of ethics is not available on our website, we will provide a copy upon written request made to Investor Relations, Level 3 Communications, Inc., 1025 Eldorado Blvd., Broomfield, Colorado 80021. We caution you that any information that is included in our website is not part of this Form 10-K. If we amend the code of ethics, or grant any waiver from a provision of the code of ethics that applies to our executive officers or directors, we will publicly disclose such amendment or waiver as required by applicable law, including by posting such amendment or waiver on our website at *www.level3.com* or by filing a Form 8-K with the Securities and Exchange Commission or SEC.

SEC Filings

Our Form 10-K, along with all other reports and amendments filed with or furnished to the SEC are publicly available free of charge on the investor relations section of our website as soon as reasonably practicable after we file such materials with, or furnish them to, the SEC. We caution you that the information on our website is not part of this or any other report we file with, or furnish to, the SEC.

MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Market Information. Our common stock is traded on the NASDAQ Global Select Market of The NASDAQ Stock Market LLC under the symbol "LVLT." As of February 26, 2008, there were 7,890 holders of record of our common stock, par value $.01 per share. The table below sets forth, for the calendar quarters indicated, the high and low per share closing sale prices of our common stock as reported by the NASDAQ Global Select Market of The NASDAQ Stock Market LLC.

Year Ended December 31, 2007	High	Low
First Quarter	$6.76	$5.57
Second Quarter	6.26	5.26
Third Quarter	6.41	4.46
Fourth Quarter	5.04	2.82

Year Ended December 31, 2006	High	Low
First Quarter	$5.60	$2.73
Second Quarter	5.72	3.78
Third Quarter	5.46	3.44
Fourth Quarter	6.02	4.93

Equity Compensation Plan Information.

We have only one equity compensation plan—The 1995 Stock Plan, as amended—under which we may issue shares of our common stock to employees, officers, directors and consultants. This plan has been approved by our stockholders. The following table provides information about the shares of our common stock that may be issued upon exercise of awards under the 1995 Stock Plan as of December 31, 2007.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans
Equity compensation plans approved by stockholders	38,503,698†	$4.45†‡	91,780,820
Equity compensation plans not approved by stockholders	0	$0.00	0

† Includes awards of nonqualified stock options, restricted stock, restricted stock units and outperform stock options or outperform stock appreciation units ("OSOs"). For purposes of this table, OSOs are considered to use a single share of our common stock from the total number of shares reserved for issuance under the 1995 Stock Plan.

‡ Includes weighted-average exercise price of outstanding nonqualified stock options and OSOs at the date of grant. The exercise price of an OSO is subject to change based upon the performance of our common stock relative to the performance of the S&P 500® Index from the time of the grant of the award until the award has been exercised.

Recipients of OSOs do not realize any value from these awards unless our common stock price outperforms the S&P 500® Index during the life of the grant. When the stock price gain is greater than the corresponding gain on the S&P 500® Index (or less than the corresponding loss on the S&P 500® Index for grants awarded before September 30, 2005), the value received for awards under the OSO program is based on a formula involving a multiplier related to the level by which our common stock outperforms the S&P 500® Index. To the extent that our common stock outperforms the S&P 500® Index, the value of OSO units to a holder may exceed the value of nonqualified stock options.

The initial strike price, as determined on the day prior to the OSO grant date, is adjusted over time, which we refer to as the Adjusted Strike Price, until the exercise date or the vesting date, as the case may be. The adjustment is an amount equal to the percentage appreciation or depreciation in the value of the S&P 500® Index from the date of grant to the date of exercise or vesting, as the case may be. Beginning on April 1, 2007, OSO units are awarded monthly to employees in mid-management level and higher positions, have a three year life, will vest 100 percent on the third anniversary of the date of the award and will fully settle on that date. Recipients have no discretion on the timing to exercise OSO units granted on or after April 1, 2007.

The value of the OSO increases for increasing levels of outperformance. OSO units have a multiplier range from zero to four depending upon the performance of our common stock relative to the S&P 500® Index as shown in the following table.

If Level 3 Stock Outperforms the S&P 500® Index by:	Then the Pre-multiplier Gain Is Multiplied by a Success Multiplier of:
0% or Less	0.00
More than 0% but Less than 11%	Outperformance percentage multiplied by 4/11
11% or More	4.00

The Pre-multiplier gain is our common stock price minus the Adjusted Strike Price on the date of exercise or the vesting date, as the case may be. Unlike the exercise of a non-qualified stock option, in the situation where the outperformance is 11 percent or greater, the number of shares of our common stock issued upon exercise or vesting of an OSO may be up to four times the number of OSOs awarded.

Dividend Policy. Our current dividend policy, in effect since April 1, 1998, is to retain future earnings for use in our business. As a result, our directors and management do not anticipate paying any cash dividends on shares of our common stock in the foreseeable future. In addition, under certain of our debt covenants we may be restricted from paying cash dividends on shares of our common stock.

Performance Graph.

The following performance graph shall not be deemed to be incorporated by reference by means of any general statement incorporating by reference this Form 10-K into any filing under the Securities Act of 1933, as amended or the Securities Exchange Act of 1934, except to the extent that the company specifically incorporates such information by reference, and shall not otherwise be deemed filed under such acts.

The graph compares the cumulative total return of our common stock for the five year period from 2003 through 2007 with the S&P® 500 Index and the Nasdaq Telecommunications Index. The graph assumes that the value of the investment was $100 on December 31, 2002, and that all dividends and other distributions were reinvested.

Comparison of Five Year Cumulative Total Return Among Our Common Stock, the S&P® 500 Index and the Nasdaq Telecommunications Index


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2007
Level 3 Common Stock
S&P 500® Index
NASDAQ Telecommunications

	12/02	12/03	12/04	12/05	12/06	12/07
Level 3 Common Stock	**100.00**	**116.33**	**69.18**	**58.57**	**114.29**	**62.04**
S&P 500® Index	**100.00**	**128.68**	**142.69**	**149.70**	**173.34**	**182.87**
NASDAQ Telecommunications	**100.00**	**188.26**	**199.05**	**192.21**	**244.42**	**253.15**

LEVEL 3 COMMUNICATIONS, INC. AND SUBSIDIARIES

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Schedules not indicated above have been omitted because of the absence of the conditions under which they are required or because the information called for is shown in the consolidated financial statements or in the notes thereto.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
Level 3 Communications, Inc.:

We have audited the accompanying consolidated balance sheets of Level 3 Communications, Inc. and subsidiaries as of December 31, 2007 and 2006, and the related consolidated statements of operations, cash flows, changes in stockholders' equity (deficit) and comprehensive loss for each of the years in the three-year period ended December 31, 2007. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Level 3 Communications, Inc. and subsidiaries as of December 31, 2007 and 2006, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2007, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Level 3 Communications, Inc.'s internal control over financial reporting as of December 31, 2007, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated February 29, 2008 expressed an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

/s/ **KPMG LLP**

Denver, Colorado
February 29, 2008

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
Level 3 Communications, Inc.:

We have audited Level 3 Communications, Inc.'s internal control over financial reporting as of December 31, 2007, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Level 3 Communications, Inc.'s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying "Management's Report on Internal Control Over Financial Reporting". Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Level 3 Communications, Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Level 3 Communications, Inc. and subsidiaries as of December 31, 2007 and 2006, and the related consolidated statements of operations, cash flows, changes in stockholders' equity (deficit) and comprehensive loss for each of the years in the three-year period ended December 31, 2007, and our report dated February 29, 2008 expressed an unqualified opinion on those consolidated financial statements.

/s/ **KPMG LLP**

Denver, Colorado
February 29, 2008

LEVEL 3 COMMUNICATIONS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
For the three year period ended December 31, 2007

	2007	2006	2005
	(dollars in millions, except per share data)		
Revenue:			
Communications	$ 4,199	$3,311	$1,645
Coal mining	70	67	74
Total revenue	4,269	3,378	1,719
Costs and Expenses (exclusive of depreciation and amortization shown separately below):			
Cost of revenue:			
Communications	1,769	1,460	463
Coal mining	64	57	53
Total cost of revenue	1,833	1,517	516
Depreciation and amortization	942	730	647
Selling, general and administrative	1,723	1,258	769
Restructuring and impairment charges	12	13	23
Total costs and expenses	4,510	3,518	1,955
Operating Loss	(241)	(140)	(236)
Other Income (Expense):			
Interest income	54	64	35
Interest expense	(577)	(648)	(530)
Loss on early extinguishment of debt, net	(427)	(83)	—
Other, net	55	19	29
Total other income (expense)	(895)	(648)	(466)
Loss from Continuing Operations Before Income Taxes	(1,136)	(788)	(702)
Income Tax Benefit (Expense)	22	(2)	(5)
Loss from Continuing Operations	(1,114)	(790)	(707)
Discontinued Operations:			
Income from discontinued operations	—	13	20
Gain on sale of discontinued operations	—	33	49
Income from Discontinued Operations	—	46	69
Net Loss	$(1,114)	$ (744)	$ (638)
Earnings (Loss) Per Share of Common Stock (Basic and Diluted):			
Loss from Continuing Operations	$ (0.73)	$(0.79)	$(1.01)
Income from Discontinued Operations	—	.05	0.10
Net Loss	$ (0.73)	$(0.74)	$(0.91)

See accompanying notes to consolidated financial statements.

LEVEL 3 COMMUNICATIONS, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
December 31, 2007 and 2006

	2007	2006
	(dollars in millions, except per share data)	
Assets		
Current Assets:		
Cash and cash equivalents	$ 714	$ 1,681
Marketable securities	9	235
Restricted cash and securities	23	46
Receivables, less allowances for doubtful accounts of $20 and $17, respectively	395	326
Other	88	101
Total Current Assets	1,229	2,389
Property, Plant and Equipment, net	6,669	6,468
Restricted Cash and Securities	101	90
Goodwill	1,421	408
Other Intangibles, net	680	511
Other Assets, net	145	128
Total Assets	$ 10,245	$ 9,994
Liabilities and Stockholders' Equity		
Current Liabilities:		
Accounts payable	$ 396	$ 391
Current portion of long-term debt	32	5
Accrued payroll and employee benefits	97	92
Accrued interest	128	143
Current portion of deferred revenue	166	128
Other	139	156
Total Current Liabilities	958	915
Long-Term Debt, less current portion	6,832	7,357
Deferred Revenue, less current portion	763	767
Other Liabilities	622	581
Total Liabilities	9,175	9,620
Commitments and Contingencies		
Stockholders' Equity:		
Preferred stock, $.01 par value, authorized 10,000,000 shares: no shares issued or outstanding	—	—
Common stock, $.01 par value, authorized 2,250,000,000 shares: 1,537,862,685 issued and outstanding in 2007 and 1,178,423,105 issued and outstanding in 2006	15	12
Additional paid-in capital	11,004	9,305
Accumulated other comprehensive income (loss)	104	(4)
Accumulated deficit	(10,053)	(8,939)
Total Stockholders' Equity	1,070	374
Total Liabilities and Stockholders' Equity	$ 10,245	$ 9,994

See accompanying notes to consolidated financial statements.

LEVEL 3 COMMUNICATIONS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the three year period ended December 31, 2007

	2007	2006	2005
	(dollars in millions)		
Cash Flows from Operating Activities:			
Net Loss	$(1,114)	$(744)	$(638)
Income from discontinued operations	—	(46)	(69)
Loss from continuing operations	(1,114)	(790)	(707)
Adjustments to reconcile loss from continuing operations to net cash provided by (used in) operating activities of continuing operations:			
Depreciation and amortization	942	730	647
Loss on debt extinguishments, net	427	83	—
Loss on impairments	1	8	9
Gain on sale of property, plant and equipment and other assets	(40)	(7)	(9)
Non-cash compensation expense attributable to stock awards	122	84	51
Amortization of debt issuance costs	15	19	16
Deferred income taxes	(23)	—	—
Accreted interest on long-term debt discount	22	38	33
Accrued interest on long-term debt	(5)	32	30
Change in working capital items net of amounts acquired:			
Receivables	21	131	3
Other current assets	18	8	(15)
Payables	(73)	(23)	(12)
Deferred revenue	17	(53)	(121)
Other current liabilities	(105)	(32)	(26)
Other, net	6	(7)	(17)
Net Cash Provided by (Used in) Operating Activities of Continuing Operations	231	221	(118)
Cash Flows from Investing Activities:			
Proceeds from sales and maturities of marketable securities	333	280	584
Purchases of marketable securities	—	(98)	(648)
Decrease (increase) in restricted cash and securities, net	12	(21)	(4)
Capital expenditures	(633)	(392)	(300)
Advances from discontinued operations, net	—	18	13
Acquisitions, net of cash acquired, and investments	(676)	(749)	(379)
Proceeds from sale of discontinued operations, net of cash sold	(2)	307	82
Proceeds from sale of property, plant and equipment, and other investments	5	7	11
Net Cash Used in Investing Activities	$ (961)	$(648)	$(641)

(continued)

See accompanying notes to consolidated financial statements.

LEVEL 3 COMMUNICATIONS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the three year period ended December 31, 2007 (Continued)

	2007	2006	2005
	(dollars in millions)		
Cash Flows from Financing Activities:			
Long-term debt borrowings, net of issuance costs	$ 2,349	$ 2,256	$ 943
Payments on and repurchases of long-term debt, including current portion and refinancing costs	(2,618)	(1,110)	(130)
Proceeds from warrants and stock-based equity plans	26	—	—
Equity offering	—	543	—
Net Cash (Used in) Provided by Financing Activities	(243)	1,689	813
Discontinued Operations:			
Net cash used in discontinued operating activities	—	(20)	(5)
Net cash used in investing activities	—	(23)	(22)
Net cash used in financing activities	—	—	(1)
Effect of exchange rates on cash and cash equivalents	—	—	(4)
Net Cash Used in Discontinued Operations	—	(43)	(32)
Effect of Exchange Rates on Cash and Cash Equivalents	6	10	(13)
Net Change in Cash and Cash Equivalents	(967)	1,229	9
Cash and Cash Equivalents at Beginning of Year:			
Cash and cash equivalents of continuing operations	1,681	379	338
Cash and cash equivalents of discontinued operations	—	73	105
Cash and Cash Equivalents at End of Year:			
Cash and cash equivalents of continuing operations	$ 714	$ 1,681	$ 379
Cash and cash equivalents of discontinued operations	$ —	$ —	$ 73
Supplemental Disclosure of Cash Flow Information:			
Cash interest paid	$ 545	$ 559	$ 451
Income taxes paid	1	—	—
Noncash Investing and Financing Activities:			
Common stock issued for acquisitions	$ 692	$ 904	$ 313
Equity issued to retire debt	879	—	—
Long-term debt retired by conversion to equity	702	—	—
Amendment and restatement of $730 million credit agreement	—	730	—
Long-term debt issued in exchange transaction	—	619	—
Long-term debt retired in exchange transaction	—	692	—
Settlement of debt obligation and current liabilities with restricted securities	—	—	13
Decrease in deferred revenue related to acquisitions	—	10	2

See accompanying notes to consolidated financial statements.

LEVEL 3 COMMUNICATIONS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY (DEFICIT)
For the three year period ended December 31, 2007

	Common Stock	Additional Paid-in Capital	Accumulated Other Comprehensive Income (Loss)	Accumulated Deficit	Total
			(dollars in millions)		
Balances at December 31, 2004	$ 7	$ 7,371	$ 19	$ (7,554)	$ (157)
Common Stock:					
WilTel acquisition	1	312	—	—	313
Stock plan grants	—	37	—	—	37
Shareworks plan	—	24	—	—	24
401(k) plan	—	15	—	—	15
Net Loss	—	—	—	(638)	(638)
Other Comprehensive Loss	—	—	(70)	—	(70)
Balances at December 31, 2005	8	7,759	(51)	(8,192)	(476)
Adjustment for EITF No. 04-6	—	—	—	(3)	(3)
Adjusted balances at December 31, 2005	8	7,759	(51)	(8,195)	(479)
Common Stock:					
Acquisitions	2	902	—	—	904
Equity offering, net of offering costs	2	541	—	—	543
Stock plan grants	—	60	—	—	60
Shareworks plan	—	25	—	—	25
401(k) plan	—	18	—	—	18
Net Loss	—	—	—	(744)	(744)
Other Comprehensive Income	—	—	47	—	47
Balances at December 31, 2006	12	9,305	(4)	(8,939)	374
Common Stock:					
Acquisitions	1	691	—	—	692
Exercise of warrants and options and stock sales	—	26	—	—	26
Stock plan grants	—	77	—	—	77
401(k) plan	—	28	—	—	28
Debt conversion to equity	2	877	—	—	879
Net Loss	—	—	—	(1,114)	(1,114)
Other Comprehensive Income	—	—	108	—	108
Balances at December 31, 2007	$15	$11,004	$104	$(10,053)	$ 1,070

See accompanying notes to consolidated financial statements.

LEVEL 3 COMMUNICATIONS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
For the three year period ended December 31, 2007

	2007	2006	2005
	(dollars in millions)		
Net Loss	$(1,114)	$(744)	$(638)
Other Comprehensive Income (Loss) Before Income Taxes:			
Foreign currency translation	131	48	(69)
Unrealized appreciation (depreciation) of available-for-sale investment	7	1	(1)
Unrealized depreciation of interest rate swap	(37)	—	—
Other, net	7	(2)	—
Other Comprehensive Income (Loss), Before Income Taxes	108	47	(70)
Income Tax Benefit Related to Items of Other Comprehensive Income (Loss)	—	—	—
Other Comprehensive Income (Loss), Net of Income Taxes	108	47	(70)
Comprehensive Loss	$(1,006)	$(697)	$(708)

SUPPLEMENTARY STOCKHOLDERS' EQUITY (DEFICIT) INFORMATION

	Net Foreign Currency Translation Adjustment	Unrealized Appreciation (Depreciation) of Investment and Interest Rate Swap	Other	Total
	(dollars in millions)			
Accumulated Other Comprehensive Income (Loss):				
Balance at December 31, 2004	$ 50	$ —	$(31)	$ 19
Change	(69)	(1)	—	(70)
Balance at December 31, 2005	(19)	(1)	(31)	(51)
Change	48	1	(2)	47
Balance at December 31, 2006	29	—	(33)	(4)
Change	131	(30)	7	108
Balance at December 31, 2007	$160	$(30)	$(26)	$104

See accompanying notes to consolidated financial statements.

(1) Summary of Significant Accounting Policies

Principles of Consolidation

The consolidated financial statements include the accounts of Level 3 Communications, Inc. and subsidiaries (the "Company" or "Level 3") in which it has control, which are enterprises engaged in the communications and coal mining businesses. Fifty-percent-owned mining joint ventures are consolidated on a pro rata basis. All significant intercompany accounts and transactions have been eliminated.

Level 3 acquired WilTel Communications Group, LLC ("WilTel") on December 23, 2005; Progress Telecom, LLC ("Progress Telecom") on March 20, 2006; ICG Communications, Inc. ("ICG Communications") on May 31, 2006; TelCove, Inc. ("TelCove") on July 24, 2006; Looking Glass Networks Holding Co., Inc. ("Looking Glass") on August 2, 2006; Broadwing Corporation ("Broadwing") on January 3, 2007; the Content Delivery Network services business ("CDN Business") of SAVVIS, Inc. on January 23, 2007; and Servecast Limited ("Servecast") on July 11, 2007. As applicable, the Company also acquired these companies' operating subsidiaries. The results of operations, cash flows and financial position attributable to these acquisitions are included in the consolidated financial statements from the respective dates of their acquisition (See Note 2).

On September 7, 2006, Level 3 sold Software Spectrum, Inc. ("Software Spectrum"), the Company's software reseller business, to Insight Enterprises, Inc. ("Insight Enterprises"). On November 30, 2005, Level 3 sold (*i*)Structure, LLC ("(*i*)Structure"), Level 3's wholly owned IT infrastructure management outsourcing subsidiary, to Infocrossing, Inc. ("Infocrossing"). The two businesses comprised Level 3's information services segment. The results of operations, financial condition and cash flows for the Software Spectrum and (*i*)Structure businesses have been classified as discontinued operations in the consolidated financial statements and related notes for all periods presented in this report (See Note 3).

On December 19, 2007, Level 3 announced that it had reached a definitive agreement to sell the advertising distribution business of Vyvx, LLC ("Vyvx Ads") to DG FastChannel, Inc. for $129 million in cash. The sale is expected to close in the second quarter of 2008 subject to regulatory approval. The results of operations for the Vyvx Ads business are included in continuing operations from when it was acquired as part of the WilTel transaction in December 2005. The pending disposal of the Vyvx Ads business does not meet the criteria under SFAS No. 144 for presentation as discontinued operations since the business is not considered an asset group as defined in Statement of Financial Accounting Standard ("SFAS") No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" ("SFAS No. 144").

Communications

The Company's communications business provides a broad range of integrated communications services primarily in the United States and Europe as a facilities-based provider (that is, a provider that owns or leases a substantial portion of the property, plant and equipment necessary to provide its services). The Company has created, through a combination of construction, purchase and leasing of facilities and other assets, an advanced international, end-to-end, facilities-based communications network. The Company has built, and continues to upgrade, the network based on optical and Internet Protocol technologies in order to leverage the efficiencies of these technologies to provide lower cost communications services.

(1) Summary of Significant Accounting Policies (Continued)

Revenue for communications services, including private line, wavelengths, colocation, Internet access, managed modem, voice, video and dark fiber, is recognized monthly as the services are provided based on contractual amounts expected to be collected. Management establishes appropriate revenue reserves using an analysis of historical credit activity to address, where significant, circumstances that at the time services are rendered, collection is not reasonably assured either due to credit risk, the potential for billing disputes or other reasons. Reciprocal compensation revenue is recognized when an interconnection agreement is in place with another carrier, or if an agreement has expired, when the parties have agreed to continue operating under the previous agreement until a new agreement is negotiated and executed; or at rates mandated by the FCC.

Certain sale and long-term indefeasible right of use or IRU agreements of dark fiber and capacity are required to be accounted for in the same manner as sales of real estate with property improvements or integral equipment. This accounting treatment results in the deferral of the cash that has been received and the recognition of revenue ratably over the term of the agreement (currently up to 20 years).

Termination revenue is recognized when a customer discontinues service prior to the end of the contract period, for which Level 3 had previously received consideration and for which revenue recognition was deferred. Termination revenue is also recognized when customers are required to make termination penalty payments to Level 3 to settle contractually committed purchase amounts that the customer no longer expects to meet or when a customer and Level 3 renegotiate a contract under which Level 3 is no longer obligated to provide services for consideration previously received and for which revenue recognition has been deferred.

The Company is obligated under dark fiber IRUs and other capacity agreements to maintain its network in efficient working order and in accordance with industry standards. Customers are obligated for the term of the agreement to pay for their allocable share of the costs for operating and maintaining the network. The Company recognizes this revenue monthly as services are provided.

Level 3's customer contracts require the Company to meet certain service level commitments. If Level 3 does not meet the required service levels, it may be obligated to provide credits, usually in the form of free service, for a short period of time. The original services that resulted in the credits are not included in revenue and, to date, have not been material.

Cost of revenue for the communications business includes leased capacity, right-of-way costs, access charges and other third party costs directly attributable to the network, but excludes depreciation and amortization and related impairment expenses. The Company also includes in communications cost of revenue the satellite transponder lease costs, the package delivery costs and the blank tape media costs attributable to its video distribution business.

The Company recognizes the cost of network services as they are incurred in accordance with contractual requirements. The Company disputes incorrect billings from its suppliers of network services. The most prevalent types of disputes include disputes for circuits that are not disconnected by its supplier on a timely basis and usage bills with incorrect or inadequate information. Depending on the type and complexity of the issues involved, it may and often does take several quarters to resolve the disputes.

In determining the amount of the cost of network service expenses and related accrued liabilities to reflect in its financial statements, the Company considers the adequacy of documentation of

(1) Summary of Significant Accounting Policies (Continued)

disconnect notices, compliance with prevailing contractual requirements for submitting these disconnect notices and disputes to the provider of the network services, and compliance with its interconnection agreements with these carriers. Significant judgment is required in estimating the ultimate outcome of the dispute resolution process, as well as any other amounts that may be incurred to conclude the negotiations or settle any litigation. Actual results could vary from the estimated amounts accrued for disputes.

Concentration of Credit Risk

The Company provides communications services to a wide range of wholesale and enterprise customers, ranging from well capitalized national carriers to smaller, early stage companies. The Company has in place policies and procedures to review the financial condition of potential and existing customers and concludes whether collectability of revenue and other out-of-pocket expenses is probable prior to the commencement of services. If the financial condition of an existing customer deteriorates to a point where payment for services is in doubt, the Company will not recognize revenue attributable to that customer until cash is received. As a result of the WilTel acquisition in 2005 and the Progress Telecom, ICG Communications, TelCove and Looking Glass acquisitions in 2006, the total number of customers increased to approximately 18,000 at December 31, 2006. As a result of the Broadwing, CDN Business and Servecast acquisitions in 2007, the total number of customers increased to approximately 34,000 at December 31, 2007. The policies and procedures for reviewing the financial condition of the additional customers related to the acquisitions remained consistent with those described above and as a result, the Company does not believe its overall credit risk has increased significantly. The Company has from time to time entered into agreements with value-added resellers and other channel partners to reach consumer and enterprise markets for voice services. The Company has policies and procedures in place to evaluate the financial condition of these resellers prior to initiating service to the final customer. The Company is not immune from the effects of downturns in the communications industry; however, management believes the concentration of credit risk with respect to receivables is mitigated due to the dispersion of the Company's customer base among different industries and geographic areas and remedies provided by the terms of contracts and statutes.

Approximately 34% of Level 3's communications revenue was concentrated among its top ten customers for the year ended December 31, 2007. Revenue attributable to AT&T, Inc. and subsidiaries, including SBC Communications, Bell South Communications and AT&T Mobility (formerly Cingular Wireless) amounted, on an aggregate basis, to approximately $624 million and $1.1 billion for the years ended December 31, 2007 and 2006, respectively. This represents approximately 15% and 32% of consolidated revenue for the years ended December 31, 2007 and 2006, respectively, and is included within the Communications segment in the consolidated statements of operations. Prior to the acquisition of WilTel in December 2005, AT&T, Inc. and subsidiaries was not a significant customer of the Company.

Discontinued Information Services

On September 7, 2006, Level 3 sold Software Spectrum, Inc. ("Software Spectrum"), the Company's software reseller business, to Insight. On November 30, 2005, Level 3 sold (*i*)Structure, Level 3's wholly owned IT infrastructure management outsourcing subsidiary to Infocrossing. The two businesses comprised Level 3's information services segment. The results of operations, financial condition and cash flows for the Software Spectrum and (*i*)Structure businesses have been classified as

(1) Summary of Significant Accounting Policies (Continued)

discontinued operations in the consolidated financial statements and related footnotes for all periods presented in this report (See Note 3).

Selling, General and Administrative Expenses

Selling, general and administrative expenses include salaries, wages and related benefits (including non-cash charges for stock based compensation), property taxes, travel, insurance, rent, contract maintenance, advertising and other administrative expenses. Selling, general and administrative expenses also include network related expenses such as network facility rent, utilities and maintenance costs.

Advertising Costs

Level 3 expenses the cost of advertising as incurred. Advertising expense is included as a component of selling, general and administrative expenses in the accompanying consolidated statements of operations.

Advertising expense was $16 million, $8 million and $6 million for the years ended December 31, 2007, 2006 and 2005, respectively.

Stock-Based Employee Compensation

The Company has accounted for stock-based employee compensation using a fair value based method pursuant to SFAS No. 123 "Accounting for Stock-Based Compensation" ("SFAS No. 123") since 1998. For the year ended December 31, 2005, the Company recognized expense using the accelerated vesting methodology of FASB Interpretation No. 28 "Accounting for Stock Appreciation Rights and Other Variable Stock Option or Award Plans" ("FIN 28") (See Note 16). Beginning January 1, 2006, Level 3 adopted the provisions of SFAS No. 123R, "Share-Based Payment" ("SFAS No. 123R"). Under SFAS No. 123R, the Company separates each award into vesting tranches and recognizes expense for each tranche over the vesting period in the same manner as under FIN 28. The adoption of SFAS No. 123R as of January 1, 2006 did not have a material effect on the Company's financial position or results of operations.

Depreciation and Amortization

Property, plant and equipment are recorded at cost. Depreciation and amortization for the Company's property, plant and equipment are computed on straight-line and accelerated (for certain coal assets) methods based on the following useful lives:

Facility and Leasehold Improvements	10 - 40 years
Network Infrastructure (including fiber and conduit)	12 - 25 years
Operating Equipment	4 - 7 years
Furniture, Fixtures, Office Equipment and Other	2 - 7 years

During 2006, Level 3 determined that the period it expects to use its existing fiber and certain equipment is longer than the remaining useful lives as originally estimated. As a result, the Company extended the depreciable life of its existing fiber from 7 years to 12 years, its existing transmission equipment from 5 years to 7 years and its existing IP equipment from 3 years to 4 years.

(1) Summary of Significant Accounting Policies (Continued)

Leasehold improvements are depreciated over the shorter of their estimated useful lives or lease terms that are reasonably assured.

Earnings (Loss) Per Share

Basic earnings (loss) per share have been computed using the weighted average number of shares outstanding during each period. Diluted earnings (loss) per share is computed by including the dilutive effect of common stock that would be issued assuming conversion or exercise of outstanding convertible notes, stock options, stock based compensation awards and other dilutive securities. No such items were included in the computation of diluted loss per share in 2007, 2006 or 2005 because the Company incurred a loss from continuing operations in each of these periods and the effect of inclusion would have been anti-dilutive.

Trade Accounts Receivable

Trade accounts receivable are recorded at the invoiced amount and can bear interest. The allowance for doubtful accounts is the Company's best estimate of the amount of probable credit losses in the Company's existing accounts receivable. The Company determines the allowance based on an analysis of its historical experience with bad debt writeoffs and aging of the accounts receivable balance. The Company reviews its allowance for doubtful accounts quarterly. Past due balances over 90 days and over a specified amount are reviewed individually for collectability. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. The Company does not have any off-balance sheet credit exposure related to its customers.

Restricted Cash and Securities

The Company classifies any cash or investments that collateralize outstanding letters of credit, long-term debt, and certain operating or performance obligations of the Company as restricted cash. The Company also classifies cash and investments restricted to fund certain reclamation liabilities as restricted cash. The classification of restricted cash on the consolidated balance sheet as current or noncurrent is dependent on the duration of the restriction and the purpose for which the restriction exists.

Long-Lived Assets

The Company segregates identifiable intangible assets acquired in an acquisition from goodwill. In accordance with SFAS No. 142, "Goodwill and Other Intangible Assets" ("SFAS No. 142"), goodwill is no longer amortized, and is evaluated for impairment at least annually.

Other intangible assets primarily include customer contracts, customer relationships, patents and technology acquired in business combinations. The intangible assets with estimated useful lives are amortized on a straight-line basis over the expected period of benefit, which ranges from 2 to 12 years. Certain intangibles acquired in the WilTel and TelCove transactions have an indefinite life. In accordance with SFAS No. 142, the Company evaluates its indefinite lived intangible assets for impairment annually or as circumstances change that could affect the recoverability of the carrying amount of the assets.

(1) Summary of Significant Accounting Policies (Continued)

The Company at least annually, or as events or circumstances change that could affect the recoverability of the carrying value of its long-lived assets, conducts a comprehensive review of the carrying value of its assets to determine if the carrying amount of the assets are recoverable in accordance with SFAS No. 144 "Accounting for the Impairment or Disposal of Long-lived Assets." This review requires the identification of the lowest level of identifiable cash flows for purposes of grouping assets subject to review. The estimate of undiscounted cash flows includes long-term forecasts of revenue growth, gross margins and capital expenditures. All of these items require significant judgment and assumptions. An impairment loss may exist when the estimated undiscounted cash flows attributable to the assets are less than their carrying amount. If an asset is deemed to be impaired, the amount of the impairment loss recognized represents the excess of the asset's carrying value as compared to its estimated fair value, based on management's assumptions and projections.

Management's estimate of the future cash flows attributable to its long-lived assets and the fair value of its businesses involve significant uncertainty. Those estimates are based on management's assumptions of future results, growth trends and industry conditions. The impairment analysis of long-lived assets also requires management to make certain subjective assumptions and estimates regarding the expected future use of certain empty conduits included in the network asset group and the expected future use of certain empty conduit evaluated for impairment separately from the network asset group.

Accounting for Asset Retirement Obligations

The Company follows the policy of providing an accrual for reclamation of mined properties in accordance with SFAS No. 143, "Accounting for Asset Retirement Obligations" ("SFAS No. 143"), based on the estimated total cost of restoration of such properties to meet compliance with laws governing surface mining. These estimated costs are calculated based on the expected future risk adjusted cash flows to remediate such properties discounted at a risk-free rate. The Company also provides an accrual for obligations related to certain colocation leases and right-of-way agreements in accordance with SFAS No. 143, based on the estimated total cost of restoration of such properties to their original condition. These estimated obligations are calculated based on the expected discounted future cash flows using the Company's estimated weighted average cost of capital at the time the obligation is incurred and applying a probability factor for conditional restoration obligations. Changes in expected future cash flows are discounted at interest rates that were in effect at the time of the original estimate for downward revisions to such cash flows, and at interest rates in effect at the time of the change for upward revisions in the expected future cash flows.

Income Taxes

Deferred income taxes are provided for the temporary differences between the financial reporting and tax basis of the Company's assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. The U.S. net operating losses not utilized can be carried forward for 20 years to offset future taxable income. The majority of the foreign jurisdiction net operating losses not utilized can be carried forward indefinitely. A valuation allowance has been recorded against the majority of the Company's deferred tax assets, as the Company has concluded that under relevant accounting standards, it is more likely than not that deferred tax assets will be not be realizable. The Company recognizes interest and penalty expense associated with uncertain tax positions as a component of income tax expense in the consolidated statements of operations.

(1) Summary of Significant Accounting Policies (Continued)

Foreign Currencies

Generally, local currencies of foreign subsidiaries are the functional currencies for financial reporting purposes. Assets and liabilities are translated into U.S. dollars at year-end exchange rates. Revenue, expenses and cash flows are translated using average exchange rates prevailing during the year. Gains or losses resulting from currency translation are recorded as a component of accumulated other comprehensive income (loss) in stockholders' equity (deficit) and in the statements of comprehensive loss. A significant portion of the Company's foreign subsidiaries have either British Pound or the Euro as the functional currency, both of which experienced significant fluctuations against the U.S. dollar during 2007, 2006 and 2005. As a result, the Company has experienced significant foreign currency translation adjustments that are recognized as a component of accumulated other comprehensive income (loss) in stockholders' equity (deficit) and in the statement of comprehensive loss in accordance with SFAS No. 52 "Foreign Currency Translation". The Company considers its investments in its foreign subsidiaries to be long-term in nature.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. The most critical estimates and assumptions are made in determining the allowance for doubtful accounts, revenue reserves, recoverability of long-lived and indefinite-lived assets, useful lives of long-lived assets, accruals for estimated liabilities that are probable and estimatable, cost of revenue disputes for the communications business, unfavorable contract liabilities set up in purchase accounting, asset retirement obligations and the fair value of stock and option grants. Actual results could differ from those estimates and assumptions.

Recently Issued Accounting Pronouncements

In June 2006, the Financial Accounting Standards Board ("FASB") issued Interpretation No. 48, "Accounting for Uncertainty in Income Taxes—An Interpretation of FASB Statement No. 109" ("FIN No. 48"), which was effective for Level 3 starting January 1, 2007. FIN No. 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with FASB Statement No. 109, "Accounting for Income Taxes". FIN No. 48 also prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return that results in a tax benefit. Additionally, FIN No. 48 provides guidance on de-recognition, income statement classification of interest and penalties, accounting in interim periods and disclosure. The Company's policy is to recognize interest and penalty expense associated with uncertain tax positions as a component of income tax expense in the consolidated statements of operations. The adoption of FIN No. 48 did not have an effect on the Company's consolidated results of operations or financial condition as of and for the year ended December 31, 2007.

In June 2006, the FASB ratified the consensus on EITF Issue No. 06-3, "How Taxes Collected from Customers and Remitted to Governmental Authorities Should Be Presented in the Income Statement" ("EITF No. 06-3"), which was effective for Level 3 starting January 1, 2007. The scope of

(1) Summary of Significant Accounting Policies (Continued)

EITF No. 06-3 includes any tax assessed by a governmental authority that is directly imposed on a revenue-producing transaction between a seller and a customer and may include, but is not limited to, sales, use, value added, Universal Service Fund ("USF") contributions and some excise taxes. The Task Force concluded that entities should present these taxes in the income statement on either a gross or a net basis, based on their accounting policy, which should be disclosed pursuant to APB Opinion No. 22, "Disclosure of Accounting Policies". If such taxes are significant and are presented on a gross basis, the amounts of those taxes should be disclosed. The Company records USF contributions on a gross basis in its consolidated statements of operations, but records sales, use, value added and excise taxes billed to its customers on a net basis in its consolidated statements of operations. Communications revenue on the consolidated statements of operations includes USF contributions totaling $45 million, $19 million and $7 million for the years ended December 31, 2007, 2006 and 2005, respectively. The adoption of EITF No. 06-3 did not have a material effect on the Company's consolidated results of operations or financial condition for year ended December 31, 2007, as the policy followed was consistent before and after adoption.

In September 2006, the FASB issued Statements of Financial Accounting Standards ("SFAS") No. 157, "Fair Value Measurements" ("SFAS No. 157"), which defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. SFAS No. 157 does not require any new fair value measurements, but provides guidance on how to measure fair value by providing a fair value hierarchy used to classify the source of the information. This statement is effective for fiscal years beginning after November 15, 2007 and interim periods within that fiscal year. The adoption of SFAS No. 157 is not expected to have a material effect on the Company's consolidated results of operations or financial condition upon adoption on January 1, 2008.

In December 2007, the FASB issued SFAS No. 141 (Revised 2007), "Business Combinations" ("SFAS No. 141R"), which replaces SFAS No. 141, "Business Combinations." SFAS No.141R retains the underlying concepts of SFAS No. 141 in that all business combinations are still required to be accounted for at fair value under the acquisition method of accounting, but SFAS No. 141R will significantly change the accounting for business combinations. Under SFAS 141R, an acquiring entity will be required to recognize all the assets acquired and liabilities assumed in a transaction at the acquisition-date fair value with limited exceptions. SFAS No. 141R will change the accounting treatment for certain specific acquisition related items including: (1) expensing acquisition related costs as incurred; (2) expensing changes in deferred tax asset valuation allowances and income tax uncertainties after the acquisition date; (3) valuing noncontrolling interests at fair value at the acquisition date; and (4) expensing restructuring costs associated with an acquired business. SFAS No. 141R also includes a substantial number of new disclosure requirements. SFAS No. 141R is to be applied prospectively to business combinations for which the acquisition date is on or after January 1, 2009.

In December 2007, the FASB issued SFAS No. 160, "Noncontrolling Interests in Consolidated Financial Statements" ("SFAS No. 160"). SFAS No. 160 requires noncontrolling interests, previously referred to as minority interests, to be treated as a separate component of equity, not as a liability or other item outside of permanent equity and applies to the accounting for noncontrolling interests and transactions with noncontrolling interest holders in consolidated financial statements. SFAS No. 160 will be applied prospectively to all noncontrolling interests, including any that arose before the effective date except that comparative period information must be restated to classify noncontrolling interests in

(1) Summary of Significant Accounting Policies (Continued)

equity, attributed net income and other comprehensive income to noncontrolling interests, and provide other disclosures required by SFAS No. 160. This statement is effective for the Company beginning January 1, 2009. The Company is currently assessing the potential effect that the adoption of SFAS No. 160 will have on its consolidated results of operations or financial condition.

Reclassifications

Certain prior year amounts have been reclassified to conform to the December 31, 2007 presentation.

(2) Acquisitions

In 2006, the Company embarked on a strategy to expand its presence in metropolitan markets and began offering services to enterprise customers through its Business Markets Group. This strategy allows the Company to terminate traffic over its owned facilities rather than paying third parties to terminate the traffic. The expansion into new metro markets also provides additional opportunities to sell services to bandwidth intensive businesses on the Company's national and international networks. In order to expedite the expansion of its metro business, Level 3 acquired Progress Telecom, ICG Communications, TelCove and Looking Glass in 2006 and Broadwing in the first quarter of 2007. Level 3 has also embarked on a strategy to expand its content delivery network services with the acquisitions of the CDN Business in the first quarter of 2007 and Servecast in the third quarter of 2007. The results of operations attributable to each acquisition are included in the consolidated financial statements from the date of acquisition. The value of Level 3 common stock issued in connection with the acquisitions was determined based on the average closing price for Level 3 common stock two days before and two days after the date the acquisition was announced multiplied by the number of shares issued.

Servecast Acquisition: On July 11, 2007, Level 3 completed the acquisition of Servecast Limited; a Dublin, Ireland based provider of live and on-demand video management and streaming services for broadband and mobile platforms. Level 3 paid approximately €34 million, or $46 million, in cash, including $1 million of transaction costs, to complete the acquisition of Servecast.

CDN Business Acquisition: On January 23, 2007, Level 3 completed the acquisition of the Content Delivery Network services business of SAVVIS, Inc. Level 3 paid $133 million in cash (including transaction costs) to acquire the assets of the CDN Business, including network elements, customer contracts and intellectual property used in the CDN Business. The purchase price was subsequently increased by less than $1 million for working capital and other contractual matters. The Company paid this adjustment in April 2007.

Broadwing Acquisition: On January 3, 2007, Level 3 acquired Broadwing, a publicly held provider of optical network communications services. Under the terms of the merger agreement dated October 16, 2006, Level 3 paid $8.18 of cash plus 1.3411 shares of Level 3 common stock for each share of Broadwing common stock outstanding at closing. In total, Level 3 paid approximately $753 million of cash, including $9 million of transaction costs, and issued approximately 123 million shares of the Company's common stock, valued at $688 million. As part of the Broadwing acquisition, approximately 3.8 million previously issued Broadwing warrants (valued at approximately $4 million) became exercisable for approximately 5.1 million shares of Level 3 common stock. In the second

(2) Acquisitions (Continued)

quarter of 2007, the Company subsequently reduced the total consideration paid by $4 million for insurance proceeds received in June 2007 that related to the settlement of an insurance claim that occurred prior to the acquisition. In the fourth quarter of 2007, the Company incurred additional transaction costs of $2 million related to the transaction.

In connection with the acquisition of Broadwing, the Company guaranteed $180 million in aggregate principal amount of Broadwing Corporation's 3.125% Convertible Senior Debentures due 2026 (the "Broadwing Debentures") and the transaction included $24 million in capital lease obligations related primarily to a metro fiber IRU agreement. As of February 16, 2007, the holders of $179 million in aggregate principal amount of the Broadwing Debentures converted their Broadwing Debentures into a total of 17 million shares of Level 3 common stock and approximately $105 million in cash pursuant to the terms of the indenture governing the Broadwing Debentures and the agreement whereby Level 3 acquired Broadwing. The remaining $1 million in aggregate principal amount of the Broadwing Debentures was repurchased by Broadwing at 100% of par as required by the indenture governing the Broadwing Debentures.

Looking Glass Acquisition: On August 2, 2006, Level 3 completed the acquisition of Looking Glass, a privately held Illinois-based telecommunications company. The consideration paid by Level 3 consisted of approximately $13 million in cash, including $4 million of transaction costs, and approximately 21 million shares of Level 3 common stock valued at $84 million. In addition, at the closing, Level 3 repaid approximately $67 million of Looking Glass liabilities. The transaction purchase price is not subject to any post-closing adjustments.

Level 3 entered into certain transactions with Looking Glass prior to the acquisition of Looking Glass by Level 3, whereby Level 3 received cash for communications services to be provided in the future and which was originally recognized as deferred revenue. As a result of the acquisition, Level 3 can no longer amortize this deferred revenue into earnings and, accordingly, reduced the purchase price applied to the net assets acquired in the Looking Glass transaction by $2 million, the amount of the unamortized deferred revenue balance on August 2, 2006.

TelCove Acquisition: On July 24, 2006, Level 3 completed the acquisition of TelCove, a privately held Pennsylvania-based telecommunications company. Under terms of the agreement, Level 3 paid $446 million in cash and issued approximately 150 million shares of Level 3 common stock, valued at $623 million. In addition, Level 3 repaid $132 million of TelCove debt and acquired $12 million in capital leases in the transaction. Also, the Company paid third party costs of approximately $15 million related to the transaction, which included certain costs incurred by TelCove.

Level 3 entered into certain transactions with TelCove prior to the acquisition of TelCove by Level 3, whereby Level 3 received cash for communications services to be provided in the future and which was originally recognized as deferred revenue. As a result of the acquisition, Level 3 can no longer amortize this deferred revenue into earnings and, accordingly, reduced the purchase price applied to the net assets acquired in the TelCove transaction by $3 million, the amount of the unamortized deferred revenue balance on July 24, 2006.

ICG Communications: On May 31, 2006, Level 3 acquired all of the stock of ICG Communications, a privately held Colorado-based telecommunications company, from MCCC ICG Holdings, LLC excluding certain assets and liabilities. Under the terms of the purchase agreement, Level 3 purchased ICG Communications for an aggregate consideration consisting of approximately

(2) Acquisitions (Continued)

26 million shares of Level 3 common stock, valued at $131 million, and approximately $45 million in cash. The Company also incurred costs of less than $1 million related to the transaction. Post-closing adjustments, primarily working capital and other contractual matters resulted in additional consideration of approximately $3 million.

Level 3 entered into certain transactions with ICG Communications prior to the acquisition of ICG Communications by Level 3, whereby Level 3 received cash for communications services to be provided in the future and which was originally recognized as deferred revenue. As a result of the acquisition, Level 3 can no longer amortize this deferred revenue into earnings and, accordingly, reduced the purchase price applied to the net assets acquired in the ICG Communications transaction by $1 million, the amount of the unamortized deferred revenue balance on May 31, 2006.

Progress Telecom: On March 20, 2006, Level 3 completed its acquisition of all of the membership interests of Progress Telecom from PT Holding Company LLC ("PT Holding") excluding certain specified assets and liabilities of Progress Telecom. Progress Telecom was owned by PT Holding which is jointly owned by Progress Energy, Inc. and Odyssey Telecorp, Inc. Under the terms of the purchase agreement, Level 3 purchased Progress Telecom for an aggregate purchase price consisting of approximately $69 million in cash and approximately 20 million shares of Level 3 common stock, valued at $66 million. The purchase price was subsequently reduced by $2 million for working capital and other contractual matters. The Company received payment of the $2 million adjustment in July 2006.

Level 3 entered into certain transactions with Progress Telecom prior to the acquisition of Progress Telecom by Level 3, whereby Level 3 received cash for communications services to be provided in the future and which was originally recognized as deferred revenue. As a result of the acquisition, Level 3 can no longer amortize this deferred revenue into earnings and, accordingly, reduced the purchase price applied to the net assets acquired in the Progress Telecom transaction by $4 million, the amount of the unamortized deferred revenue balance on March 20, 2006.

WilTel: On December 23, 2005, the Company completed the acquisition of WilTel from Leucadia National Corporation and its subsidiaries (together "Leucadia"). The consideration paid consisted of approximately $390 million in cash (which included a $16 million adjustment for estimated excess working capital), plus $100 million in cash to reflect Leucadia's having complied with its obligation to leave that amount of cash in WilTel, and 115 million newly issued unregistered shares of Level 3 common stock, valued at $313 million.

The Company also incurred costs of approximately $7 million related to the transaction. The cash purchase price was subject to post-closing adjustments based on actual working capital and other contractual items as of the closing date. In March 2006, Leucadia and Level 3 agreed that the purchase price for WilTel should decrease by approximately $27 million as a result of working capital and other contractual post-closing adjustments. Level 3 received payment of the $27 million adjustment in April 2006.

The final valuation indicated that the fair value of the identifiable assets acquired exceeded the total of the purchase price paid and the liabilities assumed in the transaction. As a result, the excess value was applied against the fair value of the long-lived assets obtained in the transaction. The $27 million post-closing adjustment resulted in an additional decrease in long-lived assets in the first quarter of 2006.

(2) Acquisitions (Continued)

Level 3 entered into certain transactions with WilTel prior to the acquisition of WilTel by Level 3, whereby it received cash for communications services to be provided in the future. As a result of the acquisition, Level 3 can no longer amortize this deferred revenue into earnings and accordingly, reduced the purchase price applied to the net assets acquired in the WilTel transaction by $2 million, the amount of the unamortized deferred revenue balance on December 23, 2005.

The acquisition included all of WilTel's communications business and WilTel's Vyvx video transmission business. The acquisition also included a multi-year contract between SBC Service, Inc. and WilTel ("SBC Contract Services Agreement"). SBC Services, Inc. became a subsidiary of AT&T Inc. ("AT&T") (together "SBC") and announced its intention to migrate the services provided by WilTel to the merged SBC Services, Inc. and AT&T network. WilTel and SBC amended the SBC Contract Services Agreement to run through 2009. The agreement provides a gross margin purchase commitment of $335 million from December 2005 through the end of 2007, and $75 million from January 2008 through the end of 2009. As of December 31, 2007, SBC fully satisfied the $335 million of the December 2005 to the end of 2007 gross margin purchase commitment. SBC's purchases of services that exceed the original $335 million gross margin purchase commitment now count toward the $75 million gross margin purchase commitment for the period from January 2008 through the end of 2009. As of December 31, 2007, SBC had satisfied $39 million of the $75 million gross margin purchase commitment. Originating and terminating access charges paid to local phone companies are passed through to SBC in accordance with a formula that approximates cost. Additionally, the SBC Contract Services Agreement provides for the payment of $50 million from SBC if certain performance criteria are met by Level 3. The Company met the required performance criteria and recorded annual revenue of $25 million in both 2006 and 2007 under the agreement. Of the annual amounts, 50% was based on monthly performance criteria and the remaining 50% was based on performance criteria for the full year. The performance-based incentive provisions of the agreement ended on December 31, 2007. Level 3 will not earn performance-based incentives in 2008 under the SBC Contract Services Agreement.

As specified in the purchase agreement with Leucadia, WilTel transferred certain excluded assets to Leucadia and Leucadia assumed certain excluded liabilities. The excluded assets included all cash and cash equivalents in excess of $100 million at closing, all marketable securities, WilTel's headquarters building located in Tulsa, Oklahoma and certain other miscellaneous assets. In addition, WilTel assigned to Leucadia all of its right to receive cash payments from SBC totaling $236 million, pursuant to the Termination, Mutual Release and Settlement Agreement, dated June 15, 2005, among Leucadia, WilTel and SBC. The excluded liabilities include all of WilTel's long-term debt obligations, WilTel's obligations under its defined benefit pension plan, certain other employee related liabilities and other claims. The agreement required Leucadia to pay in full all of WilTel's obligations under its credit agreement and for Leucadia to release WilTel from any obligation under the outstanding mortgage note secured by its headquarters building. Level 3 entered into an agreement with Leucadia to lease a portion of the former WilTel headquarters building in Tulsa.

(2) Acquisitions (Continued)

Purchase Price Allocation

Under business combination accounting, the total final purchase price for each of the acquired companies was allocated to the net tangible and identifiable intangible assets based on their estimated fair values as of the acquisition dates. The allocation of the purchase price was based upon valuations performed for each acquired company. The valuations for the WilTel, Progress Telecom, ICG Communications, TelCove, Looking Glass, Broadwing and CDN Business acquisitions have been finalized. The valuation for the Servecast acquisition is in the process of being finalized.

The valuations for the WilTel, Looking Glass and CDN Business acquisitions indicated that the fair value of the assets acquired exceeded the total of the purchase price paid and the liabilities assumed in the transactions. As a result, the excess value was applied against the estimated fair value of the long-lived assets in each transaction. The valuations for the Progress Telecom, ICG Communications and TelCove acquisitions in 2006 and the valuations for the Broadwing and Servecast acquisitions in 2007 indicated that the fair value of the assets acquired was less than the total of the purchase price paid and the liabilities assumed in the transactions. As a result, the excess purchase price was assigned to goodwill for each acquisition.

Tangible and Intangible Long-Lived Assets

In performing the purchase price allocation for each acquired company, the Company considered, among other factors, the intention for future use of acquired assets, analysis of historical financial performance and estimates of future performance of each acquired company's products. The fair value of assets was based, in part, on a valuation using either a cost, income, or in some cases, market valuation approach and estimates and assumptions provided by management. The tangible assets primarily include the real and personal property used to provide communications services, as well as video services in the case of the WilTel acquisition. In addition, tangible assets include the fair value of software purchased or developed by each company, if applicable. Intangible assets consist primarily of customer relationships, patents and developed technology and the Vyvx trademark. Management has established indefinite lives on the Vyvx trademark and certain other intangible assets, lives ranging from 6 to 12 years for the customer relationships and lives ranging from 10 to 12 years for patents and developed technology.

Deferred Revenue

The fair value of deferred revenue included in the final purchase price allocation for each acquired company was determined based on monthly amounts billed in advance for which services would be provided to customers in the period immediately following acquisition. Level 3 did not record deferred revenue for long-term contracts in which the acquired company had already received consideration from the customer as Level 3 does not expect to incur any direct and incremental costs associated with these contracts.

Current and Noncurrent Obligations

The fair value of each acquired company's current liabilities was determined based on the expected cash flows for the twelve months following the date of acquisition. Level 3 did not present value the cash flows as it does not expect the present values to be significantly different from the gross cash flows.

(2) Acquisitions (Continued)

The noncurrent obligations assumed in each acquisition, if applicable, have been recorded at their present value using an appropriate interest rate. The Company has identified certain acquired facilities that it does not expect to utilize for the combined business. The Company has also revalued the asset retirement obligations of each acquired company using Level 3's weighted average cost of capital rather than the acquired company's weighted average cost of capital.

Pro Forma Financial Information

The unaudited financial information in the table below summarizes the combined results of operations of Level 3 and the acquired businesses, on a pro forma basis, as though the companies acquired in 2006 and 2007 had been combined as of the beginning of each of the periods presented. The pro forma financial information is presented for informational purposes only and is not indicative of the results of operations that would have been achieved if the acquisitions had taken place at the beginning of each of the periods presented. The pro forma financial information for all periods presented includes the business combination accounting effect on historical revenue of the acquired companies, adjustments to depreciation on acquired property, amortization charges from acquired intangible assets, restructuring costs and acquisition costs reflected in the historical statements of operations for periods prior to Level 3's acquisition.

	Unaudited Pro Forma Years ended December 31,	
	2007	2006
	(dollars in millions, except per share data)	
Revenue	$ 4,273	$ 4,595
Loss from Continuing Operations	$ (1,115)	$ (890)
Income from Discontinued Operations	—	46
Net Loss	$ (1,115)	$ (844)
Per common share:		
Loss from continuing operations	$ (0.73)	$ (0.69)
Income from discontinued operations	—	0.04
Net loss	$ (0.73)	$ (0.65)
Pro Forma Weighted Average Common Shares Outstanding (in thousands)	1,518,906	1,284,878

Included in the actual results and pro forma financial information for the year ended December 31, 2007 are certain amounts which affect the comparability of the results, including net losses of $427 million as a result of the early extinguishments of certain long-term debt, a gain of $37 million from the partial sale of the Company's investment in Infinera shares, a tax benefit of $23 million as a result of recognizing a deferred tax benefit for the reversal of a valuation allowance, a workforce reduction charge of $11 million and $10 million of termination revenue.

Included in the actual results and pro forma financial information for the year ended December 31, 2006 are certain amounts which affect the comparability of the results, including net

(2) Acquisitions (Continued)

losses of $83 million as a result of the early extinguishments of certain long-term debt, $11 million of termination revenue, income from discontinued operations of $46 million, a workforce reduction charge of $5 million, and non-cash impairment charges of $8 million that primarily resulted from the decision to terminate certain information technology projects in the Communications business.

The fair value of the assets acquired and the liabilities assumed in the Servecast transaction is based upon a preliminary valuation as of the acquisition date after reflecting other contractual purchase price adjustments and is subject to change due to further analysis of the assets acquired and liabilities assumed as well as integration plans. The fair value of assets acquired and liabilities assumed in the WilTel, Progress Telecom, ICG Communications, TelCove, Looking Glass, CDN Business and Broadwing transactions are based upon final valuations after reflecting other contractual purchase price adjustments.

During the third quarter of 2007, the preliminary valuation for the Servecast acquisition was completed. As a result, the Company recorded intangible assets for customer relationships totaling $9 million and technology totaling $8 million. Based on the purchase price allocation, goodwill totaling $30 million was recorded for the Servecast transaction.

During the second and third quarters of 2007, the Company recorded purchase price allocation adjustments for the Broadwing acquisition that resulted in a net increase of $1 million to goodwill. The purchase price allocation adjustments included increases in goodwill of $4 million to record liabilities incurred by Broadwing prior to the acquisition and $1 million for additional transaction costs; and decreases to goodwill for the receipt after the acquisition of $4 million in insurance proceeds related to the settlement of an insurance claim that was made prior to the acquisition.

In addition, during the fourth quarter of 2007, the Company recorded purchase price allocation adjustments for the Broadwing acquisition that resulted in a net increase of $98 million to goodwill. The adjustments in the fourth quarter of 2007 included a decrease in the identifiable intangible assets for Broadwing from $254 million in the preliminary valuation to $154 million as a result of additional analysis of the estimated cash flows expected to be generated for the customers acquired in the Broadwing acquisition. The decrease in the value of the identifiable intangible assets for Broadwing increased the goodwill originally recorded on the transaction by $100 million. In addition, during the fourth quarter of 2007, there were miscellaneous adjustments to the assets and liabilities of Broadwing that resulted in a net decrease in goodwill of $2 million. These adjustments included additional transaction costs, adjustments to the original property, plant and equipment value and reductions to accrued severance and other liabilities. The changes resulted in total goodwill of $1.038 billion for the Broadwing acquisition as of December 31, 2007.

During the second quarter of 2007, the Company received a revised valuation for the CDN Business that indicated a significantly higher value for the identifiable intangible assets, primarily patents and customer-related intangible assets. The identifiable intangible assets for the CDN Business increased from $23 million in the preliminary valuation to $133 million in the revised valuation as a result of additional analysis of the estimated cash flows expected to be generated from the patents and customers acquired in the CDN Business acquisition. The increase in the value of the identifiable intangible assets for the CDN Business eliminated the $110 million of goodwill originally recorded on the transaction. During the third quarter of 2007, the Company received the final valuation report for the CDN Business acquisition. The final valuation report did not result in any changes to the valuation of the CDN Business.

(2) Acquisitions (Continued)

During the third quarter of 2007, the Company recorded net purchase price allocation adjustments for the Looking Glass acquisition totaling $2 million related to the impairment of unutilized leased facilities assumed in the acquisition. During the third quarter of 2007, the Company completed its analysis of facilities leases acquired in the Looking Glass acquisition and determined that certain facilities under lease have not been used by the Company since the date of acquisition and would not be used by the Company in the future, while also concluding a settlement agreement on one of the previously-impaired lease holdings. The net result of recording these lease impairment adjustments was to increase other non-current liabilities and certain long-lived assets acquired by $2 million since the fair value of the identifiable net assets acquired exceeds the consideration paid to the former owners in the Looking Glass acquisition.

During the second quarter of 2007, the Company received the final valuation for the ICG Communications acquisition that included revised valuations for both the identifiable tangible and intangible assets. The fixed assets acquired for ICG Communications increased from $10 million in the preliminary valuation to $93 million in the final valuation as a result of a detailed analysis to physically identify and estimate the fair value of the fixed assets acquired. As a result of the changes to the valuation of the fixed assets, the valuation of the identifiable intangible assets decreased from $49 million in the preliminary valuation to $18 million in the final valuation.

The adjusted fair values of the assets acquired and the liabilities assumed for the companies Level 3 acquired in 2006 and 2007 are as follows.

	Servecast	CDN Business	Broadwing	Looking Glass	TelCove	ICG Communications	Progress Telecom	WilTel
				(dollars in millions)				
Assets:								
Cash and cash equivalents	$ 1	$ —	$ 257	$ 3	$ 3	$ 6	$ —	$ 128
Marketable securities	—	—	46	—	—	—	—	—
Accounts receivable	1	—	82	8	23	7	3	257
Other current assets	—	—	19	2	5	2	2	22
Property, plant and equipment, net	1	2	239	185	796	93	77	629
Goodwill	30	—	1,038	—	179	73	30	—
Identifiable intangible assets	17	133	154	9	273	18	36	152
Other assets	—	—	31	1	—	5	—	26
Total Assets	50	135	1,866	208	1,279	204	148	1,214
Liabilities:								
Accounts payable	1	1	37	5	21	6	1	204
Accrued payroll	—	1	14	1	6	2	1	29
Other current liabilities	—	—	117	9	20	10	7	61
Current portion of capital leases	3	—	2	—	3	—	1	—
Long-term debt	—	—	203	—	—	—	—	—
Capital leases	—	—	22	—	9	3	8	—
Deferred revenue - Acquired Company	—	—	13	1	—	4	—	41
Deferred revenue - Level 3	—	—	—	(2)	(3)	(1)	(4)	(2)
Other Liabilities	—	—	15	30	7	2	—	98
Total Liabilities	4	2	423	44	63	26	14	431
Purchase Price	$46	$133	$1,443	$164	$1,216	$178	$134	$ 783

(3) Discontinued Operations

Disposal of Information Services Segment

The Company sold the two businesses, Software Spectrum and (*i*)Structure, that comprised Level 3's information services segment and has presented the results of operations for those businesses as discontinued operations for all periods presented.

Software Spectrum

On September 7, 2006, Level 3 sold Software Spectrum to Insight, a leading provider of information technology products and services. In connection with the transaction, Level 3 received total proceeds of $353 million in cash, consisting of a base purchase price of $287 million and a working capital adjustment of approximately $66 million. The purchase price was subject to working capital and certain other post-closing adjustments. During the fourth quarter of 2006, the Company paid $2 million to Insight as the final working capital adjustment. Level 3 recognized a $33 million gain on the transaction in the third quarter of 2006 after transaction costs.

The following is the summarized results of operations of the Software Spectrum business for the period from January 1, 2006 through September 7, 2006 and for the year ended December 31, 2005:

	January 1, Through September 7, 2006	Twelve Months Ended 2005
	(dollars in millions)	
Revenue	$1,400	$1,894
Costs and Expenses:		
Cost of revenue	1,269	1,717
Depreciation and amortization	8	10
Selling, general and administrative	111	143
Restructuring and impairment charges	1	—
Total costs and expenses	1,389	1,870
Income from Operations	11	24
Other Income (Expense)	5	(1)
Income Before Income Taxes	16	23
Income Tax Expense	(3)	(3)
Income from Discontinued Operations	$ 13	$ 20

(*i*)Structure

On November 30, 2005, Level 3 sold (*i*)Structure to Infocrossing for proceeds of $85 million which consisted of $82 million in cash and $3 million of Infocrossing common stock. Level 3 recognized a $49 million gain on the transaction in the fourth quarter of 2005. The cash purchase price was subject to a post-closing adjustment based on actual working capital as of the closing date that was settled in the fourth quarter of 2007 for approximately $2 million.

(3) Discontinued Operations (Continued)

The following is the summarized results of operations of the (*i*)Structure business for the eleven months ended November 30, 2005:

	January 1, Through November 30, 2005
	(dollars in millions)
Revenue	$64
Costs and Expenses:	
Cost of revenue	47
Depreciation and amortization	8
Selling, general and administrative	9
Total costs and expenses	64
Income from Discontinued Operations	$—

(4) Termination Revenue

The Company recognized termination revenue totaling $10 million, $11 million and $133 million in 2007, 2006 and 2005, respectively. Termination revenue is reported in the same manner as the original service provided.

On March 1, 2005, Level 3 entered into an agreement with 360networks in which both parties agreed to terminate a 20-year IRU agreement. Under the new agreement, 360networks returned the dark fiber originally provided by Level 3. Under the original IRU agreement, signed in 2000, the cash received by Level 3 was deferred and amortized to revenue over the 20-year term of the agreement. As a result of this transaction, Level 3 recognized the unamortized deferred revenue of approximately $86 million as non-cash termination revenue in the first quarter of 2005.

On February 22, 2005, France Telecom and Level 3 finalized an agreement to terminate a dark fiber agreement signed in 2000. Under the terms of the agreement, France Telecom returned the fiber to Level 3. Under the original IRU agreement, the cash received by Level 3 was deferred and amortized to revenue over the 20-year term of the agreement. As a result of this transaction, Level 3 recognized the unamortized deferred revenue of approximately $40 million as non-cash termination revenue in the first quarter of 2005.

(5) Restructuring and Impairment Charges

Restructuring Charges

During the period from December 23, 2005 through December 31, 2007, the Company initiated cumulative workforce reductions expected to affect approximately 2,200 employees in its North American communications business related to the integration of businesses acquired since December 2005. Of the 2,200 employees, approximately 23% were expected to be legacy Level 3 employees and approximately 77% were expected to be employees of acquired businesses.

In December 2005 and during 2006, the Company initiated cumulative workforce reductions expected to affect approximately 1,200 employees in its North American communications business

(5) Restructuring and Impairment Charges (Continued)

related to the integration of WilTel Communications Group, LLC ("WilTel"), Progress Telecom, ICG Communications, TelCove and Looking Glass into Level 3's operations. Of the 1,200 employees, approximately 22% were expected to be employees of legacy Level 3 and 78% were expected to be employees of the acquired companies. Separately, in January 2005, Level 3 initiated and completed workforce reductions affecting 472 employees in the legacy Level 3 business that were not related to integration of acquired businesses.

In the first quarter of 2007, Level 3 initiated additional workforce reductions expected to affect approximately 1,000 employees in its North American communications business related to the integration of Broadwing and the previous acquisitions. Of the 1,000 employees, approximately 25% were expected to be employees of legacy Level 3 and approximately 75% were expected to be employees of the acquired companies.

The accounting treatment for the severance costs associated with the workforce reductions is dependent on whether those individuals affected are former employees of the acquired companies or legacy Level 3 employees. For the period from January 1, 2006 through December 31, 2007, the Company had notified or terminated a total of 2,020 employees (729 employees of legacy Level 3 and 1,291 employees of acquired businesses) pursuant to integration activities.

The estimated severance costs earned by employees of the acquired companies as of the acquisition date are included as a liability in the balance sheet as of the acquisition date. The Company expects cumulative severance and related costs to total approximately $60 million for former WilTel, Progress Telecom, ICG Communications, TelCove, Looking Glass and Broadwing employees. During the year ended December 31, 2007, Level 3 paid $32 million of severance and related costs for these employees resulting in cumulative payments from January 1, 2006 to December 31, 2007 of $51 million for severance and related charges.

The workforce reduction attributable to the WilTel integration activity was substantially complete by the end of 2006. The workforce reductions attributable to the Progress Telecom, ICG Communications, TelCove and Looking Glass integration activities were substantially completed in the third quarter of 2007. The workforce reductions attributable to the Broadwing integration activities are expected to be substantially completed in 2008.

(5) Restructuring and Impairment Charges (Continued)

An analysis of the liability for the severance and related activity associated with the integration of the acquired companies follows:

	Severance and Related Costs for Acquired Company Employees	
	Number of Employees	Amount
		(in millions)
Balance December 31, 2004	—	$ —
2005 Accruals	765	26
Balance December 31, 2005	765	26
2006 Accruals	445	12
2006 Change in Estimate	(277)	(8)
2006 Payments	(547)	(19)
Balance December 31, 2006	386	11
2007 Accruals	750	33
2007 Change in Estimate	(143)	(3)
2007 Payments	(744)	(32)
Balance December 31, 2007	249	$ 9

Severance costs attributable to legacy Level 3 employees are recorded as a restructuring charge in the statement of operations once the employees are notified that their position will be eliminated and the severance arrangements are communicated to the employee. For the year ended December 31, 2007, the Company recorded approximately $11 million in restructuring charges for affected legacy Level 3 employees. As of December 31, 2007, the Company had remaining obligations of $4 million for those legacy Level 3 employees terminated or notified.

A summary of the restructuring charges and related activity for legacy Level 3 employees follows:

	Severance and Related Costs for Legacy Level 3 Employees		
	Number of Employees	Amount	Facilities Related Amount
		(in millions)	(in millions)
Balance December 31, 2004	—	$ —	$16
2005 Charges	472	15	(1)
2005 Payments	(472)	(15)	(3)
Balance December 31, 2005	—	—	12
2006 Charges	248	5	—
2006 Payments	(242)	(5)	(2)
Balance December 31, 2006	6	—	10
2007 Charges	481	11	—
2007 Payments	(348)	(7)	(1)
Balance December 31, 2007	139	$ 4	$ 9

(5) Restructuring and Impairment Charges (Continued)

Impairments

The Company at least annually, or as events or circumstances change that could affect the recoverability of the carrying value of its communications assets, conducts a comprehensive review of the carrying value of its communications assets to determine if the carrying amount of the communications assets are recoverable in accordance with SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" ("SFAS No. 144"). For purposes of this review, Level 3 has historically separately evaluated colocation facilities, certain additional conduits and its communications network (including network equipment, fiber, conduits and customer premise equipment) as these were the lowest levels with separately identifiable cash flows for grouping of assets. Beginning in 2006, the Company stopped evaluating colocation assets separately and began including them in the communications network asset group due to changes in the nature of the cash flows from the delivery of colocation services. The majority of the Company's colocation customers now purchase other services in conjunction with their colocation services thereby reducing the independence of colocation services cash flows from other services. In addition, the percentage of colocation space used to support the network asset has increased over time. The impairment analysis is based on a long-term cash flow forecast to assess the recovery of the communications assets over the estimated useful life of the primary asset. The Company concluded that the assets were not impaired as of December 31, 2007. Management's estimate of the future cash flows attributable to its long-lived assets and the fair value of its businesses involve significant assumptions. Those estimates are based on management's assumptions of future results, growth trends and industry conditions. The impairment analysis of long-lived assets also requires management to make certain subjective assumptions and estimates regarding the expected future use of certain additional conduits included in the network asset group and the expected future use of certain empty conduit evaluated for impairment separately from the network asset group. Management will continue to assess the Company's assets for impairment as events occur or as industry conditions warrant.

The Company recognized $8 million of non-cash impairment charges in 2006. Level 3 recognized $4 million of non-cash impairment charges as a result of the decision to terminate projects for certain voice services and certain information technology projects in the communications business which had been previously capitalized. These projects have identifiable costs which Level 3 can separately evaluate for impairment. The costs incurred for these projects, including capitalized labor, were impaired as the carrying value of these projects were no longer expected to provide future benefit to the Company. In addition, Level 3 recognized $4 million of non-cash impairment charges primarily related to excess land of the communications business held for sale in Germany. This charge resulted from the difference between the recorded carrying value and the estimated market value of the land. During the third quarter of 2007, the Company reclassified the excess land in Germany as property, plant and equipment due to the fact the land had not been sold and was no longer being actively marketed for sale.

The Company recognized $9 million of non-cash impairment charges in 2005 that primarily resulted from the decision to terminate projects for certain voice services and certain information technology projects in the communications business which had been previously capitalized. These projects have identifiable costs which Level 3 can separately evaluate for impairment. The costs incurred for these projects, including capitalized labor, were impaired as the carrying value of these projects were no longer expected to provide future benefit to the Company.

(6) Loss Per Share

The Company had a loss from continuing operations for each the three years in the period ended December 31, 2007. Therefore, the effect of the approximately 315 million, 481 million and 418 million shares issuable pursuant to the various series of convertible notes outstanding at December 31, 2007, 2006 and 2005, respectively, have not been included in the computation of diluted loss per share because their inclusion would have been anti-dilutive to the computation. In addition, the effect of the approximately 55 million, 54 million and 59 million stock options, outperform stock options, restricted stock units and warrants outstanding at December 31, 2007, 2006 and 2005, respectively, have not been included in the computation of diluted loss per share because their inclusion would have been anti-dilutive to the computation.

The following details the loss per share calculations for the Level 3 common stock (dollars in millions, except per share data):

	Year Ended December 31,		
	2007	2006	2005
Loss from Continuing Operations	$ (1,114)	$ (790)	$ (707)
Income from Discontinued Operations (2006 and 2005 include gain on sale)	—	46	69
Net Loss	$ (1,114)	$ (744)	$ (638)
Total Number of Weighted Average Common Shares Outstanding used to Compute Basic and Diluted Earnings Per Share (in thousands)	1,517,616	1,003,255	699,589
Earnings (Loss) Per Share of Level 3 Common Stock (Basic and Diluted):			
Loss from Continuing Operations	$ (0.73)	$ (0.79)	$ (1.01)
Income from Discontinued Operations	—	0.05	0.10
Net Loss	$ (0.73)	$ (0.74)	$ (0.91)

(7) Disclosures about Fair Value of Financial Instruments

The following methods and assumptions were used to determine classification and fair values of financial instruments:

Cash and Cash Equivalents

Cash equivalents generally consist of funds invested in highly liquid instruments with a maturity of three months or less from the purchase dates. The securities are stated at cost, which approximates fair value.

Marketable and Restricted Securities

At December 31, 2007, marketable securities totaling $9 million consist of an investment in the common stock of Infinera Corporation ("Infinera"). In 2005, the Company invested $10 million in Infinera and accounted for this investment using the cost method and included the investment in

(7) Disclosures about Fair Value of Financial Instruments (Continued)

long-term other assets. On June 7, 2007, Infinera completed its initial public offering ("IPO") and its common stock began trading publicly on the NASDAQ Global Market. As a result of the Infinera IPO, the Company began classifying the Infinera investment on its balance sheet as a current marketable security that is available for sale, subject to compliance with applicable U.S. federal securities laws.

The fair value of the Infinera investment as of December 31, 2007 is approximately $9 million. For the year ended December 31, 2007, an unrealized gain of $7 million was recorded on the investment in Infinera and is included in Other Comprehensive Income (Loss).

On November 5, 2007 the Company sold approximately 80% of its original Infinera investment as part of a secondary equity offering completed by Infinera. The Company received proceeds of approximately $45 million and recognized a gain on the sale of $37 million. The realized gain of $37 million was previously included as an unrealized gain in Other Comprehensive Income (Loss) at September 30, 2007.

At December 31, 2006, marketable securities consist of U.S. Treasury securities that were characterized as held to maturity. These securities total $235 million and are reflected as current assets on the consolidated balance sheet at December 31, 2006.

Restricted securities consist primarily of cash investments that serve to collateralize outstanding letters of credit and certain performance and operating obligations of the Company.

The cost of the securities used in computing unrealized and realized gains and losses is determined by specific identification. Fair values are estimated based on quoted market prices for the securities.

The net unrealized holding gains and losses for marketable securities classified as available for sale were included in accumulated other comprehensive income (loss) within stockholders' equity (deficit). Securities characterized as held to maturity are stated at cost. The unrealized holding gains and losses for securities characterized as held to maturity are not reflected in the consolidated financial statements.

At December 31, 2007 and 2006 the unrealized holding gains and losses on the marketable securities were as follows:

	Cost	Unrealized Holding Gains	Unrealized Holding Losses	Fair Value
		(dollars in millions)		
2007				
Marketable Securities:				
Equity Securities—Current	$ 2	$ 7	$—	$ 9
	$ 2	$ 7	$—	$ 9
2006				
Marketable Securities:				
U.S. Treasury Securities—Current	$235	$—	$(1)	$234
	$235	$—	$(1)	$234

(7) Disclosures about Fair Value of Financial Instruments (Continued)

The Company recognized $37 million of realized gains from the sale of marketable equity securities in 2007, $2 million of realized gains from the sale of marketable equity securities in 2006 and $2 million of realized losses from the sale of marketable debt securities in 2005. These realized gains and losses are reflected in Other, net on the consolidated statement of operations for all periods presented.

Maturities for the restricted securities have not been presented, as the types of securities are either cash or money market mutual funds that do not have a single maturity date.

Long-Term Debt

The fair value of long-term debt was estimated using the December 31, 2007 and 2006 average of the bid and ask price for the publicly traded debt instruments. The CBRE Commercial Mortgage was not traded in an organized public manner. The fair value of this instrument is assumed to approximate the carrying value at December 31, 2007 as it was secured by underlying assets. The 9% Convertible Senior Discount Notes due 2013 included within Long-Term Debt are not traded in an organized public manner. The fair value of these notes was calculated using a convertible model, which uses the Black-Scholes valuation model to value the equity portion of the security and bond math to value the debt portion of the security (using market yields on other Level 3 traded debt). The 10% Convertible Senior Notes due 2011 included within Long-Term Debt are not traded in an organized public manner. Level 3 has obtained a market value from a third party broker for the 10% Convertible Senior Notes due 2011. The 11.5% Senior Notes due 2010, Floating Rate Notes due 2011 and the 10.75% Senior Notes due 2011 are not actively traded debt instruments. Level 3 has calculated the estimated fair value of these debt instruments using bond math and market yields on other Level 3 traded debt.

The carrying amount and estimated fair values of Level 3's financial instruments are as follows:

	December 31, 2007		December 31, 2006	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
	(dollars in millions)			
Cash and Cash Equivalents	$ 714	$ 714	$1,681	$1,681
Marketable Securities—Current	9	9	235	234
Restricted Cash and Securities—Current	23	23	46	46
Restricted Cash and Securities—Noncurrent	101	101	90	90
Receivables less allowance for doubtful accounts (Note 8)	395	395	326	326
Investments (Note 13)	10	10	14	14
Accounts Payable	396	396	391	391
Long-term Debt, including current portion (Note 14)	6,864	6,345	7,362	8,578
Interest Rate Swap Liability (Note 14)	37	37	—	—

(8) Receivables

Receivables at December 31, 2007 and 2006 were as follows:

	Communications	Coal	Total
	(dollars in millions)		
2007			
Accounts Receivable—Trade	$409	$ 6	$415
Allowance for Doubtful Accounts	(20)	—	(20)
Total	$389	$ 6	$395
2006			
Accounts Receivable—Trade	$337	$ 6	$343
Allowance for Doubtful Accounts	(17)	—	(17)
Total	$320	$ 6	$326

The Company recognized bad debt expense in selling, general and administrative expenses of $11 million, $1 million, and less than $1 million in 2007, 2006 and 2005, respectively. Level 3 received $2 million, $1 million and $2 million of proceeds for amounts previously deemed uncollectible in 2007, 2006 and 2005, respectively. The Company reduced accounts receivable and the allowance for doubtful accounts by $8 million in 2007 and less than $1 million in both 2006 and 2005, for the write off of previously reserved amounts the Company deemed as uncollectible.

(9) Other Current Assets

At December 31, 2007 and 2006 other current assets consisted of the following:

	2007	2006
	(dollars in millions)	
Prepaid Assets	$46	$ 53
Debt Issuance Costs, net	16	18
Other	26	30
	$88	$101

Prepaid assets include insurance, software maintenance, rent and right of way costs.

(10) Property, Plant and Equipment, net

Costs associated directly with expansions and improvements to the communications network and customer installations, including employee related costs, have been capitalized. The Company generally capitalizes costs associated with network construction, provisioning of services and software development. Capitalized labor and related costs associated with employees and contract labor working on capital projects were approximately $102 million, $72 million and $51 million for the years ended December 31, 2007, 2006 and 2005, respectively.

The Company continues to develop business support systems required for its business. The external direct costs of software, materials and services, and payroll and payroll related expenses for employees directly associated with the project incurred when developing the business support systems are

(10) Property, Plant and Equipment, net (Continued)

capitalized and included in the capitalized costs above. Upon completion of a project, the total cost of the business support system is amortized over an estimated useful life of three years.

Land primarily represents owned assets of the communications business, including land improvements.

Capitalized business support systems and network construction costs that have not been placed in service have been classified as construction-in-progress within property, plant and equipment below.

The cost and accumulated depreciation of property, plant and equipment has been reduced for impairments taken in current and prior years.

At December 31, 2007 and 2006, property, plant and equipment were as follows:

	Cost	Accumulated Depreciation	Book Value
	(dollars in millions)		
December 31, 2007			
Land	$ 234	$ (32)	$ 202
Facility and Leasehold Improvements:			
Communications	1,856	(589)	1,267
Coal Mining	153	(151)	2
Network Infrastructure	5,591	(1,705)	3,886
Operating Equipment:			
Communications	3,455	(2,267)	1,188
Coal Mining	72	(64)	8
Furniture, Fixtures and Office Equipment	141	(117)	24
Other	27	(24)	3
Construction-in-Progress	89	—	89
	$11,618	$(4,949)	$6,669
December 31, 2006			
Land	$ 214	$ (28)	$ 186
Facility and Leasehold Improvements:			
Communications	1,692	(482)	1,210
Coal Mining	151	(148)	3
Network Infrastructure	5,430	(1,409)	4,021
Operating Equipment:			
Communications	2,706	(1,799)	907
Coal Mining	71	(64)	7
Furniture, Fixtures and Office Equipment	132	(106)	26
Other	28	(24)	4
Construction-in-Progress	104	—	104
	$10,528	$(4,060)	$6,468

The value of property, plant and equipment related to the Servecast acquisition is based on a preliminary valuation. The value of property, plant and equipment related to the Progress Telecom,

(10) Property, Plant and Equipment, net (Continued)

ICG Communications, TelCove, Looking Glass, the CDN Business and Broadwing acquisitions is based on final valuations.

During 2006, Level 3 determined that the period the Company expects to use its existing fiber is longer than the remaining useful life as originally estimated. As a result, the Company extended the depreciable life of its existing fiber from 7 years to 12 years. This change in estimate, effective as of April 1, 2006, was accounted for prospectively, in accordance with SFAS No. 154 and reduced depreciation expense by $54 million in 2006. This change in estimate reduced loss from continuing operations and net loss by $54 million, or approximately $0.05 per share for the year ended December 31, 2006.

In addition, during 2006, Level 3 determined that the period the Company expects to use its existing electronic equipment is longer than the remaining useful lives as originally estimated. As a result, the Company extended the depreciable life of its existing transmission equipment from 5 years to 7 years and existing IP equipment from 3 years to 4 years. This change in estimate, effective as of July 1, 2006, was accounted for prospectively, in accordance with SFAS No. 154, and reduced depreciation expense by $26 million in 2006. In addition, this change in estimate reduced loss from continuing operations and net loss by $26 million, or approximately $0.03 per share for the year ended December 31, 2006.

Depreciation expense was $838 million in 2007, $652 million in 2006 and $584 million in 2005.

(11) Goodwill

Goodwill attributable to each of the Company's acquisitions at December 31, 2007 and 2006 was as follows (dollars in millions):

	December 31, 2007	December 31, 2006
Servecast	$ 31	$ —
Broadwing	1,038	—
TelCove	179	179
ICG Communications	73	127
Progress Telecom	30	32
McLeod	40	40
XCOM	30	30
	$1,421	$408

The Company segregates identifiable intangible assets acquired in a business combination from goodwill. Goodwill is not amortized and the carrying amount of the goodwill must be evaluated at least annually for impairment using a fair value based test. An assessment of the carrying value of goodwill attributable to the communications business was performed as of December 31, 2007 and indicated that goodwill was not impaired.

The preliminary valuation for the Servecast acquisition indicated that the purchase price exceeded the fair value of the identifiable assets acquired and liabilities assumed and resulted in goodwill of $31 million as of December 31, 2007.

(11) Goodwill (Continued)

As described in Note 2, the Company received a revised valuation report for the CDN Business in the second quarter of 2007 that resulted in increased valuations for patents and customer-related intangible assets and resulted in the elimination of the $110 million of goodwill preliminarily recorded for the CDN Business acquisition in the first quarter of 2007. During the third quarter of 2007, the Company received the final valuation report for the CDN Business acquisition. The final valuation report did not result in any additional changes to the valuation of the CDN Business.

The preliminary valuation for the Broadwing acquisition indicated that the purchase price exceeded the fair value of the identifiable assets acquired and liabilities assumed and resulted in goodwill of $939 million. As described in Note 2, the Company received a final valuation for Broadwing that resulted in a reduced valuation for customer-related intangible assets and an increase to goodwill totaling $100 million in the fourth quarter of 2007. In addition, the Company made other purchase price allocation adjustments for the Broadwing acquisition during 2007 that resulted in a net decrease of $1 million to the goodwill recorded for Broadwing.

The final valuation of the assets acquired and liabilities assumed in the Looking Glass transaction indicated that the fair value of the identifiable net assets acquired exceeded the consideration paid to the former owners by $22 million, which reduced the fair value of long-lived assets acquired in the transaction on a pro-rata basis. During the third quarter of 2007, the Company recorded net purchase price allocation adjustments for the Looking Glass acquisition totaling $2 million related to unutilized leased facilities assumed in the acquisition. The facilities underlying these leases have not been used by the Company since the date of acquisition and are not planned to be used by the Company in the future. The $2 million adjustment to the purchase price of Looking Glass was recorded as an increase in the value of the long-lived assets.

The final valuations for the Progress Telecom, ICG Communications and TelCove acquisitions indicated that the purchase price exceeded the fair value of the identifiable assets acquired and liabilities assumed and resulted in goodwill of $30 million, $73 million and $179 million, respectively. The final valuation for ICG Communications was received in the second quarter of 2007. As a result of the revisions to the fixed asset and customer-related intangible asset valuations described in Note 2, the goodwill recorded in connection with the ICG Communications acquisition was reduced from $127 million based on the preliminary valuation to $73 million based on the final valuation.

(12) Other Intangibles, net

Other Intangibles, net attributable to each of the Company's acquisitions at December 31, 2007 and 2006 were as follows (dollars in millions):

	Initial Fair Value	Accumulated Amortization	Book Value
December 31, 2007			
Customer Contracts and Relationships:			
Servecast	$ 9	$ —	$ 9
CDN Business	31	(5)	26
Broadwing	154	(14)	140
Looking Glass	9	(2)	7
TelCove	253	(41)	212
ICG Communications	18	(5)	13
Progress Telecom	36	(8)	28
WilTel	120	(33)	87
360networks	4	(2)	2
Sprint	31	(31)	—
Genuity	107	(107)	—
Trademarks:			
WilTel	32	—	32
Patents and Developed Technology:			
Servecast	8	—	8
CDN Business	102	(10)	92
Telverse	31	(27)	4
Other	20	—	20
	$ 965	$(285)	$680

(12) Other Intangibles, net (Continued)

	Initial Fair Value	Accumulated Amortization	Book Value
December 31, 2006			
Customer Contracts and Relationships:			
Looking Glass	$ 9	$ (1)	$ 8
TelCove	253	(9)	244
ICG Communications	49	(2)	47
Progress Telecom	36	(3)	33
WilTel	120	(17)	103
360networks	4	(1)	3
Sprint	31	(26)	5
Genuity	107	(101)	6
Trademarks:			
WilTel	32	—	32
Technology:			
Telverse	31	(21)	10
Other	20	—	20
	$692	$(181)	$511

The Company segregates identifiable intangible assets acquired in a business combination from goodwill. Identifiable intangible assets are generally amortized (unless the useful life is determined to be indefinite) and the carrying amount of the identifiable intangible assets must be evaluated at least annually for impairment using a fair value based test. An assessment of the carrying value of identifiable intangible assets attributable to the communications business was performed in the fourth quarter of 2007 and indicated that the assets were not impaired.

On July 11, 2007, Level 3 completed the acquisition of Servecast. In the third quarter of 2007, the preliminary valuation of the assets acquired in the Servecast transaction indicated a value of $9 million for customer relationships and $8 million for technology with lives of 11 and 12 years, respectively.

On January 23, 2007, Level 3 completed the acquisition of the CDN Business. In the first quarter of 2007, the preliminary valuation of the assets acquired in the CDN Business transaction indicated a value of $23 million for patents and customer-related intangible assets. As described in Note 2, during the second quarter of 2007 the Company received a revised valuation for the CDN Business that indicated a significant increase in the value of the identifiable intangible assets, primarily patents and customer-related intangible assets. The identifiable intangible assets for the CDN Business increased from $23 million in the preliminary valuation to $133 million in the revised valuation as a result of additional analysis of the estimated cash flows expected to be generated from the patents and customers acquired in the CDN Business acquisition. The increase in the value allocated to the identifiable intangible assets for the CDN Business eliminated the $110 million of goodwill recorded on the transaction in the first quarter of 2007. The estimated useful lives for the patent and customer-related intangible assets range from four to ten years. The final valuation report did not result in any additional changes to the valuation of the CDN Business.

On January 3, 2007, Level 3 completed the acquisition of Broadwing. A preliminary valuation of the assets acquired in the Broadwing transaction indicated a value of $254 million for wholesale and

(12) Other Intangibles, net (Continued)

enterprise customer-related intangible assets. Level 3 had initially assigned an estimated useful life of ten years to the customer-related intangible assets. During June 2007, the Company completed a review of the estimated useful lives of the customer-related intangible assets for the Broadwing acquisition that resulted in a reduction of the estimated useful lives from ten years to a range of six to eight years. This change in estimate, effected as of June 1, 2007, was accounted for prospectively and increased amortization expense by approximately $4 million for the nine months ended September 30, 2007. Subsequent to September 30, 2007, and as described in Note 2, the Company received a revised valuation for Broadwing that indicated a significant decrease in the value of the identifiable customer-related intangible assets. The identifiable intangible assets for Broadwing decreased from $254 million in the preliminary valuation to $154 million in the revised valuation as a result of additional analysis of the estimated cash flows expected to be generated from the customers acquired in the Broadwing acquisition. The decrease in customer-related intangibles of $100 million resulted in a corresponding increase in the goodwill recorded on the Broadwing transaction. As a result of the revised valuation of the customer-related intangible assets in the fourth quarter of 2007, the Company also reviewed the estimated useful lives of the customer-related intangible assets for the Broadwing acquisition again. The fourth quarter 2007 review of the useful lives of the Broadwing customer-related intangible assets resulted in increasing the useful lives from a range of six to eight years to a range of nine to twelve years. The increase in the useful lives from the analysis completed in the second quarter of 2007 to the analysis completed in the fourth quarter of 2007 was due to the underlying changes in the timing of estimated cash flows expected to be generated from the customers acquired in the Broadwing acquisition. Due to the fact that the valuation of the Broadwing customer-related intangible assets changed significantly in the revised valuation report, the Company recorded, in the fourth quarter, a cumulative catch up adjustment to recognize the amount of amortization expense that would have been recognized for the full year based on the revised valuation. This resulted in a net decrease in amortization expense of $9 million in the fourth quarter of 2007.

On August 2, 2006, Level 3 completed the acquisition of Looking Glass. The final valuation of the assets acquired in the Looking Glass transaction as of the acquisition date indicated wholesale customer-related intangible assets of approximately $9 million with an estimated useful life of eight years. During June 2007, the Company completed a review of the estimated useful life of the customer-related intangible assets for the Looking Glass acquisition that resulted in a reduction of the estimated useful life from eight years to six years. This change in estimate, effected as of June 1, 2007, was accounted for prospectively, in accordance with SFAS No. 154, and increased amortization expense by approximately $1 million for year ended December 31, 2007. In addition, this change in estimate increased loss from continuing operations and net loss by $1 million, or less than $0.01 per share, for the year ended December 31, 2007.

On July 24, 2006, Level 3 completed the acquisition of TelCove. The final valuation of the assets acquired in the TelCove transaction as of the acquisition date indicated wholesale and enterprise customer-related intangible assets of approximately $253 million, with lives ranging from nine to thirteen years and other intangible assets of approximately $20 million with an indefinite life. During June 2007, the Company completed a review of the estimated useful lives of the customer-related intangible assets for the TelCove acquisition that resulted in a reduction of the estimated useful lives from a range of nine to thirteen years to a range of six to eight years. This change in estimate, effected as of June 1, 2007, was accounted for prospectively, in accordance with SFAS No. 154, and increased amortization expense by approximately $9 million for the year ended December 31, 2007. In addition,

(12) Other Intangibles, net (Continued)

this change in estimate increased loss from continuing operations and net loss by $9 million, or approximately $0.01 per share, for the year ended December 31, 2007.

On May 31, 2006, Level 3 completed the acquisition of ICG Communications. A preliminary valuation of the assets acquired in the ICG Communications transaction indicated a value of $49 million for wholesale customer-related intangible assets with an estimated useful life of 15 years. As described in Note 2, during the second quarter of 2007 the Company received the final valuation for both the identifiable tangible and intangible assets acquired in the ICG Communications acquisition that included revised valuations for those assets. As a result of the changes to the valuation of the fixed assets, the valuation of the identifiable intangible assets decreased from $49 million in the preliminary valuation to $18 million in the final valuation. During June 2007, the Company completed a review of the estimated useful life of the customer-related intangible assets for the ICG Communications acquisition that resulted in a reduction in the estimated useful life from fifteen years to six years. This change in estimate, effected as of June 1, 2007, was accounted for prospectively and decreased amortization expense by less than $1 million for the year ended December 31, 2007 after taking into consideration the reduced valuation of the ICG Communications customer-related intangible assets.

On March 20, 2006, Level 3 completed the acquisition of Progress Telecom. A final valuation of the assets acquired in the Progress Telecom acquisition resulted in a value of $36 million for customer-related intangible assets with an estimated useful life of eight years.

On December 23, 2005, Level 3 completed the acquisition of WilTel. A final valuation of the assets acquired indicated a value of $152 million for identifiable intangible assets. The intangible assets primarily include customer relationships and the Vyvx trademark. The final valuation placed an indefinite life on the Vyvx trademark and lives ranging from 6 to 11 years for the customer relationships.

Intangible asset amortization expense was $104 million, $78 million and $63 million for the years ended December 31, 2007, 2006 and 2005, respectively.

The amortization expense related to intangible assets currently recorded on the Company's books for each of the five succeeding years is estimated to be the following for the years ended December 31: 2008—$100 million; 2009—$95 million; 2010—$95 million; 2011—$94 million, 2012—$72 million and thereafter—$172 million.

(13) Other Assets, net

At December 31, 2007 and 2006 other assets consisted of the following:

	2007	2006
	(dollars in millions)	
Debt Issuance Costs, net	$ 78	$ 75
Deferred Tax Asset	23	—
Investments	10	14
Deposits	12	17
Other	22	22
	$145	$128

(13) Other Assets, net (Continued)

The Company had investments totaling $10 million and $14 million for the years ended December 31, 2007 and 2006, respectively. These investments are accounted for using the cost method.

See Note 14 below for a discussion of debt issuance costs included in other assets, net above.

(14) Long-Term Debt

At December 31, 2007 and 2006, long-term debt was as follows:

(dollars in millions)	2007	2006
	(dollars in millions)	
Senior Secured Term Loan due 2014 (7.493%)	$1,400	$ —
Senior Secured Term Loan due 2011	—	730
Senior Notes due 2008 (11.0%)	20	78
Senior Euro Notes due 2008 (10.75%)	5	65
Senior Discount Notes due 2010	—	488
Senior Euro Notes due 2010	—	137
Senior Notes due 2010	—	96
Senior Notes due 2010 (11.5%)	13	692
Fair value adjustment on Senior Notes due 2010	(1)	(60)
Senior Notes due 2011 (10.75%)	3	3
Floating Rate Senior Notes due 2011 (11.884%)	6	150
Issue discount on Senior Notes due 2011	—	(4)
Senior Notes due 2013 (12.25%)	550	550
Issue discount on Senior Notes due 2013	(2)	(2)
Senior Notes due 2014 (9.25%)	1,250	1,250
Issue premium on Senior Notes due 2014	10	11
Floating Rate Senior Notes due 2015 (9.15%)	300	—
Senior Notes due 2017 (8.75%)	700	—
Convertible Senior Notes due 2010 (2.875%)	374	374
Convertible Senior Notes due 2011 (5.25%)	345	345
Convertible Senior Notes due 2011 (10.0%)	275	880
Convertible Senior Notes due 2012 (3.5%)	335	335
Convertible Senior Discount Notes due 2013 (9.0%)	295	275
Convertible Subordinated Notes due 2009 (6.0%)	362	362
Convertible Subordinated Notes due 2010 (6.0%)	514	514
Commercial Mortgage due 2015 (6.86%)	69	70
Capital leases	41	23
	6,864	7,362
Less current portion	(32)	(5)
	$6,832	$7,357

(14) Long-Term Debt (Continued)

Debt Exchanges, Conversions, Redemptions and Repurchases

2007 Debt for Equity Exchanges

In January 2007, in two separate transactions, Level 3 completed the exchange of $605 million in aggregate principal amount of its 10% Convertible Senior Notes due 2011 for a total of 197 million shares of Level 3's common stock. The shares of the Company's common stock are exempt from registration pursuant to Section 3(a)(9) under the Securities Act of 1933, as amended. The Company recognized a $177 million loss on extinguishment of debt for the exchanges. Included in the loss was approximately $1 million of unamortized debt issuance costs.

2007 Redemptions and Repurchases

In March 2007, the Company redeemed using cash the entire $722 million of outstanding principal amount of the following debt issuances and recognized a loss on extinguishment of debt totaling $54 million on the redemption transactions.

- Redeemed $488 million of outstanding 12.875% Senior Notes due 2010 at a price equal to 102.146% of the principal amount and recognized a $12 million loss on extinguishment of debt consisting of a $10 million cash loss and $2 million in unamortized debt issuance costs. Accrued interest paid at the time of redemption totaled less than $1 million.
- Redeemed $96 million of outstanding 11.25% Senior Notes due 2010 at a price equal to 101.875% of the principal amount and recognized a $3 million loss on extinguishment of debt consisting of a $2 million cash loss and $1 million in unamortized debt issuance costs. Accrued interest paid at the time of redemption totaled less than $1 million.
- Redeemed $138 million (€104 million) of outstanding 11.25% Senior Euro Notes due 2010 at a price equal to €101.875 per €1,000 of principal amount and recognized a $39 million loss on extinguishment of debt consisting of a $38 million cash loss and $1 million in unamortized debt issuance costs. Accrued interest paid at the time of redemption totaled less than $1 million (less than €1 million).

In March 2007, the respective issuers repurchased using cash, through tender offers, $941 million of the outstanding principal amounts of the following debt issuances and recognized a loss on extinguishment of debt totaling $186 million on the repurchase transactions.

- Repurchased $144 million of its outstanding Floating Rate Senior Notes due 2011 at a price equal to $1,080 per $1,000 principal amount of the notes, which included $1,050 as the tender offer consideration and $30 as a consent payment, and recognized an $18 million loss on extinguishment of debt consisting of a $12 million cash loss and $6 million in unamortized debt issuance costs and unamortized discount. Accrued interest paid at the time of repurchase totaled $8 million.
- Repurchased $59 million of its outstanding 11% Senior Notes due 2008 at a price equal to $1,054.28 per $1,000 principal amount of the notes, which included $1,024.28 as the tender offer consideration and $30 as a consent payment, and recognized a $3 million loss on extinguishment of debt consisting of a $3 million cash loss and less than $1 million in unamortized debt issuance costs. Accrued interest paid at the time of repurchase totaled $3 million.

(14) Long-Term Debt (Continued)

- Repurchased $677 million of its outstanding 11.5% Senior Notes due 2010 at a price equal to $1,115.26 per $1,000 principal amount of the notes, which included $1,085.26 as the tender offer consideration and $30 as a consent payment, and recognized a $141 million loss on extinguishment of debt consisting of a $78 million cash loss and $63 million in unamortized debt issuance costs and unamortized discount. Accrued interest paid at the time of repurchase totaled $3 million.
- Repurchased $61 million (€46 million) of its outstanding 10.75% Senior Euro Notes due 2008 at a price equal to €1,061.45 per €1,000 of principal amount of the notes, which included €1,031.45 as the tender offer consideration and €30 as a consent payment, and recognized a $24 million loss on extinguishment of debt consisting of a $24 million cash loss and less than $1 million in unamortized debt issuance costs. Accrued interest paid at the time of repurchase totaled $3 million (€2 million).

In connection with the tender offers completed in the first quarter of 2007, Level 3 and Level 3 Financing, Inc. ("Level 3 Financing"), a wholly owned subsidiary of the Company, obtained consents to certain proposed amendments to the respective indentures governing the notes that are subject to the tender offer transactions described above to eliminate substantially all of the covenants, amend certain repurchase rights, certain discharge rights and certain events of default and related provisions contained in those indentures.

On February 23, 2007, Level 3 Financing completed a consent solicitation with respect to certain amendments to the indenture governing Level 3 Financing's outstanding 12.25% Senior Notes due 2013 that allowed for the incurrence of debt based upon a multiple of cash flow available for fixed charges on a "pro forma" basis giving effect to any acquisition, merger or consolidation completed prior to February 1, 2007. Additional debt as permitted under the amended indenture was incurred in March 2007. In connection with the consent solicitation, the Company paid consent fees totaling approximately $2 million which were capitalized as additional debt issuance costs and will be amortized over the remaining life of the related debt issuances using the effective interest method.

2007 Conversion of Broadwing Corporation 3.125% Convertible Senior Debentures due 2026

On February 17, 2007, Level 3's wholly-owned subsidiary, Broadwing, completed the repurchase of $1 million aggregate principal amount of Broadwing's outstanding 3.125% Convertible Senior Debentures due 2026 (the "Debentures"). The indenture governing the Debentures required Broadwing to make the offer to repurchase the Debentures as a result of the Company's acquisition of Broadwing on January 3, 2007.

As a result of the acquisition, each $1,000 principal amount of the Debentures was convertible at the option of the holder into $492.77 in cash and 80.789 shares of Level 3 common stock, representing a conversion price equal to the consideration payable to Broadwing stockholders in the acquisition of (i) $8.18 in cash per share of Broadwing, multiplied by 60.241, and (ii) 1.3411 shares of Level 3 common stock, multiplied by 60.241. Additionally, as a result of the acquisition, a make-whole premium was payable on Debentures converted prior to February 17, 2007, consisting of (i) 14.969 additional shares of Level 3 common stock and (ii) an additional $91.31 in cash per $1,000 principal amount of Debentures.

Holders owning $179 million aggregate principal amount of the Debentures converted those Debentures into a total of approximately 17 million shares of Level 3 common stock and also received

(14) Long-Term Debt (Continued)

approximately $105 million in cash. As a result of these conversions and the repurchase discussed above, as of February 17, 2007, the Debentures are no longer outstanding. There was no gain or loss recognized due to the fact that, under purchase accounting, the liability for the notes was valued at the total cost to retire the obligation.

2006 Debt Exchange

On January 13, 2006, the Company completed private exchange offers to exchange a portion of its outstanding 9.125% Senior Notes due 2008, 11% Senior Notes due 2008 and 10.5% Senior Discount Notes due 2008 (together the "2008 Notes") that were held by eligible holders in a private placement for cash and new 11.5% Senior Notes due 2010. The Company issued $692 million aggregate principal amount of 11.5% Senior Notes due 2010 as well as paid $46 million of cash consideration in exchange for the 2008 Notes tendered in the transactions. The Company also paid approximately $13 million in cash for total accrued interest to the closing date on the 2008 Notes that were accepted for exchange.

Pursuant to the guidance in EITF No. 96-19, "Debtor's Accounting for a Modification or Exchange of Debt Instruments" ("EITF No. 96-19"), the Company accounted for the exchange of the 9.125% Senior Notes due 2008 and the 11% Senior Notes due 2008 as an extinguishment of debt and recognized a gain of approximately $27 million in Other Income in the first quarter of 2006. The gain was determined using the fair value of the new 11.5% Senior Notes due 2010 at the time of issuance. The fair value of the 11.5% Senior Notes due 2010 was approximately $73 million less than the face amount of the debt. The accretion of the $73 million discount will be reflected as interest expense in future periods using the effective interest method. The 11.5% Senior Notes due 2010 were recorded at their fair value on the transaction date and will accrete to their face value at maturity. Premiums paid to holders of the 9.125% Senior Notes due 2008 and the 11% Senior Notes due 2010 of $41 million reduced the gain on extinguishment of debt.

In accordance with EITF No. 96-19, the exchange of the 10.5% Senior Discount Notes due 2008 was accounted for as a modification of the existing debt. The premiums paid to the holders of the 10.5% Senior Discount Notes due 2008 of $5 million were added to the existing debt issuance costs and will be amortized over the term of the 11.5% Senior Notes due 2010.

The Company incurred approximately $5 million of third party costs associated with the exchange transaction. The costs were allocated to each tranche of debt based on the amount tendered for exchange. The $4 million of fees allocated to the 9.125% Senior Notes due 2008 and the 11% Senior Notes due 2008 were capitalized and will be amortized to interest expense over the term of the respective notes. The $1 million of costs allocated to the 10.5% Senior Discount Notes due 2008 were expensed in the first quarter of 2006.

The principal amount of 2008 Notes tendered is set forth in the table below (dollars in millions).

2008 Notes Exchanged	Aggregate Principal Amount Outstanding Before Exchange Offers	Aggregate Principal Amount Tendered	Aggregate Principal Amount of Old Notes that Remained Outstanding	Total Cash Premium Payment
9.125% Senior Notes due 2008	$954	$556	$398	$36
11% Senior Notes due 2008	132	54	78	5
10.5% Senior Discount Notes due 2008	144	82	62	5

(14) Long-Term Debt (Continued)

The exchange offers were made only to qualified institutional buyers and institutional accredited investors inside the United States and to certain non-U.S. investors.

The 11.5% Senior Notes are senior unsecured obligations of the Company, ranking equal in right of payment with the old notes not tendered in the exchange offers as well as all other senior unsecured obligations of the Company. The 11.5% Senior Notes due 2010 mature on March 1, 2010, and bear interest at a rate per annum equal to 11.5%. Interest on the notes is payable on March 1 and September 1 of each year, beginning on September 1, 2006. The Company may redeem some or all of the 11.5% Senior Notes due 2010 at any time on or after March 1, 2009, at 100% of their principal amount plus accrued interest. As described above, on March 15, 2007, the Company repurchased $677 million of its outstanding 11.5% Senior Notes due 2010.

The Company's exchange offer registration statement for these notes was declared effective by the Securities and Exchange Commission on August 8, 2006 and the exchange offer relating to these notes was subsequently completed.

2006 Debt Tenders and Redemptions

On July 13, 2006, Level 3 redeemed all of its outstanding 9.125% Senior Notes due 2008 and 10.5% Senior Discount Notes due 2008 remaining after the debt exchange completed on January 13, 2006, described above. Aggregate principal, call premium and accrued interest totaled $470 million.

The 9.125% Senior Notes due 2008 were redeemed at a redemption price equal to 100% of the principal amount of those notes plus accrued and unpaid interest. The aggregate principal amount of 9.125% Senior Notes due 2008 that were redeemed was $398 million. The 10.5% Senior Discount Notes due 2008 were redeemed at a redemption price equal to 101.75% of the principal amount at maturity of those notes plus accrued and unpaid interest. The aggregate principal amount at maturity of 10.5% Senior Discount Notes due 2008 that were redeemed was $62 million.

On December 27, 2006, Level 3 Financing purchased for cash $497 million in total principal amount of its 10.75% Senior Notes due 2011, representing approximately 99.3% of the aggregate principal amount outstanding of all 10.75% Senior Notes Due 2011. Holders of the 10.75% Senior Notes due 2011 validly tendered and accepted for purchase by Level 3 Financing received $1,092.21 per $1,000 principal amount of the these notes, which included $1,062.21 as the purchase price and $30.00 as a consent payment. Level 3 Financing paid in cash approximately $528 million to purchase the 10.75% Senior Notes due 2011 as well as a $15 million consent payment and $11 million for total accrued interest to the closing date of the tender offer. The Company recorded a $54 million net loss on the early extinguishment of the debt, including unamortized debt issuance costs of $8 million.

Debt Issuances and Refinancings

2007 Senior Note Issuance

On February 14, 2007, Level 3 Financing issued $700 million of its 8.75% Senior Notes due 2017 and $300 million of its Floating Rate Senior Notes due 2015 and received net proceeds of $982 million. The proceeds from these private offerings were used to refinance certain Level 3 Financing debt and to fund the cost of construction, installation, acquisition, lease, development and improvement of other assets to be used in Level 3's communications business. See a detailed description of the notes below.

(14) Long-Term Debt (Continued)

2007 Senior Secured Credit Agreement Refinancing

In March 2007, Level 3 Financing refinanced its senior secured credit agreement and received net proceeds of $1.382 billion. The proceeds from this transaction were used to repay the existing $730 million Senior Secured Term Loan due 2011 and other debt. The effect of this transaction was to increase the amount of senior secured debt from $730 million to $1.4 billion, reduce the interest rate on that debt from the London Interbank Offering Rate ("LIBOR") plus 3.00% to LIBOR plus 2.25% and extend the final maturity from 2011 to 2014. The Company recognized a $10 million loss on this transaction related to unamortized debt issuance costs. See a detailed description of the Senior Secured Term Loan due 2014 below.

2007 Interest Rate Swaps

Level 3 has floating rate long-term debt. These obligations expose the Company to variability in interest payments due to changes in interest rates. If interest rates increase, interest expense increases. Conversely, if interest rates decrease, interest expense also decreases. On March 13, 2007, Level 3 Financing entered into two interest rate swap agreements to hedge the interest payments on $1 billion notional amount of floating rate debt. The two interest rate swap agreements are with different counterparties and are for $500 million each. The transactions were effective beginning April 13, 2007 and mature on January 13, 2014. Under the terms of the interest rate swap transactions, Level 3 receives interest payments based on rolling three month LIBOR terms and pays interest at the fixed rate of 4.93% under one arrangement and 4.92% under the other. Level 3 has designated the interest rate swap agreements as a cash flow hedge on the interest payments for $1 billion of floating rate debt. Level 3 evaluates the effectiveness of the hedge on a quarterly basis. The Company does not enter into derivative instruments for any purpose other than cash flow hedging.

The fair value of the interest rate swap agreements was a liability of $37 million as of December 31, 2007. For the year ended December 31, 2007, unrealized losses of $37 million were recorded on the interest rate swap agreements and are included in Other Comprehensive Income (Loss). The change in the fair value of the interest rate swap agreements is reflected in Other Comprehensive Income (Loss) due to the fact that the interest rate swap agreements are designated as an effective cash flow hedge of $1 billion notional amount of the Company's floating rate debt.

2006 Amendment and Restatement of Credit Facility

On June 27, 2006, Level 3 Financing amended and restated its existing $730 million senior secured credit facility (see Senior Secured Term Loan due 2011 below) to reduce the interest rate payable under the agreement by 400 basis points, modify the pre-payment provisions and make other specified changes.

The amendment of the credit facility was treated as an extinguishment of the existing debt instrument due to the significant change in lenders of the debt in accordance with EITF No. 96-19. The fair value of the amended and restated credit facility approximated the carrying value of the original credit facility as the interest rate of the amended and restated credit facility approximated current market rates. As part of the transaction, Level 3 Financing paid a prepayment premium of approximately $42 million to existing debt holders. The prepayment premium along with the unamortized deferred debt issuance costs of $13 million from the original offering, were recognized as a loss on the extinguishment of debt in the second quarter of 2006. The Company also incurred

(14) Long-Term Debt (Continued)

$11 million of third party costs to complete this transaction. These costs were reflected as deferred debt issuance costs and will be amortized to interest expense over the term of the debt using the effective interest method.

As described above, in March 2007, the Company refinanced its senior secured credit agreement and repaid the $730 million Senior Secured Term Loan due 2011.

Capital Leases

As part of the Broadwing transaction completed on January 3, 2007, the Company now includes in its financial statements certain capital lease obligations of Broadwing totaling $24 million, related primarily to a metro fiber IRU agreement. The capital leases mature at various dates through 2022.

Debt Instruments

At December 31, 2007, Level 3 was in compliance with the covenants on all outstanding debt issuances.

Senior Secured Term Loan due 2014

On March 13, 2007, Level 3, as guarantor, Level 3 Financing, as borrower, Merrill Lynch Capital Corporation, as administrative agent and collateral agent, and certain other agents and certain lenders entered into a Credit Agreement, pursuant to which the lenders extended a $1.4 billion senior secured term loan ("Senior Secured Term Loan due 2014") to Level 3 Financing. The term loan matures on March 13, 2014 and has an interest rate of LIBOR plus an applicable margin of 2.25% per annum. The borrower has the option of electing one, two, three or six month LIBOR at the end of each interest rate period.

Interest on the Senior Secured Term Loan due 2014 accrues at the elected LIBOR rate plus 2.25% per annum and is payable in cash at the end of each LIBOR period elected in arrears, beginning July 13, 2007, provided that in the case of a six month interest period, interim interest payments are required at the end of the first three months. The interest rate was 7.493% at December 31, 2007. See discussion of the interest rate swap agreements earlier in this footnote.

Level 3 Financing's obligations under this term loan are, subject to certain exceptions, secured by certain assets of the Company and certain of the Company's material domestic subsidiaries that are engaged in the telecommunications business. The Company and these subsidiaries have also guaranteed the obligations of Level 3 Financing under the Senior Secured Term Loan due 2014. During the second quarter of 2007, Level 3 Communications, LLC and its material domestic subsidiaries obtained all material governmental authorizations and consents required in order for them to pledge certain of their assets and guarantee the Senior Secured Term Loan due 2014. The guarantee was entered into by Level 3 Communications, LLC and its material domestic subsidiaries on June 28, 2007.

The Senior Secured Term Loan due 2014 includes certain negative covenants which restrict the ability of the Company, Level 3 Financing and any restricted subsidiary to engage in certain activities. The Senior Secured Term Loan due 2014 also contains certain events of default. It does not require the Company or Level 3 Financing to maintain specific financial ratios or other financial metrics.

Level 3 used a portion of the original net proceeds after transaction costs to repay Level 3 Financing's $730 million Senior Secured Term Loan due 2011 under that certain credit agreement

(14) Long-Term Debt (Continued)

dated June 27, 2006. In addition, Level 3 used a portion of the net proceeds to fund the purchase of certain of its existing debt securities.

Debt issuance costs of $18 million were capitalized and are being amortized to interest expense over the term of the Senior Secured Term Loan due 2014 using the effective interest method.

11% Senior Notes due 2008

In February 2000, Level 3 Communications, Inc. received $779 million of net proceeds, after transaction costs, from a private offering of $800 million aggregate principal amount of its 11% Senior Notes due 2008 ("11% Senior Notes"). As of December 31, 2007 a total of $780 million aggregate principal amount of the 11% Senior Notes had been repurchased. Interest on the notes accrues at 11% per year and is payable semi-annually in arrears in cash on March 15 and September 15, beginning September 15, 2000. The 11% Senior Notes are senior, unsecured obligations of Level 3 Communications, Inc., ranking *pari passu* with all existing and future senior debt. The 11% Senior Notes cannot be prepaid by Level 3 Communications, Inc., and mature on March 15, 2008.

In March 2007, the Company repurchased $59 million of its outstanding 11% Senior Notes due 2008 at a price equal to $1,054.28 per $1,000 principal amount of the notes, which included $1,024.28 as the tender offer consideration and $30 as a consent payment, and recognized a $3 million loss on extinguishment of debt consisting of a $3 million cash loss and less than $1 million in unamortized debt issuance costs. Accrued interest paid at the time of repurchase totaled $3 million.

Debt issuance costs of $21 million were originally capitalized and are being amortized to interest expense over the term of the 11% Senior Notes. As a result of amortization and debt repurchases, the capitalized debt issuance costs have been reduced to less than $1 million at December 31, 2007.

10.75% Senior Euro Notes due 2008

In February 2000, Level 3 Communications, Inc. received €488 million ($478 million when issued) of net proceeds, after debt issuance costs, from an offering of €500 million aggregate principal amount 10.75% Senior Euro Notes due 2008 ("10.75% Senior Euro Notes").

In March 2007, the Company repurchased $61 million (€46 million) of its outstanding 10.75% Senior Euro Notes due 2008 at a price equal to €1,061.45 per €1,000 of principal amount of the notes, which included €1,031.45 as the tender offer consideration and €30 as a consent payment, and recognized a $24 million loss on extinguishment of debt consisting of a $24 million cash loss and less than $1 million in unamortized debt issuance costs. Accrued interest paid at the time of repurchase totaled $3 million (€2 million).

As of December 31, 2007, a total of €496 million aggregate principal amount of the 10.75% Senior Euro Notes had been repurchased. Interest on the notes accrues at 10.75% per year and is payable in Euros semi-annually in arrears on March 15 and September 15 each year beginning on September 15, 2000. The 10.75% Senior Euro Notes are not redeemable by Level 3 Communications, Inc. prior to their maturity on March 15, 2008. Debt issuance costs of €12 million were originally capitalized and are being amortized over the term of the 10.75% Senior Euro Notes. As a result of amortization and debt repurchases, the net capitalized debt issuance costs have been reduced to less than €1 million at December 31, 2007

(14) Long-Term Debt (Continued)

The 10.75% Senior Euro Notes are senior, unsecured obligations of the Company, ranking pari passu with all existing and future senior debt.

12.875% Senior Discount Notes due 2010

In February 2000, Level 3 Communications, Inc. sold in a private offering $675 million aggregate principal amount at maturity of its 12.875% Senior Discount Notes due 2010 ("12.875% Senior Discount Notes"). The sale proceeds of $360 million, excluding debt issuance costs, were recorded as long-term debt. As of December 31, 2006, a total of $187 million aggregate principal amount at maturity of the 12.875% Senior Discount Notes had been repurchased.

In March 2007, the Company redeemed the remaining $488 million of outstanding 12.875% Senior Notes due 2010 at a price equal to 102.146% of the principal amount and recognized a $12 million loss on extinguishment of debt consisting of a $10 million cash loss and $2 million in unamortized debt issuance costs. Accrued interest paid at the time of redemption totaled less than $1 million.

Debt issuance costs of $9 million were originally capitalized and were being amortized to interest expense over the term of the 12.875% Senior Discount Notes. As a result of amortization and debt repurchases, the capitalized debt issuance costs have been reduced to zero at December 31, 2007.

11.25% Senior Euro Notes due 2010

In February 2000, Level 3 Communications, Inc. received €293 million ($285 million when issued) of net proceeds, after debt issuance costs, from an offering of €300 million aggregate principal amount 11.25% Senior Euro Notes due 2010 ("11.25% Senior Euro Notes").

In March 2007, the Company redeemed the remaining $138 million (€104 million) of outstanding 11.25% Senior Euro Notes due 2010 at a price equal to €101.875 per €1,000 of principal amount and recognized a $39 million loss on extinguishment of debt consisting of a $38 million cash loss and $1 million in unamortized debt issuance costs. Accrued interest paid at the time of redemption totaled less than $1 million (less than €1 million).

Debt issuance costs of €7 million were originally capitalized and were being amortized over the term of the 11.25% Senior Euro Notes. As a result of amortization and debt repurchases, the capitalized debt issuance costs have been reduced to zero at December 31, 2007.

11.25% Senior Notes due 2010

In February 2000, Level 3 Communications, Inc. received $243 million of net proceeds, after transaction costs, from a private offering of $250 million aggregate principal amount of its 11.25% Senior Notes due 2010 ("11.25% Senior Notes"). As of December 31, 2006, a total of $154 million aggregate principal amount of the 11.25% Senior Notes had been repurchased.

In March 2007, the Company redeemed the remaining $96 million of outstanding 11.25% Senior Notes due 2010 at a price equal to 101.875% of the principal amount and recognized a $3 million loss on extinguishment of debt consisting of a $2 million cash loss and $1 million in unamortized debt issuance costs. Accrued interest paid at the time of redemption totaled less than $1 million.

Debt issuance costs of $7 million were originally capitalized and were being amortized to interest expense over the term of the 11.25% Senior Notes. As a result of amortization and debt repurchases, the capitalized debt issuance costs have been reduced to zero at December 31, 2007.

(14) Long-Term Debt (Continued)

11.5% Senior Notes Due 2010

In January 2006, Level 3 Communications, Inc. issued $692 million aggregate principal amount of its 11.5% Senior Notes due 2010 in connection with the private exchange offers for a portion of its outstanding 9.125% Senior Notes due 2008, 11% Senior Notes due 2008 and 10.5% Senior Discount Notes due 2008 as described above for the 2006 Debt Exchange. The fair value of the 11.5% Senior Notes due 2010 was approximately $73 million less than the face amount of the debt. The accretion of the $73 million discount will be reflected as interest expense in future periods using the effective interest method. The 11.5% Senior Notes due 2010 were recorded at their fair value on the transaction date and will accrete to their face value at maturity.

The 11.5% Senior Notes are senior unsecured obligations of the Company, ranking equal in right of payment with the old notes not tendered in the exchange offers as well as all other senior unsecured obligations of the Company. The 11.5% Senior Notes due 2010 mature on March 1, 2010, and bear interest at a rate per annum equal to 11.5%. Interest on the notes is payable on March 1 and September 1 of each year, beginning on September 1, 2006. The Company may redeem some or all of the 11.5% Senior Notes due 2010 at any time on or after March 1, 2009, at 100% of their principal amount plus accrued interest.

In March 2007, the Company repurchased $677 million of its outstanding 11.5% Senior Notes due 2010 at a price equal to $1,115.26 per $1,000 principal amount of the notes, which included $1,085.26 as the tender offer consideration and $30 as a consent payment, and recognized a $141 million loss on extinguishment of debt consisting of a $78 million cash loss and $63 million in unamortized debt issuance costs and unamortized discount. Accrued interest paid at the time of repurchase totaled $3 million. As of December 31, 2007, a total of $13 million aggregate principal amount remains outstanding.

Debt issuance costs of $11 million were originally capitalized and were being amortized to interest expense over the term of the 11.5% Senior Notes due 2010. As a result of amortization and debt repurchases, the capitalized debt issuance costs have been reduced to less than $1 million at December 31, 2007.

10.75% Senior Notes due 2011

In October 2003, Level 3 Financing received $486 million of net proceeds from a private placement offering of $500 million aggregate principal amount of its 10.75% Senior Notes due 2011 ("10.75% Senior Notes"). As of December 31, 2006, a total of $497 million aggregate principal amount of the 10.75% Senior Notes had been redeemed. Interest on the notes accrues at 10.75% per year and is payable in arrears on April 15 and October 15 each year in cash. These notes are guaranteed by Level 3 Communications, LLC and Level 3 Communications, Inc. (See Note 21).

(14) Long-Term Debt (Continued)

The 10.75% Senior Notes are subject to redemption at the option of Level 3 Financing, in whole or in part, at any time or from time to time on or after October 15, 2007, plus accrued and unpaid interest thereon to the redemption date, if redeemed during the twelve months beginning October 15, of the years indicated below:

Year	Redemption Price
2007	105.375%
2008	102.688%
2009 and thereafter	100.000%

In connection with the tender offer and related consent solicitation on December 27, 2006, Level 3 Financing entered into a Supplemental Indenture, which modified the original indenture dated as of October 1, 2003 ("10.75% Note Indenture"), among Level 3, as Guarantor, Level 3 Financing, as issuer, and The Bank of New York, as Trustee, relating to the 10.75% Notes. Pursuant to the Supplemental Indenture, the 10.75% Note Indenture was amended to eliminate substantially all of the covenants, certain repurchase rights and certain events of default and related provisions contained in the 10.75% Note Indenture.

The 10.75% Senior Notes are senior, unsecured obligations of Level 3 Financing, ranking *pari passu* with all existing and future senior unsecured indebtedness of Level 3 Financing.

Debt issuance costs of $14 million were originally capitalized and are being amortized to interest expense over the term of the 10.75% Senior Notes. As a result of amortization and the repurchase transaction, the capitalized debt issuance costs have been reduced to less than $1 million at December 31, 2007.

Floating Rate Senior Notes due 2011

On March 14, 2006, Level 3 Communications, Inc., as guarantor and Level 3 Financing, as borrower, entered into an indenture with the Bank of New York, as trustee, and issued $150 million aggregate principal amount of floating rate senior notes due 2011 ("Floating Rate Senior Notes due 2011") in a private offering. After transaction costs, the Company received net proceeds associated with this offering of $142 million.

In March 2007, the Company repurchased $144 million of its outstanding Floating Rate Senior Notes due 2011 at a price equal to $1,080 per $1,000 principal amount of the notes, which included $1,050 as the tender offer consideration and $30 as a consent payment, and recognized an $18 million loss on extinguishment of debt consisting of a $12 million cash loss and $6 million in unamortized debt issuance costs and unamortized discount. Accrued interest paid at the time of repurchase totaled $8 million.

As of December 31, 2007, a total of $6 million aggregate principal amount remains outstanding. The Floating Rate Senior Notes due 2011 rank equal in right of payment with all other senior unsecured obligations of Level 3 Financing and have an initial interest rate equal to the six month London Interbank Offered Rate ("LIBOR"), plus 6.375%, which will be reset semi-annually. Interest on the notes is payable on March 15 and September 15 of each year, beginning on September 15, 2006. The interest rate was 11.88% at December 31, 2007. The Floating Rate Senior Notes due 2011 were priced at 96.782% of par and will mature on March 15, 2011. The discount, after the debt repurchase is

(14) Long-Term Debt (Continued)

less than $1 million and is reflected as a reduction in long-term debt and is being amortized as interest expense over the term of the Floating Rate Senior Notes due 2011 using the effective interest method. These notes are guaranteed by Level 3 Communications, Inc. and Level 3 Communications, LLC (See Note 21).

The Floating Rate Senior Notes due 2011 are subject to redemption at the option of Level 3 Financing in whole or in part, at any time or from time to time, on or after March 15, 2008 at the redemption prices (expressed as a percentage of principal amount) set forth below, plus accrued and unpaid interest thereon to the redemption date, if redeemed during the twelve months beginning March 15, of the years indicated below:

Year	Redemption Price
2008	102.0%
2009	101.0%
2010	100.0%

Debt issuance costs of $3 million were capitalized and are being amortized over the term of the Floating Rate Senior Notes due 2011 using the effective interest method. As a result of amortization and the debt repurchase, the capitalized debt issuance costs have been reduced to less than $1 million at December 31, 2007.

12.25% Senior Notes due 2013

On March 14, 2006, Level 3 Communications, Inc., as guarantor and Level 3 Financing, as borrower, entered into an indenture with the Bank of New York, as trustee, and issued $250 million aggregate principal amount of 12.25% senior notes due 2013 ("12.25% Senior Notes due 2013") in a private offering.

On April 6, 2006, the Company issued $300 million aggregate principal amount of 12.25% Senior Notes due 2013 in a private offering. These notes together with the $250 million aggregate principal amount of 12.25% Senior Notes due 2013 issued on March 14, 2006 are treated under the same indenture as a single series of notes. The Company received net proceeds of $538 million associated with the 12.25% Senior Notes due 2013.

The 12.25% Senior Notes due 2013 are senior unsecured obligations of Level 3 Financing, ranking equal in right of payment with all other senior unsecured obligations of Level 3 Financing. These notes are guaranteed by Level 3 Communications, Inc. and Level 3 Communications, LLC (See Note 21). The notes will mature on March 15, 2013. Interest on the notes accrues at 12.25% per year and is payable on March 15 and September 15 of each year, beginning on September 15, 2006. The $250 million of 12.25% Senior Notes due 2013 issued on March 14, 2006 were priced at 96.618% of par. The $300 million of 12.25% Senior Notes due 2013 issued on April 6, 2006 were priced at 102% of par. The resulting net discount for the two issuances of approximately $2 million is reflected as a reduction in long-term debt and is being amortized as interest expense over the remaining term of the 12.25% Senior Notes due 2013 using the effective interest method.

The 12.25% Senior Notes due 2013 are subject to redemption at the option of Level 3 Financing in whole or in part, at any time or from time to time, on or after March 15, 2010 at the redemption prices (expressed as a percentage of principal amount) set forth below, plus accrued and unpaid

(14) Long-Term Debt (Continued)

interest thereon to the redemption date, if redeemed during the twelve months beginning March 15, of the years indicated below:

Year	Redemption Price
2010	106.125%
2011	103.063%
2012	100.000%

The 12.25% Senior Notes due 2013 contain certain covenants, which among other things, limit additional indebtedness, dividend payments, certain investments and transactions with affiliates.

Debt issuance costs of approximately $11 million were capitalized and are being amortized over the term of the 12.25% Senior Notes due 2013. As a result of amortization, the capitalized debt issuance costs have been reduced to $10 million at December 31, 2007.

9.25% Senior Notes Due 2014

On October 30, 2006, Level 3 Communications, Inc., as guarantor and Level 3 Financing, Inc. as borrower, received $588 million of net proceeds after transaction costs, from a private offering of $600 million aggregate principal amount of its 9.25% Senior Notes due 2014 ("9.25% Senior Notes Due 2014"). On December 13, 2006, Level 3 Communications, Inc., as guarantor and Level 3 Financing, Inc. as borrower, received $661 million of net proceeds after transaction costs and accrued interest, for a second offering of $650 million aggregate principal amount of 9.25% Senior Notes due 2014. These notes together with the $600 million aggregate principal amount of 9.25% Senior Notes due 2014 issued on October 30, 2006 were issued under the same indenture and will be treated as a single series of notes. The Company received total net proceeds of $1.239 billion (excluding prepaid interest).

The 9.25% Senior Notes due 2014 are senior unsecured obligations of Level 3 Financing, ranking equal in right of payment with all other senior unsecured obligations of Level 3 Financing. These notes are guaranteed by Level 3 Communications, Inc. (See Note 21). The notes will mature on November 1, 2014. Interest on the 9.25% Senior Notes Due 2014 accrues at 9.25% interest per year and is payable semi-annually in cash on May 1 and November 1 beginning May 1, 2007. The $600 million of 9.25% Senior Notes due 2014 issued on October 30, 2006 were priced at par. The $650 million of 9.25% Senior Notes due 2014 issued on December 13, 2006 were priced at 101.75% of par plus accrued interest from October 30, 2006, representing an effective yield of 8.86% to the purchasers of these senior notes. The resulting premium of the two issuances of approximately $11 million is reflected as an increase to long-term debt and is being amortized as a reduction to interest expense over the remaining term of the 9.25% Senior Notes due 2014 using the effective interest method. As of December 31, 2007, the premium remaining was approximately $10 million.

A portion of the proceeds were used to redeem $497 million of the Company's 10.75% Senior Notes Due 2008 on December 27, 2006.

The 9.25% Senior Notes Due 2014 are subject to redemption at the option of Level 3 Financing in whole or in part, at any time or from time to time, on or after November 1, 2010 at the redemption prices (expressed as a percentage of principal amount) set forth below, plus accrued and unpaid

(14) Long-Term Debt (Continued)

interest thereon to the redemption date, if redeemed during the twelve months beginning November 1, of the years indicated below:

Year	Redemption Price
2010	104.625%
2011	102.313%
2012	100.000%

At any time or from time to time on or prior to November 1, 2009, Level 3 Financing may redeem up to 35% of the original aggregate principal amount of the 9.25% Senior Notes Due 2014 at a redemption price equal to 109.25% of the principal amount of those notes so redeemed, plus accrued and unpaid interest thereon (if any) to the redemption date (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date), with the net cash proceeds contributed to the capital of Level 3 Financing of one or more private placements to persons other than affiliates of Level 3 or underwritten public offerings of common stock of Level 3 resulting, in each case, in gross proceeds of at least $100 million in the aggregate; provided, however, that at least 65% of the original aggregate principal amount of the 9.25% Senior Notes Due 2014 would remain outstanding immediately after giving effect to such redemption. Any such redemption shall be made within 90 days of such private placement or public offering upon not less than 30 nor more than 60 days' prior notice.

The 9.25% Senior Notes due 2014 contain certain covenants, which among other things, limit additional indebtedness, dividend payments, certain investments and transactions with affiliates.

Debt issuance costs of approximately $23 million were capitalized and are being amortized over the term of the 9.25% senior Notes Due 2014. As a result of amortization, the capitalized debt issuance costs have been reduced to $21 million at December 31, 2007.

Floating Rate Senior Notes Due 2015 and 8.75% Senior Notes Due 2017

On February 14, 2007, Level 3 Financing received $982 million of net proceeds after transaction costs, from a private offering of $700 million aggregate principal amount of its 8.75% Senior Notes due 2017 (the "8.75% Senior Notes") and $300 million aggregate principal amount of its Floating Rate Senior Notes due 2015 (the "2015 Floating Rate Senior Notes"). The 8.75% Senior Notes and the 2015 Floating Rate Senior Notes are senior unsecured obligations of Level 3 Financing, ranking equal in right of payment with all other senior unsecured obligations of Level 3 Financing. Level 3 Communications, Inc. and Level 3 Communications, LLC have guaranteed the 8.75% Senior Notes and the 2015 Floating Rate Senior Notes. Interest on the 8.75% Senior Notes accrues at 8.75% interest per year and is payable semi-annually in cash on February 15th and August 15th beginning August 15, 2007. The principal amount of the 8.75% Senior Notes will be due on February 15, 2017. Interest on the 2015 Floating Rate Senior Notes accrues at LIBOR plus 3.75% per annum, reset semi-annually. The interest rate was 9.15% at December 31, 2007. Interest on the 2015 Floating Rate Senior notes is payable semi-annually in cash on February 15th and August 15th beginning August 15, 2007. The principal amount of the 2015 Floating Rate Senior Notes will be due on February 15, 2015.

At any time prior to February 15, 2012, Level 3 Financing may redeem all or a part of the 8.75% Senior Notes upon not less than 30 nor more than 60 days' prior notice, at a redemption price equal to 100% of the principal amount of the 8.75% Senior Notes so redeemed plus the 8.75% Applicable

(14) Long-Term Debt (Continued)

Premium as of, and accrued and unpaid interest thereon (if any) to, the redemption date (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date).

With respect to the 8.75% Senor Notes, "8.75% Applicable Premium" means on any redemption date, the greater of (1) 1.0% of the principal amount of such 8.75% Senior Notes and (2) the excess, if any, of (a) the present value at such redemption date of (i) 104.375% of the principal amount of such 8.75% Senior Notes plus (ii) all required interest payments due on such 8.75% Senior Notes through February 15, 2012 (excluding accrued but unpaid interest to the redemption date), computed using a discount rate equal to the Treasury Rate (as defined in the indenture governing the 8.75% Senior Notes) as of such redemption date plus 50 basis points, over (b) the principal amount of such 8.75% Senior Notes.

The 8.75% Senior Notes are subject to redemption at the option of Level 3 Financing in whole or in part, at any time or from time to time, on or after February 15, 2012 at the redemption prices (expressed as a percentage of principal amount) set forth below, plus accrued and unpaid interest thereon to the redemption date, if redeemed during the twelve months beginning February 15, of the years indicated below:

Year	Redemption Price
2012	104.375%
2013	102.917%
2014	101.458%
2015	100.000%

At any time or from time to time on or prior to February 15, 2010, Level 3 Financing may redeem up to 35% of the original aggregate principal amount of the 8.75% Senior Notes at a redemption price equal to 108.75% of the principal amount of the 8.75% Senior Notes so redeemed, plus accrued and unpaid interest thereon (if any) to the redemption date (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date), with the net cash proceeds contributed to the capital of Level 3 Financing of one or more private placements to persons other than affiliates of Level 3 or underwritten public offerings of common stock of Level 3 resulting, in each case, in gross proceeds of at least $100 million in the aggregate; provided, however, that at least 65% of the original aggregate principal amount of the 8.75% Senior Notes would remain outstanding immediately after giving effect to such redemption. Any such redemption shall be made within 90 days of such private placement or public offering upon not less than 30 nor more than 60 days' prior notice.

At any time prior to February 15, 2009, Level 3 Financing may redeem all or a part of the Floating Rate Senior Notes, upon not less than 30 nor more than 60 days' prior notice, at a redemption price equal to 100% of the principal amount of the Floating Rate Senior Notes so redeemed plus the Applicable Premium as of, and accrued and unpaid interest thereon (if any) to, the redemption date (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date).

With respect to the Floating Rate Senior Notes, "Applicable Premium" means, on any redemption date, the greater of (1) 1.0% of the principal amount of such Floating Rate Senior Notes and (2) the excess, if any, of (a) the present value at such redemption date of (i) the redemption price of 102% of

(14) Long-Term Debt (Continued)

the principal amount of such Floating Rate Senior Notes, plus (ii) all required interest payments due on such Floating Rate Senior Notes through February 15, 2009 (excluding accrued but unpaid interest to the redemption date), such interest payments to be determined in accordance with the indenture governing the Floating Rate Senior Notes assuming that LIBOR in effect on the date of the applicable redemption notice would be the applicable LIBOR in effect through February 15, 2009, computed using a discount rate equal to the Treasury Rate (as defined in the indenture governing the Floating Rate Senior Notes) as of such redemption date plus 50 basis points, over (b) the principal amount of such Floating Rate Senior Notes.

The Floating Rate Senior Notes are subject to redemption at the option of Level 3 Financing in whole or in part, at any time or from time to time, on or after February 15, 2009 at the redemption prices (expressed as a percentage of principal amount) set forth below, plus accrued and unpaid interest thereon to the redemption date, if redeemed during the twelve months beginning February 15, of the years indicated below:

Year	Redemption Price
2009	102.0%
2010	101.0%
2011	100.0%

At any time or from time to time on or prior to February 15, 2009, Level 3 Financing may redeem up to 35% of the original aggregate principal amount of the Floating Rate Senior Notes at a redemption price equal to 100.0% of the principal amount of the Floating Rate Senior Notes so redeemed, plus a premium equal to the interest rate on the Floating Rate Senior Notes applicable on the date that notice of the redemption is given, plus accrued and unpaid interest thereon (if any) to the redemption date (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date), with the net cash proceeds contributed to the capital of Level 3 Financing of one or more private placements to persons other than affiliates of Level 3 or underwritten public offerings of common stock of Level 3 resulting, in each case, in gross proceeds of at least $100 million in the aggregate; provided, however, that at least 65% of the original aggregate principal amount of the Floating Rate Senior Notes would remain outstanding immediately after giving effect to such redemption. Any such redemption shall be made within 90 days of such private placement or public offering upon not less than 30 nor more than 60 days' prior notice.

The 8.75% Senior Notes and the 2015 Floating Rate Senior Notes contain certain covenants, which among other things, limit additional indebtedness, dividend payments, certain investments and transactions with affiliates.

Debt issuance costs of approximately $16 million were capitalized and are being amortized over the term of the 8.75% Senior Notes due 2017. As a result of amortization, the capitalized debt issuance costs have been reduced to approximately $15 million at December 31, 2007.

Debt issuance costs of approximately $6 million were capitalized and are being amortized over the term of the Floating Rate Senior Notes due 2015. As a result of amortization, the capitalized debt issuance costs have been reduced to approximately $5 million at December 31, 2007.

(14) Long-Term Debt (Continued)

2.875% Convertible Senior Notes due 2010

In July 2003, Level 3 Communications, Inc. completed the offering of $374 million aggregate principal amount of its 2.875% Convertible Senior Notes due 2010 ("2.875% Convertible Senior Notes") in an underwritten public offering pursuant to the Company's shelf registration statement. Interest on the notes accrues at 2.875% per year and is payable semi-annually in arrears in cash on January 15 and July 15, beginning January 15, 2004. The 2.875% Convertible Senior Notes are senior, unsecured obligations of Level 3 Communications, Inc., ranking *pari passu* with all existing and future senior unsecured debt. The 2.875% Convertible Senior Notes contain limited covenants, which restrict additional liens on assets of the Company.

The 2.875% Convertible Senior Notes are convertible into shares of the Company's common stock at a conversion rate of $7.18 per share, subject to certain adjustments. On or after July 15, 2007, Level 3, at its option, may redeem for cash all or a portion of the notes. Level 3 may exercise this option only if the current market price for the Level 3 common stock for at least 20 trading days within any 30 consecutive trading day period exceeds prices ranging from 170% of the conversion price on July 15, 2007 decreasing to 150% of the conversion price on or after July 15, 2009. Level 3 would also be obligated to pay the holders of the redeemed notes a cash amount equal to the present value of all remaining scheduled interest payments.

Debt issuance costs of $13 million were originally capitalized and are being amortized to interest expense over the term of the 2.875% Convertible Senior Notes. As a result of amortization, the capitalized debt issuance costs have been reduced to $4 million at December 31, 2007.

5.25% Convertible Senior Notes due 2011

On December 2, 2004, Level 3 Communications, Inc. completed the offering of $345 million aggregate principal amount of its 5.25% Convertible Senior Notes due 2011 ("5.25% Convertible Senior Notes") in a private offering. Interest on the notes accrues at 5.25% per year and is payable semi-annually in arrears in cash on June 15 and December 15, beginning June 15, 2005. The 5.25% Convertible Senior Notes are senior, unsecured obligations of Level 3 Communications, Inc., ranking *pari passu* with all existing and future senior unsecured debt of Level 3 Communications, Inc. The 5.25% Convertible Senior Notes contain limited covenants which restrict additional liens on assets of the Company.

The 5.25% Convertible Senior Notes are convertible, at the option of the holders, into shares of the Company's common stock at a conversion rate of $3.98 per share, subject to certain adjustments. Upon conversion, the Company will have the right to deliver cash in lieu of shares of its common stock, or a combination of cash and shares of common stock. In addition, holders of the 5.25% Convertible Senior Notes will have the right to require the Company to repurchase the notes upon the occurrence of a change in control, as defined, at a price of 100% of the principal amount plus accrued interest and a make whole premium.

On or after December 15, 2008, Level 3, at its option, may redeem for cash all or a portion of the notes. The 5.25% Convertible Senior Notes are subject to redemption at the option of Level 3, in whole or in part, at any time or from time to time, on not more than 60 nor less than 30 days' notice,

(14) Long-Term Debt (Continued)

on or after December 15, 2008, plus accrued and unpaid interest thereon to the redemption date, if redeemed during the twelve months beginning December 15, of the years indicated below:

Year	Redemption Price
2008	102.250%
2009	101.500%
2010 and thereafter	100.750%

In connection with the issuance of the notes, Level 3 used approximately $62 million of the net proceeds of the offering to enter into convertible note hedge and warrant transactions with respect to the Company's common stock to reduce the potential dilution from conversion of the notes. Level 3 used the remainder of the net proceeds from this offering to fund repurchases of its existing debt securities due in 2008.

Under the terms of the convertible note hedge arrangement (the "Convertible Note Hedge") with Merrill Lynch International ("Merrill"), Level 3 paid $125 million for a forward purchase option contract under which it is entitled to purchase from Merrill a fixed number of shares of Level 3 common stock (at a current price per share of $3.98). In the event of the conversion of the notes, this forward purchase option contract allows the Company to purchase, at a fixed price equal to the implicit conversion price of shares issued under the convertible notes, a number of shares equal to the shares that Level 3 issues to a note holder upon conversion. Settlement terms of this forward purchase option allow the Company to elect cash or share settlement based on the settlement option it chooses in settling the conversion feature of the notes. The Company accounted for the Convertible Note Hedge pursuant to the guidance in EITF No. 00-19, "Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in a Company's Own Stock" ("EITF No. 00-19"). Accordingly, the $125 million purchase price of the forward stock purchase option contract was recorded as a reduction to consolidated stockholders' equity.

Level 3 also sold to Merrill a warrant (the "Warrant") to purchase shares of Level 3 common stock. The Warrant is currently exercisable for 86,596,380 shares of Level 3 common stock at a current exercise price of $6.00 per share. Level 3 received $63 million cash from Merrill in return for the sale of this forward share purchase option contract. Merrill cannot exercise the Warrant unless and until a conversion event occurs. Level 3 has the option of settling the Warrant in cash or shares of Level 3 common stock. The Company accounted for the sale of the Warrant as the sale of a permanent equity instrument pursuant to the guidance in EITF No. 00-19. Accordingly, the $63 million sales price of the forward stock purchase option contract was recorded as an increase to consolidated stockholders' equity.

The Convertible Note Hedge and the Warrant economically allow Level 3 to acquire sufficient shares of common stock from Merrill to meet its obligation to deliver common stock upon conversion by the holder, unless the common stock price exceeds $6.00. When the fair value of the Level 3 common stock exceeds such price, the contracts have an offsetting economic impact and, accordingly, will no longer be effective as a hedge of the dilutive impact of possible conversion.

Debt issuance costs of $11 million were originally capitalized and are being amortized to interest expense over the term of the 5.25% Convertible Senior Notes. As a result of amortization, debt issuance costs were $6 million at December 31, 2007.

(14) Long-Term Debt (Continued)

10% Convertible Senior Notes due 2011

In April 2005, Level 3 Communications, Inc. received $877 million of net proceeds, after giving effect to offering expenses, from an offering of $880 million aggregate principal amount of its 10% Convertible Senior Notes due 2011 ("10% Convertible Senior Notes") to institutional investors. Interest on the notes accrues at 10% per year and will be payable semi-annually on May 1 and November 1 beginning on November 1, 2005. The 10% Convertible Senior Notes are unsecured unsubordinated obligations of Level 3 Communications, Inc., ranking *pari passu* with all existing and future unsecured unsubordinated debt of Level 3 Communications, Inc. The 10% Convertible Senior Notes contain limited covenants which restrict additional liens on assets of the Company.

In January 2007, in two separate transactions, Level 3, completed the exchange of $605 million in aggregate principal amount of its 10% Convertible Senior Notes due 2011 for a total of 197 million shares of Level 3's common stock. The shares of the Company's common stock issued pursuant to these announced exchanges are exempt from registration pursuant to Section 3(a)(9) under the Securities Act of 1933, as amended. The Company recognized a $177 million loss on extinguishment of debt for the exchanges. Included in the loss was approximately $1 million of unamortized debt issuance costs.

The remaining 10% Convertible Senior Notes will be convertible by holders at any time after January 1, 2007 (or sooner if certain corporate events occur) into shares of Level 3 common stock at a conversion price of $3.60 per share (subject to adjustment in certain events). This is equivalent to a conversion rate of approximately 277.77 shares per $1,000 principal amount of notes. In addition, holders of the 10% Convertible Senior Notes will have the right to require the Company to repurchase the notes upon the occurrence of a change in control, as defined, at a price of 100% of the principal amount of the notes plus accrued interest and a make whole premium.

On or after May 1, 2009, Level 3, at its option, may redeem for cash all or a portion of the notes. The 10% Convertible Senior Notes are subject to redemption at the option of Level 3, in whole or in part, at any time or from time to time, on not more than sixty nor less than thirty days' notice, on or after May 1, 2009, plus accrued and unpaid interest thereon to the redemption date, if redeemed during the twelve months beginning May 1, of the years indicated below:

Year	Redemption Price
2009	103.330%
2010 and thereafter	101.670%

Debt issuance costs of $3 million were originally capitalized and are being amortized to interest expense over the term of the 10% Convertible Senior Notes. As a result of amortization and the debt repurchase, the capitalized debt issuance costs have been reduced to less than $1 million at December 31, 2007.

3.5% Convertible Senior Notes due 2012

On June 13, 2006 Level 3 Communications, Inc. received $326 million of net proceeds, after giving effect to offering expenses, from a public offering of $335 million aggregate principal amount of its 3.5% Convertible Senior Notes due 2012 ("3.5% Convertible Senior Notes"). The 3.5% Convertible Senior Notes were priced at 100% of the principal amount. The notes are senior unsecured obligations

(14) Long-Term Debt (Continued)

of the Company, ranking equal in right of payment with all the Company's existing and future unsubordinated indebtedness. The 3.5% Convertible Senior Notes will mature on June 15, 2012. Interest on the notes is payable semi-annually in arrears on June 15 and December 15 of each year, beginning on December 15, 2006. The 3.5% Convertible Senior Notes contain limited covenants which restrict additional liens on assets of the Company.

At any time before the close of business on June 15, 2012, the 3.5% Convertible Senior Notes are convertible by holders into shares of Level 3's common stock at a conversion price of $5.46 per share (subject to adjustment in certain events). This is equivalent to a conversion rate of approximately 183.1502 shares of common stock per $1,000 principal amount of these notes. Upon conversion, the Company will have the right to deliver cash in lieu of shares of its common stock, or a combination of cash and shares of common stock. In addition, holders of the 3.5% Convertible Senior Notes will have the right to require the Company to repurchase the notes upon the occurrence of a change in control, as defined, at a price of 100% of the principal amount of the notes plus accrued interest. In addition, if a holder elects to convert its notes in connection with certain changes in control, Level 3 could be required to pay a make whole premium by increasing the number of shares deliverable upon conversion of the notes.

The 3.5% Convertible Senior Notes are subject to redemption at the option of Level 3, in whole or in part, at any time or from time to time, on not more than 60 nor less than 30 days' notice, on or after June 15, 2010, plus accrued and unpaid interest thereon (if any) to the redemption date, if redeemed during the twelve months beginning June 15, of the years indicated below:

Year	Redemption Price
2010	101.17%
2011	100.58%

Level 3 used a portion of the net proceeds from this offering and its common stock offering completed in the second quarter of 2006 to redeem certain debt securities maturing in 2008. The remaining proceeds were used for acquisitions and for general corporate purposes, including working capital and capital expenditures.

Debt issuance costs of $9 million were originally capitalized and are being amortized to interest expense over the term of the 3.5% Convertible Senior Notes. As a result of amortization, the capitalized debt issuance costs have been reduced to approximately $7 million at December 31, 2007.

9% Convertible Senior Discount Notes due 2013

In October 2003, Level 3 completed the exchange of approximately $352 million (book value) of debt and accrued interest outstanding, as of October 24, 2003, for approximately 20 million shares of Level 3 common stock and $208 million (book value) of a new issue of 9% Convertible Senior Discount Notes due 2013.

Level 3 Communications, Inc. issued $295 million aggregate principal amount at maturity of 9% Convertible Senior Discount Notes due 2013. Interest on the 9% Convertible Senior Discount Notes accretes at a rate of 9% per annum, compounded semiannually, to an aggregate principal amount of $295 million by October 15, 2007. Cash interest did not accrue on the 9% Convertible Senior Discount Notes prior to October 15, 2007. Commencing October 15, 2007, interest on the 9% Convertible Senior

(14) Long-Term Debt (Continued)

Discount Notes accrues at the rate of 9% per annum and is payable in cash semiannually in arrears. Accreted interest expense of $20 million for the year ended December 31, 2007 on the 9% Convertible Senior Discount Notes due 2013 was added to long-term debt.

The 9% Convertible Senior Discount Notes are convertible into shares of the Company's common stock at a conversion rate of $9.99 per share, subject to certain adjustments. The total number of shares issuable upon conversion is approximately 30 million shares. On or after October 15, 2008, Level 3, at its option, may redeem for cash all or a portion of the notes. Level 3 may exercise this option only if the current market price for at least 20 trading days within any 30 consecutive trading day period exceeds 140% of the conversion price on October 15, 2008. This amount will be decreased to 130% and 120% on October 15, 2008 and 2010, respectively, if the initial holders sell greater than 33.33% of the notes. Level 3 is also obligated to pay the holders of the redeemed notes a cash amount equal to the present value of all remaining scheduled interest payments.

The 9% Convertible Senior Discount Notes will be subject to conversion into common stock at the option of the holder, in whole or in part, at any time or from time to time after October 15, 2007 at a conversion rate of 100.09 shares per $1,000 of face value of the debt plus accrued and unpaid interest thereon to the conversion date.

These notes are senior unsecured obligations of Level 3 Communications, Inc., ranking *pari passu* with all existing and future senior unsecured indebtedness of Level 3 Communications, Inc.

6% Convertible Subordinated Notes due 2009

In September 1999, the Company received $798 million of proceeds, after transaction costs, from an offering of $823 million aggregate principal amount of its 6% Convertible Subordinated Notes Due 2009 ("Subordinated Notes 2009"). The Subordinated Notes 2009 are unsecured and subordinated to all existing and future senior indebtedness of the Company. Interest on the Subordinated Notes 2009 accrues at 6% per year and is payable each year in cash on March 15 and September 15. The principal amount of the Subordinated Notes 2009 will be due on September 15, 2009. The Subordinated Notes 2009 may be converted into shares of common stock of the Company at any time prior to maturity, unless previously redeemed, repurchased or the Company has caused the conversion rights to expire. The conversion rate is 15.3401 shares per each $1,000 principal amount of Subordinated Notes 2009, subject to adjustment in certain circumstances. On or after September 15, 2002, Level 3, at its option, may cause the conversion rights to expire. Level 3 may exercise this option only if the current market price exceeds approximately $91.27 (which represents 140% of the conversion price) for 20 trading days within any period of 30 consecutive trading days including the last day of that period. As of December 31, 2007, less than $1 million of debt had been converted into shares of common stock. As of December 31, 2007, a total of $461 million aggregate principal amount of the Subordinated Notes 2009 had been repurchased or exchanged for common stock.

Debt issuance costs of $25 million were originally capitalized and are being amortized to interest expense over the term of the Subordinated Notes 2009. As a result of amortization and debt repurchases, the capitalized debt issuance costs have been reduced to $2 million at December 31, 2007.

(14) Long-Term Debt (Continued)

6% Convertible Subordinated Notes due 2010

In February 2000, Level 3 Communications, Inc. received $836 million of net proceeds, after transaction costs, from a public offering of $863 million aggregate principal amount of its 6% Convertible Subordinated Notes due 2010 ("Subordinated Notes 2010"). The Subordinated Notes 2010 are unsecured and subordinated to all existing and future senior indebtedness of the Company. Interest on the Subordinated Notes 2010 accrues at 6% per year and is payable semi-annually in cash on March 15 and September 15 beginning September 15, 2000. The principal amount of the Subordinated Notes 2010 will be due on March 15, 2010.

The Subordinated Notes 2010 may be converted into shares of common stock of Level 3 Communications, Inc. at any time prior to the close of business on the business day immediately preceding maturity, unless previously redeemed, repurchased or Level 3 Communications, Inc. has caused the conversion rights to expire. The conversion rate is 7.416 shares per each $1,000 principal amount of Subordinated Notes 2010, subject to adjustment in certain events.

On or after March 18, 2003, Level 3, at its option, may cause the conversion rights to expire. Level 3 may exercise this option only if the current market price exceeds approximately $188.78 (which represents 140% of the conversion price) for at least 20 trading days within any period of 30 consecutive trading days, including the last trading day of that period. As of December 31, 2007, no debt had been converted into shares of common stock. As of December 31, 2007, a total of $350 million aggregate principal amount of the Subordinated Notes 2010 had been repurchased.

Debt issuance costs of $27 million were originally capitalized and are being amortized to interest expense over the term of the Subordinated Notes. As a result of amortization and debt repurchases, the capitalized debt issuance costs have been reduced to $4 million at December 31, 2007.

Commercial Mortgage

In the third quarter of 2005, the Company completed a refinancing of the mortgage on its corporate headquarters. On September 27, 2005, HQ Realty, Inc. entered into a $70 million loan at an initial fixed rate of 6.86% through 2010, the anticipated repayment date as defined in the loan agreement ("CBRE Commercial Mortgage"). After 2010 through maturity in 2015, the interest rate will adjust to the greater of 9.86% or the five year U.S. Treasury rate plus 300 basis points. HQ Realty, Inc. received $66 million of net proceeds after transaction costs and has deposited $6 million into restricted cash accounts as of December 31, 2007 for future facility improvements and property taxes. HQ Realty, Inc. was required to make interest only payments in the first year and began making monthly principal payments in the second year based on a 30-year amortization schedule.

Debt issuance costs of $1 million were capitalized and are being amortized as interest expense over the term of the CBRE Commercial Mortgage. As a result of amortization, the capitalized debt issuance costs have been reduced to less than $1 million at December 31, 2007.

The assets of HQ Realty, Inc. are not available to satisfy any third party obligations other than those of HQ Realty, Inc. In addition, the assets of the Company and its subsidiaries other than HQ Realty, Inc. are not available to satisfy the obligations of HQ Realty, Inc.

(14) Long-Term Debt (Continued)

Capital Leases

As part of the Progress Telecom transaction completed on March 20, 2006, the Company assumed certain capital lease obligations of Progress Telecom for IRU dark fiber facilities of $9 million. The capital leases mature at various dates through 2021. As of December 31, 2007 the capital lease obligation is approximately $8 million.

As part of the ICG Communications transaction on May 31, 2006, the Company assumed certain capital lease obligations of ICG Communications for IRU dark fiber facilities of $3 million. The capital leases mature at various dates through 2018. As of December 31, 2007 the capital lease obligation is approximately $3 million.

As part of the TelCove transaction completed on July 24, 2006, the Company assumed certain capital lease obligations of TelCove primarily for IRU dark fiber facilities of $13 million. The capital leases mature at various dates through December 2030. As of December 31, 2007 the capital lease obligation is approximately $7 million.

As part of the Broadwing transaction completed on January 3, 2007, the Company assumed certain capital lease obligations of Broadwing totaling $24 million, related primarily to a metro fiber IRU agreement. The capital leases mature at various dates through 2022. As of December 31, 2007 the capital lease obligations is approximately $22 million.

Future Debt Maturities:

The Company's contractual obligations as of December 31, 2007 related to debt, including capital leases and excluding issue discounts and fair value adjustments, will require estimated cash payments during each of the five succeeding years as follows: 2008—$32 million; 2009—$366 million; 2010—$971 million, 2011—$631 million, 2012—$337 million and $4,520 million thereafter.

(15) Asset Retirement Obligations

Asset retirement obligation accretion expense of $28 million, $24 million and $13 million was recorded during the years ended December 31, 2007, 2006 and 2005, respectively; resulting in total asset retirement obligations, including reclamation costs for the coal business, of $231 million and $202 million at December 31, 2007 and 2006, respectively. Total asset retirement obligation as of December 31, 2007 includes $62 million related to WilTel, ICG Communications, Looking Glass and Broadwing. The total asset retirement obligation as of December 31, 2006 included $46 million of asset retirement obligation related to WilTel, ICG Communications and Looking Glass.

Expense of $25 million related to the communications business was recorded in selling, general and administrative expenses on the consolidated statement of operations for the year ended December 31, 2007. In addition, expense of $4 million related to the Company's coal mining business was recorded in cost of revenue on the consolidated statement of operations for the year ended December 31, 2007. This was partially offset by less than $1 million of gains recognized on settlement of obligations attributable to the use of internal resources rather than third parties to perform reclamation work. In addition, the coal mining business incurred $4 million of additional reclamation liabilities as a result of expanded mining activities and incurred $3 million of costs for work performed to remediate previously mined properties.

(15) Asset Retirement Obligations (Continued)

Expense of $21 million related to the communications business was recorded in selling, general and administrative expenses on the consolidated statement of operations for the year ended December 31, 2006. In addition, expense of $3 million related to the Company's coal mining business was recorded in cost of revenue on the consolidated statement of operations for the year ended December 31, 2006. This was partially offset by less than $1 million of gains recognized on settlement of obligations attributable to the use of internal resources rather than third parties to perform reclamation work. In addition, the coal mining business incurred $2 million of additional reclamation liabilities as a result of expanded mining activities and incurred $3 million of costs for work performed to remediate previously mined properties.

Also in 2006, Level 3 recorded a reduction in depreciation expense totaling approximately $5 million as a result of a change in the estimated future asset retirement obligation costs associated with its 50% interest in the Decker coal mine. In accordance with SFAS No. 143, Level 3 recorded the full effect of the change in estimate in the fourth quarter of 2006.

Expense of $10 million related to the communications business was recorded in selling, general and administrative expenses on the consolidated statement of operations for the year ended December 31, 2005. In addition, expense of $3 million related to the Company's coal mining business was recorded in cost of revenue on the consolidated statement of operations for the year ended December 31, 2005. In addition, the coal mining business incurred $3 million of additional reclamation liabilities as a result of expanded mining activities and incurred $2 million of costs for work performed to remediate previously mined properties.

The Company had noncurrent restricted cash of approximately $61 million and $59 million set aside to fund the reclamation liabilities at December 31, 2007 and 2006, respectively.

(16) Employee Benefit Plans

The Company adopted the recognition provisions of SFAS No. 123 in 1998. Under SFAS No. 123, the fair value of an option or other stock-based compensation (as computed in accordance with accepted option valuation models) on the date of grant was amortized over the vesting periods of the option or stock grant.

Although the recognition of the value of the instruments results in compensation expense in an entity's financial statements, the expense differs from other compensation expense in that these charges may not be settled in cash, but rather, are generally settled through issuance of common stock.

Beginning January 1, 2006, the Company adopted SFAS No. 123R. SFAS No. 123R requires that estimated forfeitures be factored in the amount of expense recognized for awards that are not fully vested. The Company has historically recorded the effect of forfeitures of equity awards as they occur. The effect of applying the change from the original provisions of SFAS No. 123 on the Company's results of operations, basic and diluted earnings per share and cash flows for the year ended December 31, 2006 was not material.

The adoption of SFAS No. 123 resulted in material non-cash charges to operations since its adoption in 1998, and the adoption of SFAS No. 123R on January 1, 2006 continues to result in material non-cash charges to operations in the future. The amount of the non-cash charges will be dependent upon a number of factors, including the number of grants, the fair value of each grant estimated at the time of its award and the number of grants that ultimately vest.

(16) Employee Benefit Plans (Continued)

The Company recognized in loss from continuing operations a total of $122 million, $84 million and $51 million of non-cash compensation in 2007, 2006 and 2005, respectively. Included in discontinued operations is non-cash compensation expense of zero, $2 million and $6 million in 2007, 2006 and 2005, respectively.

The Company provides an accelerated vesting of stock awards upon retirement if an employee meets certain age and years of service requirements and certain other requirements. Under SFAS No. 123R, if an employee meets the age and years of service requirements under the accelerated vesting provision, the award would be expensed at grant or expensed over the period from the grant date to the date the employee meets the requirements, even if the employee has not actually retired. The Company recognized $11 million of non-cash compensation expense in 2007 for employees that met the age and years of service requirements for accelerated vesting at retirement.

During the second quarter of 2006, the October 2005 and January 2006 grants of Outperform Stock Option ("OSO") units were revalued using May 15, 2006 as the grant date, in accordance with SFAS No. 123R, and resulted in an additional $6 million in non-cash compensation expense. As stated in the Company's proxy materials for its 2006 Annual Meeting of Stockholders, over the course of the years since April 1, 1998, the compensation committee of the Company's Board of Directors had administered the 1995 Stock Plan under the belief that the action of the Company's Board of Directors to amend and restate the plan effective April 1, 1998 had the effect of extending the original term of the Plan to April 1, 2008.. After a further review of the terms of the plan, however, the compensation committee determined that an ambiguity could have existed that may have resulted in an interpretation that the expiration date of the plan was September 25, 2005. To remove any ambiguity, the Board of Directors sought the approval of the Company's stockholders to amend the plan to extend the term of the plan by five years to September 25, 2010. This approval was obtained at the 2006 Annual Meeting of Stockholders held on May 15, 2006.

The following table summarizes non-cash compensation expense and capitalized non-cash compensation for each of the three years ended years ended December 31, 2007.

	2007	2006	2005
	(dollars in millions)		
OSO	$ 35	$38	$18
Restricted Stock	42	20	19
Shareworks Match Plan	—	—	(2)
401(k) Match Expense	30	18	15
401(k) Discretionary Grant Plan	16	12	9
	123	88	59
Capitalized Noncash Compensation	(1)	(2)	(2)
	122	86	57
Discontinued Operations	—	(2)	(6)
	$122	$84	$51

(16) Employee Benefit Plans (Continued)

Outperform Stock Options

In April 1998, the Company adopted an outperform stock option ("OSO") program that was designed so that the Company's stockholders would receive a market return on their investment before OSO holders receive any return on their options. The Company believes that the OSO program directly aligns management's and stockholders' interests by basing stock option value on the Company's ability to outperform the market in general, as measured by the Standard & Poor's ("S&P") 500 Index. Participants in the OSO program do not realize any value from awards unless the Company's common stock price outperforms the S&P 500® Index during the life of the grant. When the stock price gain is greater than the corresponding gain on the S&P 500® Index (or less than the corresponding loss on the S&P 500® Index for grants awarded before September 30, 2005), the value received for awards under the OSO plan is based on a formula involving a multiplier related to the level by which the Company's common stock outperforms the S&P 500 Index. To the extent that Level 3's common stock outperforms the S&P 500 Index, the value of OSO units to a holder may exceed the value of nonqualified stock options.

The initial strike price, as determined on the day prior to the OSO grant date, is adjusted over time (the "Adjusted Strike Price"), until the exercise date. The adjustment is an amount equal to the percentage appreciation or depreciation in the value of the S&P 500® Index from the date of grant to the date of exercise. The value of the OSO increases for increasing levels of outperformance. OSO units outstanding at December 31, 2006 have a multiplier range from zero to four depending upon the performance of Level 3 common stock relative to the S&P 500® Index as shown in the following table.

If Level 3 Stock Outperforms the S&P 500® Index by:	Then the Pre-multiplier Gain Is Multiplied by a Success Multiplier of:
0% or Less	0.00
More than 0% but Less than 11%	Outperformance percentage multiplied by 4/11
11% or More	4.00

The Pre-multiplier gain is the Level 3 common stock price minus the Adjusted Strike Price on the date of exercise.

Upon exercise of an OSO, the Company shall deliver or pay to the grantee the difference between the Fair Market Value of a share of Level 3 common stock as of the day prior to the exercise date, less the Adjusted Strike Price (the "Exercise Consideration"). The Exercise Consideration may be paid in cash, Level 3 common stock or any combination of cash or Level 3 common stock at the Company's discretion. The number of shares of Level 3 common stock to be delivered by the Company to the grantee is determined by dividing the Exercise Consideration to be paid in Level 3 common stock by the Fair Market Value of a share of Level 3 common stock as of the date prior to the exercise date. Fair Market Value is defined in the OSO agreement, but is currently the closing price per share of Level 3 common stock on the NASDAQ exchange. Exercise of the OSO units does not require any cash outlay by the employee.

In August 2002, the Company modified the OSO program as follows:

- OSO targets are communicated in terms of number of OSO units rather than a theoretical dollar value.

(16) Employee Benefit Plans (Continued)

- The success multiplier was reduced from eight to four.
- Awards vest over 2 years and have a 4-year life. Fifty percent of the award vests at the end of the first year after grant, with the remaining 50% vesting over the second year (12.5% per quarter).

The vesting terms described above apply to outstanding OSO awards issued prior to March 31, 2007. As described below, the Company subsequently modified the OSO program effective as of April 1, 2007.

As part of a comprehensive review of its long-term compensation program completed in the second quarter of 2005, the Company temporarily suspended awards of OSO units in April 2005. During the second quarter of 2005, the Company granted participants in the plan restricted stock units, discussed below. Beginning in the third quarter 2005, the Company issued both restricted stock units and OSO units as part of its long-term compensation program. In the third quarter of 2005, the Company made a grant for 2005 of restricted stock units that vest ratably over four years.

As part of a comprehensive review of its long-term compensation program completed in the first quarter of 2007, beginning with awards made on or after April 1, 2007, OSO units are now awarded monthly to employees in mid-management level and higher positions, have a three year life, will vest 100% on the third anniversary of the date of the award and will fully settle on that date. OSO units awarded beginning April 1, 2007 are valued as of the first day of each month. Recipients have no discretion on the timing to exercise OSO units granted on or after April 1, 2007, thus the expected life of all such OSO units is three years.

As a result of the long-term compensation review that was being completed, OSO units were not awarded to participants during the first quarter of 2007. During the period from April 1, 2007 to December 31, 2007, the Company awarded 4.8 million OSO units to participants.

As of December 31, 2007, the Company had not reflected $29 million of unamortized compensation expense in its financial statements for previously granted OSO units. The weighted average period over which this cost will be recognized is 2.35 years.

The fair value of the OSO units granted is calculated by applying a modified Black-Scholes model with the assumptions identified below. The Company utilized a modified Black-Scholes model due to the additional variables required to calculate the impact of the success multiplier of the OSO program. Beginning January 1, 2006, as a result of the adoption of SFAS No. 123R, the Company also considers the estimated forfeiture rate to measure the value of outperform stock options granted to employees. The Company believes that given the relative short life of the options and the other variables used in

(16) Employee Benefit Plans (Continued)

the model, the modified Black-Scholes model provides a reasonable estimate of the fair value of the OSO units at the time of grant.

	Year Ended December 31,		
	2007	2006	2005
S&P 500 Expected Dividend Yield Rate	1.78%	1.78%	1.99%
Expected Life	3 years	3.4 years	2 years
S&P 500 Expected Volatility Rate	12%	12%	13%
Level 3 Common Stock Expected Volatility Rate	55%	55%	55%
Expected S&P 500 Correlation Factor	.28	.28	.30
Calculated Theoretical Value	146%	153%	116%
Estimated Forfeiture Rate	11.88%	10.19%	—

The fair value of each OSO grant equals the calculated theoretical value multiplied by the Level 3 common stock price on the grant date.

The expected life data was stratified based on levels of responsibility within the Company. The theoretical value used in 2006 was determined using the weighted average exercise behavior for these groups of employees. As described above, recipients have no discretion on the timing to exercise OSO units granted on or after April 1, 2007, thus the expected life of all such OSO units is three years. Upon adoption of SFAS No. 123R, the Company updated its calculation of the Expected Life. Volatility assumptions were derived using historical data as well as current market data.

The fair value under SFAS No. 123 and SFAS No. 123R for the approximately 5 million, 8 million and 6 million OSO units awarded to participants during the years ended December 31, 2007, 2006 and 2005, respectively, was approximately $32 million, $50 million and $18 million, respectively.

(16) Employee Benefit Plans (Continued)

Transactions involving OSO units awarded are summarized in the table below. The Option Price Per Unit identified in the table below represents the initial strike price, as determined on the day prior to the OSO grant date for those grants.

	Units	Initial Strike Price Per Unit	Weighted Average Initial Strike Price	Aggregate Intrinsic Value	Weighted Average Remaining Contractual Term
				(in millions)	
Balance December 31, 2004	21,361,522	$2.45 - $25.31	$6.61	$ 5.3	1.59 years
Options granted	5,859,066	2.03 - 3.39	2.61		
Options cancelled	(1,048,494)	2.03 - 25.31	3.00		
Options expired	(11,841,490)	2.59 - 25.31	8.91		
Options exercised	(84,628)	2.45 - 3.02	2.86		
Balance December 31, 2005	14,245,976	2.03 - 6.66	3.34	$ 9.3	2.34 years
Options granted	8,092,915	2.87 - 5.39	4.49		
Options cancelled	(1,101,849)	2.03 - 6.66	3.71		
Options expired	(3,010,367)	2.03 - 6.66	3.62		
Options exercised	(2,941,180)	2.03 - 4.44	2.97		
Balance December 31, 2006	15,285,495	2.03 - 6.66	3.93	$82.7	2.54 years
Options granted	4,818,069	3.03 - 6.10	5.25		
Options cancelled	(631,603)	2.03 - 6.66	5.08		
Options expired	(1,767,687)	2.03 - 6.66	5.37		
Options exercised	(1,999,717)	2.03 - 5.39	2.87		
Balance December 31, 2007	15,704,557	$2.03 - $ 6.10	$4.27	$ 2.4	2.04 years
Options exercisable ("vested"):					
December 31, 2005	8,453,296	$2.59 - $ 6.66	$3.88		
December 31, 2006	7,903,200	$2.03 - $ 6.66	3.48		
December 31, 2007	9,821,827	$2.03 - $ 5.70	$3.72	$ 2.4	1.75 years

	OSO units Outstanding at December 31, 2007			OSO units Exercisable at December 31, 2007	
Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Life (years)	Weighed Average Initial Strike Price	Number Exercisable	Weighted Average Initial Strike Price
$2.03 - $3.03	4,410,872	1.74	$2.52	4,011,439	$2.47
$3.36 - $4.65	4,241,373	1.82	3.97	3,025,197	3.89
$5.18 - $6.10	7,052,312	2.37	5.54	2,785,191	5.31
	15,704,557	2.04	$4.27	9,821,827	$3.72

In the table above, the weighted average initial strike price represents the values used to calculate the theoretical value of OSO units on the grant date and the intrinsic value represents the value of OSO units that have outperformed the S&P 500® Index as of December 31, 2007.

(16) Employee Benefit Plans (Continued)

The total realized value of OSO units exercised for the years ended December 31, 2007, 2006 and 2005 was $19 million, $20 million and $6 million, respectively. For the years ended December 31, 2007, 2006 and 2005, respectively, the Company issued 3.2 million, 3.8 million and 2.7 million shares of Level 3 common stock upon the exercise of OSO units. The number of shares of Level 3 stock issued upon exercise of an OSO unit varies based upon the relative performance of Level 3's stock price and the S&P 500® Index between the initial grant date and exercise date of the OSO unit.

At December 31, 2007, based on the Level 3 common stock price and post-multiplier values, the Company was obligated to issue 0.8 million shares for those vested and exercisable OSOs for which the percentage increase in the Level 3 stock price exceeded the percentage increase in the S&P 500® Index.

Restricted Stock and Units

Employees continue to receive restricted stock units under the revised compensation program. In 2007, 2006 and 2005, approximately 12.0 million, 5.9 million and 24.6 million restricted stock shares or restricted stock units, respectively, were awarded to certain employees and non-employee members of the Board of Directors. The restricted stock units and shares were granted to the recipients at no cost. Restrictions on transfer lapse over one to four year periods. The fair value of restricted stock units and shares awarded for the years ended December 31, 2007, 2006 and 2005 totaled $68 million, $27 million and $50 million and was calculated using the value of the Level 3 common stock on the grant date and is being amortized over the restriction lapse periods of the awards. As of December 31, 2007, the total compensation cost related to nonvested restricted stock or restricted stock units not yet recognized was $50 million, and the weighted average period over which this cost will be recognized is 2.97 years.

The changes in restricted stock and restricted stock units are shown in the following table:

	Number	Weighted Average Grant Date Fair Value
Nonvested at December 31, 2004	980,157	$4.05
Stock and units granted	24,627,233	2.03
Lapse of restrictions	(719,716)	3.80
Stock and units forfeited	(1,510,831)	2.12
Nonvested at December 31, 2005	23,376,843	2.06
Stock and units granted	5,874,765	4.65
Lapse of restrictions	(7,225,744)	2.13
Stock and units forfeited	(2,575,137)	2.45
Nonvested at December 31, 2006	19,450,727	2.76
Stock and units granted	11,992,520	5.67
Lapse of restrictions	(6,997,946)	2.71
Stock and units forfeited	(2,173,989)	4.20
Nonvested at December 31, 2007	22,271,312	$4.20

The total fair value of restricted stock and restricted stock units at the date the restrictions lapsed for the years ended December 31, 2007, 2006 and 2005 was $19 million, $15 million and $2 million, respectively.

(16) Employee Benefit Plans (Continued)

Non-qualified Stock Options and Warrants

The Company has not granted non-qualified stock options ("NQSOs") since 2000. As of December 31, 2007, all NQSOs previously granted were fully vested and the compensation expense had been fully recognized in the consolidated statements of operations. At December 31, 2007, there were approximately 1.1 million NQSOs outstanding with exercise prices ranging from $1.76 to $8.00. The weighted average exercise price of the NQSOs outstanding was $6.86 at December 31, 2007.

Transactions involving NQSOs are summarized as follows:

	Units	Exercise Price Per Unit	Weighted Average Exercise Price	Aggregate Intrinsic Value (in millions)
Balance December 31, 2004	8,559,864	$0.12 - $21.69	$5.85	Less than $1.0
Options granted	—	—	—	
Options cancelled	(606,150)	5.43 - 8.00	6.00	
Options exercised	(61,168)	0.12 - 0.12	0.12	
Options expired	(1,746,500)	4.04 - 21.69	6.36	
Balance December 31, 2005	6,146,046	1.76 - 8.00	5.75	Less than $1.0
Options granted	—	—	—	
Options cancelled	(553,248)	1.76 - 8.00	6.29	
Options exercised	(689,250)	4.95 - 5.43	4.97	
Options expired	—	—	—	
Balance December 31, 2006	4,903,548	1.76 - 8.00	5.79	$1.0
Options granted	—	—	—	
Options cancelled	(229,775)	5.43 - 8.00	6.11	
Options exercised	(1,485,000)	5.43 - 5.43	5.43	
Options expired	(2,046,825)	5.43 - 6.20	5.43	
Balance December 31, 2007	1,141,948	$1.76 - $ 8.00	$6.86	Less than $1.0
Options exercisable:				
December 31, 2005	6,146,046	$1.76 - $ 8.00	$5.75	
December 31, 2006	4,903,548	1.76 - 8.00	5.79	
December 31, 2007	1,141,948	$1.76 - $ 8.00	$6.86	

Range of Exercise Prices	Number Outstanding as of December 31, 2007	Options Outstanding and Exercisable Weighted Average Remaining Life (years)	Weighted Average Exercise Price
$1.76 - $1.76	2,348	0.28	$1.76
$6.20 - $8.00	1,139,600	0.06	6.87
	1,141,948	0.06	$6.86

At December 31, 2007, there were approximately 15.5 million warrants outstanding ranging in exercise price from $4.00 to $29.00. As of December 31, 2007, all of the warrants previously granted

(16) Employee Benefit Plans (Continued)

were fully vested and the compensation expense had been fully recognized in the consolidated statements of operations. Of these warrants, all were exercisable at December 31, 2007, with a weighted average exercise price of $7.64 per warrant.

In connection with the acquisition of Broadwing, approximately 4 million previously issued Broadwing warrants were converted into approximately 5 million shares of Level 3 common stock at a weighted average exercise price of $5.76 per share of Level 3 common stock. During the first quarter of 2007, approximately 3 million of the Broadwing warrants were exercised to purchase approximately 4 million shares of Level 3 common stock and resulted in proceeds to the Company totaling approximately $23 million. As of December 31, 2007, approximately 700,000 Broadwing warrants remain outstanding and are convertible into approximately 1 million shares of Level 3 common stock at a weighted average exercise price of $5.38 per share.

401(k) Plan

The Company and its subsidiaries offer their qualified employees the opportunity to participate in a defined contribution retirement plan qualifying under the provisions of Section 401(k) of the Internal Revenue Code ("401(k) Plan"). Each employee is eligible to contribute, on a tax deferred basis, a portion of annual earnings generally not to exceed $15,500 in 2007. The Company matches 100% of employee contributions up to 7% of eligible earnings or applicable regulatory limits.

The Company's matching contributions are made with Level 3 common stock based on the closing stock price on each pay date. The Company's matching contributions are made through units in the Level 3 Stock Fund, which represent shares of Level 3 common stock. The Level 3 Stock Fund is the mechanism that is used for Level 3 to make employer matching and other contributions to employees through the Level 3 401(k) plan. Employees are not able to purchase units in the Level 3 Stock Fund. Employees are able to diversify the Company's matching contribution as soon as it is made, even if they are not fully vested. The Company's matching contributions will vest ratably over the first three years of service or over such shorter period until the employee has completed three years of service at such time the employee is then 100% vested in all Company matching contributions, including future contributions. The Company made 401(k) Plan matching contributions of $30 million, $18 million and $14 million for the year ended December 31, 2007, 2006 and 2005, respectively. The Company's matching contributions were recorded as non-cash compensation and included in selling, general and administrative expenses.

The Company made a discretionary contribution to the 401(k) plan in Level 3 common stock for the years ended December 31, 2007, 2006 and 2005 equal to three percent of eligible employees' earnings each year. The 2007 deposit is expected to be made into the employees'401(k) accounts during the first quarter of 2008. The 2006 and 2005 deposits were made into the employees' 401(k) accounts during the first quarter of the subsequent year. Level 3 recorded an expense of $16 million, $11 million and $8 million for the discretionary contribution in 2007, 2006 and 2005, respectively.

The WilTel Communications employees began contributing to the Level 3 plan on June 17, 2006. On July 3, 2006, the WilTel Communications plan assets were merged into the Level 3 plan. Prior to June 17, 2006, employees of WilTel Communications that participated in the WilTel 401(k) Plan received an employer matching cash contribution of 100% of employee contributions up to 6% of eligible earnings or regulatory limits. The Company made matching cash contributions of $3 million for the period from January 1 through June 16, 2006.

(16) Employee Benefit Plans (Continued)

The Progress Telecom employees began contributing to the Level 3 plan on March 20, 2006. The Progress Telecom plan assets were merged into the Level 3 plan on August 7, 2006.

The ICG Communications employees began contributing to the Level 3 plan on July 1, 2006. There were no matching cash contributions for ICG Communications for the period May 31, 2006, the date of acquisition, through July 1, 2006. The ICG Communications plan assets were merged into the Level 3 plan on September 1, 2006.

The TelCove and Looking Glass employees began contributing to the Level 3 plan on August 4, 2006 and September 9, 2006, respectively. The matching cash contributions made to the TelCove and Looking Glass plans for the period from the respective acquisition dates to the dates employees began contributing to the Level 3 plan was less than $1 million each for TelCove and Looking Glass. The Looking Glass plan assets were merged into the Level 3 plan on November 1, 2006. The Company merged the TelCove plan assets into the Level 3 plan on January 2, 2007.

The Broadwing employees began contributing to the Level 3 plan on March 1, 2007. There were no matching cash contributions for Broadwing for the period January 3, 2007, the date of acquisition, through March 1, 2007. The Broadwing plan assets were merged into the Level 3 plan on March 1, 2007.

The CDN Business employees began contributing to the Level 3 plan on January 23, 2007, the date of acquisition. The CDN Business did not have a separate 401(k) plan and as a result no assets will be merged into the Level 3 plan.

(17) Income Taxes

An analysis of the income tax benefit (provision) attributable to loss from continuing operations before income taxes for each of the years in the three year period ended December 31, 2007 follows:

	2007	2006	2005
	(dollars in millions)		
Current:			
United States federal	$—	$—	$(4)
State	(3)	—	—
Foreign	2	(2)	(1)
	(1)	(2)	(5)
Deferred, net of changes in valuation allowances:			
United States federal	—	—	—
State	23	—	—
Foreign	—	—	—
Income tax benefit (provision)	$22	$(2)	$(5)

(17) Income Taxes (Continued)

The United States and foreign components of income (loss) from continuing operations before income taxes follows:

	2007	2006	2005
	(dollars in millions)		
United States	$(1,016)	$(710)	$(717)
Foreign	(120)	(78)	15
	$(1,136)	$(788)	$(702)

A reconciliation of the actual income tax benefit (provision) and the tax computed by applying the U.S. federal rate (35%) to the loss from continuing operations before income taxes for each of the three years ended December 31, 2007 follows:

	2007	2006	2005
	(dollars in millions)		
Computed tax benefit at statutory rate	$ 397	$ 276	$ 246
State income tax benefit	39	26	23
Stock option plan exercises	8	3	(3)
Disallowance of losses on extinguishments of debt	(62)	(3)	—
Other	(9)	—	(11)
Change in valuation allowance	(351)	(304)	(260)
Income tax benefit (provision)	$ 22	$ (2)	$ (5)

(17) Income Taxes (Continued)

The components of the net deferred tax assets (liabilities) as of December 31, 2007 and 2006 were as follows:

	2007	2006
	(dollars in millions)	
Deferred Tax Assets:		
Fixed assets and intangible assets	$ 59	$ 66
Accrued payroll and related benefits	41	26
State tax credit carry forwards	23	—
Investment in securities	25	25
Investment in joint ventures	94	88
Unutilized tax net operating loss carry forwards	3,690	2,880
Accrued liabilities and deferred revenue	11	5
Other assets or liabilities	6	190
Total Deferred Tax Assets	3,949	3,280
Deferred Tax Liabilities:		
Fixed assets and intangible assets	—	—
Accrued liabilities and deferred revenue	—	—
Total Deferred Tax Liabilities	—	—
Net Deferred Tax Assets before valuation allowance	3,949	3,280
Valuation Allowance	(3,926)	(3,280)
Net Non-Current Deferred Tax Asset after Valuation Allowance	$ 23	$ —

The change in the net non-current deferred tax asset after valuation allowance of $23 million in 2007 was primarily the result of reversing $23 million of the valuation allowance against the Company's deferred tax asset for certain state tax loss carry forwards. These state tax loss carry forwards were converted to a state tax credit carry forward associated with a change in the state's tax law that replaced the tax on net income with a tax on gross margin. The change in this state's tax law primarily occurred in the second quarter of 2007. The Company now expects it will be able to use this state tax credit carry forward against current and future state taxable gross margin.

As a result of the acquisition of Broadwing on January 3, 2007, the Company recognized an increase in deferred tax assets related to unutilized tax net operating loss carry forwards totaling $266 million.

The Company has recast certain of the deferred tax assets and liabilities presented in the table above as of December 31, 2006 to be comparable with the presentation as of December 31, 2007. These changes are primarily reclassifications and true ups of the 2006 income tax provision to conform with the current year presentation, but also include certain corrections of prior years' income tax provisions. These changes to the Company's net deferred tax assets as of December 31, 2006 had no impact on the Company's results of operations or financial condition since a full valuation allowance was recognized for the total net deferred tax asset balance as of December 31, 2006. The following is a

(17) Income Taxes (Continued)

summary of the more significant changes to the presentation of deferred tax assets and liabilities as of December 31, 2006:

- Deferred tax assets and liabilities related to fixed assets and intangible assets were decreased to correct basis differences related to foreign currency exchange rates, to reclassify basis differences that had been presented in the deferred taxes for accrued liabilities and deferred revenue and other assets or liabilities, and to correct prior period tax depreciation.
- Deferred tax assets related to accrued payroll and related benefits were decreased to correct the deferred tax asset related to outstanding stock based compensation awards.
- Deferred tax assets related to unutilized tax net operating loss carry forwards were increased to reflect adjustments to the unutilized tax net operating loss carry forwards of TelCove, ICG Communications and Looking Glass based on analyses of Section 382 limitations, to true up state tax net operating loss carry forwards, and to correct net operating loss carry forwards primarily related to depreciation.
- Deferred tax liabilities related to accrued liabilities and deferred revenue decreased primarily due to the reclassifications described above and a correction of tax basis deferred revenue.
- Deferred tax assets related to other assets or liabilities increased primarily due to the reclassifications described above and certain other immaterial adjustments.

The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. The Company considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment. A valuation allowance has been recorded against deferred tax assets, as the Company has concluded that under relevant accounting standards it is more likely than not that the deferred tax assets are not realizable.

For U.S. federal income tax reporting purposes, the Company has approximately $9.5 billion of tax loss carry forwards at December 31, 2007, net of previous carry backs, available to offset future U.S. federal taxable income. Net operating losses not utilized can be carried forward for 20 years for U.S. federal income tax purposes to offset future taxable income.

(17) Income Taxes (Continued)

The U.S. federal tax loss carry forwards expire through 2027 and are subject to examination by the tax authorities until three years after the carry forwards are utilized. The U.S. federal tax loss carry forwards expire as follows (dollars in millions):

Expiring December 31	Amount
2018	$ 3
2019	—
2020	656
2021	969
2022	1,570
2023	1,399
2024	1,239
2025	1,124
2026	1,093
2027	1,477
	$9,530

In addition, the Company has approximately $98 million of tax loss carry forwards for controlled foreign corporations at December 31, 2007, the majority of which have no expiration period.

The Internal Revenue Code contains provisions which may limit the net operating loss carry forwards available to be used in any given year upon the occurrence of certain events, including significant changes in ownership interests. If certain transactions occur with respect to Level 3's capital stock that result in a cumulative ownership change of more than 50 percentage points by 5-percent stockholders over a three-year period as determined under rules prescribed by the U.S. Internal Revenue Code and applicable regulations, annual limitations would be imposed with respect to our ability to utilize our net operating loss carry forwards and certain current deductions against any taxable income it achieves in future periods.

Provisions of the Internal Revenue Code also allow the Company to utilize a limited amount of the tax loss carry forwards that were generated by Broadwing, Looking Glass, TelCove, and ICG Communications prior to the Company's acquisition of these companies. Accordingly, the Company has increased its tax loss carry forwards to include these tax losses. As a result, the Company's tax loss carry forwards increased by $953 million, which includes $694 million related to the acquisition of Broadwing in 2007.

The majority of the Company's foreign assets and operations are owned by entities that have elected to be treated for U.S. tax purposes as unincorporated branches of a U.S. holding company and, as a result, the taxable income or loss and other tax attributes of such entities are included in the Company's U.S. federal consolidated income tax return. However, the Company has some foreign subsidiaries that have not so elected and therefore are treated for U.S. tax purposes as controlled foreign corporations. With respect to such controlled foreign corporations, as of December 31, 2007, the Company has no plans to repatriate undistributed earnings of such controlled foreign corporations as any earnings are deemed necessary to fund ongoing European operations and planned expansion. Undistributed earnings of such controlled foreign corporations that are permanently invested and for which no deferred taxes have been provided are immaterial as of December 31, 2007 and 2006.

(17) Income Taxes (Continued)

The Company adopted the provisions of FIN No. 48 on January 1, 2007. The adoption of FIN No. 48 did not affect the Company's liability for uncertain tax positions. The Company's liability for uncertain tax positions totaled $18 million at December 31, 2007 and January 1, 2007. During 2007, the Company increased the liability for uncertain tax positions by $3 million for possible indemnification of certain tax liabilities related to a business disposed of prior to 2007, increased the liability for uncertain tax positions by $3 million to reflect liabilities for uncertain tax positions related to acquired companies and decreased the liability for uncertain tax positions by $6 million for the recognition of tax positions related to matters favorably settled during 2007. All of these amounts also include the related accrued interest and penalties associated with the uncertain tax positions if applicable. The Company does not expect the liability for uncertain tax positions will change significantly during the twelve months ended December 31, 2008; however, actual changes in the liability for uncertain tax positions could be different than currently expected.

(dollars in millions)	Amount
Balance as of January 1, 2007	$18
Gross increases—tax positions prior to 2007	3
Gross increases—during 2007	3
Gross decreases—tax positions prior to 2007	(6)
Balance as of December 31, 2007	$18

The Company, or at least one of its subsidiaries, files income tax returns in the U.S. federal jurisdiction and various states and foreign jurisdictions. With few exceptions, the Company is no longer subject to U.S. federal, state and local, or non-U.S. income tax examinations by tax authorities for years before 1999. The Internal Revenue Service commenced an examination of the Company's U.S. income tax returns for 1999 through 2001. The audit is currently in the appeals process and a resolution is expected to be reached in 2008. The Company does not expect that any settlement or payment that may result from the audit will have a material effect on the Company's results of operations or cash flows.

The Company recognizes accrued interest and penalties related to uncertain tax positions in income tax expense in its consolidated statements of operations. The Company's liability for uncertain tax positions includes approximately $9 million of accrued interest and penalties at December 31, 2007.

Included in the liability for uncertain tax positions at December 31, 2007 are $3 million of uncertain tax positions related to acquired companies, the disallowance of which would affect the valuation of the assets and or liabilities acquired and therefore would not affect the annual effective income tax rate.

(18) Stockholders' Equity

During 2006, Level 3 completed the sale of 125 million shares of its common stock, par value $0.01 per share, at $4.55 per share in an underwritten public offering. Level 3 received proceeds of $543 million net of $26 million in transaction costs.

The Level 3 1995 Stock Plan permits option holders to tender shares to the Company to cover income taxes due on option exercises.

Issuances of common stock, for option exercises, equity offerings and acquisitions for the three year period ended December 31, 2007 are shown below.

	Outstanding Common Shares
December 31, 2004	686,496,721
Option, Restricted Stock, Shareworks and 401(k) activity (Note 16)	16,271,097
WilTel Communications Group, LLC Acquisition (Note 2)	115,000,000
December 31, 2005	817,767,818
Option, Restricted Stock and 401(k) activity (Note 16)	18,737,450
Equity offering	125,000,000
2006 Acquisitions (Note 2)	216,917,837
December 31, 2006	1,178,423,105
Option, Restricted Stock and 401(k) activity (Note 16)	22,558,511
Debt conversion to equity (Note 14)	213,939,051
2007 Acquisitions (Note 2)	122,942,018
December 31, 2007	1,537,862,685

(19) Industry and Geographic Data

SFAS No. 131 "Disclosures about Segments of an Enterprise and Related Information" defines operating segments as components of an enterprise for which separate financial information is available and which is evaluated regularly by the Company's chief operating decision maker, or decision making group, in deciding how to allocate resources and assess performance. Operating segments are managed separately and represent separate strategic business units that offer different products and serve different markets. The Company's current reportable segments include: communications and coal mining (See Note 1). Other primarily includes corporate assets and overhead not attributable to a specific segment. In the third quarter of 2006, the Company exited the information services business as a result of the sale of Software Spectrum. Segment information has been revised due to reclassification of the information services businesses as discontinued operations in the consolidated financial statements (See Note 3).

Effective January 1, 2007, the Company has reflected cash, cash equivalents and marketable securities in the respective segments which hold the related cash, cash equivalents and marketable securities. Prior year balances have been reclassified to conform to the current period presentation.

Adjusted EBITDA, as defined by the Company, is net income (loss) from the consolidated statements of operations before (1) gain (loss) from discontinued operations, (2) income taxes, (3) total other income (expense), (4) non-cash impairment charges included within restructuring and impairment

(19) Industry and Geographic Data (Continued)

charges as reported in the consolidated statements of operations, (5) depreciation and amortization and (6) non-cash stock compensation expense included within selling, general and administrative expenses on the consolidated statements of operations.

Adjusted EBITDA is not a measurement under accounting principles generally accepted in the United States and may not be used by other companies. Management believes that Adjusted EBITDA is an important part of the Company's internal reporting and is a key measure used by Management to evaluate profitability and operating performance of the Company and to make resource allocation decisions. Management believes such measures are especially important in a capital-intensive industry such as telecommunications. Management also uses Adjusted EBITDA to compare the Company's performance to that of its competitors. Management uses Adjusted EBITDA to eliminate certain non-cash and non-operating items in order to consistently measure from period to period its ability to fund capital expenditures, fund growth, service debt and determine bonuses.

Adjusted EBITDA excludes non-cash impairment charges and non-cash stock compensation expense because of the non-cash nature of these items. Adjusted EBITDA also excludes interest income, interest expense, income taxes and gain (loss) on extinguishment of debt because these items are associated with the Company's capitalization and tax structures. Adjusted EBITDA also excludes depreciation and amortization expense because these non-cash expenses reflect the impact of capital investments which management believes should be evaluated through cash flow measures. Adjusted EBITDA excludes total other income (expense) because these items are not related to the primary operations of the Company.

There are limitations to using non-GAAP financial measures, including the difficulty associated with comparing companies that use similar performance measures whose calculations may differ from the Company's calculations. Additionally, this financial measure does not include certain significant items such as interest income, interest expense, income taxes, depreciation and amortization, non-cash impairment charges, non-cash stock compensation expense, gain (loss) on early extinguishment of debt and net other income (expense). Adjusted EBITDA should not be considered a substitute for other measures of financial performance reported in accordance with GAAP.

The data presented in the following tables includes information for the twelve months ended December 31, 2007, 2006 and 2005 for all statement of operations and cash flow information presented, and as of December 31, 2007 and 2006 for all balance sheet information presented. Information related to the acquired businesses is included from their respective acquisition dates. Revenue and the related expenses are attributed to countries based on where services are provided.

(19) Industry and Geographic Data (Continued)

Industry and geographic segment financial information follows. Certain prior year information has been reclassified to conform to the 2007 presentation.

	Communications	Coal Mining	Other	Total
	(dollars in millions)			
2007				
Revenue:				
North America	$3,941	$70	$—	$4,011
Europe	258	—	—	258
	$4,199	$70	$—	$4,269
Adjusted EBITDA:				
North America	$ 758	$ 5	$(4)	
Europe	65	—	—	
	$ 823	$ 5	$(4)	
Capital Expenditures:				
North America	$ 578	$ 2	$—	$ 580
Europe	53	—	—	53
	$ 631	$ 2	$—	$ 633
Depreciation and Amortization:				
North America	$ 861	$ 7	$—	$ 868
Europe	74	—	—	74
	$ 935	$ 7	$—	$ 942

	Communications	Coal Mining	Other	Total
	(dollars in millions)			
2006				
Revenue:				
North America	$3,121	$67	$—	$3,188
Europe	190	—	—	190
	$3,311	$67	$—	$3,378
Adjusted EBITDA:				
North America	$ 636	$ 8	$(3)	
Europe	41	—	—	
	$ 677	$ 8	$(3)	
Capital Expenditures:				
North America	$ 346	$ 1	$—	$ 347
Europe	45	—	—	45
	$ 391	$ 1	$—	$ 392
Depreciation and Amortization:				
North America	$ 661	$ 1	$—	$ 662
Europe	68	—	—	68
	$ 729	$ 1	$—	$ 730

(19) Industry and Geographic Data (Continued)

	Communications	Coal Mining	Other	Total
	(dollars in millions)			
2005				
Revenue:				
North America	$1,496	$74	$—	$1,570
Europe	149	—	—	149
	$1,645	$74	$—	$1,719
Adjusted EBITDA:				
North America	$ 437	$16	$(3)	
Europe	21	—	—	
	$ 458	$16	$(3)	
Capital Expenditures:				
North America	$ 271	$ 2	$—	$ 273
Europe	27	—	—	27
	$ 298	$ 2	$—	$ 300
Depreciation and Amortization:				
North America	$ 560	$ 5	$—	$ 565
Europe	82	—	—	82
	$ 642	$ 5	$—	$ 647

	Communications	Coal Mining	Other	Total
	(dollars in millions)			
Identifiable Assets				
December 31, 2007				
North America	$ 9,189	$115	$11	$ 9,315
Europe	930	—	—	930
	$10,119	$115	$11	$10,245
December 31, 2006				
North America	$ 9,043	$127	$18	$ 9,188
Europe	806	—	—	806
	$ 9,849	$127	$18	$ 9,994

(19) Industry and Geographic Data (Continued)

	Communications	Coal Mining	Other	Total
	(dollars in millions)			
Long-Lived Assets (excluding Goodwill)				
December 31, 2007				
North America	$ 6,702	$ 75	$—	$ 6,777
Europe	818	—	—	818
	$ 7,520	$ 75	$—	$ 7,595
December 31, 2006				
North America	$ 6,362	$ 88	$—	$ 6,450
Europe	747	—	—	747
	$ 7,109	$ 88	$—	$ 7,197
Goodwill				
December 31, 2007				
North America	$ 1,390	$ —	$—	$ 1,390
Europe	31	—	—	31
	$ 1,421	$ —	$—	$ 1,421
December 31, 2006				
North America	$ 408	$ —	$—	$ 408
Europe	—	—	—	—
	$ 408	$ —	$—	$ 408

Communications revenue is grouped into three categories: 1) Core Communications Services (including transport and infrastructure services, IP and data services, voice services and Level 3 Vyvx services) 2) Other Communications Services (including managed modem and its related reciprocal compensation, DSL aggregation, and legacy managed IP services), and 3) SBC Contract Services. This revenue reporting structure reflects how the Company's management invests in the communications

(19) Industry and Geographic Data (Continued)

business. Management invests in supporting the growth of Core Communications Services revenue and optimizing the cash flows from the Company's declining Other and SBC Contract Services Revenue.

	Communications Services			
	Core	Other	SBC Contract Services	Total
	(dollars in millions)			
Communications Revenue				
2007				
North America	$3,366	$272	$303	$3,941
Europe	256	2	—	258
	$3,622	$274	$303	$4,199
2006				
North America	$1,787	$441	$893	$3,121
Europe	186	4	—	190
	$1,973	$445	$893	$3,311
2005				
North America	$ 818	$653	$ 25	$1,496
Europe	144	5	—	149
	$ 962	$658	$ 25	$1,645

Transport and Infrastructure includes $7 million, $2 million and $130 million of termination revenue for the years ended December 31, 2007, 2006 and 2005, respectively. IP and data includes less than $1 million, $7 million and $1 million of termination revenue for the years ended December 31, 2007, 2006 and 2005, respectively. SBC Contract Services includes $2 million of termination revenue for the years ended December 31, 2007 and 2006. No termination revenue was recorded for SBC in 2005.

In the third quarter of 2006, Level 3 announced the formation of four customer-facing groups to better serve the changing needs of customers in growing markets and drive growth across the organization:

- The Wholesale Markets Group services the communications needs of large national and global service providers, including carriers, cable companies, wireless companies, and voice service providers. These customers typically integrate Level 3 services into their own products and services to offer to their end user customers. Revenue from the Wholesale Markets Group represented 56% of Core Communications revenue for the year ended December 31, 2007.
- The Business Markets Group targets enterprise customers and regional carriers who value a local, professional sales force. Specific customer markets include small, medium, and large businesses, local and regional carriers, state and local government entities, and higher education institutions. Revenue from the Business Markets Group represented 26% of Core Communications revenue for the year ended December 31, 2007.
- The Content Markets Group focuses on serving media and content companies with large and growing bandwidth needs. Customers in this market include video distribution companies,

(19) Industry and Geographic Data (Continued)

providers of gaming, mega-portals, software service providers, social networking providers, as well as more traditional media distribution companies such as broadcasters, television networks and sports leagues. Revenue from the Content Markets Group represented 11% of Core Communications revenue in the year ended December 31, 2007.

- The European Markets Group serves large European consumers of bandwidth, including the largest European and international carriers, large system integrators, voice service providers, cable operators, Internet service providers, content providers, and government and education sectors. Revenue from the European Markets Group represented 7% of Core Communications revenue in the year ended December 31, 2007.

The Company believes that the alignment around customer markets should allow it to drive growth while enabling it to better focus on the needs of the customers.

The majority of North American revenue consists of services delivered within the United States. The majority of European revenue consists of services delivered within the United Kingdom, France and Germany. Revenue from transoceanic services allocated to Europe.

The following information provides a reconciliation of Net Income (Loss) to Adjusted EBITDA by reportable segment, as defined by the Company, for the years ended December 31, 2007, 2006 and 2005:

2007

	Communications	Coal Mining	Other	Discontinued Information Services
	(dollars in millions)			
Net Income (Loss)	$(1,113)	$(3)	$ 2	$—
Income from Discontinued Operations	—	—	—	—
Income Tax Provision (Benefit)	(17)	1	(6)	—
Total Other (Income) Expense	895	—	—	—
Non-Cash Impairment Charge	1	—	—	—
Depreciation and Amortization Expense	935	7	—	—
Non-Cash Compensation Expense	122	—	—	—
Adjusted EBITDA	$ 823	$ 5	$(4)	$—

(19) Industry and Geographic Data (Continued)

2006

	Communications	Coal Mining	Other	Discontinued Information Services
	(dollars in millions)			
Net Income (Loss)	$(800)	$ 7	$ 3	$ 46
Income from Discontinued Operations	—	—	—	(46)
Income Tax Provision (Benefit)	4	—	(2)	—
Total Other (Income) Expense	652	—	(4)	—
Non-Cash Impairment Charge	8	—	—	—
Depreciation and Amortization Expense	729	1	—	—
Non-Cash Compensation Expense	84	—	—	—
Adjusted EBITDA	$ 677	$ 8	$(3)	$ —

2005

	Communications	Coal Mining	Other	Discontinued Information Services
	(dollars in millions)			
Net Income (Loss)	$(720)	$16	$(3)	$ 69
Income from Discontinued Operations	—	—	—	(69)
Income Tax Provision (Benefit)	2	2	1	—
Total Other (Income) Expense	474	(7)	(1)	—
Non-Cash Impairment Charge	9	—	—	—
Depreciation and Amortization Expense	642	5	—	—
Non-Cash Compensation Expense	51	—	—	—
Adjusted EBITDA	$ 458	$16	$(3)	$ —

(20) Commitments, Contingencies and Other Items

Right of Way Litigation

In April 2002, Level 3 Communications, Inc., and two of its subsidiaries were named as defendants in *Bauer, et. al. v. Level 3 Communications, LLC, et al.*, a purported class action covering 22 states, filed in state court in Madison County, Illinois. In July 2001, Level 3 was named as a defendant in *Koyle, et. al. v. Level 3 Communications, Inc., et. al.*, a purported two state class action filed in the U.S. District Court for the District of Idaho. In November of 2005, the court granted class certification only for the state of Idaho. In September 2002, Level 3 Communications, LLC and Williams Communications, LLC were named as defendants in *Smith et. al. v. Sprint Communications Company, L.P., et al.*, a purported nationwide class action filed in the United States District Court for the Northern District of Illinois. In April 2005, the Smith plaintiffs filed a Fourth Amended Complaint which did not include Level 3 or Williams Communications, Inc. as a party, thus ending both companies' involvement in the Smith case. On February 17, 2005, Level 3 Communications, LLC and Williams Communications, LLC were named as defendants in *McDaniel, et. al., v. Qwest Communications Corporation, et al.*, a purported class action covering 10 states filed in the United States District Court for the Northern District of Illinois. These

(20) Commitments, Contingencies and Other Items (Continued)

actions involve the companies' right to install its fiber optic cable network in easements and right-of-ways crossing the plaintiffs' land. In general, the companies obtained the rights to construct their networks from railroads, utilities, and others, and have installed their networks along the rights-of-way so granted. Plaintiffs in the purported class actions assert that they are the owners of lands over which the companies' fiber optic cable networks pass, and that the railroads, utilities, and others who granted the companies the right to construct and maintain their networks did not have the legal authority to do so. The complaints seek damages on theories of trespass, unjust enrichment and slander of title and property, as well as punitive damages. The companies have also received, and may in the future receive, claims and demands related to rights-of-way issues similar to the issues in these cases that may be based on similar or different legal theories. To date, other than as noted above, all adjudicated attempts to have class action status granted on complaints filed against the companies or any of their subsidiaries involving claims and demands related to rights-of-way issues have been denied.

It is still too early for the Company to reach a conclusion as to the ultimate outcome of these actions. However, management believes that the Company and its subsidiaries have substantial defenses to the claims asserted in all of these actions (and any similar claims which may be named in the future), and intends to defend them vigorously if a satisfactory form of settlement is not approved.

Other Litigation

The Company and its subsidiaries are parties to many other legal proceedings. Management believes that any resulting liabilities for these legal proceedings, beyond amounts reserved, will not materially affect the Company's financial condition or future results of operations, but could affect future cash flows.

Operating Leases

The Company is leasing rights-of-way, facilities and other assets under various operating leases which, in addition to rental payments, may require payments for insurance, maintenance, property taxes and other executory costs related to the lease. Certain leases provide for adjustments in lease cost based upon adjustments in the consumer price index and increases in the landlord's management costs.

The right-of-way agreements have various expiration dates through 2060. Payments under these right-of-way agreements were $90 million in 2007, $62 million in 2006 and $30 million in 2005.

The Company has obligations under non-cancelable operating leases for certain colocation and office facilities, including lease obligations for which facility related restructuring charges have been recorded. The lease agreements have various expiration dates through 2099. Rent expense, including common area maintenance, under non-cancelable lease agreements was $190 million in 2007, $132 million in 2006 and $76 million in 2005.

For those leases involving communications colocation and right-of-way agreements, the Company anticipates that it will renew these leases under option provisions contained in the lease agreements given the significant cost to relocate the Company's network and other facilities.

(20) Commitments, Contingencies and Other Items (Continued)

Future minimum payments for the next five years under right-of-way agreements and non-cancelable operating leases for facilities (including common area maintenance) consist of the following at December 31, 2007 (dollars in millions):

	Right-of-Way Agreements	Facilities	Total
2008	$ 101	$126	$ 227
2009	91	105	196
2010	85	88	173
2011	80	77	157
2012	77	70	147
Thereafter	918	261	1,179
Total	$1,352	$727	$2,079

Certain right of way agreements include provisions for increases in payments in future periods based on the rate of inflation as measured by the consumer price index. The Company has not included estimates for these increases in future periods in the amounts included above.

Certain right of way agreements are cancellable or can be terminated under certain conditions. However, in most cases cancellation or termination of the right of way agreement requires removal of the Company's network. Because the Company considers it unlikely that it would cancel or terminate its right of way agreements and remove its network, the payments due under these agreements have been included in the table above. Certain of these right of way agreements provide for automatic renewal on a periodic basis. For purposes of presenting future payment commitments under these agreements, the Company has included 18 years of future payments from January 1, 2008 in the table above.

Other

It is customary in Level 3's industries to use various financial instruments in the normal course of business. These instruments include items such as letters of credit. Letters of credit are conditional commitments issued on behalf of Level 3 in accordance with specified terms and conditions. As of December 31, 2007 and 2006, Level 3 had outstanding letters of credit of approximately $36 million and $45 million, respectively, which are collateralized by cash which is reflected on the consolidated balance sheet as restricted cash and securities. The Company does not believe it is practicable to estimate the fair value of the letters of credit and does not believe exposure to loss is likely nor material.

(21) Condensed Consolidating Financial Information

As discussed in Note 14, Level 3 Financing has issued senior notes as described below:

- In October 2003, Level 3 Financing issued $500 million of 10.75% Senior Notes due 2011. The 10.75% Senior Notes were registered with the Securities and Exchange Commission in 2005. The Company repurchased $497 million of the 10.75% notes in 2006.

(21) Condensed Consolidating Financial Information (Continued)

- In March 2006, Level 3 Financing issued $150 million of Floating Rate Senior Notes due 2011 and $250 million of 12.25% Senior Notes due 2013. The Company repurchased $144 million of the Floating Rate Senior Notes due 2011 in 2007.
- In April 2006, Level 3 Financing issued an additional $300 million of 12.25% Senior Notes due 2013.
- In October 2006, Level 3 Financing issued $600 million of 9.25% Senior Notes due 2014 and in December 2006 issued an additional $650 million of 9.25% Senior Notes due 2014.
- In February 2007, Level 3 Financing issued $700 million of 8.75% Senior Notes due 2017 and $300 million of Floating Rate Senior Notes due 2015.

The notes discussed above are unsecured obligations of Level 3 Financing; however, they are also jointly and severally and fully and unconditionally guaranteed on an unsecured senior basis by Level 3 Communications, Inc. and Level 3 Communications, LLC.

In addition, Level 3 Financing's 12.25% Senior Notes due 2013, Floating Rate Senior Notes due 2011 and 9.25% Senior Notes due 2014 are jointly and severally and fully and unconditionally guaranteed by Broadwing Financial Services, Inc., a wholly owned subsidiary of Level 3 Communications, Inc. As a result of this guarantee, the Company has included Broadwing Financial Services, Inc. in the condensed consolidating financial information below for the periods subsequent to the acquisition of Broadwing on January 3, 2007.

In conjunction with the registration of the 10.75% Senior Notes, Floating Rate Senior Notes due 2011, 12.25% Senior Notes due 2013, 9.25% Senior Notes due 2014, 8.75% Senior Notes due 2017 and Floating Rate Senior Notes due 2015 the accompanying condensed consolidating financial information has been prepared and presented pursuant to SEC Regulation S-X Rule 3-10 "Financial statements of guarantors and affiliates whose securities collateralize an issue registered or being registered."

Condensed Consolidating Statements of Operations for the three years ended December 31, 2007, 2006 and 2005 follow. Level 3 Communications, LLC leases equipment and certain facilities from other wholly owned subsidiaries of Level 3 Communications, Inc. These transactions are eliminated in the consolidated results of the Company. The operating activities of the separate legal entities included in the Company's consolidated financial statements are interdependent. The accompanying condensed consolidating financial information presents the results of operations, financial position and cash flows of each legal entity and, on an aggregate basis, the other non-guarantor subsidiaries based on amounts incurred by such entities, and are not intended to present the operating results of those legal entities on a stand-alone basis.

(21) Condensed Consolidating Financial Information (Continued)

Condensed Consolidating Statements of Operations
For the year ended December 31, 2007

	Level 3 Communications, Inc.	Level 3 Financing, Inc.	Level 3 Communications, LLC	Broadwing Financial Services, Inc.	Other Subsidiaries	Eliminations	Total
			(dollars in millions)				
Revenue	$ —	$ —	$ 1,439	$27	$2,994	$ (191)	$ 4,269
Costs and Expenses:							
Cost of Revenue	—	—	553	—	1,434	(154)	1,833
Depreciation and Amortization	—	—	345	—	597	—	942
Selling, General and Administrative	3	—	1,251	27	479	(37)	1,723
Restructuring and Impairment Charges	—	—	12	—	—	—	12
Total Costs and Expenses	3	—	2,161	27	2,510	(191)	4,510
Operating Income (Loss)	(3)	—	(722)	—	484	—	(241)
Other Income (Loss), net:							
Interest Income	2	1	43	—	8	—	54
Interest Expense	(202)	(365)	(1)	(1)	(8)	—	(577)
Interest Income (Expense) Affiliates, net	781	976	(1,818)	—	61	—	—
Equity in Net Earnings (Losses) of Subsidiaries	(1,329)	(1,934)	444	—	—	2,819	—
Other Income (Expense)	(363)	(29)	7	—	13	—	(372)
Other Income (Loss)	(1,111)	(1,351)	(1,325)	(1)	74	2,819	(895)
Income (Loss) from Continuing Operations Before Income Taxes	(1,114)	(1,351)	(2,047)	(1)	558	2,819	(1,136)
Income Tax Benefit	—	22	—	—	—	—	22
Income (Loss) from Continuing Operations	(1,114)	(1,329)	(2,047)	(1)	558	2,819	(1,114)
Income (Loss) from Discontinued Operations	—	—	—	—	—	—	—
Net Income (Loss)	$(1,114)	$(1,329)	$(2,047)	$(1)	$ 558	$2,819	$(1,114)

(21) Condensed Consolidating Financial Information (Continued)

Condensed Consolidating Statements of Operations
For the year ended December 31, 2006

	Level 3 Communications, Inc.	Level 3 Financing, Inc.	Level 3 Communications, LLC	Other Subsidiaries	Eliminations	Total
			(dollars in millions)			
Revenue	$ —	$ —	$ 1,304	$2,270	$ (196)	$3,378
Costs and Expenses:						
Cost of Revenue	—	—	525	1,179	(187)	1,517
Depreciation and Amortization	—	—	358	372	—	730
Selling, General and Administrative	6	—	816	445	(9)	1,258
Restructuring and Impairment Charges	—	—	9	4	—	13
Total Costs and Expenses	6	—	1,708	2,000	(196)	3,518
Operating Income (Loss)	(6)	—	(404)	270	—	(140)
Other Income (Loss), net:						
Interest Income	16	1	40	7	—	64
Interest Expense	(432)	(207)	—	(9)	—	(648)
Interest Income (Expense) Affiliates, net	860	666	(1,572)	46	—	—
Equity in Net Earnings (Losses) of Subsidiaries	(1,209)	(1,561)	141	—	2,629	—
Other Income (Expense)	27	(108)	7	10	—	(64)
Other Income (Loss)	(738)	(1,209)	(1,384)	54	2,629	(648)
Income (Loss) from Continuing Operations Before Income Taxes	(744)	(1,209)	(1,788)	324	2,629	(788)
Income Tax (Expense) Benefit	—	—	—	(2)	—	(2)
Income (Loss) from Continuing Operations	(744)	(1,209)	(1,788)	322	2,629	(790)
Income from Discontinued Operations	—	—	—	46	—	46
Net Income (Loss)	$ (744)	$(1,209)	$(1,788)	$ 368	$2,629	$ (744)

(21) Condensed Consolidating Financial Information (Continued)

Condensed Consolidating Statements of Operations
For the year ended December 31, 2005

	Level 3 Communications, Inc.	Level 3 Financing, Inc.	Level 3 Communications, LLC	Other Subsidiaries	Eliminations	Total
			(dollars in millions)			
Revenue	$ —	$ —	$ 1,457	$440	$ (178)	$1,719
Costs and Expenses:						
Cost of Revenue	—	—	575	104	(163)	516
Depreciation and Amortization	—	—	444	203	—	647
Selling, General and Administrative	4	—	640	140	(15)	769
Restructuring and Impairment Charges	—	—	21	2	—	23
Total Costs and Expenses	4	—	1,680	449	(178)	1,955
Operating Income (Loss)	(4)	—	(223)	(9)	—	(236)
Other Income (Loss), net:						
Interest Income	19	1	11	4	—	35
Interest Expense	(390)	(133)	—	(7)	—	(530)
Interest Income (Expense) Affiliates, net	784	527	(1,336)	25	—	—
Equity in Net Earnings (Losses) of Subsidiaries	(1,048)	(1,492)	(1)	—	2,541	—
Other Income (Expense)	1	—	12	16	—	29
Other Income (Loss)	(634)	(1,097)	(1,314)	38	2,541	(466)
Income (Loss) from Continuing Operations Before Income Taxes	(638)	(1,097)	(1,537)	29	2,541	(702)
Income Tax Expense	—	—	—	(5)	—	(5)
Income (Loss) from Continuing Operations	(638)	(1,097)	(1,537)	24	2,541	(707)
Income from Discontinued Operations	—	49	—	20	—	69
Net Income (Loss)	$ (638)	$(1,048)	$(1,537)	$ 44	$2,541	$ (638)

(21) Condensed Consolidating Financial Information (Continued)

Condensed Consolidating Balance Sheets as of December 31, 2007 and 2006 follow:

Condensed Consolidating Balance Sheets
December 31, 2007

	Level 3 Communications, Inc.	Level 3 Financing, Inc.	Level 3 Communications, LLC	Broadwing Financial Services, Inc.	Other Subsidiaries	Eliminations	Total
	(dollars in millions)						
Assets							
Current Assets:							
Cash and cash equivalents	$ —	$ 27	$ 588	$—	$ 99	$ —	$ 714
Marketable securities	8	—	—	—	1	—	9
Restricted cash and securities	—	—	14	—	9	—	23
Accounts receivable, net	—	—	80	—	315	—	395
Due from (to) affiliates	10,575	8,549	(20,897)	20	1,753	—	—
Other	7	8	32	—	41	—	88
Total Current Assets	10,590	8,584	(20,183)	20	2,218	—	1,229
Property, Plant and Equipment, net	—	—	3,256	—	3,413	—	6,669
Restricted Cash and Securities	18	—	17	—	66	—	101
Goodwill and Other Intangibles, net	—	—	151	—	1,950	—	2,101
Investment in Subsidiaries	(6,951)	(11,270)	4,481	—	—	13,740	—
Other Assets, net	16	47	17	—	65	—	145
Total Assets	$ 3,673	$ (2,639)	$(12,261)	$20	$7,712	$13,740	$10,245
Liabilities and Stockholders' Equity (Deficit)							
Current Liabilities:							
Accounts payable	$ —	$ —	$ 170	$—	$ 226	$ —	$ 396
Current portion of long-term debt	25	—	—	1	6	—	32
Accrued payroll and employee benefits	—	—	88	—	9	—	97
Accrued interest	33	95	—		—	—	128
Deferred revenue	—	—	91		75	—	166
Other	—	—	42	—	97	—	139
Total Current Liabilities	58	95	391	1	413	—	958
Long-Term Debt, less current portion	2,511	4,217	—	20	84	—	6,832
Deferred Revenue	—	—	644	—	119	—	763
Other Liabilities	34	—	213	—	375	—	622
Stockholders' Equity (Deficit)	1,070	(6,951)	(13,509)	(1)	6,721	13,740	1,070
Total Liabilities and Stockholders' Equity (Deficit)	$ 3,673	$ (2,639)	$(12,261)	$20	$7,712	$13,740	$10,245

(21) Condensed Consolidating Financial Information (Continued)

Condensed Consolidating Balance Sheets
December 31, 2006

	Level 3 Communications, Inc.	Level 3 Financing, Inc.	Level 3 Communications, LLC	Other Subsidiaries	Eliminations	Total
			(dollars in millions)			
Assets						
Current Assets:						
Cash and cash equivalents	$ 15	$ 12	$ 1,592	$ 62	$ —	$1,681
Marketable securities	235	—	—	—	—	235
Restricted cash and securities	—	—	31	15	—	46
Accounts receivable, net	—	—	97	229	—	326
Due from (to) affiliates	11,183	6,432	(18,631)	1,016	—	—
Other	17	6	41	37	—	101
Total Current Assets	11,450	6,450	(16,870)	1,359	—	2,389
Property, Plant and Equipment, net	—	—	3,268	3,200	—	6,468
Marketable Securities	—	—	—	—	—	—
Restricted Cash and Securities	17	—	—	73	—	90
Goodwill and Other Intangibles, net	—	—	44	875	—	919
Investment in Subsidiaries	(6,419)	(10,170)	2,639	—	13,950	—
Other Assets, net	43	41	12	32	—	128
Total Assets	$ 5,091	$ (3,679)	$(10,907)	$5,539	$13,950	$9,994
Liabilities and Stockholders' Equity (Deficit)						
Current Liabilities:						
Accounts payable	$ —	$ 1	$ 160	$ 230	$ —	$ 391
Current portion of long-term debt	—	—	—	5	—	5
Accrued payroll and employee benefits	—	—	59	33	—	92
Accrued interest	93	49	—	1	—	143
Deferred revenue	—	—	84	44	—	128
Other	1	2	56	97	—	156
Total Current Liabilities	94	52	359	410	—	915
Long-Term Debt, less current portion	4,581	2,688	—	88	—	7,357
Deferred Revenue	—	—	642	125	—	767
Other Liabilities	42	—	199	340	—	581
Stockholders' Equity (Deficit)	374	(6,419)	(12,107)	4,576	13,950	374
Total Liabilities and Stockholders' Equity (Deficit)	$ 5,091	$ (3,679)	$(10,907)	$5,539	$13,950	$9,994

(21) Condensed Consolidating Financial Information (Continued)

Condensed Consolidating Statements of Cash Flows for the years ended December 31, 2007, 2006 and 2005 follow:

Condensed Consolidating Statements of Cash Flows
For the year ended December 31, 2007

	Level 3 Communications, Inc.	Level 3 Financing, Inc.	Level 3 Communications, LLC	Broadwing Financial Services, Inc.	Other Subsidiaries	Eliminations	Total
			(dollars in millions)				
Net Cash Provided by (Used in) Operating Activities	$ (229)	$ (306)	$ (146)	$(15)	$ 927	$—	$ 231
Cash Flows from Investing Activities:							
Proceeds from sale and maturity of marketable securities	280	—	—	—	53	—	333
Decrease in restricted cash and securities, net	—	—	1	—	11	—	12
Capital expenditures	—	—	(271)	—	(362)	—	(633)
Acquisitions, net of cash acquired and investments	—	—	(893)	—	217	—	(676)
Proceeds from sale of discontinued operations	—	(2)	—	—	—	—	(2)
Proceeds from sale of property, plant and equipment and other assets	—	—	2	—	3	—	5
Net Cash Provided by (Used in) Investing Activities	280	(2)	(1,161)	—	(78)	—	(961)
Cash Flows from Financing Activities:							
Long-term debt borrowings, net of issuance costs	—	2,349	—		—	—	2,349
Payments on and repurchases of long-term debt, including current portion and refinancing costs	(1,619)	(887)	—	(1)	(111)	—	(2,618)
Proceeds from warrants and stock-based equity plans	26	—	—		—	—	26
Increase (decrease) due from affiliates, net	1,527	(1,139)	300	16	(704)	—	—
Net Cash Provided by (Used in) Financing Activities	(66)	323	300	15	(815)	—	(243)
Effect of Exchange Rates on Cash and Cash Equivalents	—	—	3	—	3	—	6
Net Change in Cash and Cash Equivalents	(15)	15	(1,004)	—	37	—	(967)
Cash and Cash Equivalents at Beginning of the Year	15	12	1,592	—	62	—	1,681
Cash and Cash Equivalents at End of the Year	$ —	$ 27	$ 588	$ —	$ 99	$—	$ 714

(21) Condensed Consolidating Financial Information (Continued)

Condensed Consolidating Statements of Cash Flows
For the year ended December 31, 2006

	Level 3 Communications, Inc.	Level 3 Financing, Inc.	Level 3 Communications, LLC	Other Subsidiaries	Eliminations	Total
			(dollars in millions)			
Net Cash Provided by (Used in) Operating Activities of Continuing Operations	$(380)	$ (183)	$ 62	$ 722	$ —	$ 221
Cash Flows from Investing Activities:						
Proceeds from sale and maturity of marketable securities	175	5	100	—	—	280
Purchases of marketable securities	—	—	(98)	—	—	(98)
Decrease (increase) in restricted cash and securities	1	2	(10)	(14)	—	(21)
Capital expenditures	—	—	(166)	(226)	—	(392)
Investments and acquisitions	—	—	(761)	12	—	(749)
Proceeds from sale of discontinued operations, net of cash sold	—	—	—	307	—	307
Advances from discontinued operations, net	—	—	—	18	—	18
Proceeds from sale of property, plant and equipment and other assets	—	—	6	1	—	7
Net Cash Provided by (Used in) Investing Activities	176	7	(929)	98	—	(648)
Cash Flows from Financing Activities:						
Long-term debt borrowings, net of issuance costs	326	1,930	—	—	—	2,256
Payments on long-term debt, including current portion (net of restricted cash)	(513)	(596)	—	(1)	—	(1,110)
Equity offering	543			—		543
Increase (decrease) due from affiliates, net	(174)	(1,154)	2,170	(842)	—	—
Net Cash Provided by (Used in) Financing Activities	182	180	2,170	(843)	—	1,689
Net Cash Used in Discontinued Operations	—	—	—	(43)	—	(43)
Effect of Exchange Rates on Cash and Cash Equivalents	—	—	14	(4)	—	10
Net Change in Cash and Cash Equivalents	(22)	4	1,317	(70)	—	1,229
Cash and Cash Equivalents at Beginning of Year (includes cash of discontinued operations)	37	8	275	132	—	452
Cash and Cash Equivalents at End of Year	$ 15	$ 12	$1,592	$ 62	$ —	$ 1,681

(21) Condensed Consolidating Financial Information (Continued)

Condensed Consolidating Statements of Cash Flows
For the year ended December 31, 2005

	Level 3 Communications, Inc.	Level 3 Financing, Inc.	Level 3 Communications, LLC	Other Subsidiaries	Eliminations	Total
			(dollars in millions)			
Net Cash Provided by (Used in) Operating Activities of Continuing Operations	$(306)	$(128)	$ 226	$ 90	$ —	$(118)
Cash Flows from Investing Activities:						
Proceeds from sale and maturity of marketable securities	243	—	340	1	—	584
Purchases of marketable securities	(648)	—	—	—	—	(648)
Decrease (increase) in restricted cash and securities	—	3	(6)	(1)	—	(4)
Capital expenditures	—	—	(167)	(133)	—	(300)
Investments and acquisitions	(10)	—	(497)	128	—	(379)
Proceeds from sale of discontinued operations	—	82	—	—	—	82
Advances from discontinued operations, net	—	—	—	13	—	13
Proceeds from sale of property, plant and equipment and other assets	—	—	3	8	—	11
Net Cash Provided by (Used in) Investing Activities	(415)	85	(327)	16	—	(641)
Cash Flows from Financing Activities:						
Long-term debt borrowings, net of issuance costs	877	—	—	66	—	943
Payments on long-term debt, including current portion (net of restricted cash)	—	—	(26)	(104)	—	(130)
Increase (decrease) due from affiliates, net	(121)	34	170	(83)	—	—
Net Cash Provided by (Used in) Financing Activities	756	34	144	(121)	—	813
Net Cash Used in Discontinued Operations	—	—	—	(32)	—	(32)
Effect of Exchange Rates on Cash and Cash Equivalents	(1)	—	(13)	1	—	(13)
Net Change in Cash and Cash Equivalents	34	(9)	30	(46)	—	9
Cash and Cash Equivalents at Beginning of Year (includes cash of discontinued operations)	3	17	245	178	—	443
Cash and Cash Equivalents at End of Year (includes cash of discontinued operations)	$ 37	$ 8	$ 275	$ 132	$ —	$ 452

(22) Unaudited Quarterly Financial Data

	Three Months Ended							
	March 31,		June 30,		September 30,		December 31,	
	2007	2006	2007	2006	2007	2006	2007	2006
	(dollars in millions except per share data)							
Revenue	$ 1,056	$ 822	$1,052	$ 835	$1,061	$ 875	$1,100	$ 846
Operating Loss	(75)	(57)	(79)	(18)	(58)	(25)	(29)	(40)
Loss from Continuing Operations	(647)	(166)	(202)	(224)	(174)	(163)	(91)	(237)
Income (loss) from Discontinued Operations	—	(2)	—	23	—	25	—	—
Net Loss	(647)	(168)	(202)	(201)	(174)	(138)	(91)	(237)
Income (Loss) per Share (Basic and Diluted):								
Loss from Continuing Operations	$ (0.44)	$(0.20)	$(0.13)	$(0.25)	$(0.11)	$(0.14)	$(0.06)	$(0.20)
Income from Discontinued Operations	—	—	—	0.02	—	0.02	—	—
Net Loss	$ (0.44)	$(0.20)	$(0.13)	$(0.23)	$(0.11)	$(0.12)	$(0.06)	$(0.20)

Loss per share was calculated for each three-month period on a stand-alone basis. As a result of stock transactions during the periods, the sum of the loss per share for the four quarters of each year may not equal the loss per share for the twelve month periods. As a result of the sale of Software Spectrum in 2006, certain amounts previously included in the 2006 quarterly reports on Forms 10-Q have been reclassified from continuing operations to discontinued operations.

In the first quarter of 2007, the Company purchased Broadwing and the CDN Business. The Company also recognized a $427 million net loss on the extinguishment of various debt instruments in several transactions.

In the third quarter of 2007, the Company purchased Servecast Limited.

In the fourth quarter of 2007, the Company recognized a $37 million gain related to the partial sale of its investment in Infinera stock and recognized a tax benefit of $23 million related to certain changes in state income tax law that primarily occurred in the second quarter of 2007.

In the first quarter of 2006, the Company purchased Progress Telecom. The Company also recognized a $27 million gain related to a debt exchange.

In the second quarter of 2006, the Company purchased ICG Communications. The Company also recognized a $55 million loss on the amendment and restatement of the Company's Senior Secured term Loan due 2011.

In the third quarter of 2006, the Company purchased TelCove and Looking Glass. The Company also recognized a $33 million gain from the sale of Software Spectrum.

In the fourth quarter of 2006, the Company recognized a $54 million loss on the extinguishment of debt.

INVESTOR RELATIONS

CORPORATE HEADQUARTERS
1025 Eldorado Boulevard
Broomfield, CO 80021
General Information: 720-888-1000

TRANSFER AGENT
Wells Fargo Bank Minnesota, N.A.
Shareowner Services
Post Office Box 64854
St. Paul, MN 55164-0854

For address changes, stock transfers, name changes, registration changes, lost stock certificates and stock holdings, please contact:

Wells Fargo Shareholder Services
St. Paul, MN
1-800-468-9716

E-mail Address:
Stocktransfer@WellsFargo.com

AUDITORS
KPMG LLP
707 17th Street, Suite 2700
Denver, CO 80202

INVESTOR RELATIONS
Inquiries by securities analysts, investment professionals and stockholders about Level 3 Communications, Inc. Common Stock, including requests for any Securities and Exchange Commission or other Stockholder reports should be directed to:

Investor.Relations@Level3.com
1-877-LVLTCOM (585-8266)

WEB SITE
Additional corporate information including company history, current and historic financials, and press release, can be found on the Level 3 Communications Web site at *www.level3.com.*

10-K
After the close of each fiscal year, Level 3 Communications submits a Form 10-K to the Securities and Exchange Commission containing certain additional information about its business. A copy of the Form 10-K may be obtained without charge by addressing your request to Investor Relations at Investor.Relations@Level3.com or Investor Relations, Level 3 Communications, Inc., 1025 Eldorado Boulevard, Broomfield, CO 80021.

COMMON STOCK
Level 3 Communications Common Stock is traded on the NASDAQ Global Select Market under the symbol LVLT.

As of March 27, 2008, there were 1,548,059,528 shares of Common Stock issued and outstanding. There were approximately 7,880 stockholders of record.

May 20, 2008 at 9:00 AM

Level 3 Communications Headquarters
1025 Eldorado Boulevard
Broomfield, Colorado

Doors open at 8:30 AM

Complimentary parking is available on the top level of the Level 3 campus parking garage.



BOULDER
96TH ST.
36
287
25
N
NORTHWEST PARKWAY
E-470 TOLLWAY
76
Level(3)
ELDORADO BLVD.
JEFFCO AIRPORT
DENVER INTERNATIONAL AIRPORT
PENA BLVD.
270
70
70
25
DENVER CENTRAL BUSINESS DISTRICT

Please register if you plan to attend the Level 3 Annual Stockholder Meeting:

- Phone: 720-888-2518
- Internet: www.Level3.com
  Click on the Annual Meeting link and follow the directions.

FROM THE EAST

Take I-70 West to I-25 North to US 36 West. Exit Interlocken Loop/Storagetek Drive and turn left. Proceed to Eldorado Blvd. and turn right. The Level 3 campus is located up the hill on the right side. Please follow directional signage to the main entrance for parking and Event Center location.

FROM THE WEST

Take I-70 East to I-25 North to US 36 West. Exit Interlocken Loop/Storagetek Drive and turn left. Proceed to Eldorado Blvd. and turn right. The Level 3 campus is located up the hill on the right side. Please follow directional signage to the main entrance for parking and Event Center location.

FROM DENVER INTERNATIONAL AIRPORT

Exit Airport via Pena Blvd. to Exit # 6B to Fort Collins/E-470 Tollway. E-470 eventually becomes the Northwest Parkway. There are three tollbooth stops along E-470 ($2.00 each, total cost of tolls = $6.00). Northwest Parkway ends and becomes Interlocken Loop, which will cross over US 36. Follow this road to Eldorado Blvd. and turn right. The Level 3 campus is located up the hill on the right side. Please follow directional signage to the main entrance for parking and Event Center location.

FROM BOULDER

Take US 36 East, exit Interlocken Loop/Storagetek Drive and turn right. Proceed to Eldorado Blvd. and turn right. The Level 3 campus is located up the hill on the right side. Please follow directional signage to the main entrance for parking and Event Center location.

FROM DOWNTOWN DENVER

Take I-25 North to US 36 West. Exit Interlocken Loop/Storagetek Drive and turn left. Proceed to Eldorado Blvd. and turn right. The Level 3 campus is located up the hill on the right side. Please follow directional signage to the main entrance for parking and Event Center location.

END

Level(3)® COMMUNICATIONS

www.Level3.com